Filed Pursuant to Rule 424(b)(3)
Registration No. 333-208465

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Weyerhaeuser Company, referred to as Weyerhaeuser, and Plum Creek Timber Company, Inc., referred to as Plum Creek, have entered into an Agreement and Plan of Merger, dated as of November 6, 2015, referred to as the merger agreement. Pursuant to the terms of the merger agreement, Plum Creek will merge with and into Weyerhaeuser, referred to as the merger, with Weyerhaeuser continuing as the surviving corporation in the merger.

If the merger is completed, Plum Creek stockholders will have the right to receive 1.60 Weyerhaeuser common shares for each share of Plum Creek common stock, with cash paid in lieu of fractional shares. This exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the completion of the merger. Based on the closing price of Weyerhaeuser common shares on the New York Stock Exchange, on November 6, 2015, the last trading day before public announcement of the merger, the 1.60 exchange ratio represented approximately $48.64 in value for each share of Plum Creek common stock. Based on the closing price of Weyerhaeuser common shares on the New York Stock Exchange on December 28, 2015, the latest practicable date before the date of this joint proxy statement/prospectus, the 1.60 exchange ratio represented approximately $48.91 in value for each share of Plum Creek common stock. Weyerhaeuser shareholders will continue to own their existing Weyerhaeuser shares. Weyerhaeuser common shares are currently traded under the symbol “WY”, and shares of Plum Creek common stock are currently traded under the symbol “PCL”, in each case on the New York Stock Exchange. Following the completion of the merger, Weyerhaeuser common shares will continue to trade under the symbol “WY” on the New York Stock Exchange. We urge you to obtain current market quotations of Weyerhaeuser common shares and shares of Plum Creek common stock.

Based on the estimated number of Weyerhaeuser common shares and shares of Plum Creek common stock that will be outstanding immediately prior to the completion of the merger, we estimate that current Weyerhaeuser shareholders will own approximately 65% of the combined company and former Plum Creek stockholders will own approximately 35% of the combined company.

Weyerhaeuser and Plum Creek will each hold special meetings of their respective shareholders or stockholders, as applicable, in connection with the proposed merger.

At the special meeting of Weyerhaeuser shareholders, Weyerhaeuser shareholders will be asked to consider and vote on (1) a proposal to approve the issuance of Weyerhaeuser common shares to Plum Creek stockholders in connection with the merger, referred to as the share issuance proposal, and (2) a proposal to adjourn the Weyerhaeuser special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the issuance of Weyerhaeuser common shares to Plum Creek stockholders in connection with the merger, referred to as the Weyerhaeuser adjournment proposal. The Weyerhaeuser board of directors unanimously recommends that the Weyerhaeuser shareholders vote “FOR” each of the share issuance proposal and the Weyerhaeuser adjournment proposal.

At the special meeting of Plum Creek stockholders, Plum Creek stockholders will be asked to consider and vote on (1) a proposal to approve the adoption of the merger agreement, referred to as the merger proposal, (2) a proposal to adjourn the Plum Creek special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement, referred to as the Plum Creek adjournment proposal, and (3) a non-binding, advisory proposal to approve the compensation that may be paid or become payable to Plum Creek’s named executive officers in connection with the completion of the merger. The Plum Creek board of directors unanimously recommends that the Plum Creek stockholders vote “FOR” each of the merger proposal, the Plum Creek adjournment proposal and the compensation proposal.

We cannot complete the merger unless Weyerhaeuser shareholders approve the share issuance proposal and Plum Creek stockholders approve the merger proposal. Your vote is very important, regardless of the number of shares you own. Whether or not you expect to attend your special meeting in person, please vote your shares as promptly as possible by (1) accessing the Internet website specified on your proxy card, (2) calling the toll-free number specified on your proxy card or (3) marking, signing, dating and returning all proxy cards that you receive in the postage-paid envelope provided, so that your shares may be represented and voted at the Weyerhaeuser or Plum Creek special meeting, as applicable.

The obligations of Weyerhaeuser and Plum Creek to complete the merger are subject to the satisfaction or waiver of several conditions set forth in the merger agreement. More information about Weyerhaeuser, Plum Creek and the merger is contained in this joint proxy statement/prospectus. Weyerhaeuser and Plum Creek encourage you to read this entire joint proxy statement/prospectus carefully before voting, including the section entitled “Risk Factors” beginning on page 31.

We look forward to the successful combination of Weyerhaeuser and Plum Creek.

Sincerely,
Doyle R. Simons President and Chief Executive Officer Weyerhaeuser Company	Rick R. Holley Chief Executive Officer Plum Creek Timber Company, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this joint proxy statement/prospectus or determined that this joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated December 28, 2015 and is first being mailed to the shareholders of Weyerhaeuser and stockholders of Plum Creek on or about January 5, 2016.

Weyerhaeuser Company

33663 Weyerhaeuser Way South

Federal Way, Washington 98003

(253) 924-2345

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held On February 12, 2016

Dear Shareholders of Weyerhaeuser Company:

We are pleased to invite you to attend the special meeting of shareholders of Weyerhaeuser Company, a Washington corporation (referred to as “Weyerhaeuser”), which will be held at the Grand Hyatt Seattle, located at 721 Pine Street, Seattle, Washington 98101, on February 12, 2016, at 10:00 a.m., local time, for the following purposes:

•	to consider and vote on a proposal to approve the issuance of Weyerhaeuser common shares, par value $1.25 per share, in connection with the merger contemplated by the Agreement and Plan of Merger, dated as of November 6, 2015, between Weyerhaeuser and Plum Creek Timber Company, Inc., a Delaware corporation, a copy of which is attached as Annex A to the joint proxy statement/prospectus accompanying this notice (referred to as the “share issuance proposal”); and

•	to consider and vote on a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the share issuance proposal (referred to as the “Weyerhaeuser adjournment proposal”).

Weyerhaeuser will transact no other business at the special meeting except such business as may properly be brought before the special meeting or any adjournment or postponement of the special meeting. Please refer to the joint proxy statement/prospectus accompanying this notice for further information with respect to the business to be transacted at the special meeting.

The Weyerhaeuser board of directors has fixed the close of business on December 28, 2015 as the record date for determination of Weyerhaeuser shareholders entitled to receive notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting. Only shareholders of record of Weyerhaeuser common shares as of the close of business on the record date are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting. A list of shareholders of record entitled to vote at the special meeting will be available beginning 10 days prior to the special meeting, and continuing through the special meeting, at Weyerhaeuser’s executive offices and principal place of business at 33663 Weyerhaeuser Way South, Federal Way, Washington 98003 for inspection by shareholders during ordinary business hours for any purpose germane to the special meeting. The list will also be available at the special meeting for examination by any shareholder of record present at the special meeting.

Approval of the share issuance proposal requires the votes cast favoring the share issuance proposal exceed the votes cast opposing it. Approval of the Weyerhaeuser adjournment proposal requires that the votes cast favoring the Weyerhaeuser adjournment proposal exceed the votes cast opposing it.

Your vote is very important. Whether or not you expect to attend in person, we urge you to vote your shares as promptly as possible by (1) accessing the Internet website specified on your proxy card, (2) calling the toll-free number specified on your proxy card or (3) marking, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided, so that your shares may be represented and voted at the special meeting. If your shares are held in the name of a bank, broker or other holder of record, please follow the instructions on the voting instruction card furnished by the bank, broker or other holder of record.

Please note that if you hold shares in different accounts, it is important that you vote the shares represented by each account.

The joint proxy statement/prospectus accompanying this notice provides a detailed description of the merger and the merger agreement. We encourage you to read the accompanying joint proxy statement/prospectus, including any documents incorporated by reference and the annexes to the joint proxy statement/prospectus, carefully and in their entirety. If you have any questions concerning the merger or the joint proxy statement/prospectus, would like additional copies or need help voting your Weyerhaeuser common shares, please contact Weyerhaeuser’s proxy solicitor:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

(877) 800-5185 (toll-free from the U.S. and Canada)

+1 (412) 232-3651 (from other locations)

+1 (212) 750-5833 (banks and brokers may call collect)

By Order of the Board of Directors,

Devin W. Stockfish Senior Vice President, General Counsel and Corporate Secretary

Federal Way, Washington

December 28, 2015

PLUM CREEK TIMBER COMPANY, INC.

601 Union Street, Suite 3100

Seattle, Washington 98101

(800) 858-5347

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held On February 12, 2016

Dear Stockholders of Plum Creek Timber Company, Inc.:

We are pleased to invite you to attend the special meeting of stockholders of Plum Creek Timber Company, Inc., a Delaware corporation (referred to as “Plum Creek”), which will be held at the Washington Athletic Club, located at 1325 Sixth Avenue, Seattle, Washington 98101, on February 12, 2016, at 10:00 a.m., local time, for the following purposes:

•	to consider and vote on a proposal to adopt the Agreement and Plan of Merger, dated as of November 6, 2015, between Plum Creek and Weyerhaeuser Company, a Washington corporation (referred to as “Weyerhaeuser”), a copy of which is attached as Annex A to the joint proxy statement/prospectus accompanying this notice, pursuant to which Plum Creek will be merged with and into Weyerhaeuser and each outstanding share of Plum Creek common stock will be converted into the right to receive 1.60 Weyerhaeuser common shares (referred to as the “merger proposal”);

•	to consider and vote on a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger proposal (referred to as the “Plum Creek adjournment proposal”); and

•	to consider and vote on a non-binding, advisory proposal to approve the compensation that may be paid or become payable to Plum Creek’s named executive officers in connection with the completion of the merger (referred to as the “compensation proposal”).

Plum Creek will transact no other business at the special meeting except such business as may properly be brought before the special meeting or any adjournment or postponement of the special meeting. Please refer to the joint proxy statement/prospectus accompanying this notice for further information with respect to the business to be transacted at the special meeting.

The Plum Creek board of directors has fixed the close of business on December 28, 2015 as the record date for determination of Plum Creek stockholders entitled to receive notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting. Only stockholders of record of shares of Plum Creek common stock as of the close of business on the record date are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting. A list of stockholders of record entitled to vote at the special meeting will be available for 10 days prior to the special meeting at Plum Creek’s executive offices and principal place of business at 601 Union Street, Suite 3100, Seattle, Washington 98101-1374 for inspection by stockholders during ordinary business hours for any purpose germane to the special meeting. The list will also be available at the special meeting for examination by any stockholder of record present at the special meeting.

Approval of the merger proposal requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Plum Creek common stock entitled to vote at the special meeting. Approval of the Plum Creek adjournment proposal and the compensation proposal each requires that votes cast “FOR” exceed the votes cast “AGAINST” each proposal (with abstentions and broker non-votes not considered votes cast).

Your vote is very important. Whether or not you expect to attend in person, we urge you to vote your shares as promptly as possible by (1) accessing the Internet website specified on your proxy card, (2) calling the toll-free number specified on your proxy card or (3) marking, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided, so that your shares may be represented and voted at the special meeting. If your shares are held in the name of a bank, broker or other holder of record, please follow the instructions on the voting instruction card furnished by the bank, broker or other holder of record.

Please note that if you hold shares in different accounts, it is important that you vote the shares represented by each account.

The joint proxy statement/prospectus accompanying this notice provides a detailed description of the merger and the merger agreement. We encourage you to read the accompanying joint proxy statement/prospectus, including any documents incorporated by reference, and the annexes to the joint proxy statement/prospectus carefully and in their entirety. If you have any questions concerning the merger or the joint proxy statement/prospectus, would like additional copies or need help voting your shares of Plum Creek common stock, please contact Plum Creek’s proxy solicitor:

Georgeson Inc.

480 Washington Blvd., 26th Floor

Jersey City, New Jersey 07310

(888) 867-6963 (toll-free)

By Order of the Board of Directors,

James A. Kraft
Senior Vice President, General Counsel and Secretary

December 28, 2015

ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about Weyerhaeuser and Plum Creek from other documents that are not included in, or delivered with, this joint proxy statement/prospectus. This information is available to you without charge upon your request. You can obtain the documents incorporated by reference into this joint proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

For Weyerhaeuser shareholders:

Weyerhaeuser Company

33663 Weyerhaeuser Way South

Federal Way, Washington 98003

(253) 924-2058

Attn: Director, Investor Relations

or

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

(877) 800-5185 (toll-free from the U.S. and Canada) +1 (412) 232-3651 (from other locations)

+1 (212) 750-5833 (banks and brokers may call collect)

For Plum Creek stockholders:

Plum Creek Timber Company, Inc.

601 Union Street, Suite 3100

Seattle, Washington 98101

(800) 858-5347

Attn: Investor Relations

or

Georgeson Inc.

480 Washington Blvd., 26th Floor

Jersey City, New Jersey 07310

(888) 867-6963 (toll-free)

In order for you to receive timely delivery of the documents in advance of the Weyerhaeuser special meeting or the Plum Creek special meeting, as applicable, you must request the information no later than five business days prior to the date of the special meetings (i.e., by February 5, 2016).

For more information, see the section entitled “Where You Can Find More Information” beginning on page 180.

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (referred to as the “SEC”) by Weyerhaeuser (File No. 333-208465), constitutes a prospectus of Weyerhaeuser under Section 5 of the Securities Act of 1933, as amended (referred to as the “Securities Act”), with respect to the Weyerhaeuser common shares to be issued to Plum Creek stockholders pursuant to the merger agreement. This joint proxy statement/prospectus also constitutes a joint proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended (referred to as the “Exchange Act”). It also constitutes a notice of meeting with respect to the special meeting of Weyerhaeuser shareholders and a notice of meeting with respect to the special meeting of Plum Creek stockholders.

Weyerhaeuser and Plum Creek have not authorized anyone to provide you with any information other than the information that is contained in, or incorporated by reference into, this joint proxy statement/prospectus. Weyerhaeuser and Plum Creek take no responsibility for, and can provide no assurances as to the reliability of, any other information that others may give you. This joint proxy statement/prospectus is dated December 28, 2015. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than that date. Further, you should not assume that the information incorporated by reference into this joint proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing of this joint proxy statement/prospectus to Weyerhaeuser shareholders or Plum Creek stockholders, nor the issuance by Weyerhaeuser of common shares in connection with the merger, will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this joint proxy statement/prospectus regarding Weyerhaeuser has been provided by Weyerhaeuser, and information contained in this joint proxy statement/prospectus regarding Plum Creek has been provided by Plum Creek.

Unless otherwise indicated or as the context otherwise requires, all references in this joint proxy statement/prospectus to:

•	“combined company” refers collectively to Weyerhaeuser and Plum Creek, following completion of the merger;

•	“Weyerhaeuser” refers to Weyerhaeuser Company, a Washington corporation;

•	“merger agreement” refers to the Agreement and Plan of Merger, dated November 6, 2015, between Weyerhaeuser and Plum Creek, a copy of which is attached as Annex A to this joint proxy statement/prospectus and is incorporated herein by reference;

•	“Plum Creek” refers to Plum Creek Timber Company, Inc., a Delaware corporation; and

•	“we,” “our” and “us” refer to Weyerhaeuser and Plum Creek, collectively.

i

ii

QUESTIONS AND ANSWERS

The following are some questions that you, as a shareholder of Weyerhaeuser or stockholder of Plum Creek, may have regarding the merger and the other matters being considered at the special meetings and the answers to those questions. Weyerhaeuser and Plum Creek encourage you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the merger and the other matters being considered at the special meetings. Additional important information is also contained in the annexes to this joint proxy statement/prospectus and the documents incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 180 for the location of information incorporated by reference in this joint proxy statement/prospectus.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	You are receiving this joint proxy statement/prospectus because you were a shareholder of record of Weyerhaeuser or a stockholder of record of Plum Creek as of the close of business on the record date for the Weyerhaeuser special meeting or the Plum Creek special meeting, as applicable. Weyerhaeuser and Plum Creek have agreed to the merger of Plum Creek with and into Weyerhaeuser under the terms of a merger agreement that is described in this joint proxy statement/prospectus and a copy of which is attached to this joint proxy statement/prospectus as Annex A.

This joint proxy statement/prospectus serves as the proxy statement through which Weyerhaeuser and Plum Creek will solicit proxies to obtain the necessary shareholder or stockholder approval, as applicable, for the proposed merger. It also serves as the prospectus by which Weyerhaeuser will issue Weyerhaeuser common shares as the merger consideration.

In order to complete the merger, among other things, Weyerhaeuser shareholders must vote to approve the issuance of Weyerhaeuser common shares to Plum Creek stockholders in connection with the merger and Plum Creek stockholders must vote to adopt the merger agreement.

Weyerhaeuser and Plum Creek will hold separate special meetings to obtain these approvals. This joint proxy statement/prospectus contains important information about the merger and the Weyerhaeuser special meeting and Plum Creek special meeting, and you should read this joint proxy statement/prospectus carefully and in its entirety. The enclosed voting materials allow you to vote your shares without attending your respective special meeting.

Your vote is very important. We encourage you to vote as soon as possible.

Q:	What will I receive in the merger?

A:	If the merger is completed, holders of Plum Creek common stock will be entitled to receive 1.60 Weyerhaeuser common shares for each share of Plum Creek common stock they hold (other than shares of Plum Creek common stock owned by Plum Creek as treasury stock) at the effective time of the merger. Plum Creek stockholders will not receive any fractional Weyerhaeuser common shares in the merger. Instead, Weyerhaeuser will pay cash in lieu of any fractional Weyerhaeuser common shares that a Plum Creek stockholder would otherwise have been entitled to receive.

If the merger is completed, Weyerhaeuser shareholders will not receive any merger consideration and will continue to hold their Weyerhaeuser common shares.

Q:	If I am a Plum Creek stockholder, how will I receive the merger consideration to which I am entitled?

A: The exchange agent will, promptly after the completion of the merger (and in any event within two business days after such time), mail to each holder of record of Plum Creek common stock whose shares were converted into the right to receive the merger consideration a letter of transmittal, together with instructions thereto. Upon the surrender of a certificate for cancelation to the exchange agent, together with the letter of transmittal, duly completed and validly executed, the holder of this certificate will be entitled to receive the merger consideration. If you are a holder of book-entry shares, the Weyerhaeuser common shares will be deemed issued to you on the date of the completion of the merger.

Q:	What is the value of the merger consideration?

A:	Because Weyerhaeuser will issue 1.60 Weyerhaeuser common shares in exchange for each share of Plum Creek common stock, the value of the merger consideration that Plum Creek stockholders receive will depend on the price per Weyerhaeuser common share at the effective time of the merger. That price will not be known at the time of the special meetings and may be less than the current price or the price at the time of the special meetings. Based on the closing price of Weyerhaeuser common shares on the New York Stock Exchange (referred to as the “NYSE”) on December 28, 2015, the latest practicable date before the date of this joint proxy statement/prospectus, the 1.60 exchange ratio represented approximately $48.91 in value for each share of Plum Creek common stock. We encourage you to obtain current market quotations of Weyerhaeuser common shares and Plum Creek common stock.

Q:	When and where will the special meetings be held?

A:	The Weyerhaeuser special meeting will be held at the Grand Hyatt Seattle, located at 721 Pine Street, Seattle, Washington 98101 on February 12, 2016, at 10:00 a.m., local time, unless adjourned or postponed to a later date or time.

The Plum Creek special meeting will be held at the Washington Athletic Club, located at 1325 Sixth Avenue, Seattle, Washington 98101, on February 12, 2016, at 10:00 a.m., local time, unless adjourned or postponed to a later date or time.

Q:	Who is entitled to vote at the special meeting?

A:	Only shareholders of record of Weyerhaeuser common shares as of the close of business on December 28, 2015 are entitled to notice of, and to vote at, the Weyerhaeuser special meeting and any adjournment or postponement of the Weyerhaeuser special meeting. Only stockholders of record of Plum Creek as of the close of business on December 28, 2015 are entitled to notice of, and to vote at, the Plum Creek special meeting and any adjournment or postponement of the Plum Creek special meeting.

Q:	What proposals will be considered at the special meeting?

A:	At the special meeting of Weyerhaeuser shareholders, Weyerhaeuser shareholders will be asked to consider and vote on:

•	a proposal to approve the issuance of Weyerhaeuser common shares, par value $1.25 per share, in connection with the merger contemplated by the merger agreement (referred to as the “share issuance proposal”); and

•	a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the share issuance proposal (referred to as the “Weyerhaeuser adjournment proposal”).

Weyerhaeuser will transact no other business at its special meeting except such business as may properly be brought before the Weyerhaeuser special meeting or any adjournment or postponement thereof.

At the special meeting of Plum Creek stockholders, Plum Creek stockholders will be asked to consider and vote on:

•	a proposal to adopt the merger agreement, pursuant to which Plum Creek will be merged with and into Weyerhaeuser and each outstanding share of Plum Creek common stock will be converted into the right to receive 1.60 Weyerhaeuser common shares (referred to as the “merger proposal”);

•	a proposal to adjourn the Plum Creek special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger proposal (referred to as the “Plum Creek adjournment proposal”); and

•	a non-binding, advisory proposal to approve the compensation that may be paid or become payable to Plum Creek’s named executive officers in connection with the completion of the merger (referred to as the “compensation proposal”).

Plum Creek will transact no other business at its special meeting except such business as may properly be brought before the Plum Creek special meeting or any adjournment or postponement thereof.

Q:	How does the Weyerhaeuser board of directors recommend that I vote?

A:	At its meeting on November 6, 2015, the Weyerhaeuser board of directors (referred to as the “Weyerhaeuser board”) unanimously (1) approved and adopted the merger agreement, (2) approved the merger upon the terms and subject to the conditions set forth in the merger agreement and (3) approved the issuance by Weyerhaeuser of 1.60 Weyerhaeuser common shares per share of Plum Creek common stock pursuant to and in accordance with the terms and conditions of the merger agreement. Accordingly, the Weyerhaeuser board unanimously recommends that the Weyerhaeuser shareholders vote “FOR” each of the share issuance proposal and the Weyerhaeuser adjournment proposal.

Q:	How does the Plum Creek board of directors recommend that I vote?

A:	The Plum Creek board of directors (referred to as the “Plum Creek board”) unanimously determined that the merger agreement and the transactions contemplated by the merger agreement were advisable, fair to and in the best interests of Plum Creek and its stockholders and approved the merger agreement and the transactions contemplated by the merger agreement, including the merger. Accordingly, the Plum Creek board unanimously recommends that the Plum Creek stockholders vote “FOR” each of the merger proposal, the Plum Creek adjournment proposal and the compensation proposal.

Q:	How do I vote as a Weyerhaeuser shareholder?

A:	If you are a shareholder of record of Weyerhaeuser as of the close of business on the record date for the Weyerhaeuser special meeting, you may vote in person by attending the Weyerhaeuser special meeting or, to ensure your shares are represented at the meeting, you may vote by:

•	accessing the Internet website specified on your proxy card;

•	calling the toll-free number specified on your proxy card; or

•	marking, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

If you hold Weyerhaeuser shares in the name of a bank, broker or other holder of record, please follow the instructions on the voting instruction card furnished by the bank, broker or other holder of record to ensure that your shares are represented at the Weyerhaeuser special meeting.

Q:	How do I vote as a Plum Creek stockholder?

A:	If you are a stockholder of record of Plum Creek as of the close of business on the record date for the Plum Creek special meeting, you may vote in person by attending the Plum Creek special meeting or, to ensure your shares are represented at the meeting, you may vote by:

•	accessing the Internet website specified on your proxy card;

•	calling the toll-free number specified on your proxy card; or

•	marking, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

If you hold shares of Plum Creek common stock in the name of a bank, broker or other holder of record, please follow the instructions on the voting instruction card furnished by the bank, broker or other holder of record to ensure that your shares are represented at the Plum Creek special meeting.

Q:	What vote is required to approve each proposal?

A:	Weyerhaeuser. Approval of the share issuance proposal requires that the votes cast favoring the share issuance proposal exceed the votes cast opposing it. Approval of the Weyerhaeuser adjournment proposal requires that the votes cast favoring the Weyerhaeuser adjournment proposal exceed the votes cast opposing it.

Plum Creek. Approval of the merger proposal requires the affirmative vote of holders of a majority of the outstanding shares of Plum Creek common stock entitled to vote on the proposal. Approval of the Plum Creek adjournment proposal and the compensation proposal each requires that the votes cast “FOR” such proposal exceed the votes cast “AGAINST” such proposal (with abstentions and broker non-votes not considered votes cast).

Q:	How many votes do I have?

A:	Weyerhaeuser. You are entitled to one vote for each Weyerhaeuser common share that you owned as of the close of business on December 28, 2015, the record date for the Weyerhaeuser special meeting. As of the close of business on the record date for the Weyerhaeuser special meeting, there were 510,478,883 Weyerhaeuser common shares outstanding and entitled to vote at the Weyerhaeuser special meeting.

Plum Creek. You are entitled to one vote for each share of Plum Creek common stock that you owned as of the close of business on December 28, 2015, the record date for the Plum Creek special meeting. As of the close of business on the record date for the Plum Creek special meeting, there were 174,096,444 shares of Plum Creek common stock outstanding and entitled to vote at the Plum Creek special meeting.

Q:	What will happen if I fail to vote or I abstain from voting?

A:	Weyerhaeuser. If you fail to vote or fail to instruct your bank, broker or other holder of record to vote, it will not count towards the approval of the share issuance proposal or the Weyerhaeuser adjournment proposal. With respect to the share issuance proposal, if you mark your proxy or voting instructions to abstain, it will count as a vote against the approval of the share issuance proposal. With respect to the Weyerhaeuser adjournment proposal, if you mark your proxy or voting instructions to abstain, it will not count towards the approval of the Weyerhaeuser adjournment proposal.

Plum Creek. If you fail to vote, fail to instruct your bank, broker or other holder of record to vote or vote to abstain, it will have the same effect as a vote against the merger proposal. If you fail to vote or fail to instruct your bank, broker or other holder of record to vote, it will have no effect on the Plum Creek adjournment proposal or the compensation proposal, assuming a quorum is present. If you mark your proxy or voting instructions to abstain, it will have no effect on the Plum Creek adjournment proposal or the compensation proposal.

Q:	What constitutes a quorum?

A:

Weyerhaeuser. The presence, in person or by proxy, of holders of a majority of Weyerhaeuser’s outstanding common shares is required to constitute a quorum for the transaction of business at the Weyerhaeuser special meeting. Weyerhaeuser common shares represented at the Weyerhaeuser special meeting and entitled to vote but not voted, including shares for which a shareholder directs an “abstention” from voting and broker non-votes (shares held by banks, brokers or other holders of record that are present, in person or by proxy, at the Weyerhaeuser special meeting but with respect to which the bank, broker or other holder of record is not instructed by the beneficial owner of such shares how to vote on a particular proposal and the bank, broker or other holder of record does not have discretionary voting power on such proposal), will be counted as present for purposes of establishing a quorum.

Plum Creek. Stockholders who hold at least a majority of the outstanding shares of Plum Creek common stock as of the close of business on the record date and who are entitled to vote must be present or represented by proxy in order to constitute a quorum for the transaction of business at the Plum Creek special meeting. Shares of Plum Creek common stock represented at the Plum Creek special meeting but not voted, including shares for which a stockholder directs an “abstention” from voting and broker non-votes (shares held by banks, brokers or other holders of record that are present, in person or by proxy, at the Plum Creek special meeting but with respect to which the bank, broker or other holder of record is not instructed by the beneficial owner of such shares how to vote on a particular proposal and the bank, broker or other holder of record does not have discretionary voting power on such proposal), will be counted as present for purposes of establishing a quorum.

Q:	If my shares are held in “street name” by my bank, broker or other holder of record, will my bank, broker or other holder of record automatically vote my shares for me?

A:	No. If you are a beneficial owner of shares held in street name (that is, if you hold your shares through a bank, broker or other holder of record), you should follow the voting instructions you receive from the bank, broker or other holder of record to vote your shares. The bank, broker or other holder of record must receive explicit voting instructions from you to be able to vote on the share issuance proposal, the Weyerhaeuser adjournment proposal, the merger proposal, the Plum Creek adjournment proposal or the compensation proposal, each of which is considered to be non-routine under the applicable rules of the New York Stock Exchange. Banks, brokers and other holders of record do not have discretion to vote on non-routine matters unless the beneficial owner of the shares has given explicit voting instructions. Consequently, if you do not give your bank, broker or other holder of record explicit instructions, your shares will not be voted on the share issuance proposal, the Weyerhaeuser adjournment proposal, the merger proposal, the Plum Creek adjournment proposal or the compensation proposal and will be considered “broker non-votes” on these proposals. Please check the voting form used by your bank, broker or other holder of record.

If you are a Weyerhaeuser shareholder and you do not provide your bank, broker or other holder of record with instructions:

•	if your bank, broker or other holder of record submits an unvoted proxy, your Weyerhaeuser common shares will be counted for purposes of determining a quorum at the Weyerhaeuser special meeting, but will not be voted on any proposal on which your bank, broker or other holder of record does not have discretionary authority; and

•	your bank, broker or other holder of record may not vote your shares on the share issuance proposal or the Weyerhaeuser adjournment proposal, which will have no effect on the vote on these proposals.

If you are a Plum Creek stockholder and you do not provide your bank, broker or other holder of record with instructions:

•	if your bank, broker or other holder of record submits an unvoted proxy, your shares of Plum Creek common stock will be counted for purposes of determining a quorum at the Plum Creek special meeting and they will not be voted on any proposal at the Plum Creek special meeting on which your bank, broker or other holder of record does not have discretionary authority; and

•	your bank, broker or other holder of record may not vote your shares, which will have the same effect as a vote against the merger proposal and, assuming a quorum is present, will have no effect on the Plum Creek adjournment proposal or the compensation proposal.

Please note that you may not vote shares held in street name by returning a proxy card directly to Weyerhaeuser or Plum Creek or by voting in person at your special meeting unless you provide a “legal proxy,” which you must obtain from your bank, broker or other holder of record.

Q:	What will happen if I return my proxy card without indicating how to vote?

A:	If you return your proxy card without indicating how to vote on any particular proposal, the Weyerhaeuser common shares or shares of Plum Creek common stock represented by your proxy will be voted in favor of that proposal.

Q:	Can I change my vote after I have returned a proxy or voting instruction card?

A:	Yes. You can change your vote at any time before your proxy is voted at your special meeting. You can do this in one of three ways:

•	you can send a signed notice of revocation;

•	you can grant a new, valid proxy bearing a later date (including by telephone or through the Internet); or

•	if you are a holder of record, you can attend your special meeting and vote in person, which will automatically cancel any proxy previously given, or you may revoke your proxy in person, but your attendance alone will not revoke any proxy that you have previously given.

If you choose either of the first two methods, you must submit your notice of revocation or your new proxy to the Corporate Secretary of Weyerhaeuser or Corporate Secretary of Plum Creek, as appropriate, no later than the beginning of the applicable special meeting. If your shares are held in street name by your bank, broker or other holder of record, you should contact your bank, broker or other holder of record to change your vote or revoke your proxy.

Q:	What happens if I transfer my shares of Weyerhaeuser or Plum Creek common stock before the special meeting?

A:	The record dates for the Weyerhaeuser and Plum Creek special meetings are earlier than both the date of the special meetings and the date that the merger is expected to be completed. If you transfer your Weyerhaeuser or Plum Creek shares after the applicable record date but before the applicable special meeting, you will retain your right to vote at the applicable special meeting. However, if you are a Plum Creek stockholder, you will have transferred the right to receive the merger consideration in the merger. In order to receive the merger consideration, you must hold your shares through the completion of the merger.

Q:	What if I hold shares in both Weyerhaeuser and Plum Creek?

A:	If you are both a shareholder of Weyerhaeuser and a stockholder of Plum Creek, you will receive two separate packages of proxy materials. A vote cast as a Weyerhaeuser shareholder will not count as a vote cast as a Plum Creek stockholder, and a vote cast as a Plum Creek stockholder will not count as a vote cast as a Weyerhaeuser shareholder. Therefore, please separately submit a proxy for each of your Weyerhaeuser and Plum Creek shares.

Q:	Where can I find the voting results of the special meeting?

A:	The preliminary voting results for each special meeting will be announced at the Weyerhaeuser and Plum Creek special meetings, respectively. In addition, within four business days following certification of the final voting results, each of Weyerhaeuser and Plum Creek intends to file the final voting results of its special meeting with the SEC on a Current Report on Form 8-K.

Q:	What will happen if all of the proposals to be considered at the special meeting are not approved?

A:	As a condition to completion of the merger, Weyerhaeuser’s shareholders must approve the share issuance proposal and Plum Creek’s stockholders must approve the merger proposal. Completion of the merger is not conditioned or dependent on approval of any of the other proposals to be considered at the special meetings.

Q:	What happens if the merger is not completed?

A:	If the merger is not completed for any reason, Plum Creek stockholders will not receive any consideration for their shares of Plum Creek common stock, and Plum Creek will remain an independent public company with Plum Creek common stock being traded on the NYSE.

Q:	Are Weyerhaeuser shareholders or Plum Creek stockholders entitled to appraisal or dissenters’ rights?

A:	No. Under the General Corporation Law of the State of Delaware (referred to as the “DGCL”), the holders of Plum Creek common stock are not entitled to appraisal rights in connection with the merger. Under Washington law, since approval by Weyerhaeuser shareholders of the merger is not required, Weyerhaeuser shareholders do not have dissenters’ rights in connection with the merger. For more information, see the section entitled “No Appraisal or Dissenters’ Rights” beginning on page 173.

Q:	Why are Plum Creek stockholders being asked to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Plum Creek’s named executive officers in connection with the completion of the merger?

A:	The rules promulgated by the SEC under Section 14A of the Exchange Act require Plum Creek to seek a non-binding, advisory vote with respect to certain compensation that may be paid or become payable to Plum Creek’s named executive officers in connection with the completion of the merger. For more information regarding such payments, see the section entitled “Non-Binding Advisory Vote on Compensation” beginning on page 141.

Q:	What will happen if Plum Creek stockholders do not approve, on a non-binding advisory basis, the payments to Plum Creek’s named executive officers in connection with the completion of the merger?

A:	The vote on the compensation proposal is a vote separate and apart from the vote on the merger proposal. Accordingly, Plum Creek stockholders may vote in favor of the merger proposal and not in favor of the compensation proposal, or vice versa. Approval of the compensation proposal is not a condition to completion of the merger with Weyerhaeuser, and it is advisory in nature only, meaning it will not be binding on either Weyerhaeuser or Plum Creek. Accordingly, because Plum Creek is contractually obligated to make these payments, if the proposed merger with Weyerhaeuser is completed, the compensation will be payable, subject only to the conditions applicable to these payments, regardless of the outcome of the advisory vote.

Q:	What are the material U.S. federal income tax consequences of the merger to U.S. holders of Plum Creek common shares?

A:	Plum Creek and Weyerhaeuser intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (referred to as the “Code”). It is a condition to Weyerhaeuser’s obligation to complete the merger that Weyerhaeuser receive an opinion from Covington & Burling LLP (referred to as “Covington”), tax counsel to Weyerhaeuser, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Plum Creek’s obligation to complete the merger that Plum Creek receive an opinion from Skadden, Arps, Slate, Meagher & Flom LLP (referred to as “Skadden”), tax counsel to Plum Creek, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, and on the basis of the opinions expected to be received in connection herewith, a U.S. Holder (as defined on page 99) of Plum Creek common stock will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of shares of Plum Creek common stock for Weyerhaeuser common shares in the merger, except with respect to cash received in lieu of fractional shares.

Please carefully review the information set forth in the section entitled “The Issuance of Weyerhaeuser Shares and the Adoption of the Merger Agreement—U.S. Federal Income Tax Consequences of the Merger” beginning on page 99 for a summary of U.S. federal income tax consequences of the merger. The tax consequences to you of the merger will depend on your own situation. Please consult your own tax advisors as to the specific tax consequences to you of the merger.

Q:	What are the conditions to completion of the merger?

A:	In addition to the approval of the share issuance proposal by Weyerhaeuser’s shareholders and the approval of the merger proposal by Plum Creek’s stockholders, completion of the merger is subject to the satisfaction of a number of other conditions. For additional information on the conditions to completion of the merger, see the section entitled “The Issuance of Weyerhaeuser Shares and the Adoption of the Merger Agreement—The Merger Agreement—Conditions to Completion of the Merger” beginning on page 134.

Q:	Will I still be paid dividends prior to the merger?

A:	Weyerhaeuser has recently paid quarterly dividends of $0.31 per share to its shareholders. Weyerhaeuser may continue to declare and pay its regular quarterly cash dividend with declaration, record and payment dates consistent with past practice and in accordance with its current dividend policy without Plum Creek’s consent. Plum Creek has historically paid quarterly dividends of $0.44 per share to its stockholders. Plum Creek may continue to declare and pay its regular quarterly cash dividend with declaration, record and payment dates consistent with past practice and in accordance with its current dividend policy without Weyerhaeuser’s consent.

Under the merger agreement, Weyerhaeuser and Plum Creek are required to coordinate with each other to designate the same record and payment dates for any quarterly dividends or distributions declared in accordance with the merger agreement in any calendar quarter in which the closing of the merger might reasonably be expected to occur so that (1) no holder of Weyerhaeuser common shares or shares of Plum Creek common stock will receive two dividends, or fail to receive one dividend, for any single calendar quarter and (2) the quarterly payments of dividends to holders of Weyerhaeuser common shares (and any necessary adjustments to Plum Creek’s schedule for quarterly dividends) will be made substantially in accordance with Weyerhaeuser’s historical quarterly dividend payment schedule.

Q:	When do you expect the merger to be completed?

A:	Weyerhaeuser and Plum Creek expect the merger to close in late first quarter or early second quarter of 2016. However, the obligations of Weyerhaeuser and Plum Creek to complete the merger are subject to the satisfaction or waiver of several conditions set forth in the merger agreement, and it is possible that factors outside the control of both companies could result in the merger being completed at a later time, or not at all. There may be a substantial amount of time between the respective Weyerhaeuser and Plum Creek special meetings and the completion of the merger.

Q:	What will happen to outstanding Plum Creek equity awards in the merger?

A:	Upon completion of the merger, each outstanding stock option to purchase shares of Plum Creek common stock will be converted into an option, on the same terms as were applicable prior to the merger, to purchase a corresponding number of Weyerhaeuser common shares, after giving effect to the 1.60 exchange ratio. Upon completion of the merger, each outstanding Plum Creek restricted stock unit (referred to as a “RSU”) and deferred stock unit (referred to as a “DSU”) will be converted into a Weyerhaeuser RSU or DSU, as applicable, on the same terms as were applicable prior to the merger, with respect to a corresponding number of Weyerhaeuser common shares, after giving effect to the 1.60 exchange ratio.

Upon completion of the merger, each outstanding Plum Creek value management award (“VMA”) granted on or before December 31, 2014 will be canceled with the holder thereof receiving an amount in cash determined assuming satisfaction of the applicable performance goals at the greater of target and actual performance through completion of the merger. Upon completion of the merger, each outstanding Plum Creek VMA granted after December 31, 2014 will be converted into a Weyerhaeuser restricted unit, on the same terms as were applicable to the Plum Creek VMA prior to the merger; provided that the applicable performance goals will be deemed satisfied as of completion of the merger at the greater of target and actual performance through completion of the merger.

Q:	What do I need to do now?

A:	Carefully read and consider the information contained in, and incorporated by reference into, this joint proxy statement/prospectus, including its annexes.

If you are a holder of record, in order for your shares to be represented at your special meeting:

•	you can attend your special meeting in person;

•	you can vote through the Internet or by telephone by following the instructions included on your proxy card; or

•	you can indicate on the enclosed proxy card how you would like to vote and return the proxy card in the accompanying pre-addressed postage paid envelope.

If you hold your shares in street name, in order for your shares to be represented at your special meeting, you should instruct your bank, broker or other holder of record as to how to vote your shares, following the directions from your bank, broker or other holder of record provided to you.

Q:	Do I need to do anything with my shares of Plum Creek common stock now?

A:	If you are a Plum Creek stockholder, after the merger is completed, your shares of Plum Creek common stock will be automatically converted into Weyerhaeuser common shares. You will receive instructions at that time regarding exchanging your shares for Weyerhaeuser common shares. You do not need to take any action at this time. Please do not send your Plum Creek stock certificates with your proxy card.

Q:	Do I need to do anything with my Weyerhaeuser common shares now?

A:	If you are a Weyerhaeuser shareholder, you are not required to take any action with respect to your Weyerhaeuser stock certificates. You will continue to hold your Weyerhaeuser common shares.

Q:	Are there any risks in the merger or the Weyerhaeuser share issuance that I should consider?

A:	Yes. There are risks associated with all business combinations, including the merger, and with the related Weyerhaeuser share issuance. These risks are discussed in more detail in the section entitled “Risk Factors” beginning on page 31.

Q:	Who can help answer my questions?

A:	Weyerhaeuser shareholders or Plum Creek stockholders who have questions about the merger, the Weyerhaeuser share issuance or the other matters to be voted on at the special meetings or desire additional copies of this joint proxy statement/prospectus or additional proxy cards should contact:

if you are a Weyerhaeuser shareholder:

Weyerhaeuser Company

33663 Weyerhaeuser Way South

Federal Way, Washington 98003

(253) 924-2058

Attn: Director, Investor Relations

or

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

(877) 800-5185 (toll-free from the U.S. and Canada)

+1 (412) 232-3651 (from other locations)

+1 (212) 750-5833 (banks and brokers may call collect)

if you are a Plum Creek stockholder:

Plum Creek Timber Company, Inc.

601 Union Street, Suite 3100

Seattle, Washington 98101

(800) 858-5347

Attn: Investor Relations

or

Georgeson Inc.

480 Washington Blvd., 26th Floor

Jersey City, New Jersey 07310

(888) 867-6963 (toll-free)

SUMMARY

This summary highlights information contained elsewhere in this joint proxy statement/prospectus and may not contain all the information that is important to you. Weyerhaeuser and Plum Creek encourage you to read carefully the remainder of this joint proxy statement/prospectus, including the attached annexes and the other documents to which we have referred you, because this section does not provide all the information that might be important to you with respect to the merger and the other matters being considered at the applicable special meeting. See also the section entitled “Where You Can Find More Information” beginning on page 180. We have included page references to direct you to a more complete description of the topics presented in this summary.

The Companies

Weyerhaeuser Company (See page 42)

Weyerhaeuser Company

33663 Weyerhaeuser Way South

Federal Way, Washington 98003

Telephone: (253) 924-2345

Weyerhaeuser Company began operations in 1900 and is one of the world’s largest private owners of timberlands. It owns or controls nearly 7 million acres of timberlands, primarily in the U.S., and manages additional timberlands under long-term licenses in Canada. Weyerhaeuser manages these timberlands on a sustainable basis in compliance with internationally recognized forestry standards. Weyerhaeuser is also one of the largest manufacturers of wood and cellulose fibers products. Weyerhaeuser is a real estate investment trust. In 2014, its continuing operations generated $7.4 billion in sales and employed approximately 12,800 people who serve customers worldwide. Weyerhaeuser is listed on the Dow Jones World Sustainability Index.

Weyerhaeuser’s common stock is listed on the NYSE under the symbol “WY”.

Additional information about Weyerhaeuser and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 180.

Plum Creek Timber Company, Inc. (See page 42)

Plum Creek Timber Company, Inc.

601 Union Street, Suite 3100

Seattle, Washington 98101

Telephone: (800) 858-5347

Plum Creek is among the largest and most geographically diverse private landowners in the U.S. As of September 30, 2015, Plum Creek owned and managed approximately 6.3 million acres of timberlands in the Northwest, Southern and Northeast United States. Plum Creek also operates wood products mills in the Northwest. Plum Creek manages its working forests using sustainable practices to benefit its many stakeholders. Plum Creek seeks to maximize the long-term value of its timberland assets in many different ways, including harvesting the trees, selling the timberland or converting its trees to lumber, plywood or other wood products. Plum Creek is a real estate investment trust. In 2014, Plum Creek had total revenues of $1.48 billion and, as of December 31, 2014, approximately 1,325 employees.

Plum Creek’s common stock is listed on the NYSE under the symbol “PCL”.

Additional information about Plum Creek and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 180.

The Merger and the Merger Agreement

A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus. Weyerhaeuser and Plum Creek encourage you to read the entire merger agreement carefully because it is the principal document governing the merger. For more information on the merger agreement, see the section entitled “The Issuance of Weyerhaeuser Shares and the Adoption of the Merger Agreement—The Merger Agreement” beginning on page 119.

Effects of the Merger (See page 53)

On the terms and subject to the conditions in the merger agreement, and in accordance with the DGCL and the Washington Business Corporation Act (referred to as the “WBCA”), on the closing date, Plum Creek will merge with and into Weyerhaeuser. At the effective time of the merger, the separate corporate existence of Plum Creek will cease and Weyerhaeuser will continue as the surviving entity in the merger.

Merger Consideration (See page 120)

Under the terms of the merger agreement, at the effective time of the merger, each outstanding share of Plum Creek common stock (other than shares of Plum Creek common stock owned by Plum Creek as treasury stock, which will be canceled) will be converted into the right to receive 1.60 Weyerhaeuser common shares. This exchange ratio of 1.60 was fixed in the merger agreement and will not be adjusted for changes in the market price of either Weyerhaeuser common shares or shares of Plum Creek common stock. Changes in the price of Weyerhaeuser common shares prior to the merger will affect the market value that Plum Creek stockholders will receive upon completion of the merger.

The price of Weyerhaeuser common shares at the closing of the merger may vary from its price on the date the merger agreement was executed, on the date of this joint proxy statement/prospectus and on the date of the special meetings of Weyerhaeuser and Plum Creek. As a result, the market value represented by the exchange ratio will also vary. For example, based on the range of closing prices of Weyerhaeuser common shares during the period from November 6, 2015, the last trading day before public announcement of the merger, through December 28, 2015, the latest practicable date before the date of this joint proxy statement/prospectus, the exchange ratio represented a market value ranging from a low of $46.78 to a high of $51.79 for each share of Plum Creek common stock. Accordingly, at the time of the Plum Creek special meeting, Plum Creek stockholders will not know or be able to determine the market value of the consideration they will receive upon completion of the merger.

Treatment of Plum Creek Stock Options and Other Equity-Based Awards (See page 121)

Upon completion of the merger, each outstanding stock option to purchase shares of Plum Creek common stock will be converted into an option, on the same terms as were applicable prior to the merger, to purchase a corresponding number of Weyerhaeuser common shares, after giving effect to the 1.60 exchange ratio. Upon completion of the merger, each outstanding Plum Creek RSU or DSU will be converted into a Weyerhaeuser RSU or DSU, as applicable, on the same terms as were applicable prior to the merger, with respect to a corresponding number of Weyerhaeuser common shares, after giving effect to the 1.60 exchange ratio. Upon completion of the merger, each outstanding Plum Creek VMA granted on or before December 31, 2014 will be canceled with the holder thereof receiving an amount in cash determined assuming satisfaction of the applicable performance goals at the greater of target and actual performance through completion of the merger. Upon completion of the merger, each outstanding Plum Creek VMA granted after December 31, 2014 will be converted into a Weyerhaeuser restricted unit, on the same terms as were applicable to the Plum Creek VMA prior to the merger; provided that the applicable performance goals will be deemed satisfied as of completion of the merger at the greater of target and actual performance through completion of the merger.

U.S. Federal Income Tax Consequences of the Merger (See page 99)

Plum Creek and Weyerhaeuser intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Weyerhaeuser’s obligation to complete the merger that Weyerhaeuser receive an opinion from Covington, tax counsel to Weyerhaeuser, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Plum Creek’s obligation to complete the merger that Plum Creek receive an opinion from Skadden, tax counsel to Plum Creek, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, and on the basis of the opinions expected to be received in connection herewith, a U.S. Holder (as defined on page 99) of Plum Creek common stock will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of shares of Plum Creek common stock for Weyerhaeuser common shares in the merger, except with respect to cash received in lieu of fractional shares.

Please carefully review the information set forth in the section entitled “The Issuance of Weyerhaeuser Shares and the Adoption of the Merger Agreement—U.S. Federal Income Tax Consequences of the Merger” beginning on page 99 for a summary of the U.S. federal income tax consequences of the merger. Please consult your own tax advisors as to the specific tax consequences to you of the merger.

Recommendation of the Weyerhaeuser Board (See page 62)

After careful consideration, the Weyerhaeuser board, on November 6, 2015, unanimously (1) approved and adopted the merger agreement, (2) approved the merger upon the terms and subject to the conditions set forth in the merger agreement and (3) approved the issuance by Weyerhaeuser of 1.60 Weyerhaeuser common shares per share of Plum Creek common stock pursuant to and in accordance with the terms and conditions of the merger agreement. For the factors considered by the Weyerhaeuser board in reaching its decision to approve and adopt the merger agreement, see the section entitled “The Issuance of Weyerhaeuser Shares and the Adoption of the Merger Agreement—Weyerhaeuser’s Reasons for the Merger; Recommendation of the Weyerhaeuser Board” beginning on page 62. The Weyerhaeuser board unanimously recommends that the Weyerhaeuser shareholders vote “FOR” each of the share issuance proposal and the Weyerhaeuser adjournment proposal.

Recommendation of the Plum Creek Board (See page 65)

After careful consideration, the Plum Creek board, on November 6, 2015, unanimously determined that the merger agreement and the transactions contemplated by the merger agreement were advisable, fair to and in the best interests of Plum Creek and its stockholders and approved the merger agreement and the transactions contemplated by the merger agreement, including the merger. For the factors considered by the Plum Creek board in reaching its decision to adopt the merger agreement, see the section entitled “The Issuance of Weyerhaeuser Shares and the Adoption of the Merger Agreement—Plum Creek’s Reasons for the Merger; Recommendation of the Plum Creek Board” beginning on page 65. The Plum Creek board unanimously recommends that the Plum Creek stockholders vote “FOR” each of the merger proposal, the Plum Creek adjournment proposal and the compensation proposal.

Opinion of Weyerhaeuser’s Financial Advisor (See page 69)

On November 6, 2015, at a meeting of the Weyerhaeuser board, Morgan Stanley & Co. LLC (referred to as “Morgan Stanley”) rendered its oral opinion, subsequently confirmed by delivery of a written opinion, that, as of

November 6, 2015, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations as set forth in its written opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to Weyerhaeuser.

The full text of Morgan Stanley’s written opinion, dated November 6, 2015, which describes the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken, is attached to this joint proxy statement/prospectus as Annex B and is incorporated into this joint proxy statement/prospectus by reference. The summary of the opinion of Morgan Stanley in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion and Weyerhaeuser shareholders should read the opinion in its entirety for a discussion of the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley in rendering its opinion. Morgan Stanley’s opinion was directed to, and for the information of, the Weyerhaeuser board, in its capacity as such, and addressed only the fairness from a financial point of view to Weyerhaeuser of the exchange ratio pursuant to the merger agreement as of the date of such opinion and did not address any other aspects or implications of the merger or other transactions contemplated by the merger agreement. The opinion did not in any manner address the prices at which Weyerhaeuser common shares or shares of Plum Creek common stock would trade following completion of the merger or at any time. Morgan Stanley’s opinion was not intended to be, and does not, constitute advice or a recommendation as to how any holder of Weyerhaeuser common shares or Plum Creek common stock should vote at the special meetings to be held in connection with the merger, or as to any other action that a Weyerhaeuser shareholder or a Plum Creek stockholder should take relating the merger or any other matter.

Opinion of Plum Creek’s Financial Advisor (See page 84)

Goldman, Sachs & Co. (referred to as “Goldman Sachs”) delivered its opinion to the Plum Creek board that, as of November 6, 2015 and based upon and subject to the factors and assumptions set forth therein, the exchange ratio of Weyerhaeuser common shares to be paid for each share of issued and outstanding Plum Creek common stock pursuant to the merger agreement was fair from a financial point of view to the holders (other than Weyerhaeuser and its affiliates) of Plum Creek common stock.

The full text of the written opinion of Goldman Sachs, dated November 6, 2015, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C. Goldman Sachs provided its opinion for the information and assistance of the Plum Creek board in connection with its consideration of the transaction. The Goldman Sachs opinion is not a recommendation as to how any holder of Plum Creek common stock should vote with respect to the transaction or any other matter.

Financial Interests of Weyerhaeuser Directors and Officers in the Merger (See page 91)

Certain of Weyerhaeuser’s directors and executive officers have interests in the merger that are in addition to, or different from, the interests of other Weyerhaeuser shareholders. The Weyerhaeuser board was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in adopting and approving the merger agreement and in recommending the approval of the share issuance proposal and the Weyerhaeuser adjournment proposal.

Financial Interests of Plum Creek Directors and Officers in the Merger (See page 92)

Certain of Plum Creek’s directors and executive officers have interests in the merger that are in addition to, or different from, the interests of other Plum Creek stockholders. The Plum Creek board was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement and the merger, and in approving the merger and the merger agreement and in recommending the approval of the merger proposal, the Plum Creek adjournment proposal and the compensation proposal. These interests include:

•	Each outstanding Plum Creek stock option, RSU and DSU outstanding immediately prior to the completion of the merger will be assumed by Weyerhaeuser and converted into a Weyerhaeuser option, RSU or DSU, respectively, on the same terms and conditions as were applicable under the corresponding Plum Creek award. For Plum Creek VMAs, Weyerhaeuser will provide for (1) the cash-out of the VMAs granted on or before December 31, 2014 (referred to as “Pre-2015 VMAs”) at the greater of target and actual performance and (2) the assumption and conversion of the VMAs granted after December 31, 2014 (referred to as “Post-2014 VMAs”) into Weyerhaeuser restricted unit awards with the same terms and conditions (other than any performance goals) with performance deemed satisfied at the greater of target and actual performance;

•	Change-in-control severance agreements with Plum Creek’s executive officers provide for severance benefits in the event of certain qualifying terminations of employment following the merger; and

•	Plum Creek’s directors and executive officers are entitled to continued indemnification and insurance coverage under the merger agreement.

Board of Directors Following the Merger (See page 99)

Pursuant to the merger agreement, at the time the merger becomes effective (1) the Weyerhaeuser board will be expanded from 10 directors to 13 directors, consisting of eight directors from Weyerhaeuser and five directors from Plum Creek and (2) Rick R. Holley, the current chief executive officer of Plum Creek, will be appointed as non-executive chairman of the Weyerhaeuser board. Doyle R. Simons, the current chief executive officer of Weyerhaeuser, will remain as the chief executive officer of Weyerhaeuser and remain on the Weyerhaeuser board following completion of the merger.

Regulatory Clearances Required for the Merger (See page 113)

We are not aware of any approval under any antitrust, competition or similar law that is required in connection with the merger other than a filing with the Turkish Competition Authority, which was made on November 24, 2015. We are unaware of any other material regulatory approvals that are required for the completion of the merger. On December 1, 2015, Plum Creek and Weyerhaeuser each received a letter from the Antitrust Division of the U.S. Department of Justice, requesting that the companies voluntarily produce certain information and documents to facilitate DOJ’s review of the merger. On December 8, 2015, Plum Creek and Weyerhaeuser each received a Civil Investigative Demand from the Office of the Attorney General of the State of Washington. On December 11, 2015, Plum Creek and Weyerhaeuser each received a Civil Investigative Demand from the Office of the Attorney General of the State of Florida. Plum Creek and Weyerhaeuser intend to fully cooperate with DOJ and the states’ investigations. At any time before or after the merger, the Antitrust Division of the U.S. Department of Justice, the Federal Trade Commission or another person could take action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the merger, seeking a rescission or other unwinding of the merger or permitting the completion of the merger subject to regulatory concessions or conditions. We cannot assure you that a challenge to the merger will not be made or that, if a challenge is made, it will not succeed.

Completion of the Merger (See page 120)

The merger is expected to close in late first quarter or early second quarter of 2016, subject to the receipt of required shareholder and stockholder approvals and the satisfaction or waiver of the other closing conditions. We cannot guarantee when or if the merger will be completed.

No Solicitation of Alternative Proposals (See page 129)

Weyerhaeuser and Plum Creek have each agreed, from the date of the execution of the merger agreement until the earlier of the effective time of the merger or the termination of the merger agreement, not to, and not to authorize any of its affiliates or its or their respective directors, officers, employees or representatives to:

•	directly or indirectly solicit, initiate or knowingly encourage or facilitate a takeover proposal (as defined on page 130) or any inquiry or proposal that may reasonably be expected to lead to a takeover proposal; or

•	enter into or participate in discussions or negotiations with, or furnish any information with respect to, or cooperate with any person who is seeking to make or has made a takeover proposal or any inquiry or proposal that may reasonably be expected to lead to a takeover proposal.

Additionally, except as described below, each party was required, and required to instruct its affiliates and its and their representatives, upon execution of the merger agreement, to (1) immediately cease and cause to be terminated all existing discussions or negotiations with respect to a takeover proposal or an inquiry or proposal that may reasonably be expected to lead to a takeover proposal and (2) request prompt return or destruction of all confidential information previously furnished to any person or its representatives with respect to a takeover proposal and immediately terminate all physical and electronic data room access previously granted to any such person or its representatives.

Notwithstanding these restrictions, the merger agreement provides that, if, at any time prior to obtaining the approval of its shareholders or stockholders, as applicable, Weyerhaeuser or Plum Creek receives a bona fide written takeover proposal that its board of directors determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) constitutes or is reasonably likely to lead to a superior proposal (as defined on page 130) and which was made after the date of the merger agreement and did not otherwise result from a material breach of the non-solicitation obligations of that party, then Weyerhaeuser or Plum Creek, as applicable, may (1) furnish information with respect to itself and its subsidiaries to the person making such takeover proposal and its representatives pursuant to a customary confidentiality agreement no less restrictive than the confidentiality agreement between Weyerhaeuser and Plum Creek (except that such confidentiality agreement will not be required to contain standstill provisions) (provided that such information has previously been provided to the other party or is provided to the other party prior to or substantially concurrent with the time that it is provided to such person) and (2) participate in discussions regarding the terms of such takeover proposal and negotiate such terms with the person making such takeover proposal.

The merger agreement also requires each party (1) to notify the other promptly (and in any event within one business day of receipt thereof) of any takeover proposal that may reasonably be expected to lead to a takeover proposal, including the material terms of any such takeover proposal (including any changes thereto) and the identity of the person making a takeover proposal, (2) to keep the other informed in all material respects of the status and details of takeover proposals and (3) to provide the other, as soon as practicable, copies of all written and electronic materials that describe any takeover proposal and any material amendments thereto exchanged between each respective party or any of its subsidiaries or any of its or their representatives and the person who describes any of the terms or conditions of the takeover proposal.

Changes in Board Recommendations (See page 131)

The merger agreement provides that, subject to certain exceptions, neither the Weyerhaeuser board, nor the Plum Creek board will (1) withdraw (or modify in any manner adverse to the other party) or propose publicly to withdraw (or modify in any manner adverse to the other party) its recommendation of the share issuance proposal or the merger proposal, as applicable, (2) adopt, approve, recommend or declare advisable, or propose publicly to adopt, approve, recommend or declare advisable, a takeover proposal or (3) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, or allow Weyerhaeuser or Plum Creek, as applicable, or any of its affiliates to execute or enter into, any acquisition agreement constituting or relating to, or that is intended to or would reasonably be expected to lead to, any takeover proposal or that would prevent or materially impede, interfere with, hinder or delay the completion of the merger or any of the other transactions contemplated by the merger agreement.

Notwithstanding the foregoing restrictions, at any time prior to obtaining the relevant shareholder or stockholder approval, the board of directors of Weyerhaeuser or Plum Creek, as applicable, may make an adverse recommendation change if it determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that the failure to take such action would be inconsistent with its fiduciary duties under applicable law or if Weyerhaeuser or Plum Creek, as applicable, receives a superior proposal. However, no adverse recommendation change in connection with a takeover proposal or a superior proposal may be made until after the fifth business day following such party first delivering to the other party written notice of its intent to take such action, including the terms and conditions of any takeover proposal or superior proposal; provided that the five business day notice period is shortened to three business days in connection with any amendment to the financial terms or other material terms of a takeover proposal or superior proposal.

Conditions to Completion of the Merger (See page 134)

The obligations of each of Weyerhaeuser and Plum Creek to effect the merger are subject to the satisfaction or waiver of certain conditions, including:

•	the approval by Plum Creek stockholders of the merger proposal;

•	the approval by Weyerhaeuser shareholders of the share issuance proposal;

•	the approval for listing by the NYSE, subject to official notice of issuance, of the Weyerhaeuser common shares issuable to Plum Creek stockholders in the merger and upon the exercise or settlement, as applicable, of Plum Creek stock options, Plum Creek RSUs, Plum Creek DSUs and certain Plum Creek VMAs;

•	obtaining all consents, if any, required to be obtained (1) under any foreign antitrust, competition, foreign investment, trade regulation or similar laws or (2) from or of any governmental entity, in each case in connection with the completion of the merger and the transactions contemplated by the merger agreement, except for those consents that are immaterial to the combined company (which, for these purposes, will be deemed to be a company the size of Weyerhaeuser and its subsidiaries, taken as a whole);

•

the absence of any law or judgment issued by any court or tribunal of competent jurisdiction that prevents, makes illegal or prohibits the closing of the merger or that (1) prohibits, restrains or otherwise interferes with the merger or the ownership or operation of any portion of the business, properties or assets of either party or its respective subsidiaries or compels Weyerhaeuser or any Weyerhaeuser subsidiary to dispose of any portion of the business, properties or assets of either party or its respective subsidiaries or (2) seeks divestiture of any shares of Plum Creek common stock or imposes or confirms limitations on the ability of Weyerhaeuser or any Weyerhaeuser subsidiary effectively to exercise full rights of ownership of the shares of Plum Creek common stock, including the right to vote, in the case of (1) or (2), that would reasonably be expected (after giving effect to any reasonably expected proceeds of any divestiture or sale of assets) to have a regulatory material adverse effect on Weyerhaeuser or Plum Creek;

•	the representations and warranties of the other party relating to capital structure, authority, execution and delivery, enforceability and brokers’ fees and expenses being true and correct in all material respects as of the date of the closing of the merger (except to the extent expressly made as of an earlier date, in which case, as of such earlier date);

•	each other representation and warranty of the other party being true and correct as of the date of the closing of the merger (except to the extent expressly made as of an earlier date, in which case, as of such earlier date), except where the failure of such representations and warranties to be true and correct, individually and in the aggregate, has not had and would not reasonably be expected to have a material adverse effect;

•	the other party having performed in all material respects all obligations required to be performed by it under the merger agreement;

•	the absence of a material adverse effect on the other party since the date of the merger agreement;

•	the receipt of an opinion of that party’s counsel to the effect that commencing with Plum Creek’s taxable year ended December 31, 1999, in the case of Plum Creek, and commencing with Weyerhaeuser’s taxable year ended December 31, 2010, in the case of Weyerhaeuser, such party has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code;

•	the receipt of an opinion of that party’s counsel to the effect that the merger will qualify as a tax-free reorganization; and

•	not having declared or paid a Special Distribution in cash in an aggregate amount, together with any cash dividend or distribution the other party is permitted to declare and pay as a result of such Special Distribution, the proximate result of which is any indebtedness of Weyerhaeuser or Plum Creek is rated below investment grade on any day after the announcement, declaration or paying of a Special Distribution.

Termination of the Merger Agreement (See page 135)

The merger agreement may be terminated at any time prior to the effective time of the merger, whether before or after the receipt of the requisite shareholder and stockholder approvals, under the following circumstances:

•	by mutual written consent of Weyerhaeuser and Plum Creek;

•	by either Weyerhaeuser or Plum Creek:

•	if the merger is not completed by September 30, 2016 (referred to as the “end date”); provided that this right to terminate the merger agreement will not be available to a party if the failure of the merger to occur on or before the end date is the result of a breach of the merger agreement by such party or the failure of any representation or warranty of such party contained in the merger agreement to be true and correct;

•

if the condition that no applicable law and no judgment issued by any court or tribunal of competent jurisdiction be in effect that prevents, makes illegal or prohibits the completion of the merger is not satisfied and the legal restraint giving rise to such non-satisfaction will have become final and non-appealable; provided that the right to terminate the merger agreement pursuant to the preceding clause will not be available to any party if such failure to satisfy such condition is the result of the failure of such party to have complied with its obligations to take, or cause to be taken, certain actions as described in the section entitled “The Issuance of Weyerhaeuser Shares and the Adoption of the Merger Agreement—The Merger Agreement—Efforts to Complete the Merger” beginning on page 132;

•	if Weyerhaeuser shareholders fail to approve the share issuance proposal at the Weyerhaeuser special meeting (unless the Weyerhaeuser special meeting has been adjourned in which case at the final adjournment thereof);

•	if Plum Creek stockholders fail to approve the merger proposal at the Plum Creek special meeting (unless the Plum Creek special meeting has been adjourned in which case at the final adjournment thereof);

•	if the other party breaches or fails to perform any of its obligations under the merger agreement, or if any of the representations or warranties of such party fails to be true and correct, which breach or failure (1) would give rise to the failure of the conditions that (a) the representations and warranties contained in the merger agreement be true and correct at and as of the closing date, except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect (other than certain representations that must be true and correct in all material respects at and as of the closing date) or (b) such party will have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date and (2) is not reasonably capable of being cured by such party by the end date or is not cured by such party within 45 days after receiving written notice, except that the right to so terminate the merger agreement will not be available to a party that is then in breach of any covenant or agreement or representation or warranty in the merger agreement such that the conditions relating to the accuracy of its representations and warranties and performance of its obligations would not then be satisfied by such party;

•	by Weyerhaeuser, if a Plum Creek adverse recommendation change will have occurred; or

•	by Plum Creek, if a Weyerhaeuser adverse recommendation change will have occurred.

Expenses and Termination Fees (See page 136)

Generally, all fees and expenses incurred in connection with the merger and the transactions contemplated by the merger agreement will be paid by the party incurring those expenses. However, the merger agreement provides that, upon termination of the merger agreement under certain circumstances, either party may be obligated to pay the other party a termination fee of $250 million. The merger agreement also provides that, in the event that the merger agreement is terminated by either party because the Weyerhaeuser shareholder approval or the Plum Creek stockholder approval, as applicable, is not obtained at the respective special meeting, then the party for which shareholder or stockholder approval, as applicable, was not obtained will pay to the other party all of the reasonable documented out-of-pocket fees and expenses incurred by such other party or its subsidiaries in connection with the merger agreement, the merger and the other transactions contemplated by the merger agreement up to a maximum of $40 million.

Accounting Treatment (See page 112)

Weyerhaeuser prepares its financial statements in accordance with GAAP and is the accounting acquirer. The merger will be accounted for in accordance with Accounting Standards Codification 805, Business Combinations. The purchase price will be determined based on the number of common shares issued and the trading price of Weyerhaeuser common shares on the date of the merger. The purchase price will also include additional consideration related to converted Plum Creek equity awards for amounts attributable to pre-merger services. The purchase price will be allocated to the fair values of assets acquired and liabilities assumed. Any residual purchase price after this allocation will be assigned to goodwill. Under Accounting Standards Codification 350, Intangibles – Goodwill and Other, goodwill is not amortized but is tested for potential impairment at least annually. The operating results of Plum Creek will be part of the combined company beginning on the date of the merger.

No Appraisal or Dissenters’ Rights (See page 115)

Under the DGCL, holders of Plum Creek common stock are not entitled to appraisal rights in connection with the merger. Under Washington law, since approval by Weyerhaeuser shareholders of the merger is not required, Weyerhaeuser shareholders do not have dissenters’ rights in connection with the merger. For additional information, see the section entitled “No Appraisal or Dissenters’ Rights” beginning on page 173.

Litigation Related to the Merger (See page 119)

Following announcement of the merger, three putative class action complaints, Ida v. Plum Creek Timber Co., Inc., et al., No. 15-2-27420-1 SEA, Farber v. Plum Creek Timber Co., Inc., et al., No. 15-2-27622-1 SEA and Raul v. Morgan, Sr., et al., No. 15-2-28058-9 SEA were filed in the Superior Court of the State of Washington for King County by purported Plum Creek stockholders on behalf of a purported class of Plum Creek stockholders.

The complaints name as defendants various combinations of Plum Creek, members of the Plum Creek board and Weyerhaeuser. The complaints generally assert that the members of the Plum Creek board breached their fiduciary duties to the Plum Creek stockholders during merger negotiations and by entering into the merger agreement and approving the merger, and that Plum Creek and Weyerhaeuser aided and abetted such breaches of fiduciary duties. The complaints further allege that, among other things, (1) the merger consideration undervalues Plum Creek, (2) the sales process leading up to the merger was flawed due to purported conflicts of interest of members of the Plum Creek board and (3) certain provisions of the merger agreement inappropriately favor Weyerhaeuser and inhibit competing bids. The complaints seek, among other things, (a) injunctive relief enjoining the merger, (b) rescission of the merger agreement to the extent already implemented and (c) costs and damages.

The defendants believe that the claims asserted in the complaints are without merit and intend to defend vigorously against these allegations.

Delisting and Deregistration of Plum Creek Common Stock (See page 115)

Upon the completion of the merger, the Plum Creek common stock currently listed on the NYSE will cease to be quoted on the NYSE and will subsequently be deregistered under the Exchange Act.

Comparison of Rights of Weyerhaeuser Shareholders and Plum Creek Stockholders (See page 162)

Plum Creek stockholders receiving the merger consideration will have different rights once they become shareholders of Weyerhaeuser due to differences between the governing corporate documents of Weyerhaeuser and the governing corporate documents of Plum Creek and applicable law. These differences are described in detail in the section entitled “Comparison of Rights of Weyerhaeuser Shareholders and Plum Creek Stockholders” beginning on page 162.

The Weyerhaeuser Special Meeting (See page 43)

The special meeting of Weyerhaeuser shareholders will be held at the Grand Hyatt Seattle, located at 721 Pine Street, Seattle, Washington 98101, on February 12, 2016 at 10:00 a.m., local time, unless adjourned or postponed to a later date or time. At the Weyerhaeuser special meeting, Weyerhaeuser shareholders will be asked:

•	to consider and vote on a proposal to approve the issuance of Weyerhaeuser common shares, in connection with the merger contemplated by the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus; and

•	to consider and vote on a proposal to adjourn the Weyerhaeuser special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the share issuance proposal.

Only holders of record of Weyerhaeuser common shares as of the close of business on December 28, 2015, the record date for the Weyerhaeuser special meeting, will be entitled to notice of, and to vote at, the Weyerhaeuser special meeting and any adjournments or postponements of the Weyerhaeuser special meeting. A list of shareholders of record entitled to vote at the Weyerhaeuser special meeting will be available beginning 10 days prior to the Weyerhaeuser special meeting, and continuing through the Weyerhaeuser special meeting, at Weyerhaeuser’s executive offices and principal place of business at 33663 Weyerhaeuser Way South, Federal Way, Washington 98003 for inspection by shareholders during ordinary business hours for any purpose germane to the Weyerhaeuser special meeting. The list will also be available at the Weyerhaeuser special meeting for examination by any shareholder of record present at the Weyerhaeuser special meeting.

As of the close of business on the record date for the Weyerhaeuser special meeting, there were outstanding a total of 510,478,883 Weyerhaeuser common shares entitled to vote at the Weyerhaeuser special meeting. As of the close of business on the record date, approximately 1.6% of the outstanding Weyerhaeuser common shares were held by Weyerhaeuser directors and executive officers and their affiliates. We currently expect that Weyerhaeuser’s directors and executive officers will vote their shares in favor of the above listed proposals, although none of them has entered into any agreements obligating him or her to do so.

Completion of the merger is conditioned on approval of the share issuance proposal. Approval of the share issuance proposal requires that the votes cast favoring the share issuance exceed the votes cast opposing it. Approval of the Weyerhaeuser adjournment proposal requires that the votes cast favoring the Weyerhaeuser adjournment proposal exceed the votes cast opposing it.

The Plum Creek Special Meeting (See page 48)

The special meeting is scheduled to be held at the Washington Athletic Club, located at 1325 Sixth Avenue, Seattle, Washington 98101, on February 12, 2016 at 10:00 a.m., local time, unless adjourned or postponed to a later date or time. At the Plum Creek special meeting, Plum Creek stockholders will be asked:

•	to consider and vote on a proposal to adopt the merger agreement, a copy of which is attached as Annex A to the joint proxy statement/prospectus accompanying this notice, pursuant to which Plum Creek will be merged with and into Weyerhaeuser and each outstanding share of Plum Creek common stock will be converted into the right to receive 1.60 Weyerhaeuser common shares;

•	to consider and vote on a proposal to adjourn the Plum Creek special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger proposal; and

•	to consider and vote on a non-binding, advisory proposal to approve the compensation that may be paid or become payable to Plum Creek’s named executive officers in connection with the completion of the merger.

Only holders of record of shares of Plum Creek common stock as of the close of business on December 28, 2015, the record date for the Plum Creek special meeting, will be entitled to notice of, and to vote at, the Plum Creek special meeting and any adjournments or postponements of the Plum Creek special meeting. A list of stockholders of record of Plum Creek entitled to vote at the special meeting will be available for 10 days before the special meeting at Plum Creek’s executive offices and principal place of business at 601 Union Street, Suite 3100, Seattle, Washington 98101-1374 for inspection by stockholders during ordinary business hours for any purpose germane to the special meeting. The list will also be available at the special meeting for examination by any stockholder of record present at the special meeting.

As of the close of business on the record date for the Plum Creek special meeting, there were outstanding a total of 174,096,444 shares of Plum Creek common stock entitled to vote at the Plum Creek special meeting. As of the close of business on the record date, approximately 0.9% of the outstanding shares of Plum Creek common stock were held by Plum Creek directors and executive officers and their affiliates. We currently expect that Plum Creek’s directors and executive officers will vote their shares in favor of above listed proposals, although none of them has entered into any agreements obligating him or her to do so.

Completion of the merger is conditioned on approval of the merger proposal. Approval of the merger proposal requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Plum Creek common stock entitled to vote at the special meeting. Approval of the Plum Creek adjournment proposal and the compensation proposal each requires that votes cast “FOR” exceed the votes cast “AGAINST” each proposal (with abstentions and broker non-votes not considered votes cast).

Share Repurchases (See page 115)

The Weyerhaeuser board has authorized the repurchase of up to $2.5 billion of Weyerhaeuser common shares. This authorization was announced concurrently with the announcement of the merger. Weyerhaeuser intends to execute a $2.5 billion share repurchase following closing and intends to finance a portion of this share repurchase with new indebtedness. We cannot assure you that all or any portion of this $2.5 billion share repurchase will be completed, and Weyerhaeuser’s plans with respect to the financing of this share repurchase may change.

Selected Historical Financial Data of Weyerhaeuser

The following table sets forth selected historical consolidated financial information for Weyerhaeuser. The historical consolidated financial information is derived from the audited consolidated financial statements of Weyerhaeuser as of and for each of the years in the five-year period ended December 31, 2014. The historical consolidated financial information for Weyerhaeuser as of and for the nine months ended September 30, 2015 and 2014 has been derived from unaudited interim consolidated financial statements of Weyerhaeuser and, in the opinion of Weyerhaeuser’s management, include all normal and recurring adjustments that are considered necessary for the fair presentation of the results for the interim periods. The following information should be read together with Weyerhaeuser’s consolidated financial statements and the notes related to those financial statements incorporated herein by reference. See the section entitled “Where You Can Find More Information” beginning on page 180. Weyerhaeuser’s historical consolidated financial information may not be indicative of the future performance of Weyerhaeuser or the combined company.

	As of and for nine months ended September 30,		As of and for years ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(dollar amounts in millions, except per share figures)
PER COMMON SHARE
Diluted earnings from continuing operations attributable to Weyerhaeuser common shareholders	$0.77	$1.08	$1.40	$0.82	$0.58	$0.50	$3.78
Diluted earnings from discontinued operations attributable to Weyerhaeuser common shareholders(1)	—	1.75	1.78	0.13	0.13	0.11	0.21
Diluted net earnings attributable to Weyerhaeuser common shareholders	0.77	2.83	3.18	0.95	0.71	0.61	3.99
Dividends paid per common share	0.89	0.73	1.02	0.81	0.62	0.60	26.61
Weyerhaeuser shareholders’ interest (end of period)	9.55	11.14	10.11	11.64	7.50	7.95	8.60
FINANCIAL POSITION
Total assets	$12,820	$13,440	$13,457	$14,577	$12,592	$12,634	$13,464
Total long-term debt	4,891	4,891	4,891	4,891	4,291	4,478	5,060
Weyerhaeuser shareholders’ interest	4,878	5,856	5,304	6,795	4,070	4,263	4,612
Percent earned on average Weyerhaeuser shareholders’ interest	7.9%	25.5%	29.5%	9.9%	9.2%	7.5%	29.6%
OPERATING RESULTS
Net sales	$5,348	$5,615	$7,403	$7,254	$5,989	$5,378	$5,032
Earnings from continuing operations	436	651	828	491	312	270	1,214
Discontinued operations, net of income taxes(1)	—	998	998	72	72	61	69
Net earnings	436	1,649	1,826	563	384	331	1,283
Net loss (earnings) attributable to noncontrolling interest	—	—	—	—	1	—	(2)
Net earnings attributable to Weyerhaeuser	436	1,649	1,826	563	385	331	1,281
Dividends on preference shares	(33)	(33)	(44)	(23)	—	—	—
Net earnings attributable to Weyerhaeuser common shareholders	403	1,616	$1,782	540	385	331	1,281

	As of and for nine months ended September 30,		As of and for years ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(dollar amounts in millions, except per share figures)
CASH FLOWS
Net cash from operations	$725	$784	$1,088	$1,004	$581	$291	$689
Cash from investing activities	(324)	485	361	(1,829)	(192)	122	164
Cash from financing activities	(933)	(484)	(704)	762	(444)	(927)	(1,255)
Net change in cash and cash equivalents	(532)	785	745	(63)	(55)	(514)	(402)
STATISTICS (UNAUDITED)
Number of employees	12,700	12,750	12,800	13,700	13,200	12,800	14,250
Number of common shareholder accounts at period-end	7,776	8,351	8,248	8,859	9,227	9,724	10,050
Number of common shares outstanding at period-end (thousands)	511,033	525,485	524,474	583,548	542,393	536,425	535,976
Weighted average common shares outstanding—diluted (thousands)	521,455	571,503	560,899	571,239	542,310	539,879	321,096

(1)	See Note 3: Discontinued Operations in the Notes to Consolidated Financial Statements included in Weyerhaeuser’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which is incorporated by reference into this joint proxy statement/prospectus.

To implement Weyerhaeuser’s decision to be taxed as a REIT, Weyerhaeuser distributed to Weyerhaeuser shareholders Weyerhaeuser’s accumulated earnings and profits, determined under federal income tax provisions, as a “Special Dividend.” On September 1, 2010, Weyerhaeuser paid a dividend of $5.6 billion which included the Special Dividend and the regular quarterly dividend of approximately $11 million. At the election of each Weyerhaeuser shareholder, the Special Dividend was paid in cash or Weyerhaeuser common shares. The number of common shares issued was approximately 324 million. The stock portion of the Special Dividend was treated as the issuance of new shares for accounting purposes and affects Weyerhaeuser’s earnings per share only for periods after the distribution. Prior periods are not restated. The required treatment results in earnings per share that is less than would have been the case had the Weyerhaeuser common shares not been issued.

Selected Historical Financial Data of Plum Creek

The following table sets forth selected historical consolidated financial information for Plum Creek. The historical consolidated financial information for Plum Creek for each of the years in the five-year period ended December 31, 2014 is derived from the audited consolidated financial statements of Plum Creek as of and for each of the five years ended December 31, 2014. The historical consolidated financial information for Plum Creek as of and for the nine months ended September 30, 2015 and 2014 has been derived from unaudited interim consolidated financial statements of Plum Creek and, in the opinion of Plum Creek’s management, includes all normal and recurring adjustments that are considered necessary for the fair presentation of the results for the interim periods. The following information should be read together with Plum Creek’s consolidated financial statements and the notes related to those financial statements incorporated herein by reference. See the section entitled “Where You Can Find More Information” beginning on page 180. Plum Creek’s historical consolidated financial information may not be indicative of the future performance of Plum Creek or the combined company.

	As of and for nine months ended September 30,		As of and for the years ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(dollar amounts in millions, except per share figures)
Income Statement Items
Revenues	$1,122	$1,048	$1,476	$1,340	$1,339	$1,167	$1,190
Operating Income(1)	221	230	322	295	281	275	297
Equity Earnings from Timberland Venture	59	48	63	63	59	56	57
Equity Earnings (Loss) from Real Estate Development Ventures	7	(4)	3	—	—	—	—
Interest Expense (Note Payable to Timberland Venture)	43	43	58	58	58	58	58
Interest Expense (Debt Obligations to Unrelated Parties)	81	81	108	83	82	81	80
Income before Income Taxes(2)	163	150	222	213	200	192	203
Provision (Benefit) for Income Taxes	—	4	8	(1)	(3)	(1)	1
Income from Continuing Operations	163	146	214	214	203	193	202
Gain on Sale of Properties, net of tax	—	—	—	—	—	—	11
Net Income	163	146	214	214	203	193	213
Non-Cash Items
Depreciation, Depletion and Amortization(3)	99	101	138	119	114	96	96
Basis of Real Estate Sold	131	60	129	91	138	77	132
Balance Sheet Items
Total Assets(4)	5,004	5,277	5,187	5,695	4,384	4,259	4,251
Total Debt Obligations (to Unrelated Parties)(5)	2,461	2,572	2,515	2,886	2,172	1,996	1,909
Note Payable to Timberland Venture (a Related Party)	783	783	783	783	783	783	783
Earnings per Share (Diluted)
Income from Continuing Operations	$0.93	$0.82	$1.21	$1.30	$1.25	$1.19	$1.24
Net Income	$0.93	$0.82	$1.21	$1.30	$1.25	$1.19	$1.31
Dividends Declared per Share	$1.32	$1.32	$1.76	$1.74	$1.68	$1.68	$1.68

	As of and for nine months ended September 30,		As of and for the years ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(dollar amounts in millions, except per share figures)
Timberland Acquisitions(4)
Purchase Price	$7	$—	$—	$950	$18	$89	$—
Acres	7,000	—	—	551,000	13,000	59,000	—
Timberland Dispositions (Acres)	250,000	109,000	184,000	168,000	269,000	185,000	258,000
Minerals and Mineral Rights Acquired(4)	$—	$—	$—	$213	$76	$12	$—
Harvest Volume (in Million Tons)	14.0	14.3	19.6	17.4	17.9	15.8	15.4

(1)	Includes a $2 million loss due to MDF fire damages and the related $13 million insurance recoveries received, resulting in a net $11 million gain for the year ended December 31, 2014.
(2)	Includes a $4 million loss for the year ended December 31, 2013 and a $13 million loss for the year ended December 31, 2010 on extinguishment of debt.
(3)	Includes a $2 million loss due to MDF fire damages for the year ended December 31, 2014 and a $4 million loss due to forest fire damages for the year ended December 31, 2013.
(4)	Timberland acquisitions during the year ended December 31, 2013 include 501,000 acres in Alabama, Georgia, South Carolina, Virginia and West Virginia acquired from MeadWestvaco Corporation. Minerals and mineral rights acquired during the year ended December 31, 2013 include certain proven and probable coal reserves ($50 million) and surface leases ($7 million) acquired from MeadWestvaco Corporation.
(5)	Includes Timber Obligations accounted for as capital leases.

Summary Unaudited Pro Forma Condensed Combined Financial Information

The following table presents selected unaudited pro forma condensed combined financial information about Weyerhaeuser’s consolidated balance sheet and consolidated statement of operations, after giving effect to the following transactions:

•	the merger of Weyerhaeuser and Plum Creek (referred to as the “merger transaction”) and

•	Weyerhaeuser’s subsequent issuance of $1.8 billion of new indebtedness and repurchase of $2.5 billion of outstanding common shares (referred to as the “capital transaction”).

The information under “Statement of Operations Data” in the table below gives effect to the merger transaction and the capital transaction as if they had been completed on January 1, 2014, the beginning of the earliest period presented. The information under “Balance Sheet Data” in the table below assumes the merger transaction and the capital transaction had been completed on September 30, 2015. This unaudited pro forma combined financial information was prepared using the acquisition method of accounting with Weyerhaeuser considered the acquirer of Plum Creek. See the section entitled “Accounting Treatment” beginning on page 112.

In addition, the unaudited pro forma condensed combined financial information includes adjustments which are preliminary and may be revised. There can be no assurance that these revisions will not result in material changes. The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not indicate the financial results of the combined company.

The information presented below should be read in conjunction with the historical consolidated financial statements of Weyerhaeuser and Plum Creek, including the related notes, filed by each of them with the SEC, and with the unaudited pro forma condensed combined financial statements of Weyerhaeuser and Plum Creek, including the related notes, appearing elsewhere in this document. See the sections entitled “Where You Can Find More Information” beginning on page 180 and “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 142. The unaudited pro forma condensed combined financial data is not necessarily indicative of results that actually would have occurred or that may occur in the future had the merger transaction and capital transaction been completed on the dates indicated.

Statement of Operations Data dollar amounts in millions, except per share figures	For the nine months ended September 30, 2015	For the year ended December 31, 2014
Net sales	$6,427	$8,823
Cost of products sold	5,172	6,903
Gross margin	1,255	1,920
Net earnings from continuing operations	476	888
Net earnings from continuing operations attributable to common shareholders	443	844

Balance Sheet Data dollar amounts in millions	As of September 30, 2015
Cash and cash equivalents	$279
Total assets	24,635
Total liabilities	13,487
Total equity	11,148

Equivalent and Comparative Per Share Information

The following table sets forth, for the nine months ended September 30, 2015 and the year ended December 31, 2014, selected per share information for Weyerhaeuser common shares on a historical and pro forma combined basis and, for the nine months ended September 30, 2015 and the year ended December 31, 2014, selected per share information for Plum Creek common stock on a historical and pro forma equivalent basis. Except for the historical information as of and for the year ended December 31, 2014, the information in the table is unaudited. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred if the merger transaction and the capital transaction had been completed as of January 1, 2014, or the financial position that would have occurred if the merger transaction and the capital transaction had been completed as of September 30, 2015, nor is it necessarily indicative of the future operating results or financial position of the combined company. You should read the data with the historical consolidated financial statements and related notes of Weyerhaeuser and Plum Creek contained in their respective Annual Reports on Form 10-K for the year ended December 31, 2014, Weyerhaeuser’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, and Plum Creek’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, all of which are incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 180.

The Weyerhaeuser pro forma combined earnings per share were calculated using the methodology as described below in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 142. The Weyerhaeuser pro forma combined cash dividends per common share represent the weighted average of Weyerhaeuser’s historical cash dividends and Plum Creek’s historical cash dividends per share. The Weyerhaeuser pro forma combined book value per share was calculated by dividing total combined Weyerhaeuser and Plum Creek pro forma common shareholders’ equity by the pro forma equivalent number of common shares. The Plum Creek pro forma equivalent per common share amounts were calculated by multiplying the Weyerhaeuser pro forma combined per share amounts by the exchange ratio of 1.60.

	Weyerhaeuser			Plum Creek
	Historical	Pro Forma Combined		Historical	Pro Forma Equivalent
Basic earnings per share from continuing operations:
For the nine months ended September 30, 2015	$0.78	$0.62		$0.93	$0.99
For the year ended December 31, 2014	$1.41	$1.12		$1.21	$1.79
Diluted earnings per share from continuing operations:
For the nine months ended September 30, 2015	$0.77	$0.61		$0.93	$0.98
For the year ended December 31, 2014	$1.40	$1.11		$1.21	$1.78
Cash dividends declared per common share:
For the nine months ended September 30, 2015	$0.89	$0.96		$1.32	$1.54
For the year ended December 31, 2014	$1.02	$1.16		$1.76	$1.86
Book value per common share:
As of September 30, 2015	$9.55	$15.69		$8.68	$25.10
As of December 31, 2014	$10.11	N/A	(1)	$9.50	N/A	(1)

(1)	Pro forma book value per common share as of December 31, 2014 is not meaningful as pro forma adjustments were calculated as of September 30, 2015.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus and the documents incorporated by reference into this joint proxy statement/prospectus contain statements that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including with respect to future results and performance, the expected benefits of the merger such as efficiencies, cost savings and growth potential and the expected timing of the merger. Factors listed below, as well as other factors, may cause actual results to differ significantly from these forward-looking statements. There is no guarantee that any of these events anticipated by these forward-looking statements will occur. If any of these events occur, there is no guarantee what effect they will have on operations or financial condition.

Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often use words such as “expects,” may,” “will,” “believes,” “should,” “approximately,” “anticipates,” “estimates,” “projects,” intends,” plans,” targets” or “approximately.” In addition, these words may use the positive or negative or other variations of those and similar words.

Major risks, uncertainties and assumptions that affect Weyerhaeuser’s and Plum Creek’s businesses and may cause actual results to differ materially from those expressed or implied in these forward-looking statements include those set forth in Weyerhaeuser’s and Plum Creek’s filings with the SEC, including their respective Annual Reports on Form 10-K for the fiscal years ended December 31, 2014, those set forth in the section entitled “Risk Factors” beginning on page 31, as well as, among others, risks, uncertainties and assumptions relating to:

•	the failure to receive, on a timely basis or otherwise, the required approval of Weyerhaeuser’s shareholders or Plum Creek’s stockholders with respect to the merger;

•	the risk that any of the conditions to closing of the merger may not be satisfied;

•	uncertainties as to the timing of the completion of the merger and the ability of Weyerhaeuser and Plum Creek to complete the merger;

•	the risk that the proposed merger disrupts the plans, operations or existing business relationships of Weyerhaeuser or Plum Creek;

•	the combined company’s ability to achieve the anticipated financial performance or synergies expected from the merger;

•	the risk that the business of Weyerhaeuser and Plum Creek will not be integrated successfully or in a timely manner;

•	unexpected costs or expenses resulting from the merger;

•	the risk that the announced $2.5 billion share repurchase will not be completed;

•	the effect of general economic conditions, including employment rates, interest rate levels, housing starts, availability of financing for home mortgages and strength of the U.S. dollar;

•	market demand for our products, which is related to the strength of the various U.S. business segments and U.S. and international economic conditions;

•	performance of our manufacturing operations, including maintenance requirements;

•	the level of competition from domestic and foreign producers;

•	raw material availability and prices;

•	energy prices;

•	the effect of weather;

•	the risk of loss from fires, floods, windstorms, hurricanes, pest infestations and other natural disasters;

•	the successful execution of our internal plans and strategic initiatives;

•	transportation availability and costs;

•	federal tax policies;

•	the effect of forestry, land use, environmental and other governmental regulations;

•	legal proceedings;

•	performance of pension fund investments and related derivatives;

•	the effect of timing of retirements and changes in the market price of our common shares on charges for share-based compensation; and

•	changes in accounting principles.

Weyerhaeuser and Plum Creek undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. In the event that Weyerhaeuser or Plum Creek does update any forward-looking statement, no inference should be made that Weyerhaeuser or Plum Creek will make additional updates with respect to that statement, related matters or any other forward-looking statements.

RISK FACTORS

In addition to the other information included and incorporated by reference into this joint proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 29, you should carefully consider the following risks before deciding whether to vote for the merger proposal, in the case of Plum Creek stockholders, or for the share issuance proposal, in the case of Weyerhaeuser shareholders. In addition, you should read and consider the risks associated with each of the businesses of Weyerhaeuser and Plum Creek because these risks will also affect the combined company. Descriptions of some of these risks can be found in Weyerhaeuser’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and Plum Creek’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as, in each case, updated by any subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this joint proxy statement/prospectus. You should also read and consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 180.

Risk Factors Relating to the Merger

The exchange ratio is fixed and will not be adjusted in the event of any change in either Weyerhaeuser’s or Plum Creek’s stock price.

Under the terms of the merger agreement, at the effective time of the merger, each outstanding share of Plum Creek common stock (other than shares of Plum Creek common stock owned by Plum Creek as treasury stock, which will be canceled) will be converted into the right to receive 1.60 Weyerhaeuser common shares. This exchange ratio of 1.60 was fixed in the merger agreement and will not be adjusted for changes in the market price of either Weyerhaeuser common shares or shares of Plum Creek common stock. Changes in the price of Weyerhaeuser common shares prior to the merger will affect the market value that Plum Creek stockholders will receive upon completion of the merger.

The price of Weyerhaeuser common shares at the closing of the merger may vary from its price on the date the merger agreement was executed, on the date of this joint proxy statement/prospectus and on the date of the special meetings of Weyerhaeuser and Plum Creek. As a result, the market value represented by the exchange ratio will also vary. For example, based on the range of closing prices of Weyerhaeuser common shares during the period from November 6, 2015, the last trading day before public announcement of the merger, through December 28, 2015, the latest practicable date before the date of this joint proxy statement/prospectus, the exchange ratio represented a market value ranging from a low of $46.78 to a high of $51.79 for each share of Plum Creek common stock. Accordingly, at the time of the Plum Creek special meeting, Plum Creek stockholders will not know or be able to determine the market value of the consideration they will receive upon completion of the merger.

Stock price changes may result from a variety of factors (many of which are beyond our control), including, among others, changes in our respective businesses, operations and prospects; changes in market assessments of the business, operations and prospects of either company; investor behavior and strategies; interest rates, general market and economic conditions and other factors generally affecting the price of Weyerhaeuser’s common shares and shares of Plum Creek common stock; and federal, state and local legislation, governmental regulation and legal developments in the businesses in which Plum Creek and Weyerhaeuser operate.

Weyerhaeuser’s stock price may be negatively impacted by risks and conditions that apply to Weyerhaeuser, which are different from the risks and conditions applicable to Plum Creek.

Upon completion of the merger, holders of Plum Creek common stock will become holders of Weyerhaeuser common shares. The businesses of Weyerhaeuser differ from those of Plum Creek in important respects and, accordingly, the results of operations of Weyerhaeuser after the merger, as well as the market price of Weyerhaeuser common shares, may be affected by factors different from those currently affecting or that have historically affected the independent results of operations of Plum Creek. Please see Weyerhaeuser’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as updated by any subsequent Quarterly Reports on Form 10-Q, all of which are incorporated by reference in this joint proxy statement/prospectus (see the section entitled “Where You Can Find More Information” beginning on page 180 for the location of information incorporated by reference in this joint proxy statement/prospectus), and the section entitled “Cautionary Statements Regarding Forward-Looking Statements” beginning on page 29 for a summary of some of the key factors that might affect Weyerhaeuser and the prices at which Weyerhaeuser’s common shares may trade from time to time.

Failure to complete the merger could negatively impact the stock prices and the future business and financial results of Weyerhaeuser and Plum Creek.

If the merger is not completed, the ongoing businesses of Weyerhaeuser or Plum Creek may be adversely affected and Weyerhaeuser and Plum Creek will be subject to several risks without realizing any of the benefits of having the merger completed, including the following:

•	being required, under certain circumstances, to pay a termination fee of $250 million;

•	being required to reimburse the other party for all of the reasonable documented out-of-pocket fees and expenses incurred by the other party or its subsidiaries in connection with the merger agreement, the merger and the other transactions contemplated by the merger agreement up to a maximum of $40 million;

•	being subject to certain restrictions on the conduct of its business, which may adversely affect its ability to execute certain business strategies; and

•	the focus of management of each of the companies on the merger instead of on pursuing other opportunities that could be beneficial to the companies.

In addition, if the merger is not completed, Weyerhaeuser or Plum Creek may experience negative reactions from the financial markets or from their respective customers or employees. Weyerhaeuser or Plum Creek could also be subject to litigation related to any failure to complete the merger or to enforcement proceedings commenced against Weyerhaeuser or Plum Creek to perform their respective obligations under the merger agreement.

Any delay in completing the merger, which is subject to a number of conditions, some of which are outside of the parties’ control, may reduce or eliminate the expected benefits from the transaction.

In addition to the required shareholder and stockholder approvals, the merger is subject to a number of other conditions beyond Weyerhaeuser’s and Plum Creek’s control that may prevent, delay or otherwise materially adversely affect its completion. Weyerhaeuser and Plum Creek cannot predict whether and when these other conditions will be satisfied. Furthermore, the requirements for obtaining the required approvals could delay the completion of the merger for a significant period of time or prevent it from occurring. Any delay in completing the merger could cause the combined company not to realize some or all of the synergies and other benefits that it expects to achieve if the merger is successfully completed within its expected time frame. See the section entitled “The Issuance of Weyerhaeuser Shares and the Adoption of the Merger Agreement—The Merger Agreement—Conditions to Completion of the Merger” beginning on page 134.

In addition, if the merger is not completed by September 30, 2016, either Plum Creek or Weyerhaeuser may choose to terminate the merger agreement. Plum Creek or Weyerhaeuser may also choose to terminate the merger agreement in certain other circumstances, and the parties can mutually decide to terminate the merger agreement at any time prior to the completion of the merger, before or after stockholder or shareholder approval, as applicable. See the sections entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 135 and “— Expenses and Termination Fees” beginning on page 136.

The merger agreement contains provisions that could discourage a potential competing acquiror of either Weyerhaeuser or Plum Creek or could result in any competing proposal being at a lower price than it might otherwise be.

The merger agreement contains “no shop” provisions that, subject to limited exceptions, restrict Weyerhaeuser’s and Plum Creek’s ability to solicit, initiate, knowingly encourage or facilitate, discuss or negotiate competing third-party proposals to acquire all or a significant part of Weyerhaeuser or Plum Creek. Further, even if the Weyerhaeuser board or Plum Creek board withdraws (or modifies in any manner adverse to the other party) or proposes publicly to withdraw (or modify in any manner adverse to the other party) its recommendation of the share issuance proposal or the merger proposal, as applicable, they will still be required to submit the matter to a vote of their respective shareholders or stockholders, as applicable, at their respective special meetings unless the merger agreement is terminated in accordance with its terms. In addition, the other party generally has an opportunity to offer to modify the terms of the merger and the merger agreement in response to any takeover proposals that may be made before such board of directors may withdraw or modify its recommendation. In some circumstances, upon termination of the merger agreement, one of the parties may be required to pay a termination fee to the other party. For additional information, see the sections entitled “The Issuance of Weyerhaeuser Shares and the Adoption of the Merger Agreement—The Merger Agreement—No Solicitation of Alternative Proposals” beginning on page 129, “—Changes in Board Recommendations” beginning on page 131, “—Termination of the Merger Agreement” beginning on page 135 and “— Expenses and Termination Fees” beginning on page 136.

These provisions could discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of Weyerhaeuser or Plum Creek from considering or proposing an acquisition, even if it were prepared to pay consideration with a higher per share cash or market value than that market value proposed to be received or realized in the merger, or might result in a potential competing acquiror proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances.

The merger will involve substantial costs.

Weyerhaeuser and Plum Creek have incurred and expect to continue to incur substantial costs and expenses relating directly to the merger and the Weyerhaeuser share issuance, including fees and expenses payable to financial advisors, other professional fees and expenses, insurance premium costs, SEC filing fees, printing and mailing costs and other transaction-related costs, fees and expenses. Weyerhaeuser also will incur transaction fees and costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and employment-related costs. Weyerhaeuser continues to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the merger and the integration of the two companies’ businesses.

Uncertainty due to the pendency of the merger could adversely affect the business and operations of Weyerhaeuser or Plum Creek.

In connection with the pendency of the merger, some customers, suppliers or other entities with whom Weyerhaeuser or Plum Creek have a business relationship may delay or defer decisions, which could negatively impact revenues, earnings and cash flows of Weyerhaeuser or Plum Creek, as well as the market price of Weyerhaeuser common shares or shares of Plum Creek common stock, regardless of whether the merger is completed. In addition, customers or suppliers may cease doing business with Weyerhaeuser, Plum Creek or the combined company in anticipation of or following the merger or may change the terms and conditions upon which they are willing to continue to do business. In addition, current or prospective competitors of Weyerhaeuser, Plum Creek or the combined company may seek to take advantage of potential uncertainty or disruption resulting from the merger to interfere with relationships with customers, suppliers or employees.

Until the completion of the merger or the termination of the merger agreement in accordance with its terms, in consideration of the agreements made by the parties in the merger agreement, Weyerhaeuser and Plum Creek are each prohibited from entering into certain transactions and taking certain actions that might otherwise be beneficial to Weyerhaeuser or Plum Creek and their respective shareholders and stockholders.

Until the merger is completed, the merger agreement restricts Weyerhaeuser and Plum Creek from taking specified actions without the consent of the other party, and requires each of Weyerhaeuser and Plum Creek to operate in the ordinary course in all material respects. These restrictions may prevent Weyerhaeuser or Plum Creek from making appropriate changes to their respective businesses or pursuing attractive business opportunities that may arise prior to the completion of the merger. See the section entitled “The Issuance of Weyerhaeuser Shares and the Adoption of the Merger Agreement—The Merger Agreement—Conduct of Business” beginning on page 124.

The fairness opinion obtained by the boards of directors of Weyerhaeuser and Plum Creek from their respective financial advisors will not reflect changes in circumstances between signing the merger agreement and the completion of the merger.

Neither the Weyerhaeuser board nor the Plum Creek board has obtained an updated fairness opinion as of the date of this joint proxy statement/prospectus from Morgan Stanley, Weyerhaeuser’s financial advisor, or Goldman, Sachs & Co., Plum Creek’s financial advisor.

Changes in the operations and prospects of Weyerhaeuser or Plum Creek, general market and economic conditions and other factors that may be beyond the control of Weyerhaeuser and Plum Creek, and on which the fairness opinions were based, may alter the value of Weyerhaeuser or Plum Creek or the price of Weyerhaeuser common shares or shares of Plum Creek common stock by the time the merger is completed. The opinions do not speak as of the time the merger will be completed or as of any date other than the dates of such opinions. The opinions are included as Annexes B and C to this joint proxy statement/prospectus. For a description of the opinion that the Weyerhaeuser board received from its financial advisor, see the section entitled “The Issuance of Weyerhaeuser Shares and the Adoption of the Merger Agreement—Opinion of Weyerhaeuser’s Financial Advisor” beginning on page 69. For a description of the opinion that the Plum Creek board received from its financial advisor, see the section entitled “The Issuance of Weyerhaeuser Shares and the Adoption of the Merger Agreement—Opinion of Plum Creek’s Financial Advisor” beginning on page 84. For a description of the factors considered by the Weyerhaeuser board in determining to approve the merger agreement and the merger, see the section entitled “The Issuance of Weyerhaeuser Shares and the Adoption of the Merger Agreement—Weyerhaeuser’s Reasons for the Merger; Recommendation of the Weyerhaeuser Board” beginning on page 62. For a description of the factors considered by the Plum Creek board in determining to approve the merger agreement and the merger, see the section entitled “The Issuance of Weyerhaeuser Shares and the Adoption of the Merger Agreement—Plum Creek’s Reasons for the Merger; Recommendation of the Plum Creek Board” beginning on page 65.

Weyerhaeuser’s executive officers and directors and Plum Creek’s executive officers and directors have interests in the merger that may be different from, or in addition to, the interests of Weyerhaeuser’s shareholders and Plum Creek’s stockholders generally.

Executive officers of Weyerhaeuser and Plum Creek negotiated the terms of the merger agreement. The Weyerhaeuser board approved and adopted the merger agreement and approved the issuance of Weyerhaeuser common shares to Plum Creek stockholders in connection with the merger and determined that the merger agreement and the transactions contemplated thereby, including the merger and the issuance of Weyerhaeuser common shares to Plum Creek stockholders in connection with the merger, are in the best interests of Weyerhaeuser and its shareholders. The Plum Creek board unanimously determined that the merger agreement and the transactions contemplated by the merger agreement were advisable, fair to and in the best interests of Plum Creek and its stockholders and approved the merger agreement and the transactions contemplated by the merger agreement, including the merger. In considering these facts and the other information contained in this joint proxy statement/prospectus, you should be aware that Weyerhaeuser’s executive officers and directors and Plum Creek’s executive officers and directors may have financial interests in the merger that may be different from, or in addition to, the interests of Weyerhaeuser’s shareholders or Plum Creek’s stockholders. See the sections entitled “The Issuance of Weyerhaeuser Shares and the Adoption of the Merger Agreement—Financial Interests of Weyerhaeuser Directors and Officers in the Merger” beginning on page 91 and “—Financial Interests of Plum Creek Directors and Officers in the Merger” beginning on page 92.

The combined company may incur adverse tax consequences if Weyerhaeuser or Plum Creek has failed or fails to qualify as a REIT for U.S. federal income tax purposes.

Each of Weyerhaeuser and Plum Creek has operated in a manner that it believes has allowed it to qualify as a REIT for U.S. federal income tax purposes under the Code and intends to continue to do so through the time of the merger. Weyerhaeuser intends to operate in a manner that it believes allows it to qualify as a REIT after the merger. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within the control of Weyerhaeuser or Plum Creek may affect its ability to qualify as a REIT. In order to qualify as a REIT, each of Weyerhaeuser and Plum Creek must satisfy a number of requirements, particularly relating to the nature of its assets and its income. A REIT must also make distributions to stockholders aggregating annually at least 90% of its net taxable income, excluding any capital gains.

If Weyerhaeuser or Plum Creek has failed or fails to qualify as a REIT for U.S. federal income tax purposes and the merger is completed, the combined company may inherit significant tax liabilities and could lose its REIT status.

If Weyerhaeuser loses its REIT status, or is determined to have lost its REIT status in a prior year, Weyerhaeuser will face serious tax consequences that could substantially reduce its cash available for distribution to its shareholders because:

•	Weyerhaeuser would be subject to U.S. federal income tax on its net income at regular corporate rates for the years it did not qualify for taxation as a REIT (and, for these years, would not be allowed a deduction for dividends paid to stockholders in computing its taxable income);

•	unless Weyerhaeuser is entitled to relief under applicable statutory provisions, neither it nor any “successor” corporation, trust or association could elect to be subject to tax as a REIT until the fifth taxable year following the year during which it was disqualified; and

•	even if Weyerhaeuser could re-elect REIT status or obtain relief to re-elect REIT status, (1) for up to 5 years following re-election of REIT status, upon a taxable disposition of an asset owned as of such re-election, it would be subject to corporate level tax with respect to any built-in gain inherent in such asset at the time of re-election and (2) it would have to distribute all earnings and profits from non-REIT years before the end of the first new REIT taxable year.

Even if Weyerhaeuser retains its REIT status, if Plum Creek loses its REIT status for a taxable year before the merger or that includes the merger, Weyerhaeuser will face serious tax consequences that could substantially reduce its cash available for distribution to its shareholders because:

•	Weyerhaeuser, as the successor by merger to Plum Creek, would generally inherit any corporate income tax liabilities of Plum Creek, including penalties and interest;

•	Weyerhaeuser would be subject to tax on the built-in gain on each asset of Plum Creek existing at the time of the merger if Weyerhaeuser were to dispose of a Plum Creek asset during a specified period (generally 5 years) following the merger; and

•	Weyerhaeuser could be required to pay a special distribution or employ applicable deficiency dividend procedures (including penalties and interest payments to the IRS) to eliminate any earnings and profits accumulated by Plum Creek for taxable periods that it did not qualify as a REIT.

As a result of these factors, Weyerhaeuser’s failure (before or after the merger) or Plum Creek’s failure (before the merger) to qualify as a REIT could impair Weyerhaeuser’s ability after the merger to expand its business and raise capital, and could materially adversely affect the value of Weyerhaeuser’s common shares.

Plum Creek stockholders will not be entitled to appraisal rights in the merger.

Appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Under the DGCL, stockholders do not have appraisal rights if the shares of stock they hold, at the record date for determination of stockholders entitled to vote at the meeting of stockholders to act upon the merger or consolidation, are either (1) listed on a national securities exchange or (2) held of record by more than 2,000 holders. Notwithstanding the foregoing, appraisal rights are available if stockholders are required by the terms of the merger agreement to accept for their shares anything other than (a) shares of stock of the surviving corporation, (b) shares of stock of another corporation that will either be listed on a national securities exchange or held of record by more than 2,000 holders, (c) cash instead of fractional shares or (d) any combination of clauses (a)-(c).

Because Weyerhaeuser common shares are listed on the NYSE, a national securities exchange, and are expected to continue to be so listed on the record date, and because the merger otherwise satisfies the foregoing requirements, holders of Plum Creek common stock will not be entitled to appraisal rights in the merger with respect to their shares of Plum Creek common stock.

Lawsuits have been filed and other lawsuits may be filed against Plum Creek, the Plum Creek board and Weyerhaeuser challenging the merger. An adverse ruling in any such lawsuit may prevent the merger from being completed.

Following announcement of the merger, three putative class action complaints, which we collectively refer to as the “complaints” in this joint proxy statement/prospectus, were filed by purported Plum Creek stockholders on behalf of a purported class of Plum Creek stockholders. The complaints, Ida v. Plum Creek Timber Co., Inc., et al., No. 15-2-27420-1 SEA, Farber v. Plum Creek Timber Co., Inc., et al., No. 15-2-27622-1 SEA and Raul v. Morgan, Sr., et al., No. 15-2-28058-9 SEA were filed in the Superior Court of the State of Washington for King County.

The complaints name as defendants various combinations of Plum Creek, members of the Plum Creek board and Weyerhaeuser. The complaints generally assert that the members of the Plum Creek board breached their fiduciary duties to the Plum Creek stockholders during merger negotiations and by entering into the merger agreement and approving the merger, and that Plum Creek and Weyerhaeuser aided and abetted such breaches of fiduciary duties. The complaints further allege that, among other things, (1) the merger consideration undervalues Plum Creek, (2) the sales process leading up to the merger was flawed due to purported conflicts of interest of members of the Plum Creek board and (3) certain provisions of the merger agreement inappropriately favor Weyerhaeuser and inhibit competing bids. The complaints seek, among other things, (a) injunctive relief enjoining the merger, (b) rescission of the merger agreement to the extent already implemented and (c) costs and damages.

The defendants believe that the claims asserted against them in the complaints are without merit and intend to defend the litigation vigorously. Additional lawsuits arising out of or relating to the merger agreement or the merger may be filed in the future.

See the section entitled “The Issuance of Weyerhaeuser Shares and the Adoption of the Merger Agreement—Litigation Related to the Merger” beginning on page 119 of this joint proxy statement/prospectus for more information about the lawsuits related to the merger that have been filed prior to the date of this joint proxy statement/prospectus. Lawsuits challenging the merger could prevent the merger from being completed, or could result in a material delay in, or the abandonment of, the merger.

One of the conditions to completion of the merger is the absence of any law or judgment issued by any court or tribunal of competent jurisdiction that prevents, makes illegal or prohibits the closing of the merger. Accordingly, if a plaintiff is successful in obtaining a judgment prohibiting completion of the merger, then such judgment may prevent the merger from being completed, or from being completed within the expected time frame.

Risk Factors Relating to Weyerhaeuser Following the Merger

Weyerhaeuser is expected to incur substantial expenses related to the integration of Plum Creek.

Weyerhaeuser is expected to incur substantial expenses in connection with the integration of the business, policies, procedures, operations, technologies and systems of Plum Creek with those of Weyerhaeuser. There are a large number of systems that must be integrated, including management information, purchasing, accounting and finance, sales, billing, payroll and benefits, fixed asset and lease administration systems and regulatory compliance. While Weyerhaeuser has assumed that a certain level of expenses would be incurred, there are a number of factors beyond its control that could affect the total amount or the timing of all of the expected integration expenses. Moreover, many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. These expenses could, particularly in the near term, exceed the savings that Weyerhaeuser expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings and synergies related to the integration of the businesses following the completion of the merger. These integration expenses likely will result in Weyerhaeuser taking significant charges against earnings following the completion of the merger, but the amount and timing of such charges are uncertain at present.

Following the merger, the combined company may be unable to integrate successfully the businesses of Weyerhaeuser and Plum Creek and realize the anticipated benefits of the merger.

The merger involves the combination of two companies which currently operate as independent public companies. The combined company will be required to devote significant management attention and resources to integrating its business practices and operations. The combined company may fail to realize some or all of the anticipated benefits of the merger if the integration process takes longer than expected or is more costly than expected. Potential difficulties the combined company may encounter in the integration process include the following:

•	the inability to successfully combine the businesses of Weyerhaeuser and Plum Creek in a manner that permits the combined company to achieve the cost savings and synergies anticipated to result from the merger, which would result in the anticipated benefits of the merger not being realized partly or wholly in the time frame currently anticipated or at all;

•	lost sales and customers as a result of certain customers of either of the two companies deciding not to do business with the combined company;

•	complexities associated with managing the combined businesses;

•	integrating personnel from the two companies;

•	creation of uniform standards, controls, procedures, policies and information systems;

•	potential unknown liabilities and unforeseen increased expenses or delays associated with the merger; and

•	performance shortfalls at one or both of the two companies as a result of the diversion of management’s attention caused by completing the merger and integrating the companies’ operations.

In addition, Weyerhaeuser and Plum Creek have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the diversion of each company’s management’s attention, the disruption or interruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies, any of which could adversely affect our ability to maintain relationships with customers, suppliers and employees or our ability to achieve the anticipated benefits of the merger, or could reduce the earnings or otherwise adversely affect the business and financial results of the combined company.

The market price of Weyerhaeuser’s common shares may decline in the future as a result of the merger.

The market price of Weyerhaeuser’s common shares may decline in the future as a result of the merger for a number of reasons, including the unsuccessful integration of Weyerhaeuser and Plum Creek or the failure of Weyerhaeuser to achieve the perceived benefits of the merger, including financial results, as rapidly as or to the extent anticipated by financial or industry analysts.

Uncertainties associated with the merger may cause a loss of management personnel and other key employees of Weyerhaeuser or Plum Creek which could adversely affect the future business and operations of the combined company following the merger.

Weyerhaeuser and Plum Creek are dependent on the experience and industry knowledge of their officers and other key employees to execute their business plans and conduct operations. The combined company’s success after the merger will depend in part upon its ability to retain key management personnel and other key employees of Weyerhaeuser and Plum Creek. Current and prospective employees of Weyerhaeuser and Plum Creek may experience uncertainty about their future roles with the combined company following the merger, which may materially adversely affect the ability of each of Weyerhaeuser and Plum Creek to attract and retain key personnel during the pendency of the merger. Accordingly, no assurance can be given that the combined company will be able to retain key management personnel and other key employees of Weyerhaeuser and Plum Creek.

The merger may not be accretive and may cause dilution to Weyerhaeuser’s funds available for distribution per share, which may negatively affect the market price of Weyerhaeuser common shares.

Weyerhaeuser currently anticipates that the merger will be accretive to funds available for distribution per share in the first full year following completion of the merger, assuming full synergies of $100 million are achieved within one year of closing of the merger and completion of a $2.5 billion share repurchase. This expectation is based on preliminary estimates which may materially change, including the currently expected timing of the merger. Weyerhaeuser could also encounter additional transaction-related costs or other factors such as a delay in the closing of the merger or the failure to realize all of the benefits anticipated in the merger. Any of these factors could cause dilution to Weyerhaeuser’s funds available for distribution per share or decrease or delay the expected accretive effect of the merger and cause a decrease in the market price of Weyerhaeuser common shares.

Current Weyerhaeuser shareholders and current Plum Creek stockholders will have a reduced ownership and voting interest in the combined company after the merger and will exercise less influence over the combined company’s management.

Current Weyerhaeuser shareholders currently have the right to vote in the election of the Weyerhaeuser board and other matters affecting Weyerhaeuser. Current Plum Creek stockholders currently have the right to vote in the election of the Plum Creek board and on other matters affecting Plum Creek. Immediately after the merger is completed, it is expected that current Weyerhaeuser shareholders will own approximately 65% of the outstanding Weyerhaeuser common shares and current Plum Creek stockholders will own approximately 35% of the outstanding Weyerhaeuser common shares.

As a result of the merger, current Weyerhaeuser shareholders and current Plum Creek stockholders will have less influence on the combined company’s management and policies than they now have on the management and policies of Weyerhaeuser and Plum Creek, respectively.

The unaudited pro forma financial data for Weyerhaeuser included in this joint proxy statement/prospectus are preliminary, and Weyerhaeuser’s actual financial position and operations after the merger may differ materially from the unaudited pro forma financial data included in this joint proxy statement/prospectus.

The unaudited pro forma financial data for Weyerhaeuser included in this joint proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what Weyerhaeuser’s actual financial position or operations would have been had the merger been completed on the dates indicated. Weyerhaeuser’s actual results and financial position after the merger may differ materially and adversely from the unaudited pro forma financial data included in this joint proxy statement/prospectus. Further, the combined company may recognize goodwill in the merger as part of acquisition accounting. Any goodwill would be subject to annual impairment assessments and a non-cash charge may be necessary if the results of operations and cash flows are unable to support the goodwill subsequent to the merger. For more information see the sections entitled “Summary—Summary Unaudited Pro Forma Combined Condensed Financial Information” beginning on page 27 and “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 142.

The internal financial forecasts for Weyerhaeuser and Plum Creek included in this joint proxy statement/prospectus reflect management estimates and Weyerhaeuser’s and Plum Creek’s actual performance may differ materially from the internal financial forecasts included in this joint proxy statement/prospectus.

The internal financial forecasts for Weyerhaeuser and Plum Creek included in this joint proxy statement/prospectus were prepared based on information Weyerhaeuser and Plum Creek, as applicable, had at the time of preparation and reflect factors and assumptions that are subject to change and do not necessarily reflect current factors and assumptions that Weyerhaeuser’s or Plum Creek’s, as applicable, management may have about their respective businesses. As a result, actual results may differ materially from these internal financial forecasts. The inclusion of these internal forecasts in this joint proxy statement/prospectus should not be regarded as an indication that Weyerhaeuser, Plum Creek or any other recipient of the financial forecasts considered, or now considers, these forecasts to be material or predictive of future results.

While presented with numeric specificity, these internal financial forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Weyerhaeuser and Plum Creek. Important factors that may affect actual results and cause the internal financial forecasts to not be achieved include risks and uncertainties relating to Weyerhaeuser’s and Plum Creek’s businesses, industry performance, commodity price trends, the regulatory environment, general business and economic conditions and other factors described under the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 29 and “Risk Factors” beginning on page 31 and in Weyerhaeuser’s and Plum Creek’s respective Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as updated by any subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC and are incorporated by reference into this joint proxy statement/prospectus. Since the forecasts cover multiple years, this information by its nature becomes less meaningful and predictive with each successive year.

The internal financial forecasts were not prepared for the purpose of public disclosure, nor were they prepared in compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or GAAP. No independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to these internal financial forecasts. The reports of the independent registered public accounting firms incorporated by reference into this joint proxy statement/prospectus relate to Weyerhaeuser’s and Plum Creek’s historical financial information and do not extend to these internal financial forecasts and should not be read to do so. These internal financial forecasts were based on internal management reporting that may differ from Weyerhaeuser’s and Plum Creek’s external public reporting.

None of Weyerhaeuser, Plum Creek or their respective affiliates, advisors, officers, directors or other representatives can provide any assurance that actual results will not differ from these internal financial forecasts, and none of them undertakes any obligation to update, or otherwise revise or reconcile, these internal financial forecasts to reflect circumstances existing after the time of preparation or to reflect the occurrence of subsequent events even in the event that any or all of the factors or assumptions underlying the forecasts are shown to be in error. For more information see the sections entitled “The Issuance of Weyerhaeuser Shares and the Adoption of the Merger Agreement—Certain Weyerhaeuser Forecasts” beginning on page 115 and “—Certain Plum Creek Forecasts” beginning on page 117.

Weyerhaeuser’s future results will suffer if the combined company does not effectively manage its expanded operations following the merger.

Following the merger, the size of the business of the combined company will increase significantly beyond the current size of either Weyerhaeuser’s or Plum Creek’s current businesses. In addition, the combined company may continue to expand its operations through additional acquisitions or other strategic transactions. Weyerhaeuser’s future success depends, in part, upon its ability to manage its expanded business, which may pose substantial challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. There can be no assurances that the combined company will be successful or that it will realize the expected economies of scale, synergies and other benefits currently anticipated from the merger or anticipated from any additional acquisitions or strategic transactions.

Weyerhaeuser cannot assure you that it will be able to continue paying dividends at the current rate.

As noted elsewhere in this joint proxy statement/prospectus, Weyerhaeuser plans to continue its current dividend practices following the merger. However, you should be aware that Weyerhaeuser shareholders may not receive the same dividends following the merger for reasons that may include any of the following factors:

•	the combined company may not have enough cash to pay such dividends due to changes in Weyerhaeuser’s cash requirements, capital spending plans, cash flow or financial position;

•	while the dividend practices of Weyerhaeuser involve the distribution of a portion of Weyerhaeuser’s cash available to pay dividends, the Weyerhaeuser board could change its practices at any time;

•	the actual amount of dividends distributed and the decision to make any distribution will remain at all times entirely at the discretion of the Weyerhaeuser board; and

•	the amount of dividends that Weyerhaeuser may distribute is subject to restrictions under Washington law.

Weyerhaeuser’s shareholders should be aware that they have no contractual or other legal right to dividends.

The Weyerhaeuser common shares to be received by Plum Creek stockholders as a result of the merger will have different rights from the shares of Plum Creek common stock currently held by Plum Creek stockholders.

Upon completion of the merger, Plum Creek stockholders will become Weyerhaeuser shareholders and their rights as shareholders will be governed by the WBCA and Weyerhaeuser’s Restated Articles of Incorporation (referred to as the “Weyerhaeuser articles of incorporation”) and Weyerhaeuser’s Bylaws (referred to as the “Weyerhaeuser bylaws”). The rights associated with Weyerhaeuser common shares are different from the rights associated with shares of Plum Creek common stock. See the section entitled “Comparison of Rights of Weyerhaeuser Shareholders and Plum Creek Stockholders” beginning on page 162 for a discussion of the different rights associated with Weyerhaeuser common shares.

The credit ratings of the combined company or its subsidiaries may be different from what the companies currently expect.

Weyerhaeuser has evaluated the expected credit rating of the combined company and anticipates that the combined company will continue to maintain an investment grade long-term credit rating, including following any incurrence of new indebtedness in connection with the previously announced $2.5 billion share repurchase program. Weyerhaeuser’s credit ratings impact the cost and availability of future borrowings, and, as a result, Weyerhaeuser’s cost of capital. Weyerhaeuser’s ratings reflect each rating organization’s opinion of Weyerhaeuser’s financial strength, operating performance and ability to meet Weyerhaeuser’s debt obligations. Each of the ratings organizations reviews Weyerhaeuser’s ratings periodically, and there can be no assurance that Weyerhaeuser’s current ratings will be maintained in the future. Any future downgrades in Weyerhaeuser’s ratings could adversely affect Weyerhaeuser’s businesses, cash flows, financial condition and operating results.

Weyerhaeuser faces intense competition in its markets, and the failure to compete effectively could have a material adverse effect on its business, financial condition and results of operations.

Weyerhaeuser competes with North American and, for many of Weyerhaeuser’s product lines, global producers, some of which may have greater financial resources and lower production costs than Weyerhaeuser does. The principal basis for competition for many of Weyerhaeuser’s products is selling price. Weyerhaeuser’s ability to maintain satisfactory margins depends in large part on Weyerhaeuser’s ability to control its costs. Weyerhaeuser’s industries also are particularly sensitive to other factors, including innovation, design, quality and service, with varying emphasis on these factors depending on the product line. To the extent that one or more of Weyerhaeuser’s competitors become more successful with respect to any key competitive factor, Weyerhaeuser’s ability to attract and retain customers could be materially adversely affected. If Weyerhaeuser is unable to compete effectively, such failure could have a material adverse effect on its business, financial condition and results of operations.

Historically, Canada has been a significant source of lumber for the U.S. market, particularly in the new home construction market. After years of trade disputes over Canadian lumber imports, the U.S. and Canada executed a definitive agreement establishing a system of tiered taxes and/or volume restrictions relating to Canadian lumber imports to the U.S. However, this agreement expired in October 2015, and it is uncertain when or if a new agreement will be reached, and if reached what the terms of a new agreement would be. Moreover, even if a new agreement is reached, there can be no assurance that it will at all times, or at any time, effectively create a fair trade environment. Therefore, downward pressure on domestic timber and lumber prices caused by Canadian imports could continue or increase.

Other Risk Factors of Weyerhaeuser and Plum Creek

Weyerhaeuser’s and Plum Creek’s businesses are and will be subject to the risks described above. In addition, Weyerhaeuser and Plum Creek are, and will continue to be, subject to the risks described in Weyerhaeuser’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and Plum Creek’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, respectively, in each case, as updated by any subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC and are incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 180 for the location of information incorporated by reference in this joint proxy statement/prospectus.

THE COMPANIES

The Companies

Weyerhaeuser Company

Weyerhaeuser Company

33663 Weyerhaeuser Way South

Federal Way, Washington 98003

Telephone: (253) 924-2345

Weyerhaeuser Company began operations in 1900 and is one of the world’s largest private owners of timberlands. It owns or controls nearly 7 million acres of timberlands, primarily in the U.S., and manages additional timberlands under long-term licenses in Canada. Weyerhaeuser manages these timberlands on a sustainable basis in compliance with internationally recognized forestry standards. Weyerhaeuser is also one of the largest manufacturers of wood and cellulose fibers products. Weyerhaeuser is a real estate investment trust. In 2014, its continuing operations generated $7.4 billion in sales and employed approximately 12,800 people who serve customers worldwide. Weyerhaeuser is listed on the Dow Jones World Sustainability Index.

Weyerhaeuser’s common shares are listed on the NYSE under the symbol “WY”.

Additional information about Weyerhaeuser and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 180.

Plum Creek Timber Company, Inc.

Plum Creek Timber Company, Inc.

601 Union Street, Suite 3100

Seattle, Washington 98101

Telephone: (800) 858-5347

Plum Creek is among the largest and most geographically diverse private landowners in the U.S. As of September 30, 2015, Plum Creek owned and managed approximately 6.3 million acres of timberlands in the Northwest, Southern and Northeast United States. Plum Creek also operates wood products mills in the Northwest. Plum Creek manages its working forests using sustainable practices to benefit its many stakeholders. Plum Creek seeks to maximize the long-term value of its timberland assets in many different ways, including harvesting the trees, selling the timberland or converting its trees to lumber, plywood or other wood products. Plum Creek is a real estate investment trust. In 2014, Plum Creek had total revenues of $1.48 billion and, as of December 31, 2014, approximately 1,325 employees.

Plum Creek’s common stock is listed on the NYSE under the symbol “PCL”.

Additional information about Plum Creek and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 180.

THE WEYERHAEUSER SPECIAL MEETING

Date, Time and Place

The special meeting of Weyerhaeuser shareholders will be held at the Grand Hyatt Seattle, located at 721 Pine Street, Seattle, Washington 98101, on February 12, 2016 at 10:00 a.m., local time, unless adjourned or postponed to a later date or time.

Purpose of the Weyerhaeuser Special Meeting

At the Weyerhaeuser special meeting, Weyerhaeuser shareholders will be asked:

•	to consider and vote on a proposal to approve the issuance of Weyerhaeuser common shares, par value $1.25 per share, in connection with the merger contemplated by the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus (referred to as the “share issuance proposal”); and

•	to consider and vote on a proposal to adjourn the Weyerhaeuser special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the share issuance proposal (referred to as the “Weyerhaeuser adjournment proposal”).

Recommendation of the Weyerhaeuser Board

At its meeting on November 6, 2015, the Weyerhaeuser board unanimously (1) approved and adopted the merger agreement, (2) approved the merger upon the terms and subject to the conditions set forth in the merger agreement and (3) approved the issuance by Weyerhaeuser of 1.60 Weyerhaeuser common shares per share of Plum Creek common stock pursuant to and in accordance with the terms and conditions of the merger agreement.

Accordingly, the Weyerhaeuser board unanimously recommends that the Weyerhaeuser shareholders vote “FOR” each of the share issuance proposal and the Weyerhaeuser adjournment proposal.

Weyerhaeuser Record Date; Shareholders Entitled to Vote

Only holders of record of Weyerhaeuser common shares as of the close of business on December 28, 2015, the record date for the Weyerhaeuser special meeting, will be entitled to notice of, and to vote at, the Weyerhaeuser special meeting and any adjournments or postponements of the Weyerhaeuser special meeting. A list of shareholders of record entitled to vote at the Weyerhaeuser special meeting will be available beginning 10 days prior to the Weyerhaeuser special meeting, and continuing through the Weyerhaeuser special meeting, at Weyerhaeuser’s executive offices and principal place of business at 33663 Weyerhaeuser Way South, Federal Way, Washington 98003 for inspection by shareholders during ordinary business hours for any purpose germane to the Weyerhaeuser special meeting. The list will also be available at the Weyerhaeuser special meeting for examination by any shareholder of record present at the Weyerhaeuser special meeting.

As of the close of business on the record date for the Weyerhaeuser special meeting, there were outstanding a total of 510,478,883 Weyerhaeuser common shares entitled to vote at the Weyerhaeuser special meeting.

Quorum

A quorum is necessary to transact business at the Weyerhaeuser special meeting. The presence, in person or by proxy, of holders of a majority of Weyerhaeuser’s outstanding common shares is required to constitute a quorum for the transaction of business at the Weyerhaeuser special meeting. Abstentions and “broker non-votes” (shares held by banks, brokers or other holders of record that are present, in person or by proxy, at the Weyerhaeuser special meeting but with respect to which the bank, broker or other holder of record is not instructed by the beneficial owner of such shares how to vote on a particular proposal and the bank, broker or other holder of record does not have discretionary voting power on such proposal) will be counted as present for purposes of determining the presence of a quorum.

Required Vote

Approval of the share issuance proposal requires the votes cast favoring the share issuance exceed the votes cast opposing it. Approval of the Weyerhaeuser adjournment proposal requires that the votes cast favoring the Weyerhaeuser adjournment proposal exceed the votes cast opposing it.

Abstentions and Broker Non-Votes

The following will not be considered votes cast and will not count towards the approval of the share issuance proposal or the Weyerhaeuser adjournment proposal:

•	broker non-votes; and

•	a share otherwise present at the Weyerhaeuser special meeting as to which a shareholder gives no authority or direction.

Under the current rules and guidance of the NYSE, “votes cast” on the share issuance proposal consist of votes cast favoring the share issuance proposal, votes cast opposing the share issuance proposal and abstentions. As a result, if you mark your proxy or voting instructions to abstain, it will count as a vote against the approval of the share issuance proposal. Abstentions will not be considered votes cast and will not count towards the approval of the Weyerhaeuser adjournment proposal.

Voting Information

You may vote your shares in one of several ways, depending how you own your common shares.

If you are a Weyerhaeuser shareholder of record (that is, if your shares are registered in your own name with Weyerhaeuser’s transfer agent), you can vote any one of four ways:

•	Voting on the Internet: Go to the Internet website specified on your proxy card and follow the instructions. You will need to have your control number (from your notice or proxy card) with you when you go to the website.

•	Voting by Telephone: Call the toll-free number specified on your proxy card and follow the instructions. You will need to have your control number (from your notice or proxy card) with you when you call.

•	Voting by Mail: Mark, sign, date and return your proxy card in the postage-paid envelope provided in advance of the Weyerhaeuser special meeting.

•	Voting at the Weyerhaeuser Special Meeting: If you decide to attend the Weyerhaeuser special meeting and vote in person, you may deposit your proxy card in the ballot box at the registration desk at the Weyerhaeuser special meeting or you may complete a ballot that will be distributed at the Weyerhaeuser special meeting.

If a proxy is returned without an indication as to how the Weyerhaeuser common shares represented are to be voted with regard to a particular proposal, the Weyerhaeuser common shares represented by the proxy will be voted in favor of each such proposal. As of the date of this joint proxy statement/prospectus, Weyerhaeuser management has no knowledge of any business that will be presented for consideration at the Weyerhaeuser special meeting and which would be required to be set forth in this joint proxy statement/prospectus or the related Weyerhaeuser proxy card other than the matters set forth in Weyerhaeuser’s Notice of Special Meeting of Shareholders. If any other matter is properly presented at the Weyerhaeuser special meeting for consideration, it is intended that the persons named in the enclosed form of proxy and acting thereunder will vote in accordance with their best judgment on such matter.

If you are a beneficial owner of shares held in street name (that is, if you hold your shares through a bank, broker or other holder of record), you should follow the voting instructions you receive from the holder of record to vote your shares. The bank, broker or other holder of record must receive explicit voting instructions from you to be able to vote on the share issuance proposal and the Weyerhaeuser adjournment proposal, each of which is considered to be non-routine under the applicable rules of the New York Stock Exchange. Banks, brokers and other holders of record do not have discretion to vote on non-routine matters unless the beneficial owner of the shares has given explicit voting instructions. Consequently, if you do not give your bank, broker or other holder of record explicit instructions, your shares will not be voted on the share issuance proposal or the Weyerhaeuser adjournment proposal and will be considered “broker non-votes” on these proposals.

Please note that if your shares are held in street name, and you wish to vote in person at the Weyerhaeuser special meeting, you must bring to the special meeting a “legal proxy” executed in your favor from the record holder (your bank, broker or other holder of record) of the shares authorizing you to vote at the Weyerhaeuser special meeting.

Your vote is very important. Accordingly, whether or not you expect to attend the Weyerhaeuser special meeting in person, we urge you to vote your shares as promptly as possible.

How Proxies Are Counted

All shares represented by properly executed proxies received in time for the Weyerhaeuser special meeting will be voted at the special meeting in the manner specified by the shareholder giving those proxies. Properly executed proxies that do not contain voting instructions with respect to the share issuance proposal or the Weyerhaeuser adjournment proposal will be voted “FOR” that proposal.

Participants in Benefit Plans

If you hold Weyerhaeuser common shares in the Weyerhaeuser Company 401(k) or Weyerhaeuser Company Ltd. Investment Growth Plans (referred to as the “Plans”), such shares will be voted by the Trustee as you indicated on your proxy card. If the proxy card is signed and returned without specific instructions for voting, such shares will be voted in accordance with the recommendations of the Weyerhaeuser board. If the proxy card received by the Trustee is not signed or if the proxy card is not received by the Trustee, you will be treated as directing the Trustee to vote your Weyerhaeuser common shares held in the Plans in the same proportion as the Weyerhaeuser common shares for which the Trustee has received timely instructions from other participants in the Plans, unless to do so would be inconsistent with Title I of the Employee Retirement Income Security Act of 1974.

Revocation of Proxies

You have the right to revoke your proxy at any time before your shares are voted by proxy at the Weyerhaeuser special meeting. You may revoke your proxy by delivering a signed statement to Weyerhaeuser’s Corporate Secretary at or prior to the Weyerhaeuser special meeting or by timely executing and delivering, by Internet, telephone, mail or in person at the Weyerhaeuser special meeting, another proxy dated as of a later date.

If your shares are held in “street name” by your bank, broker or other holder of record, you should contact your bank, broker or other holder of record to change your vote or revoke your proxy.

Attending the Weyerhaeuser Special Meeting

Attendance at the Weyerhaeuser special meeting is limited to holders of Weyerhaeuser common shares. Holders of Weyerhaeuser’s 6.375% Mandatory Convertible Preference Shares, Series A, are not entitled to vote at the Weyerhaeuser special meeting. If you are a shareholder of record and you plan to attend the Weyerhaeuser special meeting, please be prepared to provide proper photo identification, such as a driver’s license. If you are a street name shareholder and you plan to attend the Weyerhaeuser special meeting, you must present proof of your ownership of Weyerhaeuser common shares as of the record date for the Weyerhaeuser special meeting. Acceptable proof would be an original bank or brokerage account statement as of the record date. You also must present photo identification to be admitted. If you arrive at the meeting without proof of your ownership of Weyerhaeuser common shares as of the record date or without proper photo identification, you will not be admitted to the meeting.

If you are a street name shareholder and you wish to vote in person at the Weyerhaeuser special meeting, you must also bring to the Weyerhaeuser special meeting a “legal proxy” executed in your favor from the record holder (your bank, broker or other holder of record) of the shares authorizing you to vote at the Weyerhaeuser special meeting.

If you are hearing impaired or require other special accommodations due to disability, please contact Weyerhaeuser’s Corporate Secretary prior to the meeting to indicate the accommodations that you will need. No banners, placards, signs, literature for distribution, cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the Weyerhaeuser special meeting.

Tabulation of Votes

Weyerhaeuser has appointed one or more representatives of Computershare Inc. to serve as the inspector of election for the Weyerhaeuser special meeting. The inspector of election will, among other matters, determine the number of shares represented at the Weyerhaeuser special meeting to confirm the existence of a quorum, determine the validity of all proxies and ballots and certify the results of voting on all proposals submitted to Weyerhaeuser shareholders.

Solicitation of Proxies

In accordance with the merger agreement, the cost of proxy solicitation for the Weyerhaeuser special meeting will be borne by Weyerhaeuser. In addition to the use of the mail, proxies may be solicited by officers and directors and other employees of Weyerhaeuser, some of whom may be considered participants in the solicitation, without additional remuneration, by personal interview, telephone, facsimile or otherwise. Weyerhaeuser will also request brokerage firms, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of shares held of record on the record date and will provide customary reimbursement to such firms for the cost of forwarding these materials. Weyerhaeuser has retained Innisfree M&A Incorporated to assist in its solicitation of proxies and has agreed to pay them a fee of approximately $25,000, plus reasonable expenses, for these services.

Voting by Weyerhaeuser Directors and Executive Officers

As of the close of business on the record date for the Weyerhaeuser special meeting, approximately 1.6% of the outstanding Weyerhaeuser common shares were held by Weyerhaeuser directors and executive officers and their affiliates. We currently expect that Weyerhaeuser’s directors and executive officers will vote their shares in favor of the above-listed proposals, although none of them has entered into any agreements obligating him or her to do so.

Adjournments

If a quorum is not present or represented, the shareholders entitled to vote at the Weyerhaeuser special meeting, present in person or represented by proxy, shall have power to adjourn the Weyerhaeuser special meeting from time to time, without notice other than announcement at the Weyerhaeuser special meeting, until a quorum is present or represented. If a quorum is present at the Weyerhaeuser special meeting but there are not sufficient votes at the time of the Weyerhaeuser special meeting to approve the share issuance proposal, then Weyerhaeuser shareholders may be asked to vote on the Weyerhaeuser adjournment proposal. If the Weyerhaeuser special meeting is adjourned for more than 120 days, the Weyerhaeuser board must fix a new record date for the adjourned meeting, in which case a notice of the adjourned meeting will be given to each Weyerhaeuser shareholder of record entitled to vote at the Weyerhaeuser special meeting. At any subsequent reconvening of the Weyerhaeuser special meeting at which a quorum is present, any business may be transacted that might have been transacted at the original meeting and all proxies will be voted in the same manner as they would have been voted at the original convening of the Weyerhaeuser special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the time the proxy is voted at the reconvened meeting.

Assistance

If you need assistance in completing your proxy card or have questions regarding the Weyerhaeuser special meeting, please contact Innisfree M&A Incorporated at 510 Madison Avenue, 20th Floor, New York, NY 10022, toll-free from the U.S. and Canada at (877) 800-5185, +1 (412) 232-3651 from other locations, banks and brokers may call collect at +1 (212) 750-5833.

THE PLUM CREEK SPECIAL MEETING

Date, Time and Place

The special meeting of Plum Creek stockholders will be held at the Washington Athletic Club, located at 1325 Sixth Avenue, Seattle, Washington 98101, on February 12, 2016 at 10:00 a.m., local time, unless adjourned or postponed to a later date or time.

Purpose of the Plum Creek Special Meeting

At the Plum Creek special meeting, Plum Creek stockholders will be asked:

•	to consider and vote on a proposal to adopt the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus, pursuant to which Plum Creek will be merged with and into Weyerhaeuser and each outstanding share of Plum Creek common stock will be converted into the right to receive 1.60 Weyerhaeuser common shares (referred to as the “merger proposal”);

•	to consider and vote on a proposal to adjourn the Plum Creek special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger proposal (referred to as the “Plum Creek adjournment proposal”); and

•	to consider and vote on a non-binding, advisory proposal to approve the compensation that may be paid or become payable to Plum Creek’s named executive officers in connection with the completion of the merger (referred to as the “compensation proposal”).

Recommendation of the Plum Creek Board

After careful consideration, the Plum Creek board, on November 6, 2015, unanimously determined that the merger agreement and the transactions contemplated by the merger agreement were advisable, fair to and in the best interests of Plum Creek and its stockholders and approved the merger agreement and the transactions contemplated by the merger agreement, including the merger.

Accordingly, the Plum Creek board unanimously recommends that Plum Creek stockholders vote “FOR” each of the merger proposal, the Plum Creek adjournment proposal and the compensation proposal.

Plum Creek Record Date; Stockholders Entitled to Vote

Only holders of record of shares of Plum Creek common stock as of the close of business on December 28, 2015, the record date for the Plum Creek special meeting, will be entitled to notice of, and to vote at, the Plum Creek special meeting and any adjournments or postponements of the Plum Creek special meeting. A list of stockholders of record of Plum Creek entitled to vote at the Plum Creek special meeting will be available for 10 days before the Plum Creek special meeting at Plum Creek’s executive offices and principal place of business at 601 Union Street, Suite 3100, Seattle, Washington 98101-1374 for inspection by stockholders during ordinary business hours for any purpose germane to the Plum Creek special meeting. The list will also be available at the Plum Creek special meeting for examination by any stockholder of record present at the special meeting.

As of the close of business on the record date for the Plum Creek special meeting, there were outstanding a total of 174,096,444 shares of Plum Creek common stock entitled to vote at the Plum Creek special meeting.

Quorum

A quorum is necessary to transact business at the Plum Creek special meeting. Stockholders who hold at least a majority of the issued and outstanding shares of Plum Creek common stock as of the close of business on the record date and who are entitled to vote must be present or represented by proxy in order to constitute a quorum for the transaction of business at the Plum Creek special meeting. Shares of Plum Creek common stock represented at the Plum Creek special meeting but not voted, including shares for which a stockholder directs an “abstention” from voting, will be counted as present for purposes of establishing a quorum. Broker non-votes (shares held by banks, brokers or other holders of record that are present, in person or by proxy, at the Plum Creek special meeting but with respect to which the bank, broker or other holder of record is not instructed by the beneficial owner of such shares how to vote on a particular proposal and the bank, broker or other holder of record does not have discretionary voting power on such proposal) will be counted as present for purposes of determining the presence of a quorum.

Required Vote

Approval of the merger proposal requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Plum Creek common stock entitled to vote at the Plum Creek special meeting. Approval of the Plum Creek adjournment proposal and the compensation proposal each requires that votes cast “FOR” exceed the votes cast “AGAINST” each proposal (with abstentions and broker non-votes not considered votes cast).

Abstentions and Broker Non-Votes

If you fail to vote, fail to instruct your bank, broker or other holder of record to vote, or vote to abstain, it will have the same effect as a vote against the merger proposal. If you fail to vote, fail to instruct your bank, broker or other holder of record to vote, or mark your proxy or voting instructions to abstain, it will have no effect on the Plum Creek adjournment proposal or the compensation proposal, assuming that a quorum is present.

Voting Options

If you are a Plum Creek stockholder of record (that is, if your shares are registered in your own name with Plum Creek’s transfer agent), you can vote any one of four ways:

•	Voting on the Internet: Go to the Internet website specified on your proxy card and follow the instructions. You will need to have your control number (from your notice or proxy card) with you when you go to the website.

•	Voting by Telephone: Call the toll-free number specified on your proxy card and follow the instructions. You will need to have your control number (from your notice or proxy card) with you when you call.

•	Voting by Mail: Mark, sign, date and return your proxy card in the postage-paid envelope provided in advance of the Plum Creek special meeting.

•	Voting at the Plum Creek Special Meeting: If you decide to attend the Plum Creek special meeting and vote in person, you may deposit your proxy card in the ballot box at the registration desk at the Plum Creek special meeting or you may complete a ballot that will be distributed at the Plum Creek special meeting.

Voting in Person

If you plan to attend the Plum Creek special meeting and wish to vote in person, you will be given a ballot at the special meeting. Please note, however, that if your shares are held in “street name”, and you wish to vote at the special meeting, you must bring to the special meeting a “legal proxy” executed in your favor from the record holder (your bank, broker or other holder of record) of the shares authorizing you to vote at the special meeting. In addition, if you are a registered stockholder, please be prepared to provide proper identification, such as a driver’s license or passport. If you hold your shares in “street name”, you will need to provide proof of ownership, such as a recent account statement or letter from your bank, broker or other holder of record proving ownership on the Plum Creek record date, along with proper identification. Stockholders will not be allowed to use cameras, recording devices and other similar electronic devices at the meeting.

Voting of Proxies

A proxy card is enclosed for your use. Plum Creek requests that you mark, sign and date the accompanying proxy and return it promptly in the enclosed postage-paid envelope. When the accompanying proxy is returned properly executed, the shares of Plum Creek common stock represented by it will be voted at the Plum Creek special meeting or any adjournment thereof in accordance with the instructions contained in the proxy.

If a proxy is returned without an indication as to how the shares of Plum Creek common stock represented are to be voted with regard to a particular proposal, the Plum Creek common stock represented by the proxy will be voted in favor of each such proposal. As of the date of this joint proxy statement/prospectus, Plum Creek management has no knowledge of any business that will be presented for consideration at the Plum Creek special meeting and which would be required to be set forth in this joint proxy statement/prospectus or the related Plum Creek proxy card other than the matters set forth in Plum Creek’s Notice of Special Meeting of Stockholders. If any other matter is properly presented at the Plum Creek special meeting for consideration, it is intended that the persons named in the enclosed form of proxy and acting thereunder will vote in accordance with their best judgment on such matter.

Your vote is very important. Accordingly, whether or not you plan to attend the Plum Creek special meeting in person, we urge you to vote your shares as promptly as possible.

How Proxies Are Counted

All shares represented by properly executed proxies received in time for the Plum Creek special meeting will be voted at the meeting in the manner specified by the stockholder giving those proxies. Properly executed proxies that do not contain voting instructions with respect to the merger proposal, the Plum Creek adjournment proposal or the compensation proposal will be voted “FOR” that proposal.

Shares Held in “Street Name”

If you hold your shares in a stock brokerage account or if your shares are held by a bank, broker or other holder of record (that is, in street name), you must provide the bank, broker or other holder of record of your shares with instructions on how to vote your shares if you wish them to be counted. Please follow the voting instructions provided by your bank, broker or other holder of record. Please note that you may not vote shares held in street name by returning a proxy card directly to Plum Creek or by voting in person at your special meeting unless you provide a “legal proxy”, which you must obtain from your bank, broker or other holder of record. Further, banks, brokers or other holders of record who hold shares of Plum Creek common stock on behalf of their customers may not give a proxy to Plum Creek to vote those shares without specific instructions from their customers.

If you do not instruct your broker on how to vote your shares of Plum Creek common stock, your bank, broker or other holder of record may not vote your shares, which will have the same effect as a vote against the merger proposal. If you do not instruct your broker on how to vote your shares of Plum Creek common stock, it will have no effect on the Plum Creek adjournment proposal and the compensation proposal, assuming that a quorum is present.

Revocation of Proxies

You have the power to revoke your proxy at any time before your proxy is voted at the Plum Creek special meeting. You can revoke your proxy in one of four ways:

•	by sending a signed notice of revocation to Plum Creek’s Corporate Secretary at 601 Union Street, Suite 3100, Seattle, Washington 98101-1374 no later than the beginning of the Plum Creek special meeting;

•	by properly submitting a new, valid proxy bearing a later date, which must be received before your votes are counted at the Plum Creek special meeting (in which case only the later-dated proxy is counted and the earlier proxy is revoked);

•	by submitting a proxy via Internet or by telephone no later than 11:59 p.m. Eastern Time on the day before the Plum Creek special meeting (in which case only the later-dated proxy is counted and the earlier proxy is revoked); or

•	if you are a holder of record, you can attend the Plum Creek special meeting and vote in person, which will automatically cancel any proxy previously given, or you can revoke your proxy in person, but your attendance alone will not revoke any proxy that you have previously given.

If your shares are held in “street name” by your bank, broker or other holder of record, you should contact your bank, broker or other holder of record to change your vote or revoke your proxy.

Tabulation of Votes

Plum Creek has appointed one or more representatives of Broadridge Financial Services, Inc. to serve as the inspector of election for the Plum Creek special meeting. The inspector of election will, among other matters, determine the number of shares represented at the Plum Creek special meeting to confirm the existence of a quorum, determine the validity of all proxies and ballots and certify the results of voting on all proposals submitted to the Plum Creek stockholders.

Solicitation of Proxies

In accordance with the merger agreement, the cost of proxy solicitation for the Plum Creek special meeting will be borne by Plum Creek. In addition to the use of the mail, proxies may be solicited by officers and directors and other employees of Plum Creek, some of whom may be considered participants in the solicitation, without additional remuneration, by personal interview, telephone, facsimile or otherwise. Plum Creek will also request brokerage firms, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of shares held of record on the record date and will provide customary reimbursement to such firms for the cost of forwarding these materials. Plum Creek has retained Georgeson Inc. to assist in its solicitation of proxies for a fee of approximately $17,500, plus reasonable out-of-pocket expenses.

Voting by Plum Creek Directors and Executive Officers

As of the close of business on the record date for the Plum Creek special meeting, approximately 0.9% of the outstanding shares of Plum Creek common stock were held by Plum Creek directors and executive officers and their affiliates. We currently expect that Plum Creek’s directors and executive officers will vote their shares in favor of the above-listed proposals, although none of them has entered into any agreements obligating him or her to do so.

Adjournments

If a quorum is not present or represented, the stockholders entitled to vote at the Plum Creek special meeting, present in person or represented by proxy, shall have power to adjourn the Plum Creek special meeting from time to time, without notice other than announcement at the Plum Creek special meeting, until a quorum is present or represented. If a quorum is present at the Plum Creek special meeting but there are not sufficient votes at the time of the Plum Creek special meeting to approve the merger proposal, then Plum Creek stockholders may be asked to vote on the Plum Creek adjournment proposal. No notices of an adjourned meeting need be given unless the adjournment is for more than 30 days or, if after the adjournment, a new record date is fixed for the adjourned meeting, in which case a notice of the adjourned meeting will be given to each stockholder of record entitled to vote at the Plum Creek special meeting. At any subsequent reconvening of the Plum Creek special meeting at which a quorum is present, any business may be transacted that might have been transacted at the original meeting and all proxies will be voted in the same manner as they would have been voted at the original convening of the Plum Creek special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the time the proxy is voted at the reconvened meeting.

Assistance

If you need assistance in completing your proxy card or have questions regarding the Plum Creek special meeting, please contact Plum Creek’s investor relations department:

Plum Creek Timber Company, Inc.

601 Union Street, Suite 3100

Seattle, Washington 98101-1374

(800) 858-5347 (within the United States and Canada)

(206) 467-3600 (outside the United States and Canada, call collect)

Attn: Investor Relations

or

Georgeson Inc.

480 Washington Blvd., 26th Floor

Jersey City, New Jersey 07310

(888) 867-6963 (toll-free)

WEYERHAEUSER PROPOSAL 1 AND PLUM CREEK PROPOSAL 1: THE ISSUANCE OF WEYERHAEUSER SHARES AND THE ADOPTION OF THE MERGER AGREEMENT

Effects of the Merger

On the closing date, Plum Creek will merge with and into Weyerhaeuser. At the effective time of the merger, the separate corporate existence of Plum Creek will cease and Weyerhaeuser will continue as the surviving entity in the merger. Subject to the terms and conditions of the merger agreement, upon completion of the merger, each share of Plum Creek common stock issued and outstanding immediately prior to the completion of the merger (other than shares of Plum Creek common stock owned by Plum Creek as treasury stock) will be converted into the right to receive 1.60 Weyerhaeuser common shares with cash paid in lieu of fractional shares. This exchange ratio is fixed and will not be adjusted for changes in the market price of either Weyerhaeuser common shares or shares of Plum Creek common stock prior to the merger.

Background of the Merger

The Plum Creek board and management regularly review Plum Creek’s performance, prospects and strategy in light of the current business and economic environment, as well as developments in the timber industry and opportunities and challenges facing participants in that industry. These reviews have included consideration, from time to time, of potential strategic alternatives, including strategic acquisitions and divestitures, a sale of the company and remaining an independent, standalone entity.

The Weyerhaeuser board and management regularly review Weyerhaeuser’s performance, prospects and strategy in light of the current business and economic environment, as well as developments in the timber industry and opportunities and challenges facing participants in that industry. These reviews have included consideration, from time to time, of potential strategic alternatives, including strategic acquisitions and divestitures, business combination transactions and remaining an independent, standalone entity.

During the second half of 2012, Weyerhaeuser’s chief executive officer at the time and Rick R. Holley, chief executive officer of Plum Creek, engaged in a series of preliminary discussions about a possible business combination transaction. Charles R. Williamson, chairman of the Weyerhaeuser board, and John F. Morgan, chairman of the Plum Creek board, also engaged in a series of discussions about a possible business combination transaction. As part of these discussions Weyerhaeuser and Plum Creek executed a reciprocal non-disclosure agreement in August 2012. After a series of discussions, the parties were unable to come to an agreement on transaction structure to move forward, and these discussions terminated towards the end of 2012.

On October 2, 2014, at the request of an institutional investor (referred to as “Party A”), Mr. Holley and Russell Hagen, Plum Creek’s senior vice president of Business Development, met with representatives of Party A. Party A expressed an interest in learning more about Plum Creek and potentially investing in or acquiring some or all of Plum Creek.

On October 15, 2014, the Weyerhaeuser board held a regular meeting. Members of Weyerhaeuser management also attended the meeting. At this meeting, which was unrelated to Plum Creek’s discussions with Party A, Doyle R. Simons, president and chief executive officer of Weyerhaeuser, discussed the growth opportunities for Weyerhaeuser generally, including with respect to the timberlands business. Mr. Simons also discussed a potential combination with Plum Creek and outlined the rationale for approaching Plum Creek. Members of Weyerhaeuser management provided background materials on Plum Creek. After discussion, members of the Weyerhaeuser board authorized Mr. Simons to contact Mr. Holley to explore the possibility of a transaction.

On October 22, 2014, at the request of Mr. Simons, Mr. Holley met with Mr. Simons. At this meeting, Mr. Simons indicated that Weyerhaeuser was interested in acquiring Plum Creek at a premium of 10% to 15%

per share of Plum Creek common stock (reflecting an implied share price of $45 to $47 per share), payable in a mix of cash and Weyerhaeuser common shares. Mr. Simons indicated that Weyerhaeuser would be willing to give Plum Creek board representation consistent with this valuation and management would be based on the principle of “best person for the job”. Mr. Holley indicated that he did not believe the Plum Creek board would be interested in engaging in discussions on a potential transaction with Weyerhaeuser unless the acquisition price was in excess of $50.

On October 24, 2014, the Plum Creek board held a special meeting, at which members of Plum Creek management were present. At this meeting, Mr. Holley updated the Plum Creek board on the discussions Mr. Holley had with Mr. Simons, as well as Mr. Holley’s discussions with Party A. The Plum Creek board concurred with Mr. Holley’s assessment that the acquisition price in Weyerhaeuser’s proposal was not acceptable and not a basis to commence discussions.

On October 29, 2014, Mr. Holley called Mr. Simons and conveyed that the Plum Creek board had met to discuss Weyerhaeuser’s proposal and that the Plum Creek board was planning to discuss Weyerhaeuser’s proposal further at a regularly scheduled meeting of the Plum Creek board on November 4, 2014.

On November 4, 2014, the Plum Creek board held a regular meeting, at which Plum Creek management was present. At this meeting, Mr. Holley discussed Weyerhaeuser’s proposal with the Plum Creek board. The Plum Creek board directed Mr. Holley to reject Weyerhaeuser’s proposal for a number of reasons, including that Plum Creek’s internal valuations for Plum Creek were higher than the value reflected in Weyerhaeuser’s proposal and the cash portion of Weyerhaeuser’s proposal reduced the after-tax value of the proposal to Plum Creek’s stockholders. Following this meeting, Mr. Holley telephoned Mr. Simons and communicated to Mr. Simons that Weyerhaeuser’s verbal proposal was not acceptable. Mr. Holley further noted that any offer would have to involve a premium over Plum Creek’s 52-week high at the time (which was $46.99 per share on December 23, 2013), in order to be considered by Plum Creek.

On November 10, 2014, the Weyerhaeuser board held a special meeting. Members of Weyerhaeuser management and representatives of Morgan Stanley also attended the meeting. At this meeting, Mr. Simons provided an update on his recent discussions with Mr. Holley, and the Weyerhaeuser board discussed the key messages from these recent discussions, including with respect to Plum Creek’s general expectations regarding price. Mr. Simons summarized the strategic rationale for a transaction with Plum Creek and the proposed terms for a transaction with Plum Creek. At this meeting, representatives of Morgan Stanley discussed certain financial aspects of a potential transaction with Plum Creek. The Weyerhaeuser board engaged in discussions regarding the potential transaction, discussing, among other things, the rationale for the transaction, purchase price, synergies, transaction structure and post-closing dividend plans. Mr. Simons then described the proposed next steps in relation to a transaction with Plum Creek, noting that he would like to approach Mr. Holley with a written proposal with terms consistent with the terms discussed with the Weyerhaeuser board. After further discussion, the Weyerhaeuser board authorized the management team to proceed with negotiations with Plum Creek on terms consistent with those discussed.

Following this meeting, at the request of Mr. Simons, Mr. Simons and Mr. Holley spoke by telephone. During this telephone conversation, Mr. Simons outlined the terms of Weyerhaeuser’s refined proposal, which Mr. Simons indicated would be confirmed with a written proposal later that day. Shortly following this telephone call, Weyerhaeuser delivered a letter to Mr. Holley setting forth a non-binding proposal for Weyerhaeuser to acquire all of Plum Creek’s outstanding shares of common stock for a price of $48 per share, with the consideration consisting of approximately 50% cash and 50% Weyerhaeuser common shares. The letter stated that this represented a 19% premium to the Plum Creek common stock’s 30-day volume weighted average price, a 16% premium to the closing price on November 7, 2014 and an unstated premium to Plum Creek common stock’s 52-week high trading price (which was $46.99 per share on December 23, 2013). The letter stated that: (1) the post-transaction board of directors of the combined company would consist of three to four current members of the Plum Creek board, (2) Weyerhaeuser’s non-executive chairman would remain chairman of the post-transaction board of directors, (3) Mr. Simons would remain chief executive officer of the combined company following the potential transaction and (4) the other senior executives of the combined company would be determined between signing and closing of the transaction.

On November 13, 2014, the Plum Creek board held a special meeting. At this meeting, Mr. Holley reported to the Plum Creek board about Weyerhaeuser’s November 10, 2014 proposal. Representatives from Skadden, Plum Creek’s outside legal counsel, attended the meeting. Representatives from Goldman Sachs were also in attendance and reviewed the proposal and the Plum Creek board’s range of response options. Plum Creek involved Goldman Sachs in considering a potential transaction with Weyerhaeuser due to Plum Creek’s prior relationship with Goldman Sachs and the expertise provided by Goldman Sachs. After discussion, the Plum Creek board determined unanimously to not proceed on the basis of Weyerhaeuser’s proposal for a number of reasons, including that Plum Creek’s internal valuations for Plum Creek were higher than the value reflected in Weyerhaeuser’s proposal and the cash portion of Weyerhaeuser’s proposal reduced the after-tax value of the proposal to Plum Creek’s stockholders. The Plum Creek board instructed Mr. Holley to convey to Mr. Simons that Plum Creek had determined to not proceed on the basis of Weyerhaeuser’s proposal.

On November 14, 2014, Mr. Holley telephoned Mr. Simons and informed him of the Plum Creek board’s response to Weyerhaeuser’s proposal. Mr. Holley noted to Mr. Simons that an offer of $48 per share of Plum Creek common stock was not sufficient and not a basis upon which to commence discussions, and that in order to be considered, any proposal would need to reflect a sufficient premium over Plum Creek’s common stock’s 52-week high and be in excess of $50 per share of Plum Creek common stock.

On November 21, 2014, the Plum Creek board held a special meeting, which was attended by representatives from Skadden and Goldman Sachs. Mr. Holley updated the Plum Creek board on the status of discussions with Weyerhaeuser. Goldman Sachs provided a preliminary overview of the financial terms of Weyerhaeuser’s November 10, 2014 proposal.

On November 21, 2014, Mr. Simons called Mr. Holley to indicate that Weyerhaeuser was still interested in possibly evaluating a potential transaction with Plum Creek, and Mr. Simons and Mr. Holley scheduled a meeting for early December 2014.

On December 5, 2014, Mr. Holley and Mr. Simons met to further discuss a potential transaction. Mr. Simons indicated that he did not believe Weyerhaeuser would be able to improve upon its previous offer of $48 per share of Plum Creek common stock. Mr. Holley indicated that the proposed offer of $48 per share of Plum Creek common stock was not sufficient and not a basis upon which to commence discussions. Mr. Simons indicated that he would discuss Plum Creek’s position with the Weyerhaeuser board and then get back to Mr. Holley.

On December 17 and 18, 2014, the Weyerhaeuser board held a regular meeting. Weyerhaeuser management also attended the meeting. Mr. Simons updated the Weyerhaeuser board on recent discussions with Mr. Holley. Mr. Simons summarized his conversations with Mr. Holley and provided his perspective on Plum Creek’s expectations regarding the purchase price, noting that Plum Creek’s expectations were meaningfully above the purchase price in Weyerhaeuser’s proposal. Mr. Simons and the other members of the Weyerhaeuser board discussed a proposed response back to Mr. Holley indicating that Weyerhaeuser would not be willing to move forward with a transaction at the price communicated by Mr. Holley.

On December 19, 2014, Mr. Simons communicated to Mr. Holley that Weyerhaeuser would not be able to improve upon its offer of $48 per share, and was therefore ceasing its discussions with Plum Creek regarding a potential transaction.

On or about January 16, 2015, Party A informed Goldman Sachs that upon further evaluation, Party A had determined the scope and scale of a potential transaction was beyond Party A’s capabilities.

On April 23, 2015, Mr. Simons and Mr. Holley met for a social engagement. During this meeting, Mr. Holley suggested that the parties should revisit the possibility of a transaction that could create value for Weyerhaeuser shareholders and Plum Creek stockholders. Mr. Simons agreed and suggested that they set up a meeting to continue discussions regarding the possibility of a transaction between Weyerhaeuser and Plum Creek.

On April 30, 2015, Mr. Holley and Mr. Simons met and discussed the value in a potential transaction between Weyerhaeuser and Plum Creek structured as an all-stock merger, including the potential value that could be created for both Weyerhaeuser’s shareholders and Plum Creek’s stockholders if the companies were combined.

On May 8, 2015, Mr. Simons called Mr. Holley to further discuss a potential merger between Weyerhaeuser and Plum Creek. Mr. Simons and Mr. Holley discussed potential benefits to Weyerhaeuser’s shareholders and Plum Creek’s stockholders from a combination of Weyerhaeuser and Plum Creek, and Mr. Holley noted that the Plum Creek board would be willing to further consider a potential combination of the two companies. Mr. Holley also noted that the Plum Creek board expected to conduct a strategic review at Plum Creek’s regularly scheduled board meeting in August 2015.

On May 21 and 22, 2015, the Weyerhaeuser board held a regular meeting. Weyerhaeuser management and representatives from Morgan Stanley were also in attendance. At this meeting, Mr. Simons provided an update on the recent discussions with Mr. Holley to the Weyerhaeuser board. Mr. Simons outlined the rationale for a transaction with Plum Creek, and Mr. Williamson provided additional comments on a proposed transaction. Representatives of Morgan Stanley discussed certain financial aspects of a potential all-stock merger. Members of Weyerhaeuser management outlined and proposed principal terms for negotiating a transaction with Plum Creek and the potential timeline for completing a transaction. The Weyerhaeuser board engaged in discussion regarding the transaction, including the rationale, the negotiating strategy, dividend policy and governance matters. After discussion, the Weyerhaeuser board expressed support for moving forward with negotiations with Plum Creek on terms outlined by Weyerhaeuser management.

On May 26, 2015, Weyerhaeuser delivered a proposal letter to Plum Creek outlining Mr. Simons’ thoughts on a potential at-market combination of the two companies. Weyerhaeuser’s proposal specified that Plum Creek stockholders would receive an at-market exchange ratio (which, based on the closing prices of Weyerhaeuser shares and Plum Creek common stock as of May 25, 2015, implied an exchange ratio of 1.27 Weyerhaeuser shares for each share of Plum Creek common stock). The letter also indicated that based on the closing price as of May 25, 2015, this exchange ratio would result in Plum Creek’s stockholders owning approximately 30% of the combined company, and Weyerhaeuser’s shareholders owning approximately 70% of the combined company. The proposal provided that: (1) board representation of the combined company would reflect the pro forma ownership of the combined company, (2) Mr. Holley would become the non-executive chairman of the board of directors of the combined company, (3) Mr. Simons would remain chief executive officer of the combined company and (4) the other senior executive positions would be determined based on the principle of “best person for the job”. The proposal contemplated an increase in Weyerhaeuser’s dividend per share to result in Plum Creek stockholders being “dividend neutral” and indicated that Weyerhaeuser would consider a share repurchase program to be announced concurrently with the transaction, with the repurchase commencing after the closing of the transaction. The proposal asked that Plum Creek and Weyerhaeuser enter into a reciprocal confidentiality agreement and commence due diligence and the negotiation of a customary definitive agreement.

On May 27, 2015, Mr. Holley called Mr. Simons to discuss the letter proposal from Weyerhaeuser.

On May 29, 2015, Plum Creek and Weyerhaeuser entered into a reciprocal non-disclosure agreement, which included a standstill provision that by its terms terminated on November 6, 2015, to allow their respective management teams to share non-public information with each other to explore a potential transaction.

Also on May 29, 2015, Mr. Holley contacted Mr. Simons to indicate that the exchange of due diligence materials was premature and that the Plum Creek board was scheduled to discuss Weyerhaeuser’s proposal at its August meeting. Mr. Holley noted that Plum Creek would not enter into further substantive discussions regarding a transaction until after the August board meeting.

On June 4, 2015, Mr. Simons called Mr. Holley and expressed a desire to continue general discussions regarding a potential transaction.

On July 22, 2015, at the request of Mr. Simons, Mr. Holley and Mr. Simons had a meeting where Mr. Simons discussed potential advantages to Weyerhaeuser’s shareholders and Plum Creek’s stockholders in a potential combination of Plum Creek and Weyerhaeuser. Mr. Simons shared with Mr. Holley a proposed shared company vision and discussed potential governance for a combined company.

On August 4, 2015, the Plum Creek board held a regular meeting. At this meeting, Mr. Holley reported to the Plum Creek board about the status of discussions with Weyerhaeuser. It was the consensus of the Plum Creek board that Mr. Holley should respond to Mr. Simons indicating that the Plum Creek board was generally supportive of further exploring a transaction with Weyerhaeuser, but given the then-current projects Plum Creek was pursuing at the time, Plum Creek desired to defer further conversations with Weyerhaeuser.

On August 10, 2015, at the request of Mr. Simons, Mr. Holley and Mr. Simons spoke by telephone. Mr. Holley indicated that, while the Plum Creek board was generally supportive of further exploration of a potential transaction, Plum Creek was working on several projects and would not engage in further discussions until those projects were complete, which Plum Creek anticipated would be approximately mid-October, 2015.

On August 16, 2015, Mr. Simons called Mr. Holley to follow-up on their August 10, 2015 conversation and expressed concern about the slow pace of discussions with respect to a potential transaction. Mr. Holley indicated that Plum Creek had projects to complete and early October would be the earliest opportunity to engage in additional discussions regarding a potential transaction.

On August 19, 2015, Mr. Simons and Devin Stockfish, Weyerhaeuser’s General Counsel, met with Charles Williamson, Weyerhaeuser’s chairman of the board. Mr. Simons updated Mr. Williamson on his recent discussions with Mr. Holley regarding a potential transaction with Plum Creek. Mr. Simons noted that according to Mr. Holley, Plum Creek would not engage in further discussions until October at the earliest.

On September 15, 2015, Mr. Simons contacted Mr. Holley to request a meeting. Mr. Holley indicated that Plum Creek was ready to re-engage in further discussions regarding a potential transaction, and Mr. Simons and Mr. Holley agreed to meet on October 6, 2015.

On October 6, 2015, Mr. Holley and Mr. Simons met and discussed a potential transaction. Mr. Simons noted that Weyerhaeuser still thought of a potential combination as a merger and sought a response from Mr. Holley to the at-market combination proposal he made on May 26, 2015. Mr. Simons noted that based on the closing price as of October 5, 2015, an at-market exchange ratio would result in Plum Creek stockholders receiving 1.46 Weyerhaeuser common shares for each share of Plum Creek common stock. Mr. Holley suggested that a premium to the Plum Creek common stock would be necessary for Weyerhaeuser’s proposal to be considered. Mr. Simons noted that a 10% premium would correspond to an exchange ratio of 1.60 Weyerhaeuser shares per share of Plum Creek common stock, but that at a 10% premium, a potential transaction was likely only slightly accretive to Weyerhaeuser, and that any potential transaction would need to be cash flow accretive. Mr. Holley and Mr. Simons discussed synergies from a potential transaction. Mr. Simons confirmed that Weyerhaeuser’s proposal was for consideration entirely in the form of Weyerhaeuser common shares. Mr. Simons also indicated that at time of announcement Weyerhaeuser would announce a share repurchase in the range of $2 billion to $3 billion. Mr. Simons also indicated that the other terms of Weyerhaeuser’s proposal were the same as set forth in Weyerhaeuser’s May 26, 2015 letter.

On October 9, 2015, the Plum Creek board held a special meeting at which Plum Creek management and representatives of Skadden and Goldman Sachs were in attendance. At the meeting, Mr. Holley reported on his October 6, 2015 discussions with Weyerhaeuser. Representatives of Goldman Sachs provided an updated preliminary financial analysis of a potential transaction with Weyerhaeuser. After discussion, the Plum Creek board authorized Mr. Holley to solicit an improved proposal from Weyerhaeuser and to engage Weyerhaeuser to exchange preliminary due diligence information.

On October 10, 2015, Mr. Holley and Mr. Simons spoke by telephone, and Mr. Holley indicated that the Plum Creek board believed that an exchange ratio of 1.70 Weyerhaeuser common shares per share of Plum Creek common stock and a 20% premium was fair and likely still accretive on a cash flow basis, which Mr. Holley and the Plum Creek board agreed was important for the proposed combination. Mr. Holley indicated that Plum Creek might have flexibility with respect to its proposed exchange ratio of 1.70 Weyerhaeuser common shares per share of Plum Creek common stock, but at that valuation, Plum Creek was willing to initiate the exchange of due diligence materials. Mr. Simons indicated he would discuss Plum Creek’s counterproposal with the Weyerhaeuser board.

On October 14, 2015, the Weyerhaeuser board held a regular meeting. Members of Weyerhaeuser management and representatives from Morgan Stanley also attended the meeting. At this meeting, Mr. Simons summarized his recent discussions with Mr. Holley and discussed Plum Creek’s expectations regarding exchange premium and governance items. Mr. Simons also commented on Plum Creek’s recently announced joint venture. Members of the Weyerhaeuser board engaged in discussion and asked questions of Mr. Simons with respect to deal premium, the proposed board representation for the combined company and combined company management. Representatives of Morgan Stanley reviewed with the Weyerhaeuser board certain financial aspects of the potential transaction with Plum Creek, a share repurchase program contemplated by Weyerhaeuser in connection with a merger with Plum Creek and a proposed divestiture by Weyerhaeuser of Weyerhaeuser’s cellulose fibers business. Mr. Simons and other members of Weyerhaeuser management discussed the potential synergies that might result from a transaction with Plum Creek. Members of Weyerhaeuser management then reviewed with the Weyerhaeuser board proposed terms for a transaction with Plum Creek, including with respect to deal structure, exchange ratio, governance matters and the potential share repurchase. Members of Weyerhaeuser management also discussed several key areas of due diligence for the transaction. The members of the Weyerhaeuser board asked questions of Weyerhaeuser management, including with respect to due diligence items, proposed terms of the transaction and the rationale for a transaction with Plum Creek. After discussion, the Weyerhaeuser board approved continuing discussions with Plum Creek regarding a potential transaction on substantially the terms presented by Weyerhaeuser management.

On October 15, 2015, Mr. Simons called Mr. Holley and indicated that Weyerhaeuser’s offer remained at an exchange ratio of 1.60 Weyerhaeuser common shares per share of Plum Creek common stock and that Mr. Simons would formalize this proposal in a letter. Mr. Simons and Mr. Holley also discussed their respective board’s positions on the board composition of the combined company, including Plum Creek’s position that there should be five directors from the current Plum Creek board. Mr. Simons also indicated that Weyerhaeuser would likely announce a review of strategic alternatives for its cellulose fibers business at the time of announcing a transaction with Plum Creek.

Also on October 15, 2015, Mr. Simons delivered an updated letter proposal to Mr. Holley. Under this proposal, Plum Creek’s stockholders would receive 1.60 Weyerhaeuser common shares for each share of Plum Creek common stock. The proposal stated that: (1) the board of directors of the combined company would consist of 12 members (with four directors to come from the current Plum Creek board and eight directors to come from the current Weyerhaeuser board), (2) Mr. Holley would become the non-executive chairman of the board of directors of the combined company, (3) Mr. Simons would continue as the chief executive officer of the combined company and (4) the other senior executive positions would be determined based on the principle of “best person for the job.” The proposal noted that Weyerhaeuser would plan to announce a $2.5 billion share repurchase program concurrently with the announcement of the potential transaction.

Also on October 15, 2015, Mr. Simons updated Mr. Williamson about his discussions with Mr. Holley, including with respect to the board composition of the combined company.

On October 16, 2015, Mr. Holley called Mr. Simons and indicated that there was preliminary agreement on the 1.60 exchange ratio and that Plum Creek was ready to initiate the sharing of due diligence materials with Weyerhaeuser in connection with a potential merger transaction. Consistent with the discussion of board composition on October 15, 2015, Mr. Holley requested that the board of directors of the combined company consist of 13 members (with five directors to come from the current Plum Creek board and eight directors to come from the current Weyerhaeuser board). Mr. Simons indicated that this proposal on the board composition was acceptable. On October 16, 2015, Weyerhaeuser and Plum Creek exchanged due diligence request lists.

On October 16, 2015, Plum Creek contacted Merrill, Lynch Pierce, Fenner & Smith Incorporated (referred to as “BofA Merrill Lynch”) regarding the engagement of BofA Merrill Lynch as a financial advisor to Plum Creek in connection with a potential transaction with Weyerhaeuser.

From October 19, 2015 through November 6, 2015, Plum Creek and Weyerhaeuser, and their respective advisors, engaged in the exchange of non-public information in connection with the evaluation of a potential merger transaction between Plum Creek and Weyerhaeuser. In addition, members of Weyerhaeuser management, together with Weyerhaeuser’s legal and financial advisors, on the one hand, and Plum Creek management, together with Plum Creek’s legal and financial advisors, on the other hand conducted a series of diligence sessions, including business, financial and legal diligence sessions.

From October 20, 2015 through November 6, 2015, Mr. Simons met with certain members of the Plum Creek senior management. Mr. Simons, in consultation with Mr. Holley, worked to identify the senior management team of the combined company that ultimately would be announced in connection with the merger.

On October 20, 2015, Cravath, Swaine, & Moore LLP (referred to as “Cravath”), Weyerhaeuser’s outside legal counsel, delivered an initial draft of the merger agreement to Plum Creek and its representatives. The draft merger agreement provided for a $300 million mutual termination fee in certain circumstances, including in the event that either the Plum Creek or Weyerhaeuser board changed their recommendation in favor of the potential transaction. The draft merger agreement also included a provision requiring Plum Creek and Weyerhaeuser to hold a stockholder or shareholder meeting, respectively, even if their respective boards of directors had changed their recommendation to vote in favor of the potential transaction (referred to as a “‘force-the-vote’ provision”).

From October 20, 2015 through November 6, 2015, Plum Creek and Weyerhaeuser, and their respective legal advisors, negotiated the terms of the merger agreement.

On October 23, 2015, the Plum Creek board held a special meeting, which was attended by members of Plum Creek management as well as representatives of Skadden and Goldman Sachs. Goldman Sachs provided an updated preliminary financial analysis, and provided its analysis and view that it was unlikely that there would be competitive alternative purchasers of or merger partners for Plum Creek. The Plum Creek board discussed at length the risks and potential benefits of reaching out to alternative buyers. It was the consensus of the Plum Creek board to wait until the next board meeting on November 3, 2015 before making a decision as to whether the benefits of reaching out to other parties outweighed the risks.

On October 25, 2015, Skadden provided to Cravath a revised draft of the merger agreement.

On October 27, 2015, Cravath provided to Skadden a revised draft of the merger agreement.

On October 30, 2015, Cravath and Skadden held telephone calls to negotiate the terms of the definitive merger agreement and related transaction issues.

On November 2, 2015, Mr. Simons met with Mr. Morgan to discuss the proposed merger. Mr. Williamson also met with Mr. Holley on November 2, 2015 to discuss the proposed merger and related governance matters.

Also on November 2, 2015, Plum Creek’s Compensation Committee (referred to as the “Plum Creek Compensation Committee”) held a meeting. At this meeting, the Plum Creek Compensation Committee unanimously recommended that the Plum Creek board resolve to modify certain of Plum Creek’s compensation arrangements in light of the proposed transaction with Weyerhaeuser.

On November 3, 2015, the Plum Creek board held a regular meeting. Members of Plum Creek management and representatives from Skadden, Goldman Sachs, and BofA Merrill Lynch were in attendance. At this meeting, the Plum Creek board reviewed disclosures provided by each of Goldman Sachs and BofA Merrill Lynch regarding the extent of certain relationships with Weyerhaeuser. Goldman Sachs and BofA Merrill Lynch each disclosed that, during the preceding two-year period, their respective Investment Banking Divisions had not provided any financial advisory or underwriting services to Weyerhaeuser or its affiliates for which it had received compensation. BofA Merrill Lynch also disclosed that, during the preceding two-year period, BofA Merrill Lynch and its affiliates had provided corporate banking services to Weyerhaeuser for which it had received compensation and that certain Plum Creek deal team members met with Weyerhaeuser in the Spring of 2015 to discuss, among other things, a potential combination transaction with Plum Creek. The Plum Creek board considered the disclosures in detail and in light of the disclosures whether to retain additional or alternative financial advisors. It was the consensus of the Plum Creek board that although BofA Merrill Lynch’s past contacts with Weyerhaeuser may raise the appearance of a potential conflict of interest, on balance the benefit of the expertise provided by BofA Merrill Lynch outweighed the potential conflicts and that any potential conflicts could be appropriately managed. In reaching this conclusion, the Plum Creek board considered, among other items, Plum Creek’s engagement of Goldman Sachs as a separate independent financial advisor, the fact that no M&A advisory fees were payable by Weyerhaeuser to BofA Merrill Lynch in connection with a potential transaction, and the size and scope of BofA Merrill Lynch’s dealings with Weyerhaeuser. The Plum Creek board then approved Plum Creek’s engagements of Goldman Sachs and BofA Merrill Lynch, which engagements had been entered into subject to the approval of the Plum Creek board.

At the same November 3, 2015 meeting, the Plum Creek board received an update and advice from Plum Creek management, Goldman Sachs, BofA Merrill Lynch and Skadden regarding the status of discussions with Weyerhaeuser. Representatives of Goldman Sachs noted that the likelihood of Plum Creek receiving a superior proposal from a third party was low. Representatives of Goldman Sachs presented an updated financial analysis of a potential transaction with Weyerhaeuser. Representatives of BofA Merrill Lynch also discussed their view of a potential transaction with Weyerhaeuser.

At the same November 3, 2015 meeting, the Plum Creek board considered whether to engage with any other potential buyers. It was the consensus of the Plum Creek board that it was highly unlikely that any other credible buyer would be capable of delivering value comparable to that offered by Weyerhaeuser, and that any outreach could jeopardize the proposed transaction with Weyerhaeuser.

At the same November 3, 2015 meeting, the Plum Creek board directed its advisors to propose to Weyerhaeuser lowering the mutual termination fee in the draft merger agreement from $300 million to $250 million, in exchange for accepting Weyerhaeuser’s proposed mutual “force-the-vote” provision.

Also on November 3, 2015, Skadden provided to Cravath a revised draft of the merger agreement. Consistent with the direction of the Plum Creek board, this draft proposed that the mutual termination fee in the draft merger agreement be lowered from $300 million to $250 million in exchange for Plum Creek’s acceptance of the mutual “force-the-vote” provision, which proposal was subsequently accepted by Weyerhaeuser.

Also on November 3, 2015, Mr. Holley and Mr. Simons met. They discussed outstanding items on the merger agreement, timing issues, management issues and governance matters. Mr. Simons raised the issue of exchange ratio premium with Mr. Holley. Mr. Simons noted that while the exchange ratio premium based on the 30-trading-day volume weighted average price ratio was generally in line with the previously discussed 10% premium, the spot exchange ratio premium had increased due to the appreciation in Weyerhaeuser’s share price following favorable coverage in a recently published article about Weyerhaeuser in a financial magazine. Mr. Holley conveyed his view that the 1.60 exchange ratio had been negotiated and he did not believe that Plum Creek would accept any downward adjustment to the exchange ratio premium.

On November 4, 2015, Cravath and Skadden held telephone calls to negotiate the terms of the definitive merger agreement and related transaction issues.

Also on November 4, 2015, Mr. Holley called Mr. Simons to reiterate that Plum Creek absolutely would not accept any downward adjustment to the exchange ratio premium.

From November 4 through November 6, 2015, Cravath and Skadden exchanged comments to the definitive merger agreement on a daily basis.

On November 6, 2015, the Weyerhaeuser board held a special meeting. Members of Weyerhaeuser management and representatives of Morgan Stanley, Cravath and Covington & Burling LLP, Weyerhaeuser’s tax counsel, were also in attendance at the meeting. Members of the Weyerhaeuser board had been provided with a set of meeting materials, including a summary of the terms and conditions of the merger agreement prepared by Cravath and certain financial analyses prepared by Morgan Stanley. A representative of Cravath provided an overview of the fiduciary duties applicable to the Weyerhaeuser board, as well as an overview of the current state of the merger agreement and various deal terms. Representatives of Morgan Stanley reviewed disclosures previously provided to the Weyerhaeuser board, including information regarding Morgan Stanley’s prior investment banking relationship with Weyerhaeuser and that Morgan Stanley had not been engaged on any financial advisory or financing services for Plum Creek during the preceding two-year period. Representatives of Morgan Stanley also reviewed certain financial aspects of the merger. Also at the meeting, representatives of Morgan Stanley rendered an oral opinion to the Weyerhaeuser board, subsequently confirmed by delivery of a written opinion, as more fully described in the section entitled “—Opinion of Weyerhaeuser’s Financial Advisor” beginning on page 69, that, as of November 6, 2015, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations set forth in its written opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to Weyerhaeuser. Following a discussion of the foregoing matters by members of the Weyerhaeuser board, including Weyerhaeuser’s other strategic alternatives and prospects as a standalone company, the Weyerhaeuser board unanimously (1) approved and adopted the merger agreement, (2) approved the merger upon the terms and subject to the conditions set forth in the merger agreement and (3) approved the issuance by Weyerhaeuser of 1.60 Weyerhaeuser common shares per share of Plum Creek common stock pursuant to and in accordance with the terms and conditions of the merger agreement. At this meeting, the Weyerhaeuser board also authorized the $2.5 billion share repurchase program described in the section entitled “—Dividends and Share Repurchases” beginning on page 115 and the exploration of strategic alternatives for Weyerhaeuser’s cellulose fibers business.

On November 6, 2015, the Plum Creek board held a special meeting. Members of Plum Creek management and representatives from Skadden, Goldman Sachs and BofA Merrill Lynch were in attendance. At this meeting, representatives of Goldman Sachs reviewed with the Plum Creek board its financial analysis of the merger consideration and rendered an oral opinion, confirmed by delivery of a written opinion dated November 6, 2015, as more fully described in the section entitled “—Opinion of Plum Creek’s Financial Advisor” beginning on page 84, to the effect that, as of that date and based on and subject to assumptions made, matters considered and limitations as set forth therein, the exchange ratio of 1.60 Weyerhaeuser common shares per share of Plum Creek common stock pursuant to the merger agreement is fair from a financial point of view to the Plum Creek stockholders (other than Weyerhaeuser and its affiliates). After discussion, the Plum Creek board, having determined that the terms of the merger agreement and the transactions contemplated thereby were advisable and in the best interests of Plum Creek and its stockholders, unanimously approved and declared the merger agreement and the transactions contemplated thereby advisable, fair to, and in the best interests of Plum Creek and its stockholders.

At the same meeting, the Plum Creek board resolved to modify certain of Plum Creek’s compensation arrangements in light of the proposed transaction with Weyerhaeuser. These modifications are discussed in Plum Creek’s Current Report on Form 8-K filed with the SEC on November 9, 2015 and described in the section entitled “—Financial Interests of Plum Creek Directors and Officers in the Merger” beginning on page 92.

Following the November 6, 2015 meeting of the Plum Creek board, Plum Creek and Weyerhaeuser executed and delivered the merger agreement on the evening of November 6, 2015. Plum Creek and Weyerhaeuser issued a joint press release announcing the execution of the merger agreement on Sunday, November 8, 2015.

Weyerhaeuser’s Reasons for the Merger; Recommendation of the Weyerhaeuser Board

At its meeting on November 6, 2015, the Weyerhaeuser board unanimously (1) approved and adopted the merger agreement, (2) approved the merger upon the terms and subject to the conditions set forth in the merger agreement and (3) approved the issuance by Weyerhaeuser of 1.60 Weyerhaeuser common shares per share of Plum Creek common stock pursuant to and in accordance with the terms and conditions of the merger agreement. Accordingly, the Weyerhaeuser board unanimously recommends that the Weyerhaeuser shareholders vote “FOR” each of the share issuance proposal and the Weyerhaeuser adjournment proposal.

In evaluating the merger agreement and the issuance of Weyerhaeuser common shares to Plum Creek stockholders, the Weyerhaeuser board consulted with, and received the advice of, Weyerhaeuser’s management and its legal and financial advisors. In reaching its decision, the Weyerhaeuser board considered a number of factors, including the following factors that the Weyerhaeuser board viewed as generally supporting its decision to approve and adopt the merger agreement and recommend that Weyerhaeuser shareholders vote “FOR” the share issuance proposal and the Weyerhaeuser adjournment proposal.

Strategic Considerations. The Weyerhaeuser board believes that the merger will provide a number of significant strategic benefits for Weyerhaeuser shareholders, including the following:

•	the merger will create the world’s premier timber, land and forest products company and will create a combined company with more than 13 million acres of diverse and productive timberland;

•	the combined company will have greater potential to create value for shareholders than Weyerhaeuser would otherwise have on a standalone basis, with a significant increase in scale and potential to achieve meaningful synergies through, among other factors, the consolidation of corporate overhead and duplicate functions;

•	the potential benefits of having a portfolio of businesses more heavily weighted to timberlands, which tends to be less volatile than other businesses within Weyerhaeuser’s current portfolio;

•	the combined company will be uniquely positioned to capitalize on the continued recovery in the U.S. housing market;

•	the combined company will be positioned to further leverage the highest and best use potential across the combined company’s land portfolio;

•	the combined company is expected to benefit from the adoption of best practices and capabilities from each company;

•	the opportunity to combine two strong senior management teams by adopting best-in-class talent from each company’s existing management teams, resulting in a senior management team with complementary skill sets and capabilities and an in-depth knowledge of both Weyerhaeuser and its business and Plum Creek and its business;

•	the benefits of the combined company’s continued commitment to disciplined capital allocation and an investment grade balance sheet; and

•	the merger is expected to deliver accretion to Weyerhaeuser’s funds available for distribution per share in the first full year following the closing of the merger, assuming full synergies of $100 million achieved within one year of closing of the merger and completion of a $2.5 billion share repurchase, which will create additional value for Weyerhaeuser’s shareholders.

Other Factors Considered by the Weyerhaeuser Board. In addition to considering the strategic factors described above, the Weyerhaeuser board considered the following additional factors, all of which it viewed as supporting its decision:

•	its knowledge of Weyerhaeuser’s business, operations, financial condition, earnings and prospects and its knowledge of Plum Creek’s business, operations, financial condition, earnings and prospects, taking into account the results of Weyerhaeuser’s due diligence review of Plum Creek;

•	the results of the due diligence review of Plum Creek and its business conducted by Weyerhaeuser and its advisors;

•	the fact that eight members of the 13-member combined company board will be members of the existing Weyerhaeuser board and that Mr. Simons will be chief executive officer of the combined company and Mr. Holley will be non-executive chairman of the combined company board;

•	the current and prospective business climate in the industry in which Weyerhaeuser and Plum Creek operate, including the alternatives reasonably available to Weyerhaeuser if it did not pursue the merger;

•	the projected financial results of Weyerhaeuser and Plum Creek as standalone companies and the fit of the transaction with Weyerhaeuser’s strategic goals;

•	the historical trading prices of Weyerhaeuser common shares and Plum Creek common stock;

•	the oral opinion of Morgan Stanley rendered to the Weyerhaeuser board on November 6, 2015, which was subsequently confirmed by the delivery of a written opinion that, as of November 6, 2015, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations set forth in its written opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to Weyerhaeuser, as more fully described in the section entitled “—Opinion of Weyerhaeuser’s Financial Advisor” beginning on page 69;

•	the historical share prices of Weyerhaeuser and Plum Creek, including the fact that the implied value of the exchange ratio of 1.60 Weyerhaeuser common shares per share of Plum Creek common stock represents an implied premium of 13.8% to the 30-trading-day volume weighted average price ratio of shares of Plum Creek common stock to Weyerhaeuser common shares;

•	the terms and conditions of the merger agreement, including the strong commitments by both Weyerhaeuser and Plum Creek to complete the merger;

•	the fact that the merger agreement provides for a fixed exchange ratio and that no adjustment will be made in the merger consideration to be received by Plum Creek stockholders in the merger as a result of possible increases or decreases in the trading price of Weyerhaeuser’s common stock following the announcement of the merger;

•	the fact that existing Weyerhaeuser shareholders are expected to hold approximately 65% of the combined company immediately after completion of the merger and will have the opportunity to participate in the future performance of the combined company;

•	the fact that the cultural and operational philosophy of Weyerhaeuser and Plum Creek are compatible in that both companies share similar values rooted in safety, integrity, and sustainability and delivering value to shareholders;

•	the fact that the merger agreement expressly permits Weyerhaeuser to explore strategic alternatives for its cellulose fibers business;

•	the planned repurchase of Weyerhaeuser common shares as a means to make the merger more cash flow accretive to the shareholders of the combined company; and

•	the anticipated customer, supplier and stakeholder reaction to the merger.

The Weyerhaeuser board weighed these benefits and supporting factors against a number of other factors identified in its deliberations weighing negatively against the merger, including:

•	the challenges inherent in the combination of two businesses of the size and scope of Weyerhaeuser and Plum Creek and the size of the companies relative to each other, including the risk that integration costs may be greater than anticipated and the possible diversion of management attention for an extended period of time;

•	the challenges of developing and executing a successful strategy and business plan for the combined company;

•	the difficulties of combining the businesses and workforces of Weyerhaeuser and Plum Creek;

•	the potential that the fixed exchange ratio under the merger agreement could result in Weyerhaeuser delivering greater value to the Plum Creek stockholders than had been anticipated by Weyerhaeuser should the value of Weyerhaeuser common shares increase after the execution of the merger agreement;

•	Plum Creek’s right, subject to certain conditions, to respond to and negotiate with respect to certain alternative takeover proposals made prior to the time Plum Creek stockholders adopt the merger agreement;

•	the fact that certain provisions of the merger agreement, although reciprocal, may have the effect of discouraging alternative takeover proposals involving Weyerhaeuser;

•	the restrictions in the merger agreement on the conduct of Weyerhaeuser’s and Plum Creek’s business during the period between execution of the merger agreement and completion of the merger;

•	the risk that Weyerhaeuser shareholders or Plum Creek stockholders may object to and challenge the merger and take actions that may prevent or delay the completion of the merger, including to vote down the applicable proposals at the Weyerhaeuser or Plum Creek special meeting;

•	the risk that the pendency of the merger for an extended period of time following the announcement of the merger could have an adverse impact on Weyerhaeuser or the combined company;

•	the potential for diversion of management and employee attention during the period prior to completion of the merger, and the potential negative effects on Weyerhaeuser’s and the combined company’s businesses;

•	the risk that, despite the efforts of Weyerhaeuser and Plum Creek prior to completion of the merger, the combined company may lose key personnel;

•	the risk of not capturing all the anticipated cost savings and synergies between Weyerhaeuser and Plum Creek and the risk that other anticipated benefits might not be realized;

•	the possibility that the combined company might not achieve its projected financial results;

•	the risk that credit rating agencies might downgrade Weyerhaeuser’s ratings or might place Weyerhaeuser’s credit ratings under review for downgrade as a result of the merger or the announcement of the merger or the planned share repurchase;

•	the risk that changes in the regulatory landscape may adversely affect the business benefits anticipated to result from the merger; and

•	the risks of the type and nature described in the section entitled “Risk Factors” beginning on page 31 and the matters described in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 29.

The Weyerhaeuser board considered all of these factors as a whole, and, on balance, concluded that they supported a determination to (1) approve and adopt the merger agreement, (2) approve the merger upon the terms and subject to the conditions set forth in the merger agreement and (3) approve the issuance by Weyerhaeuser of 1.60 Weyerhaeuser common shares per share of Plum Creek common stock pursuant to and in accordance with the terms and conditions of the merger agreement. The foregoing discussion of the factors considered by the Weyerhaeuser board is not intended to be exhaustive, but rather includes the principal factors considered by the Weyerhaeuser board. In light of the number and wide variety of factors considered in connection with its evaluation of the merger and the complexity of these factors, the Weyerhaeuser board did not find it useful to, and did not attempt to, quantify, rank or otherwise assign any relative or specific weights to the various factors that it considered in reaching its decision. In considering these factors, individual members of the Weyerhaeuser board may have given differing weights to different factors. The Weyerhaeuser board conducted an overall review of the factors described above, including thorough discussions with Weyerhaeuser’s management and legal and financial advisors.

In considering the recommendation of the Weyerhaeuser board to approve the share issuance proposal, Weyerhaeuser shareholders should be aware that Weyerhaeuser’s directors may have interests in the merger that are different from, or in addition to, those of Weyerhaeuser shareholders generally. For additional information, see the section entitled “—Financial Interests of Weyerhaeuser Directors and Officers in the Merger” beginning on page 91.

The factors contained in this explanation of the reasoning of the Weyerhaeuser board and certain information presented in this section are forward-looking in nature. Therefore, the information should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 29.

Plum Creek’s Reasons for the Merger; Recommendation of the Plum Creek Board

The Plum Creek board has determined that the merger agreement and the transactions contemplated by the merger agreement are advisable, fair to and in the best interests of Plum Creek and its stockholders. Accordingly, by a vote at a meeting held on November 6, 2015, the Plum Creek board unanimously determined that the merger agreement and the transactions contemplated by the merger agreement were advisable, fair to and in the best interests of Plum Creek and its stockholders and approved the merger agreement and the transactions contemplated by the merger agreement, including the merger.

Accordingly, the Plum Creek board unanimously recommends that Plum Creek stockholders vote “FOR” each of the merger proposal, the Plum Creek adjournment proposal and the compensation proposal at the Plum Creek special meeting.

As described in the section entitled “—Background of the Merger” beginning on page 53, the Plum Creek board consulted with Plum Creek’s management and Plum Creek’s legal and financial advisors and, in reaching its determination and recommendation, the Plum Creek board considered a number of factors.

Many of the factors considered favored the conclusion of the Plum Creek board that the merger agreement and the transactions contemplated by the merger agreement are advisable, fair to and in the best interests of Plum Creek and its stockholders, including the following (which are not in any relative order of importance):

•	the growing challenges faced by the timber and timberland management industry, including exposure to macroeconomic trends and increased regulation and the fact that the industry is highly competitive, cyclical and experiences wide fluctuations in product supply and demand;

•	the expectation that the combination of Plum Creek’s and Weyerhaeuser’s businesses will result in greater long-term stockholder value than the potential for funds available for distribution per share accretion that might result from other alternatives available to Plum Creek, including seeking an alternative transaction with another third party or remaining an independent public company, in each case considering the potential for Plum Creek stockholders to share in any future earnings growth of Plum Creek’s businesses and continued costs;

•	Plum Creek’s estimate that, in connection with the merger, the combined company would achieve full run-rate synergies of $100 million within one year of completion of the merger;

•	Weyerhaeuser’s commitment to announce, concurrently with the entry into the merger agreement:

•	forecasted annual cost savings of $100 million;

•	a $2.5 billion share repurchase program;

•	the review of strategic alternatives for its cellulose fibers business;

•	anticipated accretion to per-share funds available for distribution in the first full year following the completion of the merger; and

•	that Weyerhaeuser expects to maintain its current annual dividend of $1.24 per common share, representing a 13% dividend increase to the dividend currently received by Plum Creek’s stockholders;

•	the combined company’s ability to execute large acquisition opportunities;

•	the opportunity to combine expertise, including the skills of experienced managers in the timber industry, to better meet the needs of the customers of both Plum Creek and Weyerhaeuser;

•	the expectation that the combined company will deliver long-term operating improvement, with greater potential for earnings expansion;

•	the increased financial strength of the combined company and the resulting ability to invest in current businesses and future growth opportunities;

•	the fact that the consideration to be received by Plum Creek stockholders is shares in Weyerhaeuser, providing Plum Creek stockholders with a substantial ownership interest in Weyerhaeuser following the completion of the merger and an opportunity to participate in the potential for funds available for distribution per share accretion and potential cost synergies created by the merger;

•	because the merger consideration consists of Weyerhaeuser common shares and the exchange ratio is fixed, Plum Creek stockholders will benefit from any increase in the trading price of Weyerhaeuser common shares between the announcement of the merger and the closing of the merger and any increases following the closing of the merger;

•	the fact that the consideration proposed by Weyerhaeuser reflected extensive negotiations between the parties and their respective advisors, and the belief of the Plum Creek board that the agreed merger consideration represented Weyerhaeuser’s best proposal;

•	the historical share prices of Plum Creek and Weyerhaeuser, including the fact that the implied value of the exchange ratio of 1.60 Weyerhaeuser common shares per share of Plum Creek common stock represents:

•	an implied premium of 13.8% to the 30-trading-day volume weighted average price ratio of shares of Plum Creek common stock to Weyerhaeuser common shares;

•	an approximate premium of 21% based on the closing price per share of Plum Creek common stock of $41.07 on November 5, 2015; and

•	an approximate premium of 21% based on the volume-weighted average closing price per share of Plum Creek common stock of $40.96 over the 30-day period ending November 5, 2015;

•	the Plum Creek board’s familiarity with, and understanding of, Plum Creek’s business, assets, financial condition, results of operations, current business strategy and prospects;

•	information and discussions with Plum Creek’s management and advisors regarding Weyerhaeuser’s business, assets, financial condition, results of operations, current business strategy and prospects, including the projected long-term financial results of Weyerhaeuser;

•	the opinion of Goldman Sachs rendered to the Plum Creek board on November 6, 2015, to the effect that, as of that date and based on and subject to assumptions made, matters considered limitations as set forth therein, the 1.60 exchange ratio pursuant to the merger agreement is fair from a financial point of view to the Plum Creek stockholders, as more fully described in the section entitled “—Opinion of Plum Creek’s Financial Advisor” beginning on page 84;

•	the governance terms in the merger agreement, which provide that:

•	the board of the combined company will consist of five directors from the current Plum Creek board, including Rick Holley, Plum Creek’s chief executive officer;

•	Rick Holley, Plum Creek’s chief executive officer, will be the non-executive chairman of the combined company for an initial 3-year term; and

•	Thomas Lindquist, Russell Hagen and Timothy Punke will serve as executive officers of the combined company as executive vice president, Real Estate, Energy & Natural Resources; senior vice president, chief financial officer; and senior vice president, Corporate Affairs, respectively;

•	the nature of the closing conditions included in the merger agreement, as well as the likelihood of satisfaction of all of the conditions to the completion of the proposed merger;

•	the obligation of Weyerhaeuser to use reasonable best efforts to obtain any required antitrust approval;

•	Plum Creek’s right to engage in negotiations with, and provide information to, a third party that makes an unsolicited proposal relating to an alternative transaction, if the Plum Creek board determines in good faith after consultation with its financial advisors and outside legal counsel that such proposal constitutes, or would reasonably be expected to lead to, a “superior proposal” (as more fully described in the section entitled “—The Merger Agreement—No Solicitation of Alternative Proposals” beginning on page 129);

•	the right of the Plum Creek board to change its recommendation in favor of the approval of the merger agreement if it has determined, in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with its directors’ fiduciary duties, subject to certain conditions (including providing notice to Weyerhaeuser and taking into account any modifications to the terms of the merger that are proposed by Weyerhaeuser);

•	the right of Plum Creek to seek to specifically enforce Weyerhaeuser’s obligations under the merger agreement in certain instances (as more fully described in the section entitled “—The Merger Agreement—Specific Enforcement” beginning on page 138);

•	the customary nature of the other representations, warranties and covenants of Plum Creek in the merger agreement;

•	the structure of the transaction and the terms of the merger agreement, including the fact that the merger is intended to qualify as a “reorganization” within the meaning of the Code, and is therefore, not expected to be taxable to the Plum Creek stockholders with respect to the Weyerhaeuser common shares received in the merger; and

•	the requirement that Plum Creek or Weyerhaeuser pay a termination fee or expense reimbursement to the other party under certain circumstances specified in the merger agreement (as more fully described in the section entitled “—The Merger Agreement—Expenses and Termination Fees” beginning on page 136).

In the course of its deliberations, the Plum Creek board also considered a variety of risks and other potentially negative factors, including the following (which are not in any relative order of importance):

•	the possibility that the merger may not be completed or that completion may be unduly delayed for reasons beyond the control of Plum Creek or Weyerhaeuser;

•	the fact that the exchange ratio is fixed, indicating that Plum Creek stockholders could be adversely affected by a decrease in the trading price of Weyerhaeuser common shares during the pendency of the proposed merger and the fact that the merger agreement does not provide Plum Creek with a price-based termination right or other similar protection in favor of Plum Creek or its stockholders;

•	the potential for diversion of management and employee attention and for increased employee attrition during the period prior to completion of the proposed merger, and the potential effect of the proposed merger on Plum Creek’s business and relations with customers, suppliers and strategic alliance and joint venture partners;

•	the restrictions on the conduct of Plum Creek’s business prior to completion of the proposed merger, requiring Plum Creek to conduct its business only in the ordinary course of business in all material respects, subject to specific limitations, which could delay or prevent Plum Creek from undertaking business opportunities that may arise pending completion of the merger and could negatively impact Plum Creek’s ability to attract and retain employees and decisions of customers, suppliers and strategic alliance and joint venture partners;

•	the difficulty inherent in integrating the businesses, assets and workforces of two large companies and the risk that anticipated strategic and other benefits to Plum Creek and Weyerhaeuser following completion of the proposed merger, including the forecasted cost synergies described above, will not be realized or will take longer to realize than expected;

•	the transaction costs to be incurred in connection with the proposed merger, regardless of whether the proposed merger is completed;

•	the possibility that, although Weyerhaeuser’s forecast for Weyerhaeuser’s Adjusted EBITDA for 2016 was $1,716 million, Plum Creek management, after discussions with Weyerhaeuser management and due diligence review, considered that Weyerhaeuser’s Adjusted EBITDA for 2016 may be $1,616 million, and Plum Creek management directed Goldman Sachs to use the lower Adjusted EBITDA number for the purposes of Goldman Sachs’ analysis;

•	the fact that the merger agreement includes restrictions on the ability of Plum Creek to solicit proposals for alternative transactions or engage in discussions regarding such proposals, subject to exceptions and termination provisions, which in some cases requires payment of a termination fee by Plum Creek (as more fully described in the section entitled “—The Merger Agreement—No Solicitation of Alternative Proposals” beginning on page 129), which could have the effect of discouraging such proposals from being made or pursued;

•	Weyerhaeuser’s right to engage in negotiations with, and provide information to, a third party that makes an unsolicited proposal relating to an alternative transaction, if the Weyerhaeuser board determines in good faith after consultation with its financial advisors and outside legal counsel that such proposal constitutes, or would reasonably be expected to lead to, a “superior proposal” (as more fully described in the section entitled “—The Merger Agreement—No Solicitation of Alternative Proposals” beginning on page 129);

•	the fact that if the merger is not completed, Plum Creek will have expended significant human and financial resources on a failed transaction, and may also be required to pay a termination fee under various circumstances (as more fully described in the section entitled “—The Merger Agreement—Expenses and Termination Fees” beginning on page 136);

•	the absence of appraisal rights for Plum Creek stockholders under Delaware law; and

•	various other risks associated with the merger and the business of Plum Creek and the combined company described in the section entitled “Risk Factors” beginning on page 31 and in the section entitled “Cautionary Statements Regarding Forward-Looking Statements” beginning on page 29, respectively.

The Plum Creek board considered all of these factors as a whole, and, on balance, concluded that they supported a determination to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger. The foregoing discussion of the factors considered by the Plum Creek board is not intended to be exhaustive, but rather includes the principal factors considered by the Plum Creek board. In light of the number and wide variety of factors considered in connection with its evaluation of the merger and the complexity of these factors, the Plum Creek board did not find it useful to, and did not attempt to, quantify, rank or otherwise assign any relative or specific weights to the various factors that it considered in reaching its decision. In considering these factors, individual members of the Plum Creek board may have given differing weights to different factors. The Plum Creek board conducted an overall review of the factors described above, including thorough discussions with Plum Creek’s management and legal and financial advisors.

In considering the recommendation of the Plum Creek board to approve the merger proposal, Plum Creek stockholders should be aware that Plum Creek’s directors may have interests in the merger that are different from, or in addition to, those of Plum Creek stockholders generally. For additional information, see the section entitled “—Financial Interests of Plum Creek Directors and Officers in the Merger” beginning on page 92.

The factors contained in this explanation of the reasoning of the Plum Creek board and certain information presented in this section are forward-looking in nature. Therefore, the information should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 29.

Opinion of Weyerhaeuser’s Financial Advisor

Weyerhaeuser retained Morgan Stanley to provide it with financial advisory services in connection with the proposed merger. Weyerhaeuser selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation, and its knowledge of the business and affairs of Weyerhaeuser. As part of this engagement, the Weyerhaeuser board requested that Morgan Stanley evaluate the fairness, from a financial point of view, to Weyerhaeuser of the exchange ratio pursuant to the merger agreement. On November 6, 2015, at a meeting of the Weyerhaeuser board, Morgan Stanley rendered its oral opinion, subsequently confirmed by delivery of a written opinion, that, as of November 6, 2015, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations as set forth in its written opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to Weyerhaeuser.

The full text of the written opinion of Morgan Stanley, dated November 6, 2015, is attached to this proxy statement/prospectus as Annex B and is incorporated herein by reference. The summary of the opinion of Morgan Stanley in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion and Weyerhaeuser shareholders should read the opinion in its entirety for a discussion of the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley in rendering its opinion. Morgan Stanley’s opinion was directed to, and for the information of, the Weyerhaeuser board, in its capacity as such, and addressed only the fairness from a financial point of view to Weyerhaeuser of the exchange ratio pursuant to the merger agreement as of the date of such opinion. Morgan Stanley’s opinion did not address any other aspects or implications of the merger or other transactions contemplated by the merger agreement. The opinion did not in any manner address the prices at which Weyerhaeuser common shares or shares of Plum Creek common stock would trade following completion of the merger or at any time. Morgan Stanley’s opinion was not intended to, and does not, constitute advice or a recommendation as to how any holder of Weyerhaeuser common shares or Plum Creek common stock should vote at the special meetings to be held in connection with the merger, or as to any other action that a Weyerhaeuser shareholder or a Plum Creek stockholder should take relating to the merger or any other matter.

For purposes of its opinion, Morgan Stanley, among other things:

1)	Reviewed certain publicly available financial statements and other business and financial information of Plum Creek and Weyerhaeuser, respectively;

2)	Reviewed certain internal financial statements and other financial and operating data concerning, and the financial performance of, Plum Creek and Weyerhaeuser, respectively;

3)	Reviewed certain financial projections prepared by the management of Plum Creek;

4)	Reviewed certain financial projections prepared by the management of Weyerhaeuser;

5)	Reviewed information relating to certain strategic, financial and operational benefits anticipated from the merger, prepared by the management of Weyerhaeuser;

6)	Discussed the past and current operations and financial condition and the prospects of Plum Creek with senior executives of Plum Creek;

7)	Discussed the past and current operations and financial condition and the prospects of Weyerhaeuser, including information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of Weyerhaeuser;

8)	Reviewed the pro forma impact of the merger on Weyerhaeuser’s funds available for distribution per share, consolidated capitalization and certain other financial ratios;

9)	Reviewed and compared the reported prices and trading activity for Plum Creek common stock and Weyerhaeuser common shares;

10)	Participated in certain discussions among representatives of Weyerhaeuser and Plum Creek and their financial and legal advisors;

11)	Compared the financial performance of certain segments of Plum Creek and Weyerhaeuser, respectively, with certain publicly-traded companies that it deemed comparable to such business segments of Plum Creek and Weyerhaeuser, and reviewed the prices and trading activity of these publicly-traded companies;

12)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

13)	Reviewed a draft of the merger agreement dated November 6, 2015; and

14)	Performed such other analyses, reviewed such other information and considered such other factors as it deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to it by Plum Creek and Weyerhaeuser, and formed a substantial basis for its opinion. With respect to the projections of Weyerhaeuser and Plum Creek referred to above, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of Plum Creek and Weyerhaeuser of the future financial performance of Plum Creek and Weyerhaeuser. With respect to the information related to certain strategic, financial and operational benefits anticipated from the merger, Morgan Stanley assumed that such information was reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Weyerhaeuser. Morgan Stanley was advised by Weyerhaeuser, and assumed, with Weyerhaeuser’s consent, that the projections of Weyerhaeuser and Plum Creek referred to above, and the strategic, financial and operational benefits anticipated from the merger by the management of Weyerhaeuser, were reasonable bases upon which to evaluate the financial prospects of Plum Creek and Weyerhaeuser. Morgan Stanley relied upon, without independent verification, the assessment by the management of Weyerhaeuser of: (1) the strategic, financial and other benefits expected to result from the merger and (2) the timing and risks associated with the integration of Plum Creek and Weyerhaeuser. In addition, Morgan Stanley assumed that the merger will be completed in accordance with the terms set forth in the merger agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the merger will be treated as a tax-free reorganization, pursuant to the Code. Morgan Stanley assumed that the final merger agreement would not differ in any material respect from the draft merger agreement reviewed by it. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed merger.

Morgan Stanley assumed that each of Plum Creek and Weyerhaeuser has operated in conformity with the requirements for qualification as a REIT for U.S. federal income tax purposes since its formation as a REIT and Morgan Stanley assumed that the merger will not adversely affect such status or operations of Plum Creek or Weyerhaeuser.

Morgan Stanley’s opinion did not address the relative merits of the merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. In its opinion, Morgan Stanley noted that it is not a legal, tax or regulatory advisor. In its opinion, Morgan Stanley noted that it is a financial advisor only and it relied upon, without independent verification, the assessment of Weyerhaeuser and Plum Creek and their legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of Plum Creek’s officers, directors or employees, or any class of such persons, relative to the consideration to be paid to the holders of shares of Plum Creek common stock in the transaction. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Plum Creek or Weyerhaeuser, nor was it furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, November 6, 2015. Events occurring after November 6, 2015 may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion, dated November 6, 2015. Some of these summaries include information in tabular format. In order to understand fully the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Certain dollar amounts set forth in this summary have been rounded while exchange ratios set forth herein may be based on unrounded numbers. Because of rounding, certain aggregate amounts may not sum to its components. The analyses listed in the tables and described below must be considered as a whole; considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion.

For purposes of the financial analyses summarized below, the term “implied price per share” refers to the implied equity value per share for Plum Creek common stock of $49.47 based on the exchange ratio pursuant to the merger agreement and Weyerhaeuser’s closing stock price of $30.92 on November 4, 2015, which was the last trading day prior to finalization of Morgan Stanley’s financial analyses. For your informational purposes, and although not part of the analyses performed by Morgan Stanley for purposes of its opinion, based on Weyerhaeuser’s closing stock price of $30.40 on November 6, 2015, which was the last trading day prior to the public announcement of the merger, and based on the exchange ratio pursuant to the merger agreement, the implied equity value per share for Plum Creek common stock was $48.64 as of such date.

For purposes of this section entitled “—Opinion of Weyerhaeuser’s Financial Advisor”, Morgan Stanley utilized in its analysis funds available for distribution, or FAD, (1) for Weyerhaeuser management forecasts as set forth in the line item entitled “Funds available for distribution for common dividends” in the section entitled “—Certain Weyerhaeuser Forecasts” beginning on page 115, and (2) for Plum Creek management forecasts as set forth in the line item entitled “Funds available for distribution” in the section entitled “—Certain Plum Creek Forecasts” beginning on page 117 and, in the case of Plum Creek, deducted changes in working capital. In addition, at the direction of Weyerhaeuser, Morgan Stanley reduced the forecasted amounts of Plum Creek’s FAD by FAD attributable to operations that Plum Creek had previously announced would be sold to a joint venture to which Plum Creek is a party and increased FAD by the common returns and management fees attributable to such joint venture operations (all as forecasted by the management of Plum Creek). The net adjustments to FAD described in the previous sentence, which were derived from forecasts provided by Plum Creek, were $6 million, $7 million, $8 million, $11 million and $12 million for 2016, 2017, 2018, 2019 and 2020, respectively. Further, at the direction of Weyerhaeuser, Morgan Stanley included in the net debt of Plum

Creek cash of approximately $420 million resulting from the announced sale of timberlands to a joint venture to which Plum Creek is a party (which sale was scheduled to occur after September 30, 2015 and was therefore not reflected on Plum Creek’s balance sheet as of September 30, 2015) and excluded debt owing by Plum Creek to certain joint ventures in which it participated. For purposes of its analysis, Morgan Stanley included in the net debt of Weyerhaeuser Weyerhaeuser’s mandatory convertible preference shares and excluded debt that was non-recourse to Weyerhaeuser.

Trading Range Analysis

Last 12 Months Trading Range. Morgan Stanley reviewed the trading range of Plum Creek common stock and Weyerhaeuser common shares for the 12 months ended November 4, 2015. Morgan Stanley observed that the low and high closing prices for Plum Creek common stock for the 12-month period ended November 4, 2015, rounded to the nearest dollar, were $37 and $45 per share, respectively. Morgan Stanley noted that the closing price for Plum Creek common stock on November 4, 2015 was $41.06. Morgan Stanley noted that the implied price per share of Plum Creek common stock as of the close of trading on November 4, 2015 was $49.47. For your informational purposes, and although not part of the analyses performed by Morgan Stanley for purposes of its opinion, based on Weyerhaeuser’s closing stock price of $30.40 on November 6, 2015, which was the last trading day prior to the public announcement of the merger, as of the close of trading on such date, the implied price per share of Plum Creek common stock was $48.64.

Morgan Stanley observed that the low and high closing prices for Weyerhaeuser common shares for the 12-month period ended November 4, 2015, rounded to the nearest dollar, were $27 and $37 per share, respectively. Morgan Stanley noted that the closing price for Weyerhaeuser common shares on November 4, 2015 was $30.92.

Morgan Stanley calculated the daily historical exchange ratios for the 12-month period ended November 4, 2015 implied by dividing the closing price of Plum Creek common stock for the relevant date by the closing price of Weyerhaeuser common shares for such date. This analysis indicated an implied exchange ratio reference range of 1.15x to 1.46x. Morgan Stanley noted that the merger agreement provided for an exchange ratio of 1.60x.

Equity Research Stock Price Targets. Morgan Stanley reviewed selected public market trading price targets for Plum Creek common stock prepared and published by nine equity research analysts that published or confirmed price targets for Plum Creek on and after September 15, 2015 and on or prior to November 4, 2015. These targets reflected each analyst’s estimate of the future public market trading price of Plum Creek common stock. Morgan Stanley noted the range of undiscounted stock price targets for Plum Creek common stock from such research targets, rounded to the nearest dollar, was $38 to $46 per share. Morgan Stanley noted that the closing price for Plum Creek common stock on November 4, 2015 was $41.06. Morgan Stanley noted that the implied price per share of Plum Creek common stock as of the close of trading on November 4, 2015 was $49.47.

Morgan Stanley reviewed selected public market trading price targets for Weyerhaeuser common shares prepared and published by 13 equity research analysts that published or confirmed price targets for Weyerhaeuser on and after August 2, 2015 and on or prior to November 4, 2015. These targets reflected each analyst’s estimate of the future public market trading price of Weyerhaeuser common shares. Morgan Stanley noted the range of undiscounted stock price targets for Weyerhaeuser common shares from such research targets, rounded to the nearest dollar, was $28 to $38 per share. Morgan Stanley noted that the closing price for Weyerhaeuser common shares on November 4, 2015 was $30.92.

Morgan Stanley calculated the exchange ratio range implied by the equity research price targets. In order to calculate the exchange ratio, Morgan Stanley compared the lowest research price target for Plum Creek common stock to the highest research price target for Weyerhaeuser common shares to derive the lowest exchange ratio implied by the price targets. Similarly, Morgan Stanley compared the highest research price target for Plum Creek common stock to the lowest research price target for Weyerhaeuser common shares to derive the highest exchange ratio implied by the price targets. This analysis yielded an implied range of exchange ratios of 1.00x to 1.64x. Morgan Stanley noted that the merger agreement provided for an exchange ratio of 1.60x.

The public market trading price targets published by research analysts do not necessarily reflect current market trading prices for Weyerhaeuser common shares or Plum Creek common stock and these estimates are subject to uncertainties, including the future financial performance of Weyerhaeuser and Plum Creek and future financial market conditions.

Historical Trading Multiples Analysis

Morgan Stanley performed a historical trading multiple analysis to determine the ratio of the closing stock price per share of Plum Creek common stock and per Weyerhaeuser common share, respectively, to Plum Creek’s and Weyerhaeuser’s respective estimated FAD per share that Plum Creek and Weyerhaeuser had traded at during various periods. Morgan Stanley refers to this statistic as P/FAD. Morgan Stanley calculated the applicable closing price to estimated FAD per share for each of Plum Creek and Weyerhaeuser for the 12 months following the date of measurement, based on publicly available research estimates. In its analysis, Morgan Stanley calculated P/FAD as of the close of trading on November 4, 2015 and for the daily average over the six-month, one-year, three-year and five-year periods ending November 4, 2015.

Morgan Stanley also performed a historical dividend yield analysis to determine the dividend yields at which a share of Plum Creek common stock and Weyerhaeuser common shares, respectively, had traded at during various periods. Morgan Stanley calculated the applicable dividend yields by annualizing the dividend declared by Plum Creek and Weyerhaeuser, respectively, in the quarter prior to measurement and dividing such amount by the closing stock price of a share of Plum Creek common stock and Weyerhaeuser common shares, respectively. Morgan Stanley calculated the applicable dividend yield for each of Plum Creek and Weyerhaeuser as of the close of trading on November 4, 2015 and for the daily average over the six-month, one-year, three-year and five-year periods ending November 4, 2015.

The analysis yielded the following:

	Plum Creek P/FAD	Weyerhaeuser P/FAD	Plum Creek Dividend Yield	Weyerhaeuser Dividend Yield
Close of Trading, at 11/4/15	20.4	22.5	4.3%	4.0%
Six-Month Average	20.2	25.2	4.3%	3.5%
One-Year Average	20.0	23.3	4.2%	3.2%
Three-Year Average	21.5	20.2	3.9%	2.6%
Five-Year Average	22.2	21.9	4.1%	2.7%

Based on this analysis and its professional judgment, Morgan Stanley selected a reference range of P/FAD of 20x to 23x and a reference range of dividend yields of 4.0% to 4.5%. Morgan Stanley applied the reference range of P/FAD to consensus Wall Street research estimates (referred to as “Street consensus”) of estimated FAD of approximately $382 million for Plum Creek for calendar year 2016 (derived based on Wall Street research estimates of line items included in FAD) as well as to estimates of Plum Creek’s FAD for calendar year 2016 provided by Plum Creek management. In addition, Morgan Stanley applied the reference range of P/FAD to Street consensus of estimated FAD of approximately $747 million for Weyerhaeuser for calendar year 2016 (derived based on Wall Street research estimates of line items included in FAD) as well as to estimates of Weyerhaeuser FAD for calendar year 2016 provided by Weyerhaeuser management. Morgan Stanley applied the reference range of dividend yields to the annualized last declared quarterly dividend of Plum Creek and Weyerhaeuser, respectively, prior to the date of Morgan Stanley’s opinion.

These analyses indicated the following implied per share equity value reference ranges, rounded to the nearest dollar, for a share of Plum Creek common stock and a Weyerhaeuser common share, on a fully diluted basis:

	Selected Multiple Range	Implied Plum Creek Share Price Range	Implied Weyerhaeuser Share Price Range
Street consensus estimated 2016 FAD	20x – 23x	$44 – $50	$29 – $33
Management estimated 2016 FAD	20x – 23x	$39 – $45	$29 – $33
Dividend Yield	4.0% – 4.5%	$39 – $44	$28 – $31

Morgan Stanley noted that the closing price for Plum Creek common stock on November 4, 2015 was $41.06. Morgan Stanley noted that the implied price per share of Plum Creek common stock as of the close of trading on November 4, 2015 was $49.47. Morgan Stanley noted that the closing price for Weyerhaeuser common shares on November 4, 2015 was $30.92.

Morgan Stanley then calculated the exchange ratio reference ranges implied by the historical trading range analysis. For each of the Street consensus estimated 2016 FAD, Management estimated 2016 FAD and dividend yield analyses, Morgan Stanley compared the lowest implied per share value for Plum Creek common stock to the highest implied per share value for Weyerhaeuser common shares to derive the lowest exchange ratio implied by each analysis. Similarly, Morgan Stanley compared the highest implied per share value for Plum Creek common stock to the lowest implied per share value for Weyerhaeuser common shares to derive the highest exchange ratio implied by each analysis.

The implied exchange ratio reference ranges resulting from this analysis were:

Implied Exchange Ratio Range
Street consensus estimated 2016 FAD	1.32x – 1.74x
Management estimated 2016 FAD	1.18x – 1.56x
Dividend Yield	1.26x – 1.60x

Morgan Stanley noted that the merger agreement provided for an exchange ratio of 1.60x.

Sum-of-the-Parts Analysis

Morgan Stanley performed a sum-of-the-parts valuation analysis on each of Plum Creek and Weyerhaeuser. A sum-of-the-parts analysis involves a valuation of a company on a segment-by-segment basis to determine an implied value for the enterprise as a whole.

Plum Creek Sum-of-the-Parts Analysis. Morgan Stanley performed a sum-of-the-parts valuation analysis for the following business segments of Plum Creek: timberlands; real estate; joint ventures; manufacturing; energy and natural resources; and corporate overhead. As part of its analysis, Morgan Stanley reviewed equity research reports, dated October 2015, prepared and published by three equity research analysts that contained sum-of-the-parts valuations for Plum Creek’s business segments (referred to as the “Plum Creek SOTP analyst reports”).

With respect to Plum Creek’s timberlands segment, Morgan Stanley reviewed the Plum Creek SOTP analyst reports which provided estimated prices per timberland acre by geography. In addition, Morgan Stanley reviewed data contained in Plum Creek’s publicly available investor materials regarding selected precedent timberlands transactions with a value greater than $35 million from 2013 to 2014 in the U.S. South and selected precedent timberlands transactions with a value greater than $35 million from 2012 to 2014 in the U.S. Northwest. Based on its review and its professional judgment, Morgan Stanley selected reference price per acre ranges for the timberlands owned by Plum Creek, and applied these reference ranges to the acreage owned by Plum Creek in the following geographies as of December 31, 2014 (as disclosed in Plum Creek’s publicly available investor materials), to derive implied values by geography as follows:

	Millions of Acres	Acreage Valuation Reference Range ($ per acre)		Implied Value ($ in billions)
Segment		Low	High	Low	High
Timberlands
U.S. South	3.5	$1,600	$2,000	$5.6	$7.0
West of Cascades	0.4	$2,600	$3,700	$1.1	$1.6
West Inland	0.8	$1,000	$1,200	$0.8	$1.0
Other (Great Lakes and Northeast)	1.9	$500	$750	$0.9	$1.4
Total Timberlands				$8.5	$11.0

With respect to Plum Creek’s real estate segment and Plum Creek’s joint ventures, Morgan Stanley reviewed the Plum Creek SOTP analyst reports. Based on this review and its professional judgment, Morgan Stanley selected reference ranges of value for such segments as follows:

	Value Reference Range ($ in billions)
Segment	Low	High
Real Estate	$1.2	$1.5
Joint Ventures	$0.2	$0.3

With respect to Plum Creek’s manufacturing segment, Morgan Stanley reviewed the Plum Creek SOTP analyst reports. In addition, Morgan Stanley performed a comparable company analysis, which attempts to provide an implied value of business by comparing it to similar businesses that are publicly traded. Morgan Stanley reviewed and compared, using publicly available information, current and historical financial information, ratios and public market multiples for publicly-traded companies that have certain business and operating characteristics similar to the manufacturing segment. The companies selected were West Fraser Timber Co. Ltd., Canfor Corp. and Boise Cascade Company, which were selected on the basis of their financial and operating metrics and characteristics, including service offerings, risk profile, size, geographic footprint, scale and type of operations. Morgan Stanley analyzed the trading multiples for the comparable companies to determine the ratios of Aggregate Value (defined as market capitalization plus total debt and minority interests less cash and cash equivalents) to Adjusted EBITDA (defined as earnings before interest, taxes, depreciation, depletion and amortization) for the 12-months prior to measurement (referred to as “LTM EBITDA”) that the companies were trading at as of the close of trading on November 4, 2015. With respect to Plum Creek’s energy and natural resources segment, Morgan Stanley reviewed a range of Aggregate Value to LTM EBITDA multiples for such segment identified or derived from the Plum Creek SOTP analyst reports. With respect to Plum Creek’s corporate overhead segment, Morgan Stanley derived reference ranges based on the Aggregate Value to LTM EBITDA multiples for Plum Creek’s other non-timber business segments.

Based on this analysis and its professional judgment, Morgan Stanley selected reference ranges of Aggregate Value to LTM EBITDA multiples for Plum Creek’s manufacturing, energy and natural resources and corporate overhead segments and applied these ranges to the Adjusted EBITDA of the respective business segments of Plum Creek for the 12 months ending September 30, 2015, based on Plum Creek’s publicly filed information, as follows:

	LTM EBITDA ($ in millions)	Selected Multiple Reference Range		Implied Value ($ in billions)
Segment		Low	High	Low	High
Manufacturing	57	6.0x	7.0x	$0.3	$0.4
Energy and Natural Resources	31	7.5x	10.0x	$0.2	$0.3
Corporate Overhead	(34)	7.0x	9.0x	($0.2)	($0.3)

Morgan Stanley then aggregated the implied values for each business segment based on the analysis above and deducted the net debt of Plum Creek as of September 30, 2015 to derive an implied equity value reference range for a share of Plum Creek common stock on a fully diluted basis. This analysis indicated an implied per share equity value reference range, rounded to the nearest dollar, for a share of Plum Creek common stock on a fully diluted basis of $47 to $64. Morgan Stanley noted that the closing price for Plum Creek common stock on November 4, 2015 was $41.06. Morgan Stanley noted that the implied price per share of Plum Creek common stock as of the close of trading on November 4, 2015 was $49.47.

Weyerhaeuser Sum-of-the-Parts Analysis. Morgan Stanley performed a sum-of-the-parts valuation analysis for the following business segments of Weyerhaeuser: timberlands, wood products, cellulose fibers and corporate overhead. As part of its analysis, Morgan Stanley reviewed equity research reports, dated November and October 2015, prepared and published by five equity research analysts that contained sum-of-the-parts valuations for Weyerhaeuser’s business segments (referred to as the “Weyerhaeuser SOTP analyst reports”).

With respect to Weyerhaeuser’s timberlands segment, Morgan Stanley reviewed the Weyerhaeuser SOTP analyst reports which provided estimated prices per timberland acre by geography. In addition, Morgan Stanley reviewed data contained in Plum Creek’s publicly available investor materials regarding selected precedent timberlands transactions with a value greater than $35 million from 2013 to 2014 in the U.S. South and selected precedent timberlands transactions with a value greater than $35 million from 2012 to 2014 in the U.S. Northwest. Based on its review and its professional judgment, Morgan Stanley selected reference price per acre ranges for the timberlands owned by Weyerhaeuser, and applied these reference ranges to the acreage owned by Weyerhaeuser in the following geographies as of December 31, 2014 (as provided by Weyerhaeuser management) to derive implied values by geography, as follows:

	Millions of Acres	Acreage Valuation Reference Range ($ per acre)		Implied Value ($ in billions)
Segment		Low	High	Low	High
Timberlands
US South	4.0	$1,600	$2,000	$6.5	$8.1
US West of Cascades	2.6	$3,400	$3,900	$8.8	$10.1
Uruguay / Others	0.3	$700	$1,200	$0.2	$0.4
Total Timberlands				$15.5	$18.6

With respect to Weyerhaeuser’s wood products and cellulose fibers segments, Morgan Stanley reviewed the Weyerhaeuser SOTP analyst reports. In addition, Morgan Stanley performed a comparable company analysis. Morgan Stanley reviewed and compared, using publicly available information, current and historical financial information, ratios and public market multiples for publicly-traded companies that have certain business and operating characteristics similar to the wood products and cellulose fibers segments. The companies selected with respect to the wood products segment were West Fraser Timber Co., Canfor Corp. and Boise Cascade Company. The companies selected with respect to the cellulose fibers segment were Rayonier Advanced Materials Inc. and Mercer International Inc. In each case, these companies were selected on the basis of their financial and operating metrics and characteristics, including service offerings, risk profile, size, geographic footprint, scale and type of operations. Morgan Stanley analyzed the respective trading multiples for the comparable companies to determine the ratios of Aggregate Value to LTM EBITDA that the companies were trading at as of the close of trading on November 4, 2015. With respect to Weyerhaeuser’s corporate overhead segment, Morgan Stanley reviewed the Aggregate Value to LTM EBITDA multiples assigned to such segment in the Weyerhaeuser SOTP analyst reports and the multiples it selected for Weyerhaeuser’s other non-timber business segments.

Based on this analysis and its professional judgment, Morgan Stanley selected reference ranges of Aggregate Value to LTM EBITDA multiples for Weyerhaeuser’s wood products, cellulose fibers and corporate overhead segments and applied these ranges to the Adjusted EBITDA of the respective business segments of Weyerhaeuser for the 12 months ending September 30, 2015, based on Weyerhaeuser’s publicly filed information, as follows:

	LTM EBITDA ($ in millions)	Selected Multiple Reference Range		Implied Value ($ in billions)
Segment		Low	High	Low	High
Wood Products	383	6.0x	7.0x	$2.3	$2.7
Cellulose Fibers	399	5.5x	6.5x	$2.2	$2.6
Corporate Overhead	(106)	6.0x	7.0x	($0.6)	($0.7)

Morgan Stanley then aggregated the implied values for each business segment based on the analysis above and deducted the net debt of Weyerhaeuser as of September 30, 2015 to derive an implied equity value reference range for a Weyerhaeuser common share on a fully diluted basis. This analysis indicated an implied per share equity value reference range, rounded to the nearest dollar, for a Weyerhaeuser common share on a fully diluted basis of $29 to $36. Morgan Stanley noted that the closing price for Weyerhaeuser common shares on November 4, 2015 was $30.92.

Morgan Stanley then calculated the exchange ratio ranges implied by the sum-of-the-parts analysis. Morgan Stanley compared the lowest implied equity value per share for Plum Creek common stock to the highest implied equity value per share for Weyerhaeuser common shares to derive the lowest exchange ratio implied by the sum-of-the-parts analysis. Similarly, Morgan Stanley compared the highest implied equity value per share for Plum Creek common stock to the lowest implied equity value per share for Weyerhaeuser common shares to derive the highest exchange ratio implied by the sum-of-the-parts analysis. The implied exchange ratio range resulting from this analysis was 1.30x to 2.23x. Morgan Stanley noted that the merger agreement provided for an exchange ratio of 1.60x.

No company or transaction utilized as a comparison in the comparable company or precedent transaction analysis is identical to the businesses of Plum Creek or Weyerhaeuser or any segment thereof or directly comparable in business mix, and size or other metrics. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences between the companies, Plum Creek and Weyerhaeuser and the businesses being compared and other factors that would affect the value of the companies to which the businesses of Plum Creek and Weyerhaeuser are being compared. In selecting comparable companies and transactions, Morgan Stanley made judgments and assumptions with regard to size, business mix, industry performance, geographic mix, economic, market and financial conditions and other matters, many of which are beyond the control of Plum Creek or Weyerhaeuser, such as the impact of competition on Plum Creek and Weyerhaeuser and their business segments and the industry generally, industry growth and the absence of any adverse material change in the financial conditions and prospects of Plum Creek and Weyerhaeuser or the industry or the financial markets in general, which could affect the public trading value of the companies and the companies to which they are being compared. Mathematical analysis (such as determining the mean or medium) is not in itself a meaningful method of using comparable company data.

Discounted Equity Value Analysis

For each of Plum Creek and Weyerhaeuser, Morgan Stanley performed a discounted equity value analysis, which is designed to provide insight into the future value of a company’s common equity as a function of the company’s estimated future FAD. The resulting value is subsequently discounted to arrive at a present value for the company’s potential future stock price.

Plum Creek Discounted Equity Value. Morgan Stanley calculated the discounted equity value per share of Plum Creek common stock as of December 31, 2015. To calculate the discounted equity value per share of Plum Creek common stock, Morgan Stanley utilized calendar year 2017, 2018 and 2019 estimated FAD per share based on the financial forecasts provided by management of Plum Creek. For each scenario, Morgan Stanley calculated the future equity value per share of Plum Creek common stock at year end 2016, 2017 and 2018, respectively, by applying a P/FAD multiple of 20.0x and 23.0x to Plum Creek’s estimated FAD per share for each of 2017, 2018 and 2019 provided by Plum Creek management. These multiples were based on the reference range contained in Morgan Stanley’s historical trading multiple analysis (see the section entitled “—Historical Trading Multiples Analysis” beginning on page 73). Morgan Stanley discounted the resulting future equity values per share to December 31, 2015 using a discount rate of 6.5%, based on Morgan Stanley’s estimate of Plum Creek’s then current cost of equity. Morgan Stanley included in its calculations the present value of cumulative dividends from December 31, 2015 to the applicable valuation date, assuming a constant dividend per share.

Weyerhaeuser Discounted Equity Value. Morgan Stanley calculated the discounted equity value per share of Weyerhaeuser common shares as of December 31, 2015. To calculate the discounted equity value per share of Weyerhaeuser common shares, Morgan Stanley utilized calendar year 2017, 2018 and 2019 estimated FAD per share based on the financial forecasts provided by management of Weyerhaeuser. For each scenario, Morgan Stanley calculated the future equity value per share of Weyerhaeuser common shares at year end 2016, 2017 and 2018, respectively, by applying a P/FAD multiple of 20.0x and 23.0x to Weyerhaeuser’s estimated FAD per share for each of 2017, 2018 and 2019 provided by Weyerhaeuser management. These multiples were based on the reference range contained in Morgan Stanley’s historical trading multiple analysis (see the section entitled “—Historical Trading Multiples Analysis” beginning on page 73). Morgan Stanley discounted the resulting future equity values per share to December 31, 2015 using a discount rate of 7.4%, based on Morgan Stanley’s estimate of Weyerhaeuser’s then current cost of equity. Morgan Stanley included in its calculations the present value of cumulative dividends from December 31, 2015 to the applicable valuation date.

This analysis indicated the following implied per share equity value reference ranges, rounded to the nearest dollar, for a share of Plum Creek common stock and a Weyerhaeuser common share on a fully diluted basis:

Implied Value Per Share
Plum Creek	$42 – $52
Weyerhaeuser	$25 – $33

Morgan Stanley noted that the closing price for Plum Creek common stock on November 4, 2015 was $41.06. Morgan Stanley noted that the implied price per share of Plum Creek common stock as of the close of trading on November 4, 2015 was $49.47. Morgan Stanley noted that the closing price for Weyerhaeuser common shares on November 4, 2015 was $30.92.

Morgan Stanley then calculated the exchange ratio ranges implied by the discounted equity value analyses. Morgan Stanley compared the lowest implied equity value per share for Plum Creek common stock to the highest implied equity value per share for Weyerhaeuser common shares to derive the lowest exchange ratio implied by the discounted equity value analyses. Similarly, Morgan Stanley compared the highest implied equity value per share for Plum Creek common stock to the lowest implied equity value per share for Weyerhaeuser common shares to derive the highest exchange ratio implied by the discounted equity value analyses. The implied exchange ratio range resulting from this analysis was 1.26x to 2.04x. Morgan Stanley noted that the merger agreement provided for an exchange ratio of 1.60x.

Precedent Premia Analysis

Morgan Stanley reviewed, based on publicly available information, the premiums paid in selected acquisition transactions in North America.

North American All-Stock Transactions. Morgan Stanley considered premiums paid in selected transactions where the consideration was stock and which had a transaction value of $1.0 billion or more. Morgan Stanley considered transactions since the beginning of 1995. Morgan Stanley noted that the mean and median premiums paid in the transactions reviewed were approximately 30% and 24%, respectively, over the unaffected closing stock price (defined as the earliest of the day before market rumors directly mentioning the company name or the last full day of trading before transaction announcement). Based on this analysis and its professional judgment, Morgan Stanley selected a reference premium range of 20% to 30% to apply to Plum Creek’s closing stock price on November 4, 2015 of $41.06.

Shared Governance Mergers. Morgan Stanley considered premiums paid in the following transactions, which involved transactions since 1995 in which the consideration was stock and which had a transaction value of $1.0 billion or more and in which (1) the acquiring company shareholders retained ownership of between 60% and 70% in the combined company and (2) the target achieved significant board representation and management positions in the combined company (including by target personnel becoming either the chief executive officer or chairman of the combined company):

Acquiror	Target
Halliburton	Dresser
BP	Amoco
Conexant	Globespan Virata
The St. Paul Companies	Travelers Property Casualty
FPL Group	Constellation Energy
Regions Financial Corp.	AmSouth Bancorporation
Goldcorp	Glamis
Bank of New York	Mellon Financial Corp
Sims Group	Metal Management
CenturyTel	Embarq Corp.
Allscripts-Misys Healthcare	Eclipsys Corporation
Duke Energy	Progress Energy

Morgan Stanley noted that the mean and median premiums paid in the transactions reviewed were approximately 14% and 16%, respectively, over the unaffected closing stock price. Based on this analysis and its professional judgment, Morgan Stanley selected a reference premium range of 10% to 20% to apply to Plum Creek’s closing stock price on November 4, 2015 of $41.06.

Large REIT Transactions. Morgan Stanley considered premiums paid in the following transactions, which involved real estate investment trusts, which were announced after January 1, 2005 and which had a transaction value of $2.0 billion or more:

Acquiror	Target
Blackstone Real Estate	Equity Office Properties Trust
Tishman Speyer, Lehman Bros	Archstone-Smith Trust
American Realty Capital	Cole Real Estate
Brookfield / Blackstone	Trizec Properties
Blackstone Real Estate	BioMed Realty Trust
Lone Star Funds	Home Properties
Ventas	Nationwide Health Properties
Essex Property Trust	BRE Properties
Centro Properties Group	New Plan Excel Realty
Blackstone Real Estate	Strategic Hotels & Resorts
Morgan Stanley Real Estate	Crescent Real Estate
Mid-America Apartment Communities	Colonial Properties Trust
SL Green	Reckson Associates
Omega Healthcare	Aviv REIT
Realty Income Corporation	American Realty Capital Trust
Ventas	American Realty Capital Healthcare Trust
Chambers Street Properties	Gramercy Property Trust

Morgan Stanley noted that the mean and median premiums paid in the transactions reviewed were approximately 12% and 13%, respectively, over the unaffected closing stock price. Based on this analysis and its professional judgment, Morgan Stanley selected a reference premium range of 10% to 20% to apply to Plum Creek’s closing stock price on November 4, 2015 of $41.06.

Morgan Stanley then calculated the exchange ratio implied by dividing the reference ranges for a share of Plum Creek common stock derived from the precedent premia analyses by the closing price for Weyerhaeuser common shares on November 4, 2015 of $30.92. The analyses indicated the following implied per share equity value reference ranges, rounded to the nearest dollar, for a share of Plum Creek common stock and the corresponding implied exchange ratio ranges:

	Selected Premium Range	Implied Plum Creek Share Price Range	Implied Exchange Ratio Range
North American All-Stock Transactions	20% – 30%	$49 – $53	1.59x – 1.73x
Shared Governance Mergers	10% – 20%	$45 – $49	1.46x – 1.59x
Large REIT Transactions	10% – 20%	$45 – $49	1.46x – 1.59x

Morgan Stanley noted that the closing price for Plum Creek common stock on November 4, 2015 was $41.06. Morgan Stanley noted that the implied price per share of Plum Creek common stock as of the close of trading on November 4, 2015 was $49.47. Morgan Stanley noted that the merger agreement provided for an exchange ratio of 1.60x.

For your informational purposes, and although not part of the analyses performed by Morgan Stanley for purposes of its opinion, the exchange ratio set forth in the merger agreement of 1.60x represented an implied premium of 13.8% to the 30-trading-day volume weighted average price ratio of shares of Plum Creek common stock to Weyerhaeuser common shares (based on the 30-day period ending November 6, 2015) as noted in the joint press release, dated November 8, 2015, announcing the merger.

No company or transaction utilized as a comparison in the analysis of selected precedent premia transactions is identical to Plum Creek or Weyerhaeuser or directly comparable to the merger in business mix, timing and size or other metrics. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences between the merger and the other transactions, Plum Creek and Weyerhaeuser and other factors. In evaluating the precedent premia transactions, Morgan Stanley made judgments and assumptions with regard to the applicable transactions, size, business mix, governance matters, industry performance, geographic mix, economic, market and financial conditions and other matters, many of which are beyond the control of Plum Creek or Weyerhaeuser. Mathematical analyses (such as determining the mean or median) are not in themselves a meaningful method of using comparable data.

Discounted Cash Flow Analysis

Morgan Stanley performed discounted cash flow analysis on each of Plum Creek and Weyerhaeuser, which are designed to estimate the value of a company on a standalone basis by calculating the present value of estimated future cash flows and terminal value of that company. Morgan Stanley calculated a range of per share equity values (as of December 31, 2015) for each of Weyerhaeuser and Plum Creek.

Plum Creek Discounted Cash Flow Analysis. Morgan Stanley first calculated the estimated unlevered free cash flow (calculated as FAD adding back interest expense, assuming that there is no tax shield resulting from interest expense) of Plum Creek for the period from January 1, 2016 to December 31, 2020. The FAD and interest expense was based on the forecasts of the management of Plum Creek. Morgan Stanley calculated a terminal value for Plum Creek by applying a range of perpetual growth rates of 0.5% to 1.5%, based on Morgan Stanley’s professional judgment, to the unlevered free cash flow of Plum Creek for 2020. Morgan Stanley then discounted the unlevered free cash flow and terminal value to present value as of December 31, 2015 using a discount rate of 5.9%, representing the approximate midpoint of the range of discount rates for Plum Creek selected by Morgan Stanley based on Morgan Stanley’s estimation of Plum Creek’s then current weighted average cost of capital. Morgan Stanley then deducted the net debt of Plum Creek from the resulting value to derive equity value. Net debt was based on Plum Creek’s management projections of net debt as of December 31, 2015. This analysis indicated an implied per share reference range, rounded to the nearest dollar, for a share of Plum Creek common stock of $45 to $56 per share, on a fully diluted basis. Morgan Stanley noted that the closing price for Plum Creek common stock on November 4, 2015 was $41.06. Morgan Stanley noted that the implied price per share of Plum Creek common stock as of the close of trading on November 4, 2015 was $49.47.

Weyerhaeuser Discounted Cash Flow Analysis. Morgan Stanley first calculated the estimated unlevered free cash flow (calculated as FAD adding back interest expense, net of the tax shield resulting from certain indebtedness of a subsidiary of Weyerhaeuser that is a taxable REIT subsidiary applying a 38% tax rate as directed by Weyerhaeuser) of Weyerhaeuser for the period from January 1, 2016 to December 31, 2020. FAD and interest expense for the period through December 31, 2019 was based on the forecasts of the management of Weyerhaeuser. At the direction of Weyerhaeuser, FAD for 2020 was derived by increasing FAD for 2019 by 2.0%. Morgan Stanley calculated a terminal value for Weyerhaeuser by applying a range of perpetual growth rates of 0.5% to 1.5%, based on Morgan Stanley’s professional judgment, to the unlevered free cash flow of Weyerhaeuser for 2020. Morgan Stanley then discounted the unlevered free cash flow and terminal value to present value as of December 31, 2015 using a discount rate of 6.2%, representing the midpoint of the range of discount rates for Weyerhaeuser selected by Morgan Stanley based on Morgan Stanley’s estimation of Weyerhaeuser’s then current weighted average cost of capital. Morgan Stanley then deducted the net debt of Weyerhaeuser from the resulting value to derive equity value. Net debt was based on Weyerhaeuser’s debt as of September 30, 2015 and cash and cash equivalents of Weyerhaeuser at December 31, 2015 as forecasted by the management of Weyerhaeuser. This analysis indicated an implied per share reference range, rounded to the nearest dollar, for a Weyerhaeuser common share of $28 to $35 per share, on a fully diluted basis. Morgan Stanley noted that the closing price for Weyerhaeuser common shares on November 4, 2015 was $30.92.

Morgan Stanley then calculated the exchange ratio ranges implied by the discounted cash flow analyses. Morgan Stanley compared the lowest implied per share value for Plum Creek common stock to the highest implied per share value for Weyerhaeuser common shares to derive the lowest exchange ratio implied by the analyses. Similarly, Morgan Stanley compared the highest implied per share value for Plum Creek common stock to the lowest implied per share value for Weyerhaeuser common shares to derive the highest exchange ratio implied by the analyses. The implied exchange ratio range resulting from this analysis was 1.30x to 1.96x. Morgan Stanley noted that the merger agreement provided for an exchange ratio of 1.60x.

Contribution Analysis

Morgan Stanley reviewed the relative contributions of each of Weyerhaeuser and Plum Creek to FAD and Adjusted EBITDA of the combined company for calendar years 2015, 2016 and 2017, in each case based both on Street consensus and the forecasts provided by the managements of Weyerhaeuser and Plum Creek.

Morgan Stanley calculated the implied equity contributions shown below for each of Weyerhaeuser and Plum Creek and implied exchange ratios based on such contributions. The Adjusted EBITDA analysis was adjusted to take into account the impact of Weyerhaeuser’s and Plum Creek’s net debt as of September 30, 2015, respectively.

The analysis indicated the following:

	Implied Equity Contribution		Implied Exchange Ratio
Adjusted EBITDA Management	Weyerhaeuser	Plum Creek
Forecasts
2015	72%	28%	1.193x
2016	79%	21%	0.892x
2017	77%	23%	0.963x

Adjusted EBITDA Street
Consensus
2015	72%	28%	1.177x
2016	78%	22%	0.913x
2017	78%	22%	0.908x

FAD Management
Forecasts
2015	54%	46%	2.537x
2016	69%	31%	1.355x
2017	65%	35%	1.560x

FAD Street
Consensus
2015	56%	44%	2.324x
2016	66%	34%	1.512x
2017	68%	32%	1.423x

Morgan Stanley noted that the exchange ratio provided for in the merger agreement was 1.60x.

Illustrative Combined Company Market Value Analysis

Morgan Stanley performed an illustrative combined company market value analysis, the purpose of which is to review the implied increase in market value to the Weyerhaeuser shareholders based on assumptions regarding synergies and pro forma ownership of the combined company. The illustrative combined company market value analysis was performed for illustrative purposes only and is not indicative of actual trading levels and does not take into account the timing to achieve any synergies or the timing of the closing of the transaction.

In its illustrative analysis, Morgan Stanley first calculated the then-current equity market value of Weyerhaeuser as of the close of trading on November 4, 2015, which resulted in a value of approximately $15.9 billion. Morgan Stanley then calculated the then-current equity market value of Plum Creek as of the close of trading on November 4, 2015, which resulted in a value of approximately $7.1 billion. Morgan Stanley then noted that the exchange ratio set forth in the merger agreement of 1.60x implied a pro forma ownership of approximately 65% of the combined company by Weyerhaeuser shareholders and approximately 35% by Plum Creek stockholders, and thus Plum Creek stockholders would hypothetically receive approximately 35% of the then-current market value of Weyerhaeuser while Weyerhaeuser shareholders would hypothetically receive approximately 65% of the then-current market value of Plum Creek.

Morgan Stanley also noted that based on the implied pro forma ownership, Plum Creek stockholders would hypothetically receive approximately 35% of any increase in market value from synergies in connection with the merger while Weyerhaeuser shareholders would hypothetically receive approximately 65% of any increase in market value from synergies in connection with the merger. For purposes of this analysis, Morgan Stanley assumed run-rate synergies of $100 million, as directed by Weyerhaeuser management. The value of these run-rate synergies, net of costs to achieve the synergies, was capitalized based on a P/FAD multiple of 20.0x. This multiple was based on the low end of the reference range contained in Morgan Stanley’s historical trading multiple analysis (see the section entitled “—Historical Trading Multiples Analysis” beginning on page 73).

The illustrative analysis indicated the following:

100% of standalone market value of Weyerhaeuser as of November 4, 2015	$15.9 billion
Minus, 35% of standalone market value of Weyerhaeuser as of November 4, 2015	($5.6 billion	)
Plus, 65% of standalone market value of Plum Creek as of November 4, 2015	$4.6 billion
Plus, 65% of value of synergies capitalized at 20x P/FAD	$1.2 billion

Total Value to Weyerhaeuser Shareholders	$16.2 billion

Morgan Stanley noted that the illustrative analysis indicated a value to Weyerhaeuser shareholders that was approximately $0.3 billion or approximately 2% higher than Weyerhaeuser’s equity market value as of the close of trading on November 4, 2015.

General

Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of Weyerhaeuser or Plum Creek.

In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters. Many of these assumptions are beyond the control of Weyerhaeuser and Plum Creek and variations to such financial assumptions and methodologies may impact the results of Morgan Stanley’s analysis. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness from a financial point of view of the exchange ratio to Weyerhaeuser pursuant to the merger agreement, and in connection with the delivery of its opinion to the Weyerhaeuser board. These analyses do not purport to be appraisals or to reflect the prices at which Weyerhaeuser common shares or shares of Plum Creek common stock might actually trade.

The exchange ratio was determined through arm’s-length negotiations between Weyerhaeuser and Plum Creek and was approved by the Weyerhaeuser board. Morgan Stanley provided advice to the Weyerhaeuser board during these negotiations but did not, however, recommend any specific exchange ratio to Weyerhaeuser or the Weyerhaeuser board, or that any specific exchange ratio constituted the only appropriate exchange ratio for the merger. Morgan Stanley’s opinion and presentation to the Weyerhaeuser board was one of many factors taken into consideration by the Weyerhaeuser board in deciding to approve and adopt the merger agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Weyerhaeuser board with respect to the exchange ratio or of whether the Weyerhaeuser board would have been willing to agree to a different exchange ratio.

Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice. Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Morgan Stanley’s securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of Weyerhaeuser or Plum Creek, or their affiliates, or any other company, or any currency or commodity, that may be involved in the transactions contemplated by the merger agreement, or any related derivative instrument.

Under the terms of its engagement letter, Morgan Stanley provided the Weyerhaeuser board with financial advisory services and a financial opinion and Weyerhaeuser has agreed to pay Morgan Stanley an aggregate fee of $38 million, of which $9.5 million was payable upon the entering into of the merger agreement and the remainder of which is contingent upon the closing of the merger. Weyerhaeuser has also agreed to reimburse Morgan Stanley for its reasonable and documented expenses, including fees of outside counsel and other professional advisors, incurred in performing its services. In addition, Weyerhaeuser has agreed to indemnify Morgan Stanley and its affiliates, their respective officers, directors, employees and agents and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to or arising out of Morgan Stanley’s engagement. From May 2013 to the date of its opinion, in addition to the services provided in connection with the merger and this opinion, Morgan Stanley has provided financial advisory and financing services for Weyerhaeuser and its affiliates, including as lender under Weyerhaeuser’s revolving credit facility, and received aggregate fees of approximately $48.5 million in connection with such services. During the same period, Morgan Stanley and its affiliates were not engaged to provide financial advisory or financing services to Plum Creek and did not receive any fees for such services during such time. Morgan Stanley is advising Weyerhaeuser on its exploration of strategic alternatives for its cellulose fibers business, and expects to receive customary fees in connection with the rendering of such services. Morgan Stanley may also seek to provide such services to Weyerhaeuser or its affiliates in the future and would expect to receive fees for the rendering of these services.

Opinion of Plum Creek’s Financial Advisor

Goldman Sachs rendered its opinion to the Plum Creek board that, as of November 6, 2015 and based upon and subject to the factors and assumptions set forth therein, the exchange ratio of Weyerhaeuser common shares to be paid for each share of issued and outstanding Plum Creek common stock pursuant to the merger agreement was fair from a financial point of view to the holders (other than Weyerhaeuser and its affiliates) of Plum Creek common stock.

The full text of the written opinion of Goldman Sachs, dated November 6, 2015, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C. Goldman Sachs provided its opinion for the information and assistance of the Plum Creek board in connection with its consideration of the transaction. The Goldman Sachs opinion is not a recommendation as to how any holder of Plum Creek common stock should vote with respect to the transaction, or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of Plum Creek and Weyerhaeuser for the five years ended December 31, 2014;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Plum Creek and Weyerhaeuser;

•	certain other communications from Plum Creek and Weyerhaeuser to their respective stockholders;

•	certain publicly available research analyst reports for Plum Creek and Weyerhaeuser; and

•	certain internal financial analyses and forecasts for Plum Creek prepared by its management and for Weyerhaeuser prepared by its management, in each case, as approved for Goldman Sachs’ use by Plum Creek (referred to as the “Forecasts”), including certain operating synergies projected by the managements of Plum Creek and Weyerhaeuser to result from the transaction, as approved for Goldman Sachs’ use by Plum Creek (referred to as the “Synergies”).

Goldman Sachs also held discussions with members of the senior managements of Plum Creek and Weyerhaeuser regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction and the past and current business operations, financial condition and future prospects of Plum Creek and Weyerhaeuser; reviewed the reported price and trading activity for Plum Creek common stock and Weyerhaeuser common shares; compared certain financial and stock market information for Plum Creek and Weyerhaeuser with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the timber industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering this opinion, Goldman Sachs, with Plum Creek’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with Plum Creek’s consent that the Forecasts, including the Synergies, were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of each of Plum Creek and Weyerhaeuser. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Plum Creek or Weyerhaeuser or any of their respective subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for completion of the transaction will be obtained without any adverse effect on Plum Creek or the expected benefits of the transaction in any way meaningful to its analysis. Goldman Sachs has also assumed that the transaction will be completed on the terms set forth in the merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of Plum Creek to engage in the transaction or the relative merits of the transaction as compared to any strategic alternatives that may be available to Plum Creek; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to the acquisition of, or other business combination with, Plum Creek or any alternative transaction. Goldman Sachs’ opinion addresses only the fairness from a financial point of view, to the holders (other than Weyerhaeuser and its affiliates) of the Plum Creek common stock, as of the date of the opinion, of the exchange ratio pursuant to the merger agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the merger agreement or the transaction or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the transaction, including the fairness of the transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Plum Creek; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Plum Creek, or class of such persons in connection with the transaction, whether relative to the exchange ratio pursuant to the merger agreement or otherwise. Goldman Sachs did not express any opinion as to the prices at which Weyerhaeuser common shares will trade at any time or as to the impact of the transaction on the solvency or viability of Plum Creek or Weyerhaeuser or the ability of Plum Creek or Weyerhaeuser to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary market and other conditions, as in effect on, and the information made available to it as of the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ advisory services and the opinion expressed were provided for the information and assistance of the Plum Creek board in connection with its consideration of the transaction and such opinion does not constitute a recommendation as to how any holder of the Plum Creek common stock should vote with respect to such transaction or any other matter. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Plum Creek board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before November 5, 2015, the last trading day before the public announcement of the transaction and is not necessarily indicative of current market conditions.

Following Goldman Sachs’ presentation to the Plum Creek board on November 6, 2015 (referred to as the “November 6 Presentation”), it was determined that certain items affecting the calculation of the estimates of unlevered free cash flow used in the Plum Creek illustrative discounted cash flow analysis and a calculation used in the Plum Creek illustrative leveraged buyout analysis (referred to as the “LBO Calculation”) were treated incorrectly. Goldman Sachs subsequently performed such analyses, as of November 6, 2015, using the corrected LBO Calculation and estimates of unlevered free cash flow for Plum Creek, calculated as the sum of Adjusted EBITDA less the sum of taxes, capital expenditures and increases in net working capital for the fourth quarter of 2015 and years 2016 through 2020 (as corrected, referred to as the “Final Plum Creek Unlevered Free Cash Flow Estimates”). Such subsequent analyses performed by Goldman Sachs do not address any circumstances, developments or events occurring after November 6, 2015, which is the date of the written opinion of Goldman Sachs, and Goldman Sachs’ opinion set forth in its written opinion letter was provided only as of such date. Based upon and subject to the foregoing, Goldman Sachs confirmed to the Plum Creek board that, had Goldman Sachs performed its financial analyses set forth in the presentation on November 6, 2015 using the Final Plum Creek Unlevered Free Cash Flow Estimates and the corrected LBO Calculation, there would have been no change to the conclusion set forth in the written opinion of Goldman Sachs.

Information regarding Weyerhaeuser’s forecasts is set forth in the section entitled “—Certain Weyerhaeuser Forecasts” beginning on page 115, information regarding Plum Creek’s forecasts is set forth in the section entitled “—Certain Plum Creek Forecasts” beginning on page 117 and information regarding the synergies projected by the management of Plum Creek to result from the transaction and adjustments to the Weyerhaeuser forecasts is set forth in the section entitled “—Plum Creek’s Reasons for the Merger; Recommendation of the Plum Creek Board” beginning on page 65. This information is based on numerous variables and assumptions that are inherently uncertain. See the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 29 and “Risk Factors” beginning on page 31.

Historical Stock Trading Analysis

Goldman Sachs reviewed the historical trading prices and volumes for Plum Creek common stock and Weyerhaeuser common shares for the 3-year period ended November 5, 2015, which ranged from $54.40 to $37.31 per share of Plum Creek common stock and $36.69 to $24.99 per Weyerhaeuser common share. In addition, Goldman Sachs analyzed the exchange ratio compared to the relative values of Plum Creek common stock and Weyerhaeuser common shares and noted the following:

	Exchange Ratio	Implied Share Price	Implied Plum Creek Ownership
November 5, 2015	1.32x	$41.07	31%
Proposed Transaction	1.60x	$49.73	35%

Plum Creek Illustrative Discounted Cash Flow Analysis

Using the Forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis on Plum Creek. Using discount rates ranging from 5.75% to 6.25%, reflecting estimates of Plum Creek’s weighted average cost of capital, Goldman Sachs discounted to present value as of September 30, 2015 (1) estimates of unlevered free cash flow for Plum Creek, which is Adjusted EBITDA less the sum of taxes, capital expenditures and increases in net working capital, for the fourth quarter of 2015 and years 2016 through 2020 and (2) a range of illustrative terminal values for Plum Creek, which were calculated by applying perpetuity growth rates ranging from 2.25% to 2.75%, to terminal year estimates of the unlevered free cash flow for Plum Creek, as reflected in the Forecasts. Stock-based compensation was treated as a cash expense for purposes of calculating unlevered free cash flow. Goldman Sachs derived ranges of illustrative enterprise values for Plum Creek by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for Plum Creek net debt as of September 30, 2015, in each case, as provided by the management of Plum Creek to derive a range of illustrative equity values for Plum Creek. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of Plum Creek, as provided by the management of Plum Creek. As set forth in the November 6 Presentation, this analysis indicated a range of illustrative values per share of Plum Creek common stock of $42.00 to $56.00 and using the Final Plum Creek Unlevered Free Cash Flow Estimates, this analysis indicated a range of illustrative values per share of Plum Creek common stock of $41.00 to $54.00.

Plum Creek Illustrative Future Share Price and Total Return Analysis

Goldman Sachs performed an illustrative analysis of the implied future value and total return per share of the Plum Creek common stock using the Forecasts and publicly available information. For this analysis, Goldman Sachs derived implied future values per share of Plum Creek common stock by applying per share multiples of price to one-year forward funds available for distribution, or FAD, ranging from 19.0x to 21.0x for each of the years 2016 through 2018. Goldman Sachs then assumed that all dividends were paid out and counted toward the total return per share and discounted these estimated future share prices of Plum Creek common stock and dividends to September 30, 2015 using an illustrative discount rate of 6.7%, reflecting an estimate of Plum Creek’s cost of equity, to derive a range of illustrative present values of $40.45 to $48.25 per share of Plum Creek common stock.

Weyerhaeuser Illustrative Discounted Cash Flow Analysis

Using the Forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis on Weyerhaeuser. Using discount rates ranging from 5.75% to 6.25%, reflecting estimates of Weyerhaeuser’s weighted average cost of capital, Goldman Sachs discounted to present value as of September 30, 2015 (1) estimates of unlevered free cash flow for Weyerhaeuser, which is Adjusted EBITDA less the sum of taxes, capital expenditures, increases in net working capital and other adjustments (including pensions and post retirement cash contributions) for the fourth quarter of 2015 and years 2016 through 2019, as reflected in the Forecasts, and (2) a range of illustrative terminal values for Weyerhaeuser, which were calculated by applying perpetuity growth rates ranging from 2.25% to 2.75%, to terminal year estimates of the unlevered free cash flow for Weyerhaeuser, as reflected in the Forecasts. For purposes of the estimates of unlevered free cash flow for Weyerhaeuser, at the direction of Plum Creek management, taxes were calculated by applying a rate of 38% to Weyerhaeuser’s estimated earnings before interest and taxes attributable to Weyerhaeuser’s businesses conducted through one or more of its taxable REIT subsidiaries and stock-based compensation was treated as a cash expense. Goldman Sachs derived ranges of illustrative enterprise values for Weyerhaeuser by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative enterprise values derived, Weyerhaeuser net debt as of September 30, 2015, in each case, as provided by the management of Weyerhaeuser to derive a range of illustrative equity values for Weyerhaeuser. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of Weyerhaeuser, as provided by the management of Weyerhaeuser, to derive a range of illustrative present values of $32.00 to $44.00 per share of Weyerhaeuser common shares.

Illustrative Present Value of Cost Synergies Analysis

Using the Synergies, Goldman Sachs prepared an illustrative present value of the projected cost synergies. Using discount rates ranging from 5.75% to 6.25%, reflecting estimates of the combined company’s weighted average cost of capital, Goldman Sachs discounted to present value as of September 30, 2015 (1) estimates of unlevered free cash flow for the projected cost synergies for years 2016 through 2019, as reflected in the Synergies, and (2) a range of illustrative terminal values which were calculated by applying perpetuity growth rates ranging from 2.25% to 2.75%, to terminal year estimates of the unlevered free cash flow for the projected cost synergies, as reflected in the Synergies. Goldman Sachs derived ranges of illustrative present values of the projected cost synergies by adding the ranges of present values it derived above. Goldman Sachs then divided the range of illustrative present values it derived by the number of fully diluted outstanding shares of the combined company and applied an exchange ratio of 1.60x to derive a range of illustrative present values of projected cost synergies of $4.00 to $5.00 per share of Plum Creek common stock.

Illustrative Pro Forma Merger Analysis

Using the Forecasts, including the Synergies and the $2.5 billion share repurchase, and other publicly available information as of November 5, 2015, Goldman Sachs prepared analyses of the potential financial impact of the transaction. For each of the fiscal years 2016 through 2018, Goldman Sachs compared the projected FAD per share of the Weyerhaeuser common shares, on a standalone basis, to the projected FAD per common share of the combined company. This analysis indicated that the transaction would be accretive to the estimated FAD per Weyerhaeuser common share in the years 2016 to 2018.

Illustrative Pro Forma Discounted Cash Flow Analysis

Using the Forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis on the combined company. Using discount rates ranging from 5.75% to 6.25%, reflecting estimates of Plum Creek’s and Weyerhaeuser’s weighted average cost of capital, Goldman Sachs discounted to present value as of September 30, 2015 estimates of unlevered free cash flows for Weyerhaeuser and Plum Creek (respectively on a standalone basis) and derived ranges of the illustrative equity values of Plum Creek and Weyerhaeuser. Goldman

Sachs divided the sum of (1) the illustrative standalone equity values of Plum Creek and Weyerhaeuser and (2) the illustrative present value of projected cost synergies of the combined company, by the number of fully diluted outstanding shares of the combined company and applied an exchange ratio of 1.60x, to derive a range of illustrative present values per share of $52.00 to $70.00 per share of Plum Creek common stock.

Illustrative Pro Forma Future Share Price and Total Return Analysis

Using the Forecasts, including the Synergies and the $2.5 billion share repurchase, and publicly available information as of November 5, 2015, Goldman Sachs performed a pro forma illustrative analysis of the future share price and total return per share of the combined company. For the purposes of this analysis, Goldman Sachs calculated the pro-forma future values per common share for the combined company by applying per share multiples of price to one-year forward FAD ranging from 18.0x to 20.0x for each of the years 2016 through 2018. Goldman Sachs then assumed that all dividends were paid out and counted toward the total return per share and discounted these estimated future share prices of the combined company and dividends to September 30, 2015 using an illustrative discount rate of 7.1%, reflecting an estimate of the cost of equity for the combined company, to derive a range of illustrative present values for the combined company of $46.45 to $56.90 per share of Plum Creek common stock.

Illustrative Contribution Analysis

Using the Forecasts and publicly available information, Goldman Sachs reviewed specific historical and estimated future operating and financial information including, among other things, earnings before interest, taxes, depreciation, depletion and amortization (referred to as “Adjusted EBITDA”), FAD and net asset value (referred to as “NAV”) for Plum Creek, Weyerhaeuser and the combined company resulting from the merger based on the Forecasts and publicly available information. The following table presents the results of the analysis:

Contribution Analysis
	Year	Weighted Contribution		Implied Exchange Ratio
		Weyerhaeuser	Plum Creek
Adjusted EBITDA	2015E	73%	27%	1.1x
	2016E	78%	22%	0.8
	2017E	78%	22%	0.8
	2018E	77%	23%	0.9
	2019E	77%	23%	0.9

FAD	2015E	54%	46%	2.5x
	2016E	65%	35%	1.6
	2017E	65%	35%	1.6
	2018E	65%	35%	1.6
	2019E	67%	33%	1.4

NAV	Consensus Median	71%	29%	1.2x

Discounted Cash Flow	Midpoint (1)	70%	30%	1.3x

Market Cap	November 5, 2015	69%	31%	1.3x
	Proposed Transaction	65%	35%	1.6

(1)	Based on the midpoint on the discounted cash flow analyses for each of Weyerhaeuser common shares and Plum Creek common stock, excluding the Synergies.

Implied Premia of Precedent Transactions

Goldman Sachs reviewed and analyzed the acquisition premia for certain publicly disclosed sale transactions involving all stock consideration with a transaction value of greater than $500 million, calculated relative to the target’s closing share price one day prior to the announcement, based on information obtained from Thomson SDC. Using such data for such selected transactions, for the years 2004 to 2015 (through November 5, 2015), Goldman Sachs calculated the average acquisition premia for these transactions for the applicable years and the following table summarizes the results of this analysis:

Consideration (Number of Transactions)	Average Acquisition Premia One Day Prior to Announcement
All Stock (124)	18%
All Stock/REIT Only (6)	9%

Plum Creek Illustrative Leveraged Buyout Analysis

Goldman Sachs performed an illustrative leveraged buyout analysis using the Forecasts and publicly available historical information. Goldman Sachs assumed a range of illustrative internal rate of returns of 15% to 25% to a hypothetical financial buyer, derived by Goldman Sachs utilizing its professional judgment and experience. Goldman Sachs assumed an exit at the end of 2020 at exit multiples of enterprise value to trailing Adjusted EBITDA multiples of 19.0x to 23.0x, which reflect illustrative implied prices at which a hypothetical financial buyer might exit its investment through a sale transaction. This illustrative range of exit multiples was derived by Goldman Sachs utilizing its professional judgment and experience, taking into account historical average enterprise value to trailing Adjusted EBITDA multiples for the Plum Creek common stock during the five-year period ended November 5, 2015. As set forth in the November 6 Presentation, this analysis resulted in a range of implied purchase prices of $26.00 to $43.00 per share of Plum Creek common stock and using the corrected LBO Calculation, there would have been no change to the range.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Plum Creek or Weyerhaeuser or the contemplated transaction.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Plum Creek board as to the fairness from a financial point of view to the holders (other than Weyerhaeuser and its affiliates) of Plum Creek common stock of the exchange ratio pursuant to the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Plum Creek, Weyerhaeuser, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The exchange ratio was determined through arm’s-length negotiations between Plum Creek and Weyerhaeuser and was approved by the Plum Creek board. Goldman Sachs provided advice to Plum Creek during these negotiations. Goldman Sachs did not recommend any specific exchange ratio to Plum Creek or the Plum Creek board or that any specific exchange ratio constituted the only appropriate exchange ratio for the transaction.

As described in the section entitled “—Plum Creek’s Reasons for the Merger; Recommendation of the Plum Creek Board” beginning on page 65, Goldman Sachs’ opinion to the Plum Creek board was one of many factors taken into consideration by the Plum Creek board in making its determination to approve the merger agreement.

The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex C.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Plum Creek, Weyerhaeuser, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the merger agreement for the accounts of Goldman Sachs and its affiliates and employees and their customers. Goldman Sachs acted as financial advisor to Plum Creek in connection with, and participated in certain of the negotiations leading to, the transaction contemplated by the merger agreement. Goldman Sachs has provided certain investment banking services to Plum Creek and its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation. During the two-year period ended November 6, 2015, the Investment Banking Division of Goldman Sachs has not provided any financial advisory or underwriting services to Weyerhaeuser or its affiliates for which it has received compensation. Goldman Sachs may also in the future provide investment banking services to Plum Creek, Weyerhaeuser and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation.

Following the announcement of the proposed merger, Goldman Sachs requested and received from Plum Creek permission to discuss with Weyerhaeuser, and thereafter potentially participate in, the announced post-closing $2.5 billion share repurchase by Weyerhaeuser, and the provision of financing, which financing would likely be used, at least in part, to fund the share repurchase.

The Plum Creek board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transaction. Pursuant to a letter agreement dated October 22, 2015, Plum Creek engaged Goldman Sachs to act as its financial advisor in connection with the contemplated transaction. Pursuant to the terms of this engagement letter, Plum Creek has agreed to pay Goldman Sachs a transaction fee which is currently estimated to be approximately $40.4 million (determined by using the average of the last sales prices for the Plum Creek common stock and the Weyerhaeuser common shares on the five trading days ending November 23, 2015), of which a $4 million study fee was payable upon the presentation by Goldman Sachs to the Plum Creek board of the results of the study undertaken to enable Goldman Sachs to render its opinion and the remaining balance of which is payable immediately prior to completion of the transaction. In addition, Plum Creek has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Financial Interests of Weyerhaeuser Directors and Officers in the Merger

In considering the recommendation of the Weyerhaeuser board that Weyerhaeuser shareholders vote to approve the share issuance proposal, you should be aware that certain of Weyerhaeuser’s directors and executive officers have interests in the merger that are in addition to, or different from, the interests of other Weyerhaeuser shareholders. The Weyerhaeuser board was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in adopting and approving the merger agreement and in recommending the approval of the share issuance proposal and the Weyerhaeuser adjournment proposal. Following completion of the merger, certain members of the Weyerhaeuser board will continue to be directors of the combined company and certain executive officers of Weyerhaeuser will continue to be executive officers of the combined company, as further described in the section entitled “—Board of Directors Following the Merger” beginning on page 99.

Weyerhaeuser’s directors and executive officers will not receive any special compensation the payment of which is contingent upon completion of the merger. Certain of Weyerhaeuser’s executive officers may receive compensation under Weyerhaeuser’s executive compensation programs attributable to additional responsibilities in connection with the merger and subsequent integration process. Weyerhaeuser’s director and executive compensation programs are described in further detail in Weyerhaeuser’s Proxy Statement on Schedule 14A, filed with the SEC on April 1, 2015 and incorporated by reference into this joint proxy statement/prospectus.

Financial Interests of Plum Creek Directors and Officers in the Merger

Certain of Plum Creek’s directors and executive officers have interests in the merger that are in addition to, or different from, the interests of other Plum Creek stockholders. The Plum Creek board was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement and the merger, and in approving the merger agreement and the merger and in recommending the approval of the merger proposal, the Plum Creek adjournment proposal and the compensation proposal. For purposes of the Plum Creek agreements and plans described below, to the extent applicable, the completion of the transactions contemplated by the merger agreement will constitute a change of control, change in control or term of similar meaning. These interests are described in further detail below.

In addition, following completion of the merger, certain members of the Plum Creek board will serve as directors of the combined company and certain executive officers of Plum Creek will serve as executive officers of the combined company, as further described in the section entitled “—Board of Directors Following the Merger” beginning on page 99.

Treatment of Plum Creek Stock Options and Other Equity-Based Awards

Certain Plum Creek executive officers hold one or more of the following awards: options to purchase shares of Plum Creek common stock (referred to as “Plum Creek Options”), Plum Creek restricted stock units (referred to as “Plum Creek RSUs”), and Plum Creek value management awards (referred to as “Plum Creek VMAs”). In addition, certain Plum Creek non-employee directors hold stock units credited to their accounts under the Plum Creek Timber Company, Inc. Deferral Plan that are payable in shares of Plum Creek common stock or whose value is determined by reference to the value of Plum Creek common stock (referred to as “Plum Creek DSUs”).

Upon completion of the merger, outstanding Plum Creek Options and other equity-based awards, whether vested or unvested, will be treated as follows:

•	Plum Creek Options. Each Plum Creek Option that is outstanding immediately prior to the completion of the merger, whether vested or unvested, will be assumed by Weyerhaeuser and converted into an option, on the same terms and conditions as were applicable under the corresponding Plum Creek Option, to acquire a number of Weyerhaeuser common shares equal to the product (rounded down to the nearest whole number) of (1) the number of shares of Plum Creek common stock subject to the Plum Creek Option immediately prior to the completion of the merger and (2) 1.60, at an exercise price per share (rounded up to the nearest whole cent) equal to (a) the exercise price per share of Plum Creek common stock of such Plum Creek Option immediately prior to the effective time divided by (b) 1.60.

•	Plum Creek RSUs. Each grant of Plum Creek RSUs that is outstanding as of immediately prior to the completion of the merger, whether vested or unvested, will be assumed by Weyerhaeuser and converted into a grant of restricted stock units, on the same terms and conditions as were applicable under the corresponding grant of Plum Creek RSUs, with respect to a number of Weyerhaeuser common shares determined by multiplying the number of shares of Plum Creek common stock subject to the grant of Plum Creek RSUs by 1.60, rounded down to the nearest whole share.

•	Plum Creek DSUs. Each Plum Creek DSU that is outstanding as of immediately prior to the completion of the merger, whether vested or unvested, will be assumed by Weyerhaeuser and converted into a deferred stock unit, on the same terms and conditions as were applicable under the corresponding Plum Creek DSU, with respect to a number of Weyerhaeuser common shares determined by multiplying the number of shares of Plum Creek common stock subject to the Plum Creek DSU by 1.60, rounded down to the nearest whole share.

•	Plum Creek VMAs (Pre-2015). Each Pre-2015 VMA that is outstanding as of immediately prior to the completion of the merger, whether vested or unvested, will be canceled, with the holder thereof becoming entitled to receive an amount in cash determined by assuming that all applicable performance goals were satisfied at the greater of (1) the target level as set forth in the applicable award agreement and (2) actual performance over a shortened performance period ending as of the completion of the merger, as determined by the Plum Creek board (or, if appropriate, any committee thereof) in good faith consistent with past practices. The payments in respect of Pre-2015 VMAs will be paid as promptly as practicable following, but in no event later than 10 business days after, the completion of the merger, without interest, in accordance with Plum Creek’s payroll procedures.

•	Plum Creek VMAs (Post-2014). Each Post-2014 VMA that is outstanding as of immediately prior to the completion of the merger, whether vested or unvested, will (1) have its performance goals deemed to be satisfied at the greater of (a) the target level as set forth in the applicable award agreement and (b) actual performance over a shortened performance period ending as of the completion of the merger, as determined by the Plum Creek board (or, if appropriate, any committee thereof) in good faith consistent with past practices, and (2) be assumed by Weyerhaeuser and converted into an award on the same terms and conditions as were applicable under the corresponding Post-2014 VMA (including continued service-based vesting requirements, but not including any performance goals, which shall be deemed to be satisfied as described above), with respect to a number of units as set forth in the applicable award agreement.

All such Plum Creek RSUs and Plum Creek VMAs that are converted into corresponding Weyerhaeuser equity awards will vest in full in the event of a termination of employment by Weyerhaeuser without cause or by the awardholder for “good reason”, in each case within the one-year period following the completion of the merger. For these purposes, “good reason” means (1) a reduction of the executive officer’s titles, positions, duties and responsibilities, (2) a reduction in the executive officer’s annual base salary or aggregate compensation and benefits opportunities, or (3) a relocation of the executive officer’s principal place of employment to a location more than 35 miles from the executive officer’s principal place of employment, in each case, as of immediately prior to the completion of the merger. Plum Creek’s executive officers may also be entitled to accelerated vesting of their equity awards in the event of a qualifying termination pursuant to their individual change in control agreements, as described in the section entitled “—Change in Control Agreements” beginning on page 95. All Plum Creek Options and Plum Creek DSUs are fully vested as of the date of this joint proxy statement/prospectus. As a result of the conversion of Plum Creek RSUs and Post-2014 VMAs into Weyerhaeuser equity awards, Plum Creek’s executive officers will have a financial interest in the performance of the combined company.

The table below sets forth, for each Plum Creek non-employee director and executive officer, the number of (1) Plum Creek Options, (2) Plum Creek RSUs, (3) Plum Creek DSUs and (4) Plum Creek VMAs held by such non-employee directors and executive officers as of the date of this joint proxy statement/prospectus, other than any Plum Creek RSUs or Plum Creek VMAs that are expected to vest pursuant to their terms prior to March 31, 2016, the assumed closing date of the merger solely for purposes of this transaction-related compensation disclosure. The table below also sets forth the estimated value, per individual, in respect of such equity awards at the effective time of the merger, with such amounts calculated by multiplying the number of shares subject to the Plum Creek Options, Plum Creek RSUs and Plum Creek DSUs by $46.63 (the average closing market price of Plum Creek common stock over the first five business days following the first public announcement of the transaction on November 8, 2015), less the applicable exercise price in the case of the Plum Creek Options. The table below also sets forth the value of the Plum Creek VMAs, assuming the performance goals of (a) the Pre-2015 VMAs are achieved at target level ($100 per VMA unit) and (b) the Post-2014 VMAs are achieved at estimated actual performance ($182 per VMA unit). The amounts shown in the table below also do not attempt to forecast any grants, exercises, dividends, additional deferrals or forfeitures of Plum Creek equity awards following the date of this joint proxy statement/prospectus.

	Plum Creek Equity Awards
Name	Options (#)	RSUs (#)	DSUs (#)	VMAs (#)	Estimated Value ($)
Executive Officers
Barbara Crowe	—	3,800	—	5,100	900,394
Russell Hagen	44,000	9,750	—	13,500	2,723,083
Rick Holley	660,000	60,875	—	82,500	19,817,401
James Kilberg	—	10,325	—	13,400	2,395,455
James Kraft	51,000	5,550	—	7,550	1,753,277
David Lambert	55,000	11,075	—	15,000	3,110,077
Thomas Lindquist	17,500	27,625	—	37,500	6,726,053
Larry Neilson	78,000	10,325	—	13,400	3,013,275
Timothy Punke	—	9,125	—	6,500	1,362,499
Non-Employee Directors
Michelle Goldberg	—	—	289	—	13,476
Robin Josephs	—	—	—	—	—
Sara Grootwassink Lewis	—	—	3,753	—	175,002
John McDonald	—	—	—	—	—
Robert McLeod	—	—	—	—	—
John Morgan, Sr.	—	—	—	—	—
Mark Racicot	—	—	—	—	—
Lawrence Selzer	—	—	—	—	—
Stephen Tobias	—	—	11,073	—	516,334
Martin White	—	—	—	—	—

Arrangements with Weyerhaeuser

Except as set forth below, as of the date of this joint proxy statement/prospectus, there are no employment, equity contribution or other agreements, arrangements or understandings between any Plum Creek non-employee directors or executive officers, on the one hand, and Weyerhaeuser, on the other hand. The merger is not conditioned upon any non-employee director or executive officer of Plum Creek entering into any such agreements, arrangements or understandings.

Plum Creek and Weyerhaeuser intend to enter into a letter agreement with Mr. Lindquist acknowledging that Mr. Lindquist’s contemplated role following the closing of Executive Vice President, Real Estate, Energy and Natural Resources would constitute a material reduction in Mr. Lindquist’s current authority, duties and responsibilities, giving rise to “good reason” under the change in control agreement described below in the section entitled “—Change in Control Agreements” beginning on page 95. The parties would further acknowledge that if Mr. Lindquist does not accept the above-mentioned role or his employment is terminated for any reason within the 24-month period following the closing, he would be entitled to severance benefits as a result of a “qualifying termination” under his change in control agreement, subject to the conditions set forth therein.

The merger agreement provides for certain indemnification and insurance rights for former and present directors and officers of Plum Creek or any Plum Creek subsidiary. See “—Financial Interests of Plum Creek Directors and Officers in the Merger—Indemnification and Insurance” beginning on page 98.

Change in Control Agreements

Plum Creek expects to enter into change in control agreements with each Plum Creek executive officer. For purposes of this joint proxy statement/prospectus, we assume that the Plum Creek executive officers will enter into substantially identical change in control agreements with Plum Creek prior to the effective time of the merger with the terms and conditions that were approved by the Plum Creek board in connection with its approval of the merger and the merger agreement.

The change in control agreements provide that, in connection with an executive officer’s termination of employment by Plum Creek without cause or by the executive officer for “good reason” within 24 months following a change in control of Plum Creek (referred to as a “qualifying termination”), the executive officer shall receive the following severance pay and benefits:

•	lump sum payment equal to three times the executive’s highest rate of annualized base salary in effect at any time up to and including the termination date;

•	lump sum payment equal to three times the executive’s target annual bonus established for the bonus plan year in which the termination date occurs (or, if higher, the target annual bonus established for the bonus plan year in which the change in control occurs);

•	lump sum payment of the executive’s pro-rated target annual bonus for the bonus plan year in which termination occurs;

•	lump sum payment of $75,000 for replacement health and welfare coverage (net of required payroll and income tax withholding);

•	reimbursement of up to $20,000 in costs for outplacement services incurred by the executive within the two-year period after the termination date;

•	full vesting of benefits under supplemental retirement plans in which the executive participates, calculated assuming employment continued following the termination date for three additional years; and

•	full vesting of unvested stock options and restricted stock units and vesting at target of performance-based equity awards.

Notwithstanding the change in control benefits described above, any Pre-2015 VMAs held by a Plum Creek executive officer will be converted upon completion of the merger into the right to receive a cash payment, as described in the section entitled “—Treatment of Plum Creek Stock Options and Other Equity-Based Awards” beginning on page 114.

The change in control agreements do not include any “golden parachute” tax gross-up payments in the event the executive officer is subject to the excise tax under Section 4999 of the Code, and instead require that benefits be reduced to avoid such excise tax unless the executive officer will receive higher after-tax amounts if there is no such reduction. The severance payments and benefits above are subject to the executive officer entering into a release of claims and restrictive covenant agreement, including a confidentiality covenant, two-year non-solicitation covenant and two-year non-competition covenant. If the executive officer violates any of these covenants, the executive officer would (1) forfeit rights to any unpaid amounts under the change in control agreement and (2) be required to repay Plum Creek (or any successor) an amount equal to the economic value of the severance payments and benefits already provided to the executive.

For purposes of the change in control agreements, “good reason” means, with respect to the applicable Plum Creek executive officer: (1) a material reduction in his or her authority, duties or responsibilities existing immediately prior to the change in control; (2) a required relocation of 50 miles or more within two years following a change in control; (3) a material reduction of his or her base salary as in effect immediately prior to the change in control; (4) a material reduction in the benefits coverage in the aggregate provided immediately prior to the change in control (unless his or her overall benefits coverage is substantially consistent with the average level of benefits coverage provided to similarly situated employees of the acquiror); (5) a material reduction in his or her level of participation, including target-level opportunities, in any short- and/or long-term incentive compensation plans in which he or she participates as of the effective date of the change in control agreement, or a material increase in the relative difficulty of the measures used to determine the payouts under such plans (unless substantially consistent with the level of participation or difficulty of the measures applicable to similarly situated employees of the acquiror); or (6) the failure to obtain a satisfactory agreement from any successor to Plum Creek to assume and agree to perform the change in control agreement.

For an estimate of the value of the amounts that would be payable to each of the Plum Creek named executive officers pursuant to the agreements described above, assuming solely for purposes of this transaction-related compensation disclosure that the effective time of the merger occurred on March 31, 2016, and each named executive officer experienced a qualifying termination, see the section entitled “—Golden Parachute Compensation” beginning on page 96. We estimate that the aggregate amount of the severance payments and benefits described above that would be paid or become payable to Plum Creek’s four other executive officers if the effective time of the merger occurred on March 31, 2016 and they all experienced a qualifying termination at such time would be $3,066,594 for Barbara Crowe, $4,839,243 for Russell Hagen, $3,519,997 for James Kraft and $3,463,899 for Timothy Punke.

Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding certain compensation that will or may be paid or become payable to each of Plum Creek’s “named executive officers” (as identified in accordance with SEC regulations) and that is based on or otherwise relates to the merger. For additional details regarding the terms of the payments described below, see the section entitled “—Financial Interests of Plum Creek Directors and Officers in the Merger” beginning on page 92.

The amounts listed below are estimates based on assumptions that may or may not actually occur, including the assumption that (1) the effective time of the merger occurs on March 31, 2016, (2) each named executive officer experiences a qualifying termination at the effective time of the merger and (3) the value of Plum Creek’s common stock at the effective time of the merger is $46.63 (the average closing market price over the first five business days following the first public announcement of the merger on November 8, 2015, as required by Item 402(t) of Regulation S-K). The amounts listed below do not reflect certain compensation actions that may occur before the completion of the merger, including annual equity awards, merit increases or acceleration of payment or vesting for tax planning purposes with respect to Sections 280G and 4999 of the Code. The amounts in the table below do not include any Plum Creek RSUs or Plum Creek VMAs that are expected to vest pursuant to their terms prior to March 31, 2016. For these reasons, the actual amounts, if any, to be received by a named executive officer may differ from the amounts set forth below.

	Cash(1)	Equity(2)	Pension/ NQDC(3)	Perquisites/ Benefits(4)	Total
Named Executive Officer
Rick Holley	$6,575,000	$14,573,601	$1,880,000	$95,000	$23,123,601
Thomas Lindquist	$3,821,625	$6,637,154	$1,210,000	$95,000	$11,763,779
David Lambert	$2,553,600	$2,672,427	$1,700,000	$95,000	$7,021,027
James Kilberg	$2,256,800	$2,395,455	$240,000	$95,000	$4,987,255
Larry Neilson	$2,268,000	$2,395,455	$230,000	$95,000	$4,988,455

(1)

Cash. As described in the section entitled “—Change in Control Agreements” beginning on page 95, represents a lump sum payment by Plum Creek (or its successor) equal to three times the sum of the named executive officer’s (a) highest rate of annualized base salary in effect at any time up to and including the termination date, plus (b) target annual bonus established for the bonus plan year in which the termination date occurs. Also includes a lump sum payment by Plum Creek (or its successor) in an amount equal to the named executive officer’s pro-rated target annual bonus for the bonus plan year in which termination occurs. These amounts are “double trigger” payments (that is, they are payable upon a qualifying termination that occurs within 24 months following a change in control), calculated as follows:

	Base Salary Multiple	Target Bonus Multiple	Pro Rata Bonus	Value of All Cash Payments
Named Executive Officers
Rick Holley	$3,000,000	$3,300,000	$275,000	$6,575,000
Thomas Lindquist	$1,935,000	$1,741,500	$145,125	$3,821,625
David Lambert	$1,368,000	$1,094,400	$91,200	$2,553,600
James Kilberg	$1,209,000	$967,200	$80,600	$2,256,800
Larry Neilson	$1,215,000	$972,000	$81,000	$2,268,000

(2)	Equity. As described in the section entitled “—Treatment of Plum Creek Stock Options and Other Equity-Based Awards” beginning on page 114, represents the value of the Plum Creek RSUs and Plum Creek VMAs, vesting on an accelerated basis, calculated as follows:

	Value of RSUs(a)	Value of Pre-2015 VMAs(b)	Value of Post-2014 VMAs(c)	Value of All Equity Awards
Named Executive Officers
Rick Holley	$2,838,601	$4,000,000	$7,735,000	$14,573,601
Thomas Lindquist	$1,288,154	$1,800,000	$3,549,000	$6,637,154
David Lambert	$516,427	$700,000	$1,456,000	$2,672,427
James Kilberg	$481,455	$640,000	$1,274,000	$2,395,455
Larry Neilson	$481,455	$640,000	$1,274,000	$2,395,455

(a)	RSUs. Represents the value of shares subject to Plum Creek RSUs that would accelerate on a “double-trigger” basis in connection with the named executive officer’s qualifying termination following completion of the merger, calculated at a per share value of $46.63, multiplied by the number of shares of Plum Creek common stock subject to the Plum Creek RSUs awarded to the named executive officer.

(b)	Pre-2015 VMAs. Represents the cash value of the outstanding Pre-2015 VMAs that would accelerate on a “single-trigger” basis upon completion of the merger, calculated assuming achievement of the performance goals at target level ($100 per VMA unit), multiplied by the number of Pre-2015 VMA units awarded to the named executive officer.

(c)	Post-2014 VMAs. Represents the cash value of the Post-2014 VMAs that would accelerate on a “double-trigger” basis in connection with the named executive officer’s qualifying termination following the completion of the merger, calculated assuming achievement of the performance goals at estimated actual performance ($182 per VMA unit), multiplied by the number of Post-2014 VMA units awarded to the named executive officer.

(3)

Pension/NQDC. As described in the section entitled “—Change in Control Agreements” beginning on page 95, represents the value of three additional years of vesting of benefits under the Plum Creek supplemental retirement plan in which each named executive officer participates. Messrs. Holley and Lindquist participate in the Plum Creek Supplemental Benefits Plan – Pension (referred to as the “Supplemental Benefits Plan”). Messrs. Lambert, Kilberg and Neilson participate in the Plum Creek Timber Company, L.P. Key Employee Supplemental Pension Plan (referred to as the “Supplemental Pension Plan”). These benefits are “double-trigger” benefits, as described above. Vested amounts under the Supplemental Benefits Plan and Supplemental Pension Plan are paid by Plum Creek (or its successor) in a lump sum within a reasonable time after the date that is six months after the named executive officer’s termination date, and in no event later than two and one-half months after the end of the calendar year which contains the six-month anniversary of the named executive officer’s termination date. For each named executive officer, the amount listed above is calculated as follows:

	Supplemental Benefits Plan	Supplemental Pension Plan	Value of All Pension/ NQDC
Named Executive Officers
Rick Holley	$1,880,000	$—	$1,880,000
Thomas Lindquist	$1,210,000	$—	$1,210,000
David Lambert	$—	$1,700,000	$1,700,000
James Kilberg	$—	$240,000	$240,000
Larry Neilson	$—	$230,000	$230,000

(4)	Perquisites/Benefits. As described in the section entitled “—Change in Control Agreements” beginning on page 95, represents (a) a lump sum cash payment by Plum Creek (or its successor) for replacement health and welfare coverage and (b) reimbursement by Plum Creek (or its successor) for the cost of outplacement services incurred by the named executive officer within the two-year period after the termination date, which payments are “double-trigger” payments as described above, calculated as follows:

	Health & Welfare Payment(a)	Outplacement Services	Value of All Perquisites/ Benefits
Named Executive Officers
Rick Holley	$75,000	$20,000	$95,000
Thomas Lindquist	$75,000	$20,000	$95,000
David Lambert	$75,000	$20,000	$95,000
James Kilberg	$75,000	$20,000	$95,000
Larry Neilson	$75,000	$20,000	$95,000

(a)	This payment will be made to the named executive officer net of required payroll or income tax withholding.

Indemnification and Insurance

The merger agreement provides that Weyerhaeuser will indemnify, defend and hold harmless, to the fullest extent permitted under applicable law, each former and present director or officer of Plum Creek or any of its subsidiaries, as the case may be (referred to as an “indemnified party”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses incurred in connection with any suit, action or other proceeding with respect to matters existing or occurring at or prior to the effective time of the merger, arising out of or pertaining to the fact that the Plum Creek indemnified party is or was an officer or director of Plum Creek or any of its subsidiaries or is or was serving at the request of Plum Creek or any of its subsidiaries as a director or officer of another person, whether asserted or claimed prior to, at or after the effective time of the merger as provided in Plum Creek’s or any of its subsidiaries’ respective certificates of incorporation or by-laws (or comparable organizational documents) as in effect on the date of the merger agreement and any indemnification or other similar agreements of Plum Creek or any of its subsidiaries, in each case as in effect on the date of the merger agreement.

The merger agreement requires that Weyerhaeuser purchase and maintain for six years following the merger a “tail” directors’ and officers’ liability insurance policy covering Plum Creek and its current and former directors and officers who are currently covered by the directors’ and officers’ liability insurance currently maintained by Plum Creek on terms and conditions not less favorable to the insured persons and at a cost not to exceed $1.8 million.

The merger agreement also requires that, for a period of six years from the effective time of the merger and subject to restrictions on amendment or repeal unless otherwise required by law, the charter and bylaws of the combined company will contain provisions no less favorable with respect to indemnification, advancement of expenses and limitations on liability of directors and officers than are set forth in the charter or by-laws of Plum Creek and the Plum Creek subsidiaries.

Board of Directors Following the Merger

Pursuant to the merger agreement, at the time the merger becomes effective (1) the Weyerhaeuser board will be expanded from 10 directors to 13 directors, consisting of eight directors from Weyerhaeuser and five directors from Plum Creek, and (2) Rick R. Holley, the current chief executive officer of Plum Creek, will be appointed as non-executive chairman of the Weyerhaeuser board. Doyle R. Simons, the current chief executive officer of Weyerhaeuser, will remain as the chief executive officer of Weyerhaeuser and remain on the Weyerhaeuser board following completion of the merger.

U.S. Federal Income Tax Consequences of the Merger

The following is a summary of U.S. federal income tax consequences of the merger generally applicable to U.S. Holders (as defined below) of Plum Creek common stock. There will be no U.S. federal income tax consequences of the merger to a holder of Weyerhaeuser common shares as a result of the merger.

This discussion addresses only holders of Plum Creek common stock who hold their shares as a capital asset within the meaning of the Code (generally, property held for investment). This discussion does not address any non-income taxes or any foreign, state or local tax consequences of the merger, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010 (Section 1411 of the Code). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to holders of Plum Creek common stock in light of their particular circumstances or to holders subject to special rules (including a holder that is a financial institution; a pension plan or other tax-exempt organization; a partnership or an entity treated as a partnership for U.S. federal income tax purposes, an S corporation or other pass-through entity (or an investor therein); an insurance company; a regulated investment company or REIT; a dealer or broker in stocks and securities, or currencies; a trader in securities that elects mark-to-market treatment; a person that is subject to the alternative minimum tax provisions of the Code; a holder of Plum Creek common stock that received Plum Creek common stock through the exercise of an employee stock option, through a tax-qualified retirement plan or otherwise as compensation; a person that is not a U.S. Holder (as defined below); a person that has a functional currency other than the U.S. dollar; a holder of Plum Creek common stock that holds Plum Creek common stock as part of a hedge, straddle, constructive sale, conversion or other integrated transaction; or a United States expatriate or person that has ceased to be a U.S. citizen or lawful permanent resident of the United States). This discussion is based on the Code, applicable Treasury regulations, administrative interpretations and court decisions, each as in effect as of the date of this joint proxy statement/prospectus and all of which are subject to change, possibly with retroactive effect. Any such change could affect the validity of this discussion.

For purposes of this discussion, a “U.S. Holder” is:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (1) that is subject to the primary supervision of a court within the United States and all the substantial decisions of which are controlled by one or more U.S. persons or (2) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A person that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder”.

If a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Plum Creek common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partners of partnerships holding Plum Creek common stock should consult their own tax advisors.

THE FOLLOWING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL OF THE POTENTIAL TAX CONSEQUENCES OF THE MERGER. PLEASE CONSULT YOUR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES.

General

Weyerhaeuser and Plum Creek intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Weyerhaeuser’s obligation to complete the merger that Weyerhaeuser receive an opinion from Covington, tax counsel to Weyerhaeuser, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Plum Creek’s obligation to complete the merger that Plum Creek receive an opinion from Skadden, tax counsel to Plum Creek, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

These opinions will be based on customary assumptions and representations from Weyerhaeuser and Plum Creek, as well as certain covenants and undertakings by Weyerhaeuser and Plum Creek, including the assumption that the merger will be completed in the manner described in the merger agreement and this joint proxy statement/prospectus. If any of the assumptions, representations, covenants or undertakings is incorrect, incomplete or inaccurate or is violated, the validity of the opinions described above may be affected and the tax consequences of the merger could differ from those described in this joint proxy statement/prospectus.

An opinion of counsel represents counsel’s best legal judgment but is not binding on the IRS or any court, so there can be no certainty that the IRS will not challenge the conclusions reflected in the opinion or that a court would not sustain such a challenge. Neither Weyerhaeuser nor Plum Creek intends to obtain a ruling from the IRS on the tax consequences of the merger. If the IRS were to successfully challenge the “reorganization” status of the merger, the tax consequences could differ from those described in this joint proxy statement/prospectus.

U.S. Federal Income Tax Consequences to U.S. Holders

Accordingly, and on the basis of the opinions expected to be received in connection herewith, and subject to the discussion below relating to the receipt of cash in lieu of fractional shares:

•	a U.S. Holder of Plum Creek common stock will not recognize any gain or loss upon the exchange of shares of Plum Creek common stock for Weyerhaeuser common shares in the merger;

•	a U.S. Holder of Plum Creek common stock will have a tax basis in the Weyerhaeuser common shares received in the merger equal to the tax basis of the Plum Creek common stock surrendered in exchange therefor; and

•	a U.S. Holder of Plum Creek common stock will have a holding period for Weyerhaeuser common shares received in the merger that includes its holding period for its shares of Plum Creek common stock surrendered in exchange therefor.

Cash in Lieu of Fractional Shares

No fractional Weyerhaeuser common shares will be distributed to holders of Plum Creek common stock in connection with the merger. A U.S. Holder that receives cash in lieu of a fractional Weyerhaeuser common share as part of the merger will generally recognize capital gain or loss measured by the difference between the cash received for such fractional share and the portion of the U.S. Holder’s tax basis in the shares of Plum Creek common stock allocable to the fractional share. Such capital gain or loss will generally be long-term capital gain or loss if the holding period for such shares of Plum Creek common stock is more than one year. Long-term capital gain of certain non-corporate taxpayers, including individuals, is generally taxed at preferential rates. The deductibility of capital losses is subject to limitations.

Tax Opinions from Counsel Regarding REIT Qualification of Weyerhaeuser and Plum Creek

It is a condition to the obligation of Plum Creek to complete the merger that Weyerhaeuser receive an opinion from Covington to the effect that, at all times since Weyerhaeuser’s taxable year ended December 31, 2010 and through the closing date, Weyerhaeuser has been organized and operated in conformity with the requirements for qualification as a REIT under the Code. It is a condition to the obligation of Weyerhaeuser to complete the merger that Plum Creek receive an opinion from Skadden to the effect that, at all times since Plum Creek’s taxable year ended December 31, 1999 and through the closing date, Plum Creek has been organized and operated in conformity with the requirements for qualification as a REIT under the Code. It must be emphasized that these opinions are based on customary assumptions and representations from Weyerhaeuser and Plum Creek, as well as certain covenants and undertakings by Weyerhaeuser and Plum Creek, including covenants that Weyerhaeuser and Plum Creek will at all times operate in accordance with the method of operation described in this joint proxy statement/prospectus, representations and covenants regarding their organization, assets, present and future conduct of business operations, the fair market value of Weyerhaeuser’s and Plum Creek’s investments and other items regarding their ability to meet the various requirements for qualification as a REIT. The opinions also assume that such representations are accurate and complete and that Weyerhaeuser and Plum Creek will take no action inconsistent with their qualification as a REIT.

Neither of the opinions described above will be binding on the IRS or the courts. The combined company intends to continue to operate in a manner to qualify as a REIT following the merger, but there is no guarantee that it will qualify or remain qualified as a REIT. Qualification and taxation as a REIT depends upon the ability of the combined company to meet, through actual annual (or, in some cases, quarterly) operating results, requirements relating to income, asset ownership, distribution levels and diversity of share ownership, and the various REIT qualification requirements imposed under the Code. Given the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations and the possibility of future changes in the circumstances of the combined company, there can be no assurance that the actual operating results of the combined company will satisfy the requirements for taxation as a REIT under the Code for any particular tax year.

Tax Liabilities and Attributes Inherited from Plum Creek

If Plum Creek (or any of its subsidiary REITs) failed to qualify as a REIT for any of its taxable years, Plum Creek (or such subsidiary REIT) would be liable for (and the combined company would be directly or indirectly obligated to pay) U.S. federal income tax on its taxable income at regular corporate rates. Furthermore, after the merger, the asset and income tests will apply to all of the assets of the combined company, including the assets the combined company acquires from Plum Creek, and to all of the income of the combined company, including the income derived from the assets the combined company acquires from Plum Creek. As a result, the nature of the assets that the combined company acquires from Plum Creek and the income the combined company derives from those assets may have an effect on the tax qualification of the combined company as a REIT. In addition, if Plum Creek failed to qualify as a REIT prior to the merger, the combined company would be subject to U.S. federal income tax if, during the 5 years following the merger, the combined company disposed of certain assets that were acquired from Plum Creek in the merger. In this event, the combined company would generally be subject to U.S. federal income tax at the highest regular corporate rate on the built-in-gain (i.e., the excess of the asset’s fair market value over its adjusted tax basis), if any, that existed, with respect to such asset at the time of the merger.

U.S. Federal Income Taxation of Weyerhaeuser and its Shareholders

The following is a summary of the U.S. federal income tax consequences generally applicable to prospective holders of Weyerhaeuser common shares. The discussion does not address the tax consequences that may be relevant to individual shareholders in light of their particular circumstances or any special treatment to which they may be subject under certain U.S. federal income tax laws, such as dealers in securities, traders in securities that elect to mark to market, banks, insurance companies, tax-exempt organizations, except to the extent discussed in the section entitled “—Taxation of Tax-Exempt U.S. Shareholders” beginning on page 109, or non-United States persons, except to the extent discussed in the section entitled “—Taxation of Non-U.S. Shareholders” beginning on page 109. This summary does not address any consequences arising under the laws of any state, local or foreign jurisdiction.

The information in the discussion below is based on current provisions of the Code, existing, temporary and currently proposed Treasury Regulations thereunder, the legislative history of the Code, existing administrative interpretations and practices of the IRS, and judicial decisions, all of which are subject to change either prospectively or retroactively. No assurance can be given that future legislation, Treasury Regulations, administrative interpretations or judicial decisions will not significantly change the current law or adversely affect existing interpretations of current law.

PROSPECTIVE HOLDERS OF WEYERHAEUSER COMMON SHARES ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF WEYERHAEUSER COMMON SHARES.

Taxation of Weyerhaeuser as a REIT

General

Under U.S. federal income tax law, if certain detailed conditions imposed by the Code and the related Treasury Regulations are satisfied, an entity that invests principally in real estate and that would otherwise be subject to tax as a corporation may elect to be treated as a REIT for U.S. federal income tax purposes. These conditions relate, in part, to the nature of the entity’s assets and income. Provided Weyerhaeuser qualifies to be subject to tax as a REIT, it will generally not be subject to U.S. federal corporate income tax on taxable income that it distributes currently to shareholders. This treatment substantially eliminates “double taxation.” Double taxation means taxation once at the corporate level when income is earned and once again at the shareholder level when such income is distributed.

Weyerhaeuser has elected to be treated for tax purposes as a REIT commencing with its taxable year ending on December 31, 2010. Weyerhaeuser believes that it was organized and has operated in such a manner as to qualify for taxation as a REIT, and intends to continue to operate in such a manner. However, the qualification and taxation of Weyerhaeuser as a REIT depends upon the ability of Weyerhaeuser to meet the various qualification tests imposed under the Code, including through actual annual operating results, asset composition, distribution levels and diversity of share ownership, all of the results of which have not been and will not be reviewed by the tax counsel of Weyerhaeuser. Accordingly, the actual results of the operations of the combined company during any particular taxable year may not satisfy those requirements, and no assurance can be given that the combined company will continue to operate in a manner so as to qualify or remain qualified as a REIT.

The sections of the Code and the corresponding Treasury Regulations relating to the taxation of REITs and their shareholders are highly technical and complex. The following discussion sets forth the material aspects of the rules that govern the U.S. federal income tax treatment of a REIT and its shareholders. This summary is based on current United States law, including the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof, all of which are subject to change, which changes may apply retroactively.

Provided Weyerhaeuser qualifies for taxation as a REIT, it will generally not be subject to U.S. federal corporate income taxes on that portion of its ordinary income or capital gain that Weyerhaeuser currently distributes to shareholders. The REIT provisions of the Code generally allow a REIT to deduct dividends paid to its shareholders. This deduction for dividends substantially eliminates the “double taxation” at the corporate and shareholder levels that generally results from investment in a regular corporation. Weyerhaeuser will, however, be subject to U.S. federal income tax under certain circumstances, including the following:

•	Weyerhaeuser will be subject to tax at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. See, however, the section entitled “—Annual Distribution Requirements” beginning on page 106 with respect to its ability to elect to treat as having been distributed to shareholders certain of its capital gains upon which it has paid taxes, in which event so much of the taxes as Weyerhaeuser has paid with respect to such income would be available as a credit or refund to shareholders;

•	Weyerhaeuser may be subject to the “alternative minimum tax” on certain of its items of tax preference;

•	If Weyerhaeuser has (1) net income from the sale or other disposition of “foreclosure property” which is held primarily for sale to customers in the ordinary course of business or (2) other nonqualifying income from foreclosure property, Weyerhaeuser will be subject to tax at the highest corporate rate on such income. In general, foreclosure property is property acquired through foreclosure after a default on a loan secured by the property or on a lease of the property;

•	Weyerhaeuser will be required to pay a 100% tax on any net income from prohibited transactions. In general, prohibited transactions are sales or other taxable dispositions of property, other than foreclosure property, held for sale to customers in the ordinary course of business;

•	If Weyerhaeuser fails to satisfy the 75% gross income test or the 95% gross income test as discussed below, but Weyerhaeuser has maintained its qualification as a REIT because certain other requirements have been met, Weyerhaeuser will be subject to a 100% tax on an amount equal to (1) the gross income attributable to the greater of the amount by which Weyerhaeuser fails the 75% or 95% gross income test multiplied by (2) a fraction intended to reflect its profitability;

•	If Weyerhaeuser fails to satisfy any of the REIT asset tests (other than a de minimis failure of the 5% or 10% asset tests), as described below, provided such failure is due to reasonable cause and not due to willful neglect, and nonetheless maintains its REIT qualification because of specified cure provisions, Weyerhaeuser will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets that caused Weyerhaeuser to fail such test;

•	If Weyerhaeuser fails to satisfy any provision of the Code that would result in its failure to qualify as a REIT (other than a violation of the REIT gross income tests or certain violations of the asset tests described below) and the violation is due to reasonable cause and not due to willful neglect, Weyerhaeuser may retain its REIT qualification but will be required to pay a penalty of $50,000 for each such failure;

•	Weyerhaeuser will be required to pay a 4% excise tax on the amount by which its annual distributions to shareholders are less than the sum of (1) 85% of its REIT ordinary income for the year, (2) 95% of its REIT capital gain net income for the year, other than capital gain income Weyerhaeuser elects to retain and pay tax on, and (3) any undistributed taxable income from prior periods, other than capital gains from such years which Weyerhaeuser elected to retain and pay tax on;

•	Weyerhaeuser may be required to pay a 100% excise tax on items of income and expense that are directly or constructively paid between a REIT and a taxable REIT subsidiary if and to the extent that the IRS successfully adjusts the reported amounts of these items;

•	Weyerhaeuser will have subsidiaries or own interests in other lower-tier entities that are taxable C corporations, including its TRSs, the earnings of which will generally be subject to U.S. federal income tax; and

•	If Weyerhaeuser acquires any asset from a corporation that is or has been a C corporation in a transaction in which the basis of the asset in the hands of Weyerhaeuser is determined by reference to the basis of the asset in the hands of the C corporation, and Weyerhaeuser subsequently recognizes gain on the disposition of the asset during the 5-year period beginning on the date on which Weyerhaeuser acquired the asset, then Weyerhaeuser will be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of (1) the fair market value of the asset over (2) the adjusted basis of Weyerhaeuser in the asset, in each case determined as of the date on which Weyerhaeuser acquired the asset. The results described in this paragraph with respect to the recognition of gain assume that the necessary parties make or refrain from making the appropriate elections under the applicable Treasury Regulations then in effect.

Requirements for Qualification

Weyerhaeuser has elected to be treated as a REIT beginning with its taxable year ended December 31, 2010. In order to continue to qualify as a REIT, Weyerhaeuser must meet the requirements discussed below relating to its organization, sources of income, nature of assets and distributions of income.

Organizational Requirements

Weyerhaeuser’s capital stock must be held by at least 100 persons and no more than 50% of the value of its capital stock may be owned, directly or indirectly, by five or fewer individuals (as specially defined for these purposes) at all times during the last half of the taxable year. For these purposes, an “individual” generally includes a supplemental unemployment compensation benefit plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes, but does not include a qualified pension plan or profit-sharing trust. These ownership requirements apply to Weyerhaeuser beginning in its second taxable year as a REIT and have applied and will continue to apply in each subsequent taxable year. Weyerhaeuser’s articles of incorporation provide for certain restrictions regarding the transfer of its capital stock in order to aid in meeting the stock ownership requirements, but these restrictions cannot insure that Weyerhaeuser will in all cases comply with these ownership requirements.

To avoid a monetary penalty, Weyerhaeuser must request on an annual basis information from its shareholders designed to disclose the actual ownership of its outstanding shares. Weyerhaeuser intends to comply with these requirements.

Income Tests

In order to maintain qualification as a REIT, Weyerhaeuser must annually satisfy two gross income requirements. First, for each taxable year, Weyerhaeuser must derive, directly or indirectly, at least 75% of its gross income (excluding gross income from “prohibited transactions,” from certain hedging transactions and from certain foreign currency transactions) from investments relating to real property or mortgages on real property (including “rents from real property” and “gain from the sale or other disposition of real property”) other than property held primarily for sale to customers in the ordinary course of business or from certain types of temporary investments. Second, for each taxable year, Weyerhaeuser must derive, directly or indirectly, at least 95% of its gross income (excluding gross income from “prohibited transactions,” from certain hedging transactions and from certain foreign currency transactions) from such real property investments, dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of the foregoing). Gross income for this purpose includes Weyerhaeuser’s proportionate share of income of partnerships in which it owns an interest.

Rents that Weyerhaeuser receives will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if several conditions are met. Weyerhaeuser has received in the past and is anticipated to receive in the future rental income derived from certain farmlands and grazing lands and from certain hunting leases, as well as from certain other sources connected to its timberlands. It is anticipated that any income Weyerhaeuser receives from such hunting leases and properties will constitute “rents from real property” under the applicable rules. While it is not expected that Weyerhaeuser will receive a substantial amount of rental income, Weyerhaeuser will take steps to ensure that any such rental income will qualify as “rents from real property” for purposes of the 75% and 95% gross income tests. Furthermore, Weyerhaeuser believes that its gains derived from timber cutting contracts will be derived from the sale of real property for purposes of the REIT gross income tests.

Weyerhaeuser may receive distributions from its TRSs or other C corporations that are neither REITs nor qualified REIT subsidiaries. These distributions will be classified as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test.

If Weyerhaeuser fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, Weyerhaeuser may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will generally be available if:

•	Weyerhaeuser’s failure to meet such tests was due to reasonable cause and not due to willful neglect; and

•	following the identification by Weyerhaeuser of the failure to meet the 75% or 95% gross income tests, Weyerhaeuser files a schedule with the IRS setting forth each item of the gross income of Weyerhaeuser for purposes of the 75% or 95% gross income tests in accordance with Treasury Regulations to be issued.

It is not possible, however, to state whether in all circumstances Weyerhaeuser would be entitled to the benefit of these relief provisions. As discussed in the section entitled “—General” beginning on page 102, even if these relief provisions apply, a tax would be imposed with respect to the excess gross income.

Asset Tests

At the close of each quarter of its taxable year, Weyerhaeuser must satisfy the following three tests relating to the nature of its assets:

•	at least 75% of the value of its total assets must be represented by real estate assets (including, under certain circumstances, stock or debt instruments purchased with new capital), cash, cash items and U.S. government securities, and including its allocable share of assets held by partnerships in which Weyerhaeuser owns an interest;

•	of the investments included in the 25% asset class, the value of any one issuer’s securities owned by Weyerhaeuser may not exceed 5% of the value of its total assets, and Weyerhaeuser may not own more than 10% of any one issuer’s outstanding voting securities, as measured by either voting power or value; and

•	not more than 25% of its total assets may be represented by securities other than those in the 75% asset class (e.g., U.S. government securities) (and not more than 25% of its total assets can consist of certain REIT debt instruments).

The 5% and 10% asset limitations described above do not apply to wholly owned qualified REIT subsidiary corporations, or to electing taxable REIT subsidiary corporations. The value of stock held by a REIT in taxable REIT subsidiary corporations may not, however, exceed, in the aggregate, 25% of the value of a REIT’s total assets (and for taxable years beginning after December 31, 2017, the value may not exceed 20% of the value of a REIT’s total assets).

As of the date of this joint proxy statement/prospectus, substantially more than 75% of the fair market value of the assets owned directly or indirectly by Weyerhaeuser will consist of timberlands owned in fee, and Weyerhaeuser expects that, at all times after the merger, substantially more than 75% of the assets owned by it directly and indirectly will consist of fee ownership of timberland. Accordingly, Weyerhaeuser believes that it will be able to meet the 75% test described above on a going-forward basis.

If Weyerhaeuser fails to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause Weyerhaeuser to lose its REIT status if (1) Weyerhaeuser satisfied all of the asset tests at the close of the preceding calendar quarter and (2) the discrepancy between the value of its assets and the asset requirements either did not exist immediately after the acquisition of any particular asset or was not wholly or partly caused by such an acquisition (i.e., the discrepancy arose from changes in the market values of its assets). If the condition described in clause (2) of the preceding sentence were not satisfied, Weyerhaeuser could still avoid disqualification by eliminating any discrepancy within 30 days after the close of the quarter in which it arose.

If Weyerhaeuser fails the 5% asset test, the 10% vote test, or the 10% value test at the end of any quarter, and such failure is not cured within 30 days thereafter, Weyerhaeuser may dispose of sufficient assets (generally, within six months after the last day of the quarter in which its identification of the failure to satisfy those asset tests occurred) to cure the violation; provided that the non-permitted assets do not exceed the lesser of 1% of its assets at the end of the relevant quarter or $10,000,000. If Weyerhaeuser fails any of the other asset tests, or its failure of the 5% and 10% asset tests is in excess of the de minimis amount described above, as long as the failure was due to reasonable cause and not willful neglect, Weyerhaeuser is permitted to avoid disqualification as a REIT, after the 30-day cure period, by taking steps, including the disposition of sufficient assets to meet the asset tests (generally within six months after the last day of the quarter in which Weyerhaeuser’s identification of the failure to satisfy the REIT asset test occurred), and paying a tax equal to the greater of $50,000 or 35% of the net income generated by the non-qualifying assets during the period in which Weyerhaeuser failed to satisfy the relevant asset test.

Annual Distribution Requirements

In order to qualify as a REIT, Weyerhaeuser is required to make distributions (other than capital gain dividends) to its shareholders in an amount at least equal to (1) the sum of (a) 90% of its “REIT taxable income” (computed without regard to the dividends paid deduction and its net capital gain) and (b) 90% of the net income (after tax), if any, from foreclosure property, minus (2) the sum of certain items of noncash income.

These distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared in October, November or December of the taxable year, are payable to shareholders of record on a specified date in any such month, and are actually paid before the end of January of the following year. Such distributions are treated as both paid by Weyerhaeuser and received by each shareholder on December 31 of the year in which they are declared. In addition, at the election of Weyerhaeuser, a distribution for a taxable year may be declared before Weyerhaeuser timely files its tax return for the year; provided Weyerhaeuser pays such distribution with or before its first regular dividend payment after such declaration; provided further that such payment is made during the 12-month period following the close of such taxable year. These distributions are taxable to Weyerhaeuser shareholders in the year in which paid, even though the distributions relate to the prior taxable year for purposes of the 90% distribution requirement of Weyerhaeuser.

To the extent that Weyerhaeuser does not distribute (or Weyerhaeuser is not treated as having distributed) all of its capital gain or Weyerhaeuser distributes (or Weyerhaeuser is treated as having distributed) at least 90%, but less than 100%, of its “REIT taxable income,” as adjusted, Weyerhaeuser will be subject to tax on the undistributed income at regular corporate tax rates.

If Weyerhaeuser should fail to distribute during each calendar year at least the sum of (1) 85% of its REIT ordinary income for such year, (2) 95% of its REIT capital gain income for such year (other than capital gain income which Weyerhaeuser elects to retain and pay tax on as provided for below) and (3) any undistributed taxable income from prior periods (other than capital gains from such years which Weyerhaeuser elected to retain and pay tax on), Weyerhaeuser would be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed.

Weyerhaeuser may elect to retain rather than distribute its net long-term capital gains. The effect of this election is that:

•	Weyerhaeuser would be required to pay the tax on such gains at regular corporate tax rates;

•	its shareholders, although required to include their proportionate share of the undistributed long-term capital gain in income, would receive a credit or refund for their share of the tax paid by Weyerhaeuser; and

•	the basis of a shareholder’s shares would be increased by the amount of the undistributed long-term capital gains (minus the amount of the tax on capital gains paid by Weyerhaeuser which was included in income by the shareholder).

It is possible that Weyerhaeuser, from time to time, may not have sufficient cash or other liquid assets to meet the annual distribution requirements described above due to timing or other differences between (1) the actual receipt of income and actual payment of deductible expenses and (2) the inclusion of such income and deduction of such expenses in arriving at its taxable income. If Weyerhaeuser encounters this situation, it may elect to retain the capital gain and pay the tax on the gain. Nevertheless, in order to pay such tax or otherwise meet the distribution requirements, Weyerhaeuser may find it necessary to arrange for short or possibly long-term borrowings, issue equity or sell assets.

Alternatively, in order to meet the distribution requirements, Weyerhaeuser may pay dividends in the form of taxable in-kind distributions of property, including taxable share dividends. In the case of a taxable share dividend, shareholders would be required to include the dividend as income and would be required to satisfy the tax liability associated with the distribution with cash from other sources, including sales of Weyerhaeuser’s common shares.

Under certain circumstances, Weyerhaeuser may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to its shareholders in a later year, which may be included in its deduction for dividends paid for the earlier year. Thus, Weyerhaeuser may be able to avoid being taxed on amounts distributed as deficiency dividends; however, Weyerhaeuser will be required to pay interest and a penalty based upon the amount of any deduction taken for deficiency dividends.

Failure to Qualify as a REIT

If Weyerhaeuser fails to qualify for taxation as a REIT in any taxable year and if the relief provisions do not apply, it will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which Weyerhaeuser fails to qualify as a REIT will not be deductible by Weyerhaeuser nor will they be required to be made. As a result, cash available for distribution to shareholders would be significantly reduced. In addition, if Weyerhaeuser fails to qualify as a REIT, all distributions to shareholders will generally be eligible for the reduced qualifying dividend income rate, to the extent of its current and accumulated earnings and profits, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, Weyerhaeuser will also be disqualified from being eligible to be subject to tax as a REIT for the four taxable years following the year during which such qualification was lost. It is not possible to state whether in all circumstances Weyerhaeuser would be entitled to such statutory relief.

Taxation of Taxable U.S. Holders

As used herein, the term “U.S. Holder” has the same meaning ascribed to it on page 99.

Distributions to U.S. Holders

Provided that Weyerhaeuser qualifies as a REIT, distributions made to U.S. Holders that Weyerhaeuser properly designates as capital gain dividends will be subject to tax as capital gains (to the extent that they do not exceed Weyerhaeuser’s actual net capital gain for the taxable year) without regard to the period for which a U.S. Holder has held its shares. The maximum long-term federal capital gains rate for individuals with respect to capital gains dividends is 20%. If Weyerhaeuser elects to retain capital gains rather than distribute them, a U.S. Holder will be deemed to receive a capital gain dividend equal to its share of such retained capital gains. In such a case, a shareholder will receive a tax credit or refund for its share of the tax paid by Weyerhaeuser on such undistributed capital gains and the basis of the shareholder’s common shares would be increased by the amount of the undistributed capital gains (minus the amount of the tax on capital gains paid by Weyerhaeuser deemed distributed to such shareholder).

Distributions made to U.S. Holders, other than tax-exempt entities, that are not designated as capital gain dividends will be subject to tax as ordinary income to the extent of Weyerhaeuser’s current and accumulated earnings and profits as determined for U.S. federal income tax purposes. Subject to the exception discussed below, dividends received from REITs are generally not eligible to be taxed at the preferential qualified dividend income rates currently applicable to non-corporate U.S. Holders who receive dividends from taxable subchapter C corporations. If the amounts distributed exceed a shareholder’s allocable share of Weyerhaeuser’s earnings and profits, the excess will be treated as a return of capital to the extent of the shareholder’s adjusted basis in its shares, which will not be subject to tax, and thereafter as a gain from the sale or exchange of a capital asset. At the present time, Weyerhaeuser anticipates that substantially all of the distributions made by it will constitute capital gain dividends.

With respect to non-corporate U.S. Holders, Weyerhaeuser may elect to designate a portion of its distributions paid to such U.S. Holders as “qualified dividend income.” A portion of a distribution that is properly designated as qualified dividend income is taxable to non-corporate U.S. Holders as capital gain and generally taxable at the maximum U.S. federal rate of 20%, provided that the U.S. Holder has held the common shares with respect to which the distribution is made for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which such common shares became ex-dividend with respect to the relevant distribution.

Dividends declared by Weyerhaeuser in October, November or December of any year and payable to a shareholder of record on a specified date in any such month shall be treated as both paid by Weyerhaeuser and received by the shareholder on December 31 of such year, provided that Weyerhaeuser actually pays the dividend on or before January 31 of the following calendar year. See the section entitled “—Taxation of Weyerhaeuser as a REIT—Annual Distribution Requirements” beginning on page 106. Shareholders may not include in their income tax returns any of Weyerhaeuser’s net operating losses or capital losses. Weyerhaeuser will notify each shareholder after the close of its taxable year as to the portions of the distributions attributable to that year which constitute ordinary income, capital gain or a return of capital.

Weyerhaeuser will be treated as having sufficient earnings and profits to treat as a dividend any distribution that Weyerhaeuser makes up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed under the section entitled “—Taxation of Weyerhaeuser as a REIT—General” beginning on page 102 and the section entitled “—Taxation of Weyerhaeuser as a REIT—Annual Distribution Requirements” beginning on page 106. As a result, shareholders may be required to treat as taxable dividends certain distributions that would otherwise result in tax-free returns of capital. In addition, any “deficiency dividend” will be treated as a “dividend” (an ordinary dividend or a capital gain dividend, as the case may be), regardless of Weyerhaeuser’s earnings and profits.

Passive Activity Losses and the Investment Interest Limitation

Distributions made by Weyerhaeuser and gain arising from the sale or exchange by a U.S. Holder of Weyerhaeuser common shares will not be treated as passive activity income and, as a result, U.S. Holders will generally not be able to apply any “passive losses” against such income or gain. Dividends from Weyerhaeuser will generally be treated as investment income for purposes of the investment interest limitation to the extent the dividends do not constitute a capital gain dividend or a return of capital. Net capital gain from the sale or other disposition of common shares and capital gain dividends will generally not be considered investment income for purposes of the investment interest limitation.

Sale of Weyerhaeuser Common Shares

Upon any sale or other taxable disposition of Weyerhaeuser common shares (including pursuant to a Weyerhaeuser share repurchase program), a U.S. Holder will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between (1) the amount of cash and the fair market value of any property received on such sale or other disposition and (2) the holder’s adjusted basis in such shares for tax purposes. Such gain or loss will be capital gain or loss if the shares have been held by the U.S. Holder as a capital asset and will be eligible for preferential capital gains rates if such shares have been held for more than one year, as discussed in the section entitled “—Distributions to U.S. Holders” beginning on page 108. In general, any loss recognized by a U.S. Holder upon the sale or other disposition of Weyerhaeuser common shares that has been held for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions received by such U.S. Holder which were treated as long-term capital gains.

Taxation of Tax-Exempt U.S. Shareholders

Based upon a published ruling by the IRS, distributions that Weyerhaeuser makes to a shareholder that is a tax-exempt entity will not constitute “unrelated business taxable income” (“UBTI”), provided that the tax-exempt entity has not financed the acquisition of its shares with “acquisition indebtedness” within the meaning of the Code and the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity.

Notwithstanding the preceding paragraph, however, a portion of the dividends Weyerhaeuser distributes may be treated as UBTI to certain United States private pension trusts if Weyerhaeuser were treated as a “pension-held REIT.” Weyerhaeuser is not currently nor does it anticipate that it will be a “pension-held REIT.” If Weyerhaeuser were to become a pension-held REIT, these rules would generally only apply to certain United States pension trusts that hold more than 10% of its stock.

Taxation of Non-U.S. Shareholders

The rules governing U.S. federal income taxation of the ownership and disposition of Weyerhaeuser common shares by Non-U.S. Holders are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of U.S. federal income tax and does not address state, local or foreign tax consequences that may be relevant to a Non-U.S. Holder in light of its particular circumstances. In addition, this discussion assumes that Weyerhaeuser qualifies for taxation as a REIT. Prospective Non-U.S. Holders should consult their tax advisors to determine the impact of federal, state, local and foreign tax laws with regard to the ownership and disposition of Weyerhaeuser common shares (including reporting requirements) in light of their individual investment circumstances. As discussed below, because of the nature of Weyerhaeuser’s income, investment in Weyerhaeuser common shares by Non-U.S. Holders may be less favorable than investments in REITs whose principal activity is not timber-related.

Distributions to Non-U.S. Holders

Except as described below with respect to Non-U.S. Holders that hold 10% or less of Weyerhaeuser common shares or that are qualified shareholders (generally, certain publicly-traded entities entitled to income tax treaty benefits and subject to exchange of information provisions) under the Foreign Investment in Real Property Tax Act of 1980 (referred to as “FIRPTA”), distributions to a Non-U.S. Holder that are attributable to gain from sales or exchanges by Weyerhaeuser of United States real property interests will cause the Non-U.S. Holder to be treated as recognizing such gain as income effectively connected with a United States trade or business. (For distributions that are deductible to Weyerhaeuser in a taxable year ending before December 19, 2015, Non-U.S. holders must own 5% or less of Weyerhaeuser common shares, and the exception for qualified shareholders does not apply.) Non-U.S. Holders would thus generally be subject to tax at the same rates applicable to domestic shareholders (subject to a special alternative minimum tax in the case of nonresident alien individuals). Such distributions may also be subject to a 30% branch profits tax in the hands of a Non-U.S. Holder that is a corporation.

Weyerhaeuser is generally required to withhold 35% of any such distribution. That amount is creditable against the Non-U.S. Holder’s U.S. federal income tax liability. It should be noted that the 35% withholding tax rate on capital gain dividends is higher than the maximum rate on long-term capital gains of U.S. Holders that are individuals. It should also be emphasized that the income Weyerhaeuser receives under its timber cutting contracts will be characterized for U.S. federal income tax purposes as gain from the sale or other disposition of real property. Weyerhaeuser currently expects that substantially all of its distributions will be capital gain and, accordingly, will be subject to such treatment.

Notwithstanding the foregoing, a capital gain dividend that would otherwise have been treated as a United States real property interest capital gain, as described above, will generally not be treated as income that is effectively connected with a United States trade or business, and instead will be treated in the same manner as an ordinary dividend payable out of earnings and profits, described further below, if (1) the capital gain dividend is received with respect to a class of shares that is regularly traded on an established securities market located in the United States such as Weyerhaeuser common shares, and (2) the recipient Non-U.S. holder does not own more than 10% of that class (or, for distributions that are deductible to Weyerhaeuser in a taxable year ending before December 19, 2015, more than 5% of that class) at any time during the year ending on the date on which the capital gain dividend is received.

The portion of dividends received by Non-U.S. Holders payable out of Weyerhaeuser’s earnings and profits which are not subject to 35% withholding for capital gains, if any, and which are not effectively connected with a United States trade or business of the Non-U.S. Holder, will be subject to United States withholding tax at the rate of 30% (unless reduced by treaty). In general, Non-U.S. Holders will not be considered to be engaged in a United States trade or business solely as a result of their ownership of Weyerhaeuser common shares. In cases where the dividend income from a Non-U.S. Holder’s investment in Weyerhaeuser common shares is (or is treated as) effectively connected with the Non-U.S. Holder’s conduct of a United States trade or business, the Non-U.S. Holder will generally be subject to U.S. federal income tax at graduated rates, in the same manner as United States shareholders are subject to tax with respect to such dividends (and may also be subject to the 30% branch profits tax in the case of a Non-U.S. Holder that is a foreign corporation).

To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder will be required to either (1) provide an IRS Form W-8BEN certifying such Non-U.S. Holder’s entitlement to benefits under a treaty together with, in certain circumstances, additional information, or (2) satisfy certain other applicable treaty certification requirements. Special rules apply to determine whether, for purposes of determining the applicability of a tax treaty and for purposes of the 30% withholding tax described above, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or to those persons or entities holding an interest in such entity. Non-U.S. Holders who hold Weyerhaeuser common shares through United States pass-through entities should consult their tax advisors.

Distributions in excess of Weyerhaeuser’s current and accumulated earnings and profits to Non-U.S. Holders will not be subject to tax to the extent that they do not exceed the adjusted basis of the shareholder’s common shares, but rather will reduce the adjusted basis of such common shares. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Holder’s Weyerhaeuser common shares, they will give rise to gain from the sale or exchange of such shares, the tax treatment of which is described below. Because at the time of a distribution Weyerhaeuser will generally not know whether such distribution is in excess of earnings and profits, Weyerhaeuser will withhold at a rate of 35% on the entire amount of any distribution (or a lower applicable treaty rate). Nevertheless, a Non-U.S. Holder may seek a refund of such amounts from the IRS if it subsequently determines that such distribution was, in fact, in excess of Weyerhaeuser’s current or accumulated earnings and profits and the amount withheld exceeded the Non-U.S. Holder’s U.S. federal income tax liability, if any, with respect to the distribution.

Sale of Weyerhaeuser Common Shares

Gain recognized by a Non-U.S. Holder upon the sale or exchange of Weyerhaeuser common shares (including pursuant to a Weyerhaeuser share repurchase program) will generally not be subject to United States taxation unless such shares constitute a “United States real property interest” within the meaning of FIRPTA. Weyerhaeuser common shares will not constitute a “United States real property interest” so long as Weyerhaeuser is a “domestically controlled REIT.” A “domestically controlled REIT” is a REIT in which, at all times during a specified testing period, less than 50% in value of its stock is held directly or indirectly by Non-U.S. Holders. No assurance can be given that Weyerhaeuser will be a “domestically controlled REIT” because Weyerhaeuser common shares are publicly traded. If Weyerhaeuser is not or ceases to be a “domestically controlled REIT,” gain arising from the disposition of Weyerhaeuser common shares will not be subject to tax, provided that such shares are publicly traded on an established securities market (as determined under applicable Treasury Regulations) and the shareholder holds 10% or less of the outstanding shares of Weyerhaeuser during the five-year period ending on the date of disposition.

Notwithstanding the foregoing, a Non-U.S. Holder will be subject to tax on gain from the sale or exchange of common shares not otherwise subject to FIRPTA if the Non-U.S. Holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States.

Backup Withholding Tax and Information Reporting

Weyerhaeuser must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, such shareholder, regardless of whether any tax was actually withheld. That information may also be made available to the tax authorities of the country in which a Non-U.S. Holder resides.

Backup withholding tax, which is generally imposed on certain payments to persons that fail to furnish certain information under the United States information reporting requirements, will generally not apply to dividends, including any capital gain dividends, that Weyerhaeuser pays on its shares to a Non-U.S. Holder to an address outside the United States. The payment of the proceeds from the disposition of Weyerhaeuser common shares to or through a United States office of a broker will be subject to information reporting and backup withholding unless the owner, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Holder, or otherwise establishes an exemption. The payment of the proceeds from the disposition of Weyerhaeuser common shares to or through a non-U.S. office of a non-U.S. broker will generally not be subject to backup withholding and information reporting.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS. Shareholders of Weyerhaeuser common shares should consult their tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of, and, after December 31, 2018, gross proceeds from the sale or other disposition of, Weyerhaeuser common shares which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (1) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (2) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. Accordingly, the entity through which Weyerhaeuser common shares are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and, after December 31, 2018, gross proceeds from the sale or other disposition of, Weyerhaeuser common shares held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (1) certifies to Weyerhaeuser or the applicable withholding agent that such entity does not have any “substantial United States owners” or (2) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury. Prospective investors should consult their tax advisors regarding the possible implications of FATCA on their investment in Weyerhaeuser common shares.

Other Taxes

Weyerhaeuser, the operating partnership, any of its subsidiaries, or its shareholders may be subject to foreign, state and local tax in various countries, states and localities, including those countries, states and localities in which they transact business, own property or reside. The state, local or foreign tax treatment of Weyerhaeuser and its shareholders in those jurisdictions may differ from the U.S. federal income tax treatment described above. Consequently, prospective holders of Weyerhaeuser common shares should consult their tax advisors regarding the effect of foreign, state and local tax laws upon the ownership and disposition of Weyerhaeuser common shares in light of their individual investment circumstances.

Legislative or Other Actions Affecting REITs

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. No assurance can be given as to whether, when, or in what form the U.S. federal income tax laws applicable to Weyerhaeuser and its shareholders may be enacted. Changes to the U.S. federal income tax laws and interpretations of U.S. federal tax laws could adversely affect an investment in the Weyerhaeuser common shares.

Accounting Treatment

Weyerhaeuser prepares its financial statements in accordance with GAAP and is the accounting acquirer. The merger will be accounted for in accordance with Accounting Standards Codification 805, Business Combinations. The purchase price will be determined based on the number of common shares issued and the trading price of Weyerhaeuser common shares on the date of the merger. The purchase price will also include additional consideration related to converted Plum Creek equity awards for amounts attributable to pre-merger services. The purchase price will be allocated to the fair values of assets acquired and liabilities assumed. Any residual purchase price after this allocation will be assigned to goodwill. Under Accounting Standards Codification 350, Intangibles – Goodwill and Other, goodwill is not amortized but is tested for potential impairment at least annually. The operating results of Plum Creek will be part of the combined company results beginning on the date of the merger.

Regulatory Clearances Required for the Merger

We are not aware of any approval under any antitrust, competition or similar law that is required in connection with the merger other than a filing with the Turkish Competition Authority that was made on November 24, 2015. We are unaware of any other material regulatory approvals that are required for the completion of the merger. On December 1, 2015, Plum Creek and Weyerhaeuser each received a letter from the Antitrust Division of the U.S. Department of Justice, requesting that the companies voluntarily produce certain information and documents to facilitate DOJ’s review of the merger. On December 8, 2015, Plum Creek and Weyerhaeuser each received a Civil Investigative Demand from the Office of the Attorney General of the State of Washington. On December 11, 2015, Plum Creek and Weyerhaeuser each received a Civil Investigative Demand from the Office of the Attorney General of the State of Florida. Plum Creek and Weyerhaeuser intend to fully cooperate with DOJ and the states’ investigations. At any time before or after the merger, the Antitrust Division of the U.S. Department of Justice, the Federal Trade Commission or another person could take action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the merger, seeking a rescission or other unwinding of the merger or permitting the completion of the merger subject to regulatory concessions or conditions. We cannot assure you that a challenge to the merger will not be made or that, if a challenge is made, it will not succeed.

Weyerhaeuser and Plum Creek have each agreed to use their reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with each other in doing, all things necessary, proper or advisable to complete and make effective, as soon as reasonably possible, the merger and the other transactions contemplated by the merger agreement, subject to certain exceptions and limitations, including that neither Weyerhaeuser nor Plum Creek will be required to undertake any efforts or take any action if the taking of such efforts or action, in the aggregate, would or would reasonably be expected to result (after giving effect to any reasonably expected proceeds of any divestiture or sale of assets) in a regulatory material adverse effect. For an explanation of what regulatory material adverse effect means, see the section entitled “—The Merger Agreement—Efforts to Complete the Merger” beginning on page 132.

Exchange of Shares in the Merger

Prior to the effective time of the merger, Weyerhaeuser will appoint an exchange agent reasonably acceptable to Plum Creek to handle the exchange of shares of Plum Creek common stock for Weyerhaeuser common shares. Shares of Plum Creek common stock (other than shares of Plum Creek common stock owned by Plum Creek as treasury shares, which will be canceled) will be automatically converted into Weyerhaeuser common shares without the need for any action by the holders of such shares of Plum Creek common stock.

As promptly as practicable after the effective time of the merger, Weyerhaeuser will cause the exchange agent to mail to each holder of record of Plum Creek common stock a letter of transmittal specifying that delivery will be effected, and risk of loss and title to any certificates or book-entry shares representing shares of Plum Creek common stock shall pass, only upon delivery of such certificates or book-entry shares to the exchange agent.

Plum Creek stockholders will not receive any fractional Weyerhaeuser common shares in the merger. Instead, each Plum Creek stockholder will be entitled to receive a cash payment in lieu of any fractional Weyerhaeuser common shares it otherwise would have received pursuant to the merger equal to (1) the fractional share interest to which such holder would otherwise be entitled (after taking into account all shares of Plum Creek common stock exchanged by such holder) multiplied by (2) the average of the volume weighted average price per share of Weyerhaeuser common shares on each of the five consecutive trading days ending with the last complete trading day prior to the completion of the merger.

After the effective time of the merger, shares of Plum Creek common stock will no longer be outstanding, will automatically be canceled and will cease to exist and certificates that previously represented shares of Plum Creek common stock will represent only the right to receive the merger consideration as described above. Until holders of Plum Creek common stock have surrendered their shares to the exchange agent for exchange, those holders will not receive dividends or distributions declared or made with respect to Weyerhaeuser common shares with a record date after the effective time of the merger. However, upon the surrender of their shares of Plum Creek common stock, such holders will receive the amount of dividends or other distributions with respect to Weyerhaeuser common shares theretofore paid with a record date after the effective time of the merger.

After the effective time of the merger, Plum Creek will not register any transfers of the shares of Plum Creek common stock.

Weyerhaeuser shareholders need not take any action with respect to their Weyerhaeuser common shares.

Treatment of Plum Creek Stock Options and Other Equity-Based Awards

Plum Creek Options. Each Plum Creek Option that is outstanding immediately prior to the completion of the merger, whether vested or unvested, will be assumed by Weyerhaeuser and converted into an option, on the same terms and conditions as were applicable under the corresponding Plum Creek Option, to acquire a number of Weyerhaeuser common shares equal to the product (rounded down to the nearest whole number) of (1) the number of shares of Plum Creek common stock subject to the Plum Creek Option immediately prior to the completion of the merger and (2) 1.60, at an exercise price per share (rounded up to the nearest whole cent) equal to (a) the exercise price per share of Plum Creek common stock of such Plum Creek Option immediately prior to the effective time divided by (b) 1.60.

Plum Creek RSUs. Each grant of Plum Creek RSUs that is outstanding as of immediately prior to the completion of the merger, whether vested or unvested, will be assumed by Weyerhaeuser and converted into a grant of restricted stock units, on the same terms and conditions as were applicable under the corresponding grant of Plum Creek RSUs, with respect to a number of Weyerhaeuser common shares determined by multiplying the number of shares of Plum Creek common stock subject to the grant of Plum Creek RSUs by 1.60, rounded down to the nearest whole share.

Plum Creek DSUs. Each Plum Creek DSU that is outstanding as of immediately prior to the completion of the merger, whether vested or unvested, will be assumed by Weyerhaeuser and converted into a deferred stock unit, on the same terms and conditions as were applicable under the corresponding Plum Creek DSU, with respect to a number of Weyerhaeuser common shares determined by multiplying the number of shares of Plum Creek common stock subject to the Plum Creek DSU by 1.60, rounded down to the nearest whole share.

Plum Creek VMAs (Pre-2015). Each Pre-2015 VMA that is outstanding as of immediately prior to the completion of the merger, whether vested or unvested, will be canceled, with the holder thereof becoming entitled to receive an amount in cash determined by assuming that all applicable performance goals were satisfied at the greater of (1) the target level as set forth in the applicable award agreement and (2) actual performance over a shortened performance period ending as of the completion of the merger, as determined by the Plum Creek board (or, if appropriate, any committee thereof) in good faith consistent with past practices. The payments in respect of Pre-2015 VMAs will be paid as promptly as practicable following, but in no event later than 10 business days after, the completion of the merger, without interest, in accordance with Plum Creek’s payroll procedures.

Plum Creek VMAs (Post-2014). Each Post-2014 VMA that is outstanding as of immediately prior to the completion of the merger, whether vested or unvested, will (1) have its performance goals deemed to be satisfied at the greater of (a) the target level as set forth in the applicable award agreement and (b) actual performance over a shortened performance period ending as of the completion of the merger, as determined by the Plum Creek board (or, if appropriate, any committee thereof) in good faith consistent with past practices, and (2) be assumed by Weyerhaeuser and converted into an award on the same terms and conditions as were applicable under the corresponding Post-2014 VMA (including continued service-based vesting requirements, but not including any performance goals, which shall be deemed to be satisfied as described above), with respect to a number of units as set forth in the applicable award agreement.

Dividends and Share Repurchases

Weyerhaeuser currently pays a quarterly cash dividend of $0.31 per common share, and Plum Creek currently pays a quarterly cash dividend of $0.44 per share of common stock. Both Weyerhaeuser and Plum Creek intend to continue their current dividend practices through the completion of the merger. Under the merger agreement, Weyerhaeuser and Plum Creek are required to coordinate with each other to designate the same record and payment dates for any quarterly dividends or distributions declared in accordance with the merger agreement in any calendar quarter in which the closing of the merger might reasonably be expected to occur so that (1) no holder of Weyerhaeuser common shares or shares of Plum Creek common stock will receive two dividends, or fail to receive one dividend, for any single calendar quarter and (2) the quarterly payments of dividends to holders of Weyerhaeuser common shares (and any necessary adjustments to Plum Creek’s schedule for quarterly dividends) will be made substantially in accordance with Weyerhaeuser’s historical quarterly dividend payment schedule.

The Weyerhaeuser board has authorized the repurchase of up to $2.5 billion of Weyerhaeuser common shares. This authorization was announced concurrently with the announcement of the merger. Weyerhaeuser intends to execute a $2.5 billion share repurchase following closing and intends to finance a portion of this share repurchase with new indebtedness. We cannot assure you that all or any portion of this $2.5 billion share repurchase will be completed, and Weyerhaeuser’s plans with respect to the financing of this share repurchase may change.

Prior to completion of the merger, the merger agreement prohibits Weyerhaeuser from repurchasing Weyerhaeuser common shares and Plum Creek from repurchasing shares of Plum Creek common stock.

Following the announcement of the merger, Weyerhaeuser and BofA Merrill Lynch discussed Weyerhaeuser’s post-closing financing plans and following that discussion, Weyerhaeuser asked whether BofA Merrill Lynch might be available to discuss and potentially participate in the announced post-closing $2.5 billion share repurchase by Weyerhaeuser and the provision of financing, which financing would likely be used, at least in part, to fund the share repurchase. BofA Merrill Lynch requested and received from Plum Creek permission to discuss with Weyerhaeuser such potential participation and to provide services related to such share repurchase and such financing to Weyerhaeuser.

Listing of Weyerhaeuser Common Shares

It is a condition to the completion of the merger that the Weyerhaeuser common shares to be issued to Plum Creek stockholders and Plum Creek equity award holders pursuant to the merger be approved for listing on the NYSE, subject to official notice of issuance.

Delisting and Deregistration of Plum Creek Common Stock

Upon the completion of the merger, the Plum Creek common stock currently listed on the NYSE will cease to be quoted on the NYSE and will subsequently be deregistered under the Exchange Act.

No Appraisal or Dissenters’ Rights

Under the DGCL, holders of Plum Creek common stock are not entitled to appraisal rights in connection with the merger. Under Washington law, since approval by Weyerhaeuser shareholders of the merger is not required, Weyerhaeuser shareholders do not have dissenters’ rights in connection with the merger. For additional information, see the section entitled “No Appraisal or Dissenters’ Rights” beginning on page 173.

Certain Weyerhaeuser Forecasts

Weyerhaeuser does not as a matter of course make public forecasts as to future performance, earnings or other results, and forecasts for extended periods of time are of particular concern to Weyerhaeuser due to, among other reasons, the unpredictability, uncertainty and subjectivity of the underlying assumptions and estimates. However, in connection with Weyerhaeuser’s and Plum Creek’s evaluation of the proposed merger, Weyerhaeuser’s management provided to Plum Creek, as well as to Plum Creek’s and Weyerhaeuser’s respective financial advisors and the Weyerhaeuser board, non-public, internal financial forecasts regarding Weyerhaeuser’s anticipated future operations for the fiscal years ending December 31, 2015 through 2019. Weyerhaeuser has included below a summary of these internal financial forecasts.

The internal financial forecasts were not prepared for the purpose of public disclosure, nor were they prepared in compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or GAAP. No independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to these internal financial forecasts. The reports of the independent registered public accounting firms incorporated by reference into this joint proxy statement/prospectus relate to Weyerhaeuser’s and Plum Creek’s historical financial information and do not extend to these internal financial forecasts and should not be read to do so. These internal financial forecasts were based on internal management reporting that may differ from Weyerhaeuser’s external public reporting. The summary of these internal financial forecasts is not being included in this joint proxy statement/prospectus to influence your decision whether to vote for the merger proposal or the share issuance proposal; rather, the summary is only being included in this joint proxy statement/prospectus because these internal financial forecasts were provided by Weyerhaeuser to Plum Creek, as well as to Weyerhaeuser’s and Plum Creek’s respective financial advisors and the Weyerhaeuser board.

Because these internal forecasts were developed for Weyerhaeuser on a standalone basis without giving effect to the merger, these internal forecasts do not give effect to the merger or any changes to Weyerhaeuser’s operations or strategy that may be implemented after the completion of the merger, including any potential synergies realized as a result of the merger, or to any costs related to, or that may arise in connection with, the merger. In addition, these internal forecasts do not give effect to a potential sale of Weyerhaeuser’s cellulose fibers business.

While presented with numeric specificity, these internal financial forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Weyerhaeuser’s management. Important factors that may affect actual results and cause the internal financial forecasts to not be achieved include risks and uncertainties relating to Weyerhaeuser’s businesses, industry performance, commodity price trends, the regulatory environment, general business and economic conditions and other factors described under the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 29 and “Risk Factors” beginning on page 31 and in Weyerhaeuser’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as updated by any subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC and are incorporated by reference into this joint proxy statement/prospectus (see the section entitled “Where You Can Find More Information” beginning on page 180 for the location of information incorporated by reference in this joint proxy statement/prospectus). Since the forecasts cover multiple years, this information by its nature becomes less meaningful and predictive with each successive year. The internal financial forecasts were prepared based on information Weyerhaeuser’s management had at the time of preparation in August 2015 (or, in the case of the 2015 forecasts, October 2015) and reflect factors and assumptions that are subject to change and do not necessarily reflect current factors and assumptions that Weyerhaeuser’s management may have about Weyerhaeuser’s businesses. As a result, actual results may differ materially from these internal financial forecasts. The inclusion of these internal forecasts in this joint proxy statement/prospectus should not be regarded as an indication that Weyerhaeuser, Plum Creek or any other recipient of the financial forecasts considered, or now considers, these forecasts to be material or necessarily predictive of future results.

None of Weyerhaeuser, Plum Creek or their respective affiliates, advisors, officers, directors or other representatives can provide any assurance that actual results will not differ from these internal financial forecasts, and none of them undertakes any obligation to update, or otherwise revise or reconcile, these internal financial forecasts to reflect circumstances existing after August 2015 (or, in the case of the 2015 forecasts, October 2015)

or to reflect the occurrence of subsequent events even in the event that any or all of the factors or assumptions underlying the forecasts are shown to be in error. None of Weyerhaeuser or its respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any shareholder or other person that the forecasted results can or will be achieved. Weyerhaeuser has made no representation to Plum Creek, in the merger agreement or otherwise, concerning these internal financial forecasts.

The following table presents certain information included in Weyerhaeuser’s internal financial forecasts:

	2015E	2016E	2017E	2018E	2019E
	(dollar amounts and shares outstanding in millions, except per share figures)
Adjusted EBITDA(1)	$1,419	$1,716	$1,703	$1,800	$1,865
Capital expenditures	$493	$513	$502	$508	$475
Funds available for distribution for common dividends(2)(3)	$445	$742	$708	$767	$894
Fully diluted weighted average common shares outstanding(4)	520	529	544	548	552
Fully diluted funds available for distribution for common dividends per share(2)(3)	$0.86	$1.40	$1.30	$1.40	$1.62

(1)	Adjusted EBITDA is a non-GAAP measure that Weyerhaeuser management uses to evaluate the performance of Weyerhaeuser. Adjusted EBITDA means operating income from continuing operations adjusted for depreciation, depletion, amortization, pension and postretirement costs not allocated to business segments (primarily interest cost, expected return on plan assets, amortization of actuarial loss and amortization of prior service cost/credit), special items and discontinued operations. Adjusted EBITDA should not be considered in isolation from, and is not intended to represent an alternative to, Weyerhaeuser’s GAAP results.
(2)	Funds available for distribution means cash flow before financing activities and common dividends, but after preferred dividends.
(3)	Net of estimated cash interest expense of $320 million for 2015, 2016, 2017, 2018 and 2019.
(4)	Weyerhaeuser’s 6.375% Mandatory Convertible Preference Shares will automatically convert into Weyerhaeuser common shares on July 1, 2016.

Certain Plum Creek Forecasts

Plum Creek does not as a matter of course make public forecasts as to future performance, earnings or other results, and forecasts for extended periods of time are of particular concern to Plum Creek due to, among other reasons, the unpredictability, uncertainty and subjectivity of the underlying assumptions and estimates. However, in connection with Weyerhaeuser’s and Plum Creek’s evaluation of the proposed merger, Plum Creek’s management provided to Weyerhaeuser, as well as to Weyerhaeuser’s and Plum Creek’s respective financial advisors and the Plum Creek board, non-public, internal financial forecasts regarding Plum Creek’s anticipated future operations for the fiscal years ending December 31, 2015 through 2020. Plum Creek has included below a summary of these internal financial forecasts.

The internal financial forecasts were not prepared for the purpose of public disclosure, nor were they prepared in compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or GAAP. No independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to these internal financial forecasts. The reports of the independent registered public accounting firms incorporated by reference into this joint proxy statement/prospectus relate to Plum Creek’s and Weyerhaeuser’s historical financial information and do not extend to these internal financial forecasts and should not be read to do so. These internal financial forecasts were based on internal management reporting that may differ from Plum Creek’s external public reporting. The summary of these internal financial forecasts is not being included in this joint proxy statement/prospectus to influence your decision whether to vote for the merger proposal or the share issuance proposal; rather, the summary is only being included in this joint proxy statement/prospectus because these internal financial forecasts were provided by Plum Creek to Weyerhaeuser, as well as to Plum Creek’s and Weyerhaeuser’s respective financial advisors and the Plum Creek board.

Because these internal forecasts were developed for Plum Creek on a standalone basis without giving effect to the merger, these internal forecasts do not give effect to the merger or any changes to Plum Creek’s operations or strategy that may be implemented after the completion of the merger, including any potential synergies realized as a result of the merger, or to any costs related to, or that may arise in connection with, the merger.

While presented with numeric specificity, these internal financial forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Plum Creek’s management. Important factors that may affect actual results and cause the internal financial forecasts to not be achieved include risks and uncertainties relating to Plum Creek’s businesses, industry performance, commodity price trends, the regulatory environment, general business and economic conditions and other factors described under the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 29 and “Risk Factors” beginning on page 31 and in Plum Creek’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as updated by any subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC and are incorporated by reference into this joint proxy statement/prospectus (see the section entitled “Where You Can Find More Information” beginning on page 180 for the location of information incorporated by reference into this joint proxy statement/prospectus). Since the forecasts cover multiple years, this information by its nature becomes less meaningful and predictive with each successive year. The internal financial forecasts were prepared based on information Plum Creek’s management had at the time of preparation in September 2015 and reflect factors and assumptions that are subject to change and do not necessarily reflect current factors and assumptions that Plum Creek’s management may have about Plum Creek’s businesses. As a result, actual results may differ materially from these internal financial forecasts. The inclusion of these internal forecasts in this joint proxy statement/prospectus should not be regarded as an indication that Plum Creek, Weyerhaeuser or any other recipient of the financial forecasts considered, or now considers, these forecasts to be material or necessarily predictive of future results.

None of Plum Creek, Weyerhaeuser or their respective affiliates, advisors, officers, directors or other representatives can provide any assurance that actual results will not differ from these internal financial forecasts, and none of them undertakes any obligation to update, or otherwise revise or reconcile, these internal financial forecasts to reflect circumstances existing after September 2015 or to reflect the occurrence of subsequent events even in the event that any or all of the factors or assumptions underlying the forecasts are shown to be in error. None of Plum Creek or its respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder or other person that the forecasted results can or will be achieved. Plum Creek has made no representation to Weyerhaeuser, in the merger agreement or otherwise, concerning these internal financial forecasts.

The following table presents certain information included in Plum Creek’s internal financial forecasts:

	2015E	2016E	2017E	2018E	2019E	2020E
	(dollar amounts and shares outstanding in millions, except per share figures)
Total harvest (tons in millions)	18.6	19.8	20.0	20.0	20.0	19.9
Adjusted EBITDA(1)	$572	$531	$569	$619	$631	$643
Capital expenditures	$89	$91	$90	$97	$86	$87
Tax expense	$1	$5	$6	$10	$9	$6
Changes in net working capital	$(12)	—	—	—	—	—
Funds from operations(2)	$483	$437	$471	$514	$528	$547
Funds available for distribution(3)(4)	$394	$346	$381	$417	$442	$460
Fully diluted weighted average shares outstanding	175	174	174	174	174	174
Fully diluted funds available for distribution per share(3)(4)	$2.25	$1.99	$2.19	$2.40	$2.54	$2.64
Dividends per share	$1.76	$1.76	$1.76	$1.76	$1.76	$1.76

(1)	Adjusted EBITDA is a non-GAAP measure that Plum Creek management uses to evaluate the performance of Plum Creek. Adjusted EBITDA means operating income plus depreciation, depletion and amortization, basis of real estate sold, equity earnings from the joint venture with MWV-Charleston Land Partners, LLC (referred to as the “MWV JV”), MWV JV non-cash charges and other gains and losses on the sale of assets. Adjusted EBITDA should not be considered in isolation from, and is not intended to represent an alternative to, Plum Creek’s GAAP results.
(2)	Funds from operations is calculated as net income plus non-cash charges for depletion, depreciation and amortization, and the basis of real estate sold.
(3)	Funds available for distribution means funds from operations less capital expenditures.
(4)	Net of estimated interest expense of $105, $91, $94, $96, $96 and $92 for 2015, 2016, 2017, 2018, 2019 and 2020, respectively.

Litigation Related to the Merger

On November 12, 2015, a purported Plum Creek stockholder filed a putative class action lawsuit on behalf of Plum Creek stockholders challenging the merger in the Superior Court of the State of Washington for King County. The action, captioned Ida v. Plum Creek Timber Co., Inc., et al., No. 15-2-27420-1 SEA, names as defendants Plum Creek, the members of its board of directors and Weyerhaeuser. The complaint alleges, among other things, that the members of the Plum Creek board, aided and abetted by Weyerhaeuser and Plum Creek, breached their fiduciary duties in connection with the merger. The action seeks, among other relief, to enjoin or rescind the merger, damages, and attorneys’ fees and costs. The defendants believe this lawsuit is without merit and intend to defend vigorously against these allegations.

On November 16, 2015, a purported Plum Creek stockholder filed a putative class action lawsuit on behalf of Plum Creek stockholders challenging the merger in the Superior Court of the State of Washington for King County. The action, captioned Farber v. Plum Creek Timber Co., Inc., et al., No. 15-2-27622-1 SEA, names as defendants Plum Creek, the members of its board of directors and Weyerhaeuser. The complaint alleges, among other things, that the members of the Plum Creek board, aided and abetted by Weyerhaeuser, breached their fiduciary duties in connection with the merger. The action seeks, among other relief, to enjoin or rescind the merger, damages, and attorneys’ fees and costs. The defendants believe this lawsuit is without merit and intend to defend vigorously against these allegations.

On November 19, 2015, a purported Plum Creek stockholder filed a putative class action lawsuit on behalf of Plum Creek stockholders challenging the merger in the Superior Court of the State of Washington for King County. The action, captioned Raul v. Morgan, Sr., et al., No. 15-2-28058-9 SEA, names as defendants Plum Creek, the members of the Plum Creek board and Weyerhaeuser. The complaint alleges, among other things, that the members of the Plum Creek board, aided and abetted by Weyerhaeuser, breached their fiduciary duties in connection with the merger. The action seeks, among other relief, to enjoin or rescind the merger, damages, and attorneys’ fees and costs. The defendants believe this lawsuit is without merit and intend to defend vigorously against these allegations.

The Merger Agreement

The following summarizes material provisions of the merger agreement. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this joint proxy statement/prospectus. Weyerhaeuser shareholders and Plum Creek stockholders are encouraged to read the merger agreement carefully and in its entirety, as well as this joint proxy statement/prospectus, before making any decisions regarding the merger. This summary is qualified in its entirety by reference to the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference herein.

In reviewing the merger agreement and this summary, please remember that they have been included to provide you with information regarding the terms of the merger agreement and are not intended to provide any other factual information about Weyerhaeuser, Plum Creek or any of their subsidiaries. The merger agreement contains representations and warranties and covenants by each of the parties to the merger agreement, which are summarized below. These representations and warranties have been made solely for the benefit of the other parties to the merger agreement and:

•	were not intended as statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•	have been qualified by certain confidential disclosures that were made to the other party in connection with the negotiation of the merger agreement, which disclosures are not reflected in the merger agreement; and

•	may apply standards of materiality in a way that is different from what may be viewed as material by you or other investors.

Moreover, information concerning the subject matter of the representations and warranties in the merger agreement and described below may have changed since the date of the merger agreement, and subsequent developments or new information qualifying a representation or warranty may have been included in this joint proxy statement/prospectus. In addition, if specific material facts arise that contradict the representations and warranties in the merger agreement, Weyerhaeuser or Plum Creek, as applicable, will disclose those material facts in the public filings that it makes with the SEC if it determines that it has a legal obligation to do so. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read together with the information provided elsewhere in this joint proxy statement/prospectus and in the documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 180.

Terms of the Merger

The merger agreement provides that, on the terms and subject to the conditions in the merger agreement, and in accordance with the DGCL and the WBCA, on the closing date, Plum Creek will merge with and into Weyerhaeuser. At the effective time of the merger, the separate corporate existence of Plum Creek will cease and Weyerhaeuser will continue as the surviving entity in the merger.

Completion of the Merger

Unless the parties agree otherwise, the closing of the merger will take place on a date specified by Plum Creek and Weyerhaeuser (sometimes referred to in this section entitled “The Merger Agreement” individually as “a party” and collectively as “the parties”), but no later than the second business day after all closing conditions have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or waiver of those conditions). The merger will be effective at the time that the parties file articles of merger with the Secretary of State of the State of Washington and a certificate of merger with the Secretary of State of the State of Delaware, unless the parties agree to a later time for the completion of the merger and specify that time in the articles of merger and certificate of merger.

The merger is expected to close in late first quarter or early second quarter of 2016, subject to the receipt of required shareholder and stockholder approvals and the satisfaction or waiver of the other closing conditions. We cannot guarantee when or if the merger will be completed.

Merger Consideration

Under the terms of the merger agreement, at the effective time of the merger, each outstanding share of Plum Creek common stock (other than shares of Plum Creek common stock owned by Plum Creek as treasury stock, which will be canceled) will be converted into the right to receive 1.60 Weyerhaeuser common shares.

Plum Creek stockholders will not receive any fractional Weyerhaeuser common shares in the merger. Instead, each Plum Creek stockholder will be entitled to receive a cash payment in lieu of any fractional Weyerhaeuser common shares it otherwise would have received pursuant to the merger equal to the product obtained by multiplying (1) the fractional share interest to which such holder would otherwise be entitled (after taking into account all certificates representing shares of Plum Creek common stock or book-entry shares of Plum Creek common stock surrendered by such holder) by (2) the average of the volume weighted average price per share of Weyerhaeuser common shares on the NYSE on each of the five consecutive trading days ending with the last complete trading day prior to the closing date. Weyerhaeuser will make available to the exchange agent, from time to time as needed, cash sufficient to pay cash in lieu of fractional Weyerhaeuser common shares.

Treatment of Plum Creek Stock Options and other Equity-Based Awards

Upon completion of the merger, each outstanding Plum Creek Option will be converted into an option, on the same terms as were applicable prior to the merger, to purchase a corresponding number of Weyerhaeuser common shares, after giving effect to the 1.60 exchange ratio. Upon completion of the merger, each outstanding Plum Creek RSU and Plum Creek DSU will be converted into a Weyerhaeuser RSU or DSU, as applicable, on the same terms as were applicable prior to the merger, with respect to a corresponding number of Weyerhaeuser common shares, after giving effect to the 1.60 exchange ratio. Upon completion of the merger, each outstanding Pre-2015 VMA will be canceled with the holder thereof receiving an amount in cash determined assuming satisfaction of the applicable performance goals at the greater of target and actual performance through completion of the merger. Upon completion of the merger, each outstanding Post-2014 VMA will be converted into a Weyerhaeuser restricted unit, on the same terms as were applicable to the Plum Creek VMA prior to the merger; provided that the applicable performance goals will be deemed satisfied as of completion of the merger at the greater of target and actual performance through completion of the merger.

Weyerhaeuser Board and Officers Following the Merger

Pursuant to the merger agreement, at the time the merger becomes effective (1) the Weyerhaeuser board will be expanded from 10 directors to 13 directors, consisting of eight directors from Weyerhaeuser and five directors from Plum Creek, and (2) Rick R. Holley, the current chief executive officer of Plum Creek, will be appointed as non-executive chairman of the Weyerhaeuser board. Doyle R. Simons, the current chief executive officer of Weyerhaeuser, will remain as the chief executive officer of Weyerhaeuser and remain on the Weyerhaeuser board following completion of the merger. Upon closing, Weyerhaeuser’s executive team will include:

•	Rhonda Hunter, senior vice president, Timberlands;

•	Thomas Lindquist, executive vice president, Real Estate, Energy & Natural Resources;

•	Adrian Blocker, senior vice president, Wood Products;

•	Russell Hagen, senior vice president, Chief Financial Officer;

•	Devin Stockfish, senior vice president, General Counsel & Corporate Secretary;

•	Denise Merle, senior vice president, Human Resources; and

•	Timothy Punke, senior vice president, Corporate Affairs.

Representations and Warranties

The merger agreement contains representations and warranties made by Plum Creek to Weyerhaeuser and by Weyerhaeuser to Plum Creek. Certain of the representations and warranties in the merger agreement are subject to materiality or material adverse effect qualification (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct is material or would result in a material adverse effect) as well as subject to certain dollar thresholds. In addition, certain of the representations and warranties in the merger agreement are subject to knowledge qualifications, which means that those representations and warranties would not be deemed untrue or incorrect as a result of matters of which certain officers of the party making the representation did not have actual knowledge after making due inquiry of the other executives and managers having primary responsibility for such matter. The representations and warranties are further limited as previously disclosed in writing by Plum Creek and Weyerhaeuser to each other as provided for in the merger agreement and are also subject to, and qualified by, certain information included in the parties’ SEC filings made after January 1, 2014 and at least two business days prior to the date of the merger agreement.

The merger agreement provides that a “material adverse effect” means, with respect to a party, any fact, circumstance, effect, change, event or development that materially adversely affects the business, properties, financial condition or results of operations of such party and its subsidiaries, taken as a whole. However, no fact, circumstance, effect, change, event or development resulting from the following will be taken into account in determining whether there has been a material adverse effect to the extent it arises out of:

•	changes or conditions generally affecting the industries in which such party and any of its subsidiaries operate, except to the extent such change or condition has a materially disproportionate effect on such party and its subsidiaries, taken as a whole, relative to others in the industries in which such party and any of its subsidiaries operate;

•	general economic or political conditions or securities, credit, financial or other capital market conditions in the United States or any foreign jurisdiction, except to the extent such condition has a materially disproportionate effect on such party and its subsidiaries, taken as a whole, relative to others in the industries in which such party and any of its subsidiaries operate;

•	any failure, in and of itself, by such party to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (although the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a material adverse effect);

•	the execution and delivery of the merger agreement or the public announcement of the merger or any of the other transactions contemplated by the merger agreement, including the impact thereof on the relationships, contractual or otherwise, of such party or any of its subsidiaries with employees, labor unions, customers, suppliers or partners;

•	any change, in and of itself, in the market price or trading volume of such party’s securities (although the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been or will be, a material adverse effect);

•	any change in applicable law or GAAP (or authoritative interpretation thereof), except to the extent such change has a materially disproportionate effect on such party and its subsidiaries, taken as a whole, relative to others in the industries in which such party and any of its subsidiaries operate;

•	geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, except to the extent such effect has a materially disproportionate effect on such party and its subsidiaries, taken as a whole, relative to others in the industries in which such party and any of its subsidiaries operate;

•	any proceeding brought or threatened by stockholders of Plum Creek or shareholders of Weyerhaeuser asserting allegations of breach of fiduciary duty relating to the merger agreement or otherwise arising out of or relating to the merger agreement, the merger and the other transactions contemplated by the merger agreement or violations of securities laws in connection with this joint proxy statement/prospectus or the registration statement of which this joint proxy/prospectus forms a part; or

•	any actions taken by a party at the written direction of the other party that are not contemplated or required by the express terms of the merger agreement.

In the merger agreement, each of Weyerhaeuser and Plum Creek has made representations and warranties regarding, among other topics:

•	organization, standing, corporate power, organizational documents and ownership of subsidiaries;

•	capital structure;

•	authority to execute and deliver and perform its obligations under, and to complete the transactions contemplated by, the merger agreement and the enforceability of the merger agreement against the other party;

•	approval by each party’s respective board of directors and the recommendation of each party’s respective board of directors to its stockholders and shareholders, in connection with the transactions contemplated by the merger agreement;

•	the inapplicability of state takeover statutes to the merger agreement, the merger and the other transactions contemplated by the merger agreement;

•	the absence of conflicts with, or violations of, organizational documents, applicable law and certain contracts as a result of entering into the merger agreement and completing the merger and the other transactions contemplated by the merger agreement;

•	the consents required in connection with the merger and the other transactions contemplated by the merger agreement;

•	SEC documents, financial statements, internal controls, disclosure controls and absences of certain liabilities;

•	accuracy of information supplied or to be supplied in this joint proxy statement/prospectus;

•	conducting each party’s respective business in the ordinary course in all material respects from January 1, 2015 to the date of the merger agreement and the absence of certain changes or events over such time period, including a material adverse effect, declaration or payment of any dividend (subject to certain exceptions), incurrence of material indebtedness, a sale, lease or mortgage of property or assets of either party or its subsidiaries in excess of a particular threshold ($250 million in the case of Weyerhaeuser and $100 million in the case of Plum Creek) or any acquisitions of businesses for a purchase price in excess of a particular threshold ($250 million in the case of Weyerhaeuser and $100 million in the case of Plum Creek), changes in accounting methods (except as required by law or GAAP) or changes in tax elections (subject to certain exceptions);

•	tax matters;

•	employee benefit matters, including matters related to employee benefit plans, and compliance with the Employee Retirement Income Security Act of 1974;

•	collective bargaining agreements and other labor matters;

•	absence of certain litigation;

•	compliance with applicable laws and permits;

•	environmental matters;

•	material contracts;

•	owned and leased real property;

•	intellectual property matters;

•	possession of all permits necessary to enable each party and its respective subsidiaries to own, lease or otherwise hold its properties and assets;

•	insurance policies;

•	broker’s fees and expenses payable in connection with the merger;

•	the receipt of an opinion from each party’s respective financial advisor; and

•	the inapplicability of any requirement to be registered as an investment company under the Investment Company Act of 1940.

In the merger agreement, Plum Creek has made additional representations and warranties regarding the absence of certain affiliate transactions.

Conduct of Business

Each of Weyerhaeuser and Plum Creek has undertaken certain covenants in the merger agreement restricting the conduct of their respective businesses between the date of the merger agreement and the effective time of the merger. In general, each of Weyerhaeuser and Plum Creek has agreed to (1) conduct its business in the ordinary course in all material respects and (2) use its reasonable best efforts to preserve intact its business organization and advantageous business relationships and maintain its status as a real estate investment trust (“REIT”).

In addition, between the date of the merger agreement and the effective time of the merger, Weyerhaeuser has agreed to various specific restrictions relating to the conduct of its business, including with respect to the following (subject in each case to exceptions specified in the merger agreement or previously disclosed in writing to Plum Creek as provided in the merger agreement):

•	declaring or paying dividends or making other distributions, other than (1) regular quarterly cash dividends not exceeding $0.31 per share, (2) regular quarterly cash dividends payable by Weyerhaeuser in respect of the Weyerhaeuser 6.375% mandatory convertible preference shares, (3) dividends as described in Section 301(c)(1) of the Code by a direct or indirect wholly owned Weyerhaeuser subsidiary to its parent and (4) any dividend or other distribution declared, set aside or paid in order to meet the distribution requirements set forth in Section 857(a) of the Code and maintain its qualification as a REIT;

•	splitting, reverse splitting, combining, consolidating, subdividing or reclassifying any of its or its subsidiaries’ capital stock, voting securities or other equity interests, or securities convertible into or exchangeable or exercisable for such stock, securities or interests or issuing of any other securities in substitution for its or its subsidiaries’ capital stock, voting securities or other equity interests;

•	repurchasing, redeeming or otherwise acquiring its or its subsidiaries’ capital stock, voting securities or other equity interests (or any securities convertible into or exchangeable or exercisable for such capital stock, securities or interests) other than (1) the acquisition of Weyerhaeuser common shares in connection with the surrender of Weyerhaeuser common shares by holders of Weyerhaeuser stock options in order to pay the exercise price, (2) the withholding of Weyerhaeuser common shares to satisfy tax obligations with respect to equity awards, (3) the acquisition by Weyerhaeuser of awards granted pursuant to Weyerhaeuser stock plans in connection with the forfeiture of awards and (4) the acquisition by the trustee of any employee benefit plan maintained by Weyerhaeuser or any subsidiary intended to qualify under Section 401(k) of the Code in order to satisfy participant elections under the plan;

•

issuing, delivering, selling, granting, pledging or otherwise encumbering or subjecting to any lien (1) shares of its or its subsidiaries’ capital stock (other than, in the case of a wholly owned Weyerhaeuser subsidiary, to Weyerhaeuser or another wholly owned Weyerhaeuser subsidiary), (2) any other voting securities of or other equity interests in Weyerhaeuser or any of its subsidiaries, (3) any securities convertible into or exchangeable or exercisable for, or any rights to acquire, its or its subsidiaries’ capital stock, voting securities or other equity interests, (4) any warrants, calls, options or other rights to acquire any capital stock, voting securities or other equity interests in Weyerhaeuser or any of its subsidiaries or (5) any Weyerhaeuser voting debt, in each case other than (a) the issuance of Weyerhaeuser common shares upon the exercise of Weyerhaeuser stock options or upon the settlement of Weyerhaeuser RSUs or Weyerhaeuser PSUs, (b) the deferral of compensation under certain Weyerhaeuser deferred compensation or fee deferral plans into notional investments with respect to Weyerhaeuser common shares, (c) the issuance of Weyerhaeuser common shares pursuant to the Weyerhaeuser direct share purchase plan in effect on November 6, 2015 and (d) the issuance of Weyerhaeuser common shares upon the conversion of Weyerhaeuser’s 6.375% mandatory convertible preference shares;

•	amending its articles of incorporation or bylaws in a manner which, individually or in the aggregate, would reasonably be expected to have a material adverse effect or to prevent or materially impede, interfere with, hinder or delay the completion by Weyerhaeuser of the merger or any of the other transactions contemplated by the merger agreement, except as may be required by law;

•	making any change in financial accounting methods, except as required by a change in GAAP or law;

•	acquiring or agreeing to acquire any equity interest in or business of any entity or any properties or assets (other than transactions among Weyerhaeuser and any of its wholly owned subsidiaries in the ordinary course of business consistent with past practice or acquisitions of strategic investments whereby the aggregate consideration paid by Weyerhaeuser and its subsidiaries in connection with all such transactions would not exceed $250 million), except for the acquisition of supplies and inventory by Weyerhaeuser or any of its subsidiaries in the ordinary course of business consistent with past practice;

•	selling, leasing (as lessor), licensing, mortgaging, selling and leasing back or otherwise encumbering or subjecting to any lien, or otherwise disposing of, any properties or assets or any interests therein (other than (1) the sale of inventory or grant of non-exclusive licenses under intellectual property in the ordinary course of business consistent with past practice or (2) the sale, transfer or other disposition of all or any portion of the assets and liabilities that comprise Weyerhaeuser’s cellulose fibers business) that, individually or in the aggregate, have a fair market value in excess of $250 million;

•	entering into, extending, renewing, replacing, amending, modifying or terminating any collective bargaining agreement applicable to the employees of Weyerhaeuser or any of its subsidiaries, other than as required by law;

•	taking any action, or omitting to take any action, which would reasonably be expected to cause Weyerhaeuser to fail to qualify as a REIT or any of its subsidiaries to fail to be treated as a partnership or disregarded entity for federal tax purposes or as a qualified REIT subsidiary, a taxable REIT subsidiary or a REIT, as the case may be;

•	except as necessary to qualify or preserve Weyerhaeuser as a REIT or any of its subsidiaries as a partnership or disregarded entity for federal tax purposes or as a qualified REIT subsidiary, a taxable REIT subsidiary or a REIT, as the case may be, (1) making, changing or rescinding any material method of tax accounting, (2) making a request for a tax ruling or entering into a closing agreement, or settling or compromising any audit, assessment, tax claim or other controversy, in each case relating to material taxes that exceed $5 million in the aggregate, (3) filing any material amended tax return, (4) surrendering any material right to claim a refund or offset of any taxes that exceed $5 million in the aggregate or (5) changing the classification of Weyerhaeuser or any Weyerhaeuser subsidiary for U.S. tax purposes; or

•	authorizing or entering into any contract to do any of the foregoing.

In addition, between the date of the merger agreement and the effective time of the merger, Plum Creek has agreed to various specific restrictions relating to the conduct of its business, including with respect to the following (subject in each case to exceptions specified in the merger agreement or previously disclosed in writing to the other party as provided in the merger agreement):

•	declaring or paying dividends or making other distributions, other than (1) regular quarterly cash dividends not exceeding $0.44 per share, (2) dividends as described in Section 301(c)(1) of the Code by a direct or indirect wholly owned Plum Creek subsidiary to its parent and (3) any dividend or other distribution declared, set aside or paid in order to meet the distribution requirements set forth in Section 857(a) of the Code and maintain its qualification as a REIT;

•	splitting, reverse splitting, combining, consolidating, subdividing or reclassifying any of its or its subsidiaries’ capital stock, voting securities or other equity interests, or securities convertible into or exchangeable or exercisable for such stock, securities or interests or issuing any other securities in substitution for its or its subsidiaries’ capital stock, voting securities or other equity interests;

•	repurchasing, redeeming or otherwise acquiring its or its subsidiaries’ capital stock, voting securities or other equity interests (or any securities convertible into or exchangeable or exercisable for such capital stock, securities or interests), other than (1) the acquisition of shares of Plum Creek common stock in connection with the surrender of shares of common stock by holders of Plum Creek Options in order to pay the exercise price, (2) the withholding of shares of Plum Creek common stock to satisfy tax obligations with respect to equity awards and (3) the acquisition by Plum Creek of awards granted pursuant to Plum Creek stock plans in connection with the forfeiture of awards;

•	issuing, delivering, selling, granting, pledging or otherwise encumbering or subjecting to any lien (1) shares of its or its subsidiaries’ capital stock, (2) any other voting securities of or other equity interests in Plum Creek or any of its subsidiaries, (3) any securities convertible into or exchangeable or exercisable for, or any rights to acquire, its or its subsidiaries’ capital stock, voting securities or other equity interests, (4) any warrants, calls, options or other rights to acquire any capital stock, voting securities or other equity interests in Plum Creek or any of its subsidiaries, (5) any rights issued by Plum Creek or any of its subsidiaries that are linked in any way to the price of any class of capital stock of Plum Creek or any of its subsidiaries, the value of Plum Creek or any of its subsidiaries or any dividends or other distributions declared or paid on any shares of Plum Creek or any of its subsidiaries and (6) any Plum Creek voting debt, in each case other than (a) the issuance of Plum Creek common shares upon the exercise of Plum Creek Options or upon the settlement of Plum Creek RSUs, Plum Creek DSUs, or Plum Creek VMAs, (b) the deferral of compensation under certain of Plum Creek’s deferral plans into notional investments with respect to shares of Plum Creek common stock and (c) the issuance of Plum Creek common shares pursuant to the Plum Creek Direct Stock Ownership Plan as in effect on the date of the merger agreement;

•	amending its certificate of incorporation or by-laws, except as may be required by law;

•	amending the articles of incorporation or by-laws of any of its subsidiaries, except as may be required by law and except for any amendment that is not material and does not prevent or materially impede, interfere with, hinder or delay the completion by Plum Creek of the merger or any of the other transactions contemplated by the merger agreement;

•	granting to any current or former director, officer, consultant or employee of Plum Creek or any Plum Creek subsidiary any increase in compensation or benefits or awarding any bonuses or incentive compensation, other than to new hires or in connection with promotions based on job performance or workplace requirements in the ordinary course of business consistent with past practice, to Plum Creek Personnel in a position below vice president (or equivalent thereof) in the ordinary course of business consistent with past practice or to the extent required under any Plum Creek benefit plan, Plum Creek benefit arrangement or as required by law;

•	granting to any current or former director, officer, consultant or employee of Plum Creek or any Plum Creek subsidiary any increase in change in control, retention, severance or termination pay, except to the extent required under any Plum Creek benefit plan, Plum Creek benefit arrangement or as required by law;

•	granting or amending any equity or equity-based compensation awards, except to the extent required under any Plum Creek benefit plan, Plum Creek benefit arrangement or as required by law;

•	entering into or modifying any existing employment or consulting agreement with any current or former director, officer, consultant or employee of Plum Creek or any Plum Creek subsidiary, other than immaterial modifications in respect of, or renewal of, any existing employment or consulting agreement with any such personnel below the level of vice president (or equivalent thereof) or to the extent required under any Plum Creek benefit plan, Plum Creek benefit arrangement or as required by law;

•	hiring any employee or engaging any consultant, other than an employee or consultant with compensation of less than $200,000 per annum in the ordinary course of business consistent with past practice or to the extent required under any Plum Creek benefit plan, Plum Creek benefit arrangement or as required by law;

•	establishing, adopting, entering into or amending in any material respect any material Plum Creek benefit plan or Plum Creek benefit agreement, except to the extent required under any Plum Creek benefit plan, Plum Creek benefit arrangement or as required by law;

•	taking any action to accelerate the time of vesting or payment of any material compensation or benefits under any Plum Creek benefit plan or Plum Creek benefit agreement, except to the extent required under any Plum Creek benefit plan, Plum Creek benefit arrangement or as required by law;

•	materially changing any actuarial or other assumptions used to calculate funding obligations with respect to any Plum Creek benefit plan or materially changing the manner in which contributions to such plans are made or the basis on which such contributions are determined, in each case except to the extent required under any Plum Creek benefit plan, Plum Creek benefit arrangement or as required by law or GAAP;

•	terminating the employment of any individual in a position of vice president or above (or equivalent thereof), other than due to such individual’s death, disability or for cause or non-performance of material duties;

•	communicating with any current or former director, officer, consultant or employee of Plum Creek or any Plum Creek subsidiary regarding the compensation, benefits or other treatment they will receive following the effective time of the merger, unless Weyerhaeuser has had a reasonable opportunity to review and comment on such communications or such communications are consistent with those previously agreed upon by Weyerhaeuser and Plum Creek;

•	making any change in financial accounting methods, except as required by a change in GAAP or law;

•	acquiring or agreeing to acquire any equity interest in or business of any entity or any properties or assets (other than transactions among Plum Creek and any of its wholly owned subsidiaries in the ordinary course of business consistent with past practice or acquisitions of strategic investments whereby the aggregate consideration paid by Plum Creek and its subsidiaries in connection with all such transactions would not exceed $125 million), except for the acquisition of supplies and inventory by Plum Creek or any of its subsidiaries in the ordinary course of business consistent with past practice;

•

selling, leasing (as lessor), licensing, mortgaging, selling and leasing back or otherwise encumbering or subjecting to any lien, or otherwise disposing of, any properties or assets or any interests therein (other than (1) the sale of inventory or grant of non-exclusive licenses under intellectual property in the ordinary course of business consistent with past practice or (2) in relation to mortgages, liens and pledges to secure indebtedness for borrowed money permitted to be incurred as set forth in the bullet immediately following) that, individually or in the aggregate, have a fair market value in excess of $125 million;

•	incurring indebtedness, other than (1) indebtedness incurred in the ordinary course of business consistent with past practice not to exceed $50 million in the aggregate, (2) indebtedness in replacement of existing indebtedness; provided that the contracts relating to such indebtedness meet certain requirements and provided further that any indebtedness incurred in replacement of existing indebtedness may contain customary change in control provisions that would not be triggered as a result of the merger and the other transactions contemplated by the merger agreement, (3) guarantees by Plum Creek of indebtedness of a wholly owned subsidiary or guarantees by a subsidiary of indebtedness of Plum Creek or any other wholly owned Plum Creek subsidiary, in each case in the ordinary course and (4) borrowings under Plum Creek’s revolving credit facility;

•	making capital expenditures, other than capital expenditures set forth on a confidential capital plan provided by Plum Creek to Weyerhaeuser or capital expenditures related to operational emergencies;

•	entering into, extending, renewing, replacing, amending, modifying or terminating any collective bargaining agreement applicable to the employees of Plum Creek or any of its subsidiaries, other than as required by law;

•	waiving, releasing, assigning, settling or compromising any claim, action or proceeding, other than (1) insignificant ancillary ordinary course non-monetary relief, (2) the payment of monetary damages with respect to any claim, action or proceeding not in excess of $25 million in the aggregate and (3) the payment of monetary damages equal to or less than the amounts reserved with respect to such claim, action or proceeding in Plum Creek’s consolidated audited balance sheet as of December 31, 2014 (or the notes thereto);

•	other than in the ordinary course of business, extending, renewing, replacing, amending, modifying or terminating any Plum Creek material contract or entering into, extending, renewing, replacing, amending, modifying or terminating any contract that would be such a Plum Creek material contract if it had been entered into prior to the date of the merger agreement unless such extension, renewal, replacement, amendment, modification, termination or contract would not reasonably be expected to prevent or materially impede, interfere with, hinder or delay the completion of the merger or any of the transactions contemplated by the merger agreement or adversely affect in any material respect the expected benefits (taken as a whole) of the merger;

•	entering into, extending, renewing, replacing, amending or modifying any Plum Creek material contract to the extent that, as a result of such entry, extension, renewal, replacement, amendment or modification, (1) completion of the merger or compliance by Plum Creek or any of its subsidiaries with the provisions of the merger agreement would reasonably be expected to, among other things, conflict with, or result in any violation of or default under, or give rise to a right of termination, cancelation or acceleration of any obligation or result in any material alteration of, any provision of such contract or extension, renewal, replacement, amendment or modification or (2) the consequences described in (1) would (a) reasonably be expected to prevent or materially impede, interfere with, hinder or delay the completion of the merger or any of the other transactions contemplated by the merger agreement or (b) adversely affect in any material respect the expected benefits (taken as a whole) of the merger;

•	entering into, extending, renewing, replacing, amending or modifying any Plum Creek material contract to the extent that, as a result of such entry, extension, renewal, replacement, amendment or modification, would result in the creation of a lien upon material properties or assets of Plum Creek or its subsidiaries or require Weyerhaeuser, Plum Creek or any of their respective subsidiaries to license (other than non-exclusive licenses under Plum Creek’s or its subsidiaries’ intellectual property in the ordinary course of business) or transfer any of its material properties or assets under, or give rise to any increased, additional, accelerated or guaranteed right or entitlements of any third party under, or result in any material alteration of, such material contract or amendment;

•	entering into a new line of business outside its existing business;

•	dissolving or liquidating any Plum Creek subsidiary;

•	waiving the excess stock provision set forth in Plum Creek’s articles of incorporation for any person (other than Weyerhaeuser or any Weyerhaeuser subsidiary);

•	taking any action or omitting to take any action that would or would reasonably be expected to (1) result in any of the conditions to completing the merger not being satisfied, (2) result in new or additional required approvals from a government entity in connection with the merger or (3) prevent or materially impede, interfere with, hinder or delay the completion of the merger or any of the other transactions contemplated by the merger agreement;

•	taking any action, or omitting to take any action, which would reasonably be expected to cause Plum Creek to fail to qualify as a REIT or any Plum Creek subsidiary to fail to be treated as a partnership or disregarded entity for federal tax purposes or as a qualified REIT subsidiary, a taxable REIT subsidiary or a REIT, as the case may be;

•	except as necessary to qualify or preserve Plum Creek as a REIT or any of its subsidiaries as a partnership or disregarded entity for federal tax purposes or as a qualified REIT subsidiary, a taxable REIT subsidiary or a REIT, as the case may be, (1) making, changing or rescinding any material method of tax accounting, (2) making a request for a tax ruling or entering into a closing agreement, or settling or compromising any audit, assessment, tax claim or other controversy, in each case relating to material taxes that exceed $5 million in the aggregate, except that Plum Creek will be permitted to take certain actions related to the 2008 tax controversy and Southern Diversified Timber as set forth on a confidential disclosure provided by Plum Creek to Weyerhaeuser, (3) filing any material amended tax return, (4) surrendering any material right to claim a refund or offset of any taxes that exceed $5 million in the aggregate or (5) changing the classification of Plum Creek or any Plum Creek subsidiary for U.S. tax purposes; or

•	authorizing or entering into any contract to do any of the foregoing.

Moreover, each of Weyerhaeuser and Plum Creek has agreed that nothing contained in the merger agreement is intended to give the other party the right to control or direct its operations or the operations of any of its subsidiaries prior to the effective time of the merger and that, prior to the effective time, each party will exercise complete control and supervision over its and its subsidiaries’ respective operations, consistent with the terms and conditions of the merger agreement.

No Solicitation of Alternative Proposals

Weyerhaeuser and Plum Creek have each agreed, from the date of the execution of the merger agreement until the earlier of the effective time of the merger or the termination of the merger agreement, not to, and not to authorize any of its affiliates or its or their respective directors, officers, employees or representatives to:

•	directly or indirectly solicit, initiate or knowingly encourage or facilitate a takeover proposal (as defined below) or any inquiry or proposal that may reasonably be expected to lead to a takeover proposal; or

•	enter into or participate in discussions or negotiations with, or furnish any information with respect to, or cooperate with, any person who is seeking to make or has made a takeover proposal or any inquiry or proposal that may reasonably be expected to lead to a takeover proposal.

Additionally, except as described below, each party was required, and was required to instruct its affiliates and its and their representatives, upon execution of the merger agreement, to (1) immediately cease and cause to be terminated all existing discussions or negotiations with respect to a takeover proposal or an inquiry or proposal that may reasonably be expected to lead to a takeover proposal and (2) request prompt return or destruction of all confidential information previously furnished to any person or its representatives with respect to a takeover proposal and immediately terminate all physical and electronic data room access previously granted to any such person or its representatives.

Notwithstanding these restrictions, the merger agreement provides that, if, at any time prior to obtaining the approval of its shareholders or stockholders, as applicable, Weyerhaeuser or Plum Creek receives a bona fide written takeover proposal that its board of directors determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) constitutes or is reasonably likely to lead to a superior proposal (as defined below) and which was made after the date of the merger agreement and did not otherwise result from a material breach of the non-solicitation obligations described in this section entitled “—No Solicitation of Alternative Proposals”, then Weyerhaeuser or Plum Creek, as applicable, may (1) furnish information with respect to itself and its subsidiaries to the person making such takeover proposal and its representatives pursuant to a customary confidentiality agreement no less restrictive than the confidentiality agreement between Weyerhaeuser and Plum Creek (provided that such information has previously been provided to the other party or is provided to the other party prior to or substantially concurrent with the time that it is provided to such person) and (2) participate in discussions regarding the terms of such takeover proposal and negotiate such terms with the person making such takeover proposal.

The merger agreement also requires each party (1) to notify the other promptly (and in any event within one business day of receipt thereof) of a takeover proposal that may reasonably be expected to lead to a takeover proposal, including the material terms and conditions of any such takeover proposal (including any changes thereto) and the identity of the person making a takeover proposal, (2) to keep the other informed in all material respects of the status and details of the takeover proposal and (3) to provide the other, as soon as practicable, copies of all written and electronic materials that describe any takeover proposal and any material amendments thereto exchanged between each respective party or any of its subsidiaries or any of its or their representatives and the person who describes any of the terms or conditions of the takeover proposal.

“Takeover proposal” means, with respect to either party, any proposal or offer (whether or not in writing) from a third party with respect to any (1) merger, amalgamation, consolidation, share exchange, other business combination, recapitalization, liquidation, dissolution or similar transaction involving a party or any of its subsidiaries, (2) sale, lease, contribution or other disposition, directly or indirectly (including by way of a transaction listed in the foregoing clause (1)), of any business or assets of a party or its subsidiaries representing 15% or more of the consolidated revenues, consolidated net income or consolidated assets of such party, (3) transaction in which any person will acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns, or has the right to acquire beneficial ownership of, 15% or more of a party’s total outstanding voting power or (4) combination of the foregoing. With respect to Weyerhaeuser, the sale, transfer or other disposition of all or any portion of the assets and liabilities that comprise Weyerhaeuser’s cellulose fibers business, and any proposal or offer relating thereto, will not constitute a Weyerhaeuser takeover proposal.

“Superior proposal” means, with respect to either party, any binding bona fide written offer that did not result from a material breach of the non-solicitation obligations described in this section entitled “—No Solicitation of Alternative Proposals” made by a third party or group pursuant to which such third party (or in a merger or consolidation involving such party, the stockholders of such third party) or group would acquire, directly or indirectly, more than 50% of the Weyerhaeuser common shares or shares of Plum Creek common stock, as applicable, or all or substantially all of the assets of a party and its subsidiaries, taken as a whole, (1) on terms which such party’s board of directors determines in good faith (after consultation with outside counsel and a financial advisor) to be more favorable from a financial point of view to the party’s shareholders or stockholders, as applicable, than the merger, taking into account all the material terms and conditions of such offer and of the merger agreement (including any changes proposed by the other party to the terms of the merger agreement) and (2) that is otherwise reasonably capable of being completed on the terms proposed taking into account all material legal, financial, regulatory and other aspects of such proposal.

Changes in Board Recommendations

Weyerhaeuser and Plum Creek have agreed under the merger agreement to, through their respective board of directors, recommend to their shareholders or stockholders, as applicable, the share issuance proposal and the merger proposal, respectively, and to include such recommendations in this joint proxy statement/prospectus.

The merger agreement provides that, subject to the exceptions described below, neither the Weyerhaeuser board nor the Plum Creek board will (1) withdraw (or modify in any manner adverse to the other party) or propose publicly to withdraw (or modify in any manner adverse to the other party) its recommendation of the share issuance proposal or the merger proposal, as applicable, (2) adopt, approve, recommend or declare advisable, or propose publicly to adopt, approve, recommend or declare advisable, a takeover proposal or (3) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, or allow Weyerhaeuser or Plum Creek, as applicable, or any of its affiliates to execute or enter into, any acquisition agreement (other than a confidentiality agreement otherwise permitted by the merger agreement) constituting or relating to, or that is intended to or would reasonably be expected to lead to, any takeover proposal, or requiring, or reasonably expected to cause, such party to abandon, terminate, delay or fail to complete, or that would otherwise prevent or materially impede, interfere with, hinder or delay the completion of, or be inconsistent with, the merger or any of the other transactions contemplated by the merger agreement, or requiring, or reasonably expected to cause, such party to fail to comply with the merger agreement in any material respect.

Notwithstanding the foregoing restrictions, at any time prior to obtaining the relevant shareholder or stockholder approval, the board of directors of Weyerhaeuser or Plum Creek, as applicable, may make an adverse recommendation change if it determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that the failure to take such action would be inconsistent with its fiduciary duties under applicable law or if Weyerhaeuser or Plum Creek, as applicable, receives a superior proposal. However, no adverse recommendation change in connection with a takeover proposal or a superior proposal may be made until after the fifth business day following such party first delivering to the other party written notice of its intent to take such action, including the terms and conditions of any takeover proposal or superior proposal.

In the event of any amendment to the financial terms or any other material term of a takeover proposal or a superior proposal, a party must deliver a new notice of recommendation change to the other party and again comply with the requirements set forth above with respect to such revised takeover proposal or superior proposal (except that references to the five business day period are deemed to be references to a three business day period). In determining whether to make an adverse recommendation change, a party’s board of directors must take into account any changes to the terms of the merger agreement proposed by the other party in response to a notice of recommendation change or otherwise.

Efforts to Obtain Required Shareholder Votes

Plum Creek has agreed to hold a meeting of its stockholders as soon as practicable for the purpose of obtaining Plum Creek stockholder approval of the merger proposal. Subject to the ability of the Plum Creek board to make an adverse recommendation change, Plum Creek is required to use its reasonable best efforts to solicit stockholder approval of the merger proposal.

Weyerhaeuser has also agreed to hold a meeting of its shareholders as soon as practicable for the purpose of obtaining Weyerhaeuser shareholder approval of the share issuance proposal. Subject to the ability of the Weyerhaeuser board to make an adverse recommendation change, Weyerhaeuser is required to use its reasonable best efforts to solicit shareholder approval of the share issuance proposal.

Both Plum Creek and Weyerhaeuser are required to use their reasonable best efforts to hold the Plum Creek special meeting and the Weyerhaeuser special meeting at the same time and on the same date.

Efforts to Complete the Merger

Weyerhaeuser and Plum Creek have each agreed to use their reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with each other in doing, all things necessary, proper or advisable to complete and make effective, as soon as reasonably possible, the merger and the other transactions contemplated by the merger agreement. Without limiting the foregoing, each party and its respective board of directors has agreed to use its reasonable best efforts to take all action reasonably appropriate to ensure that no takeover statute is or becomes applicable to the merger agreement, the merger or any other transaction contemplated by the merger agreement and, if any such statute becomes applicable, take all action reasonably appropriate to ensure that the merger agreement, the merger and the other transactions contemplated by the merger agreement may be completed as promptly as practicable on the terms contemplated by the merger agreement.

The foregoing obligations are subject to certain exceptions and limitations, including that (1) none of Weyerhaeuser, Plum Creek nor any of their respective subsidiaries will be required and (2) neither Plum Creek nor any Plum Creek subsidiary will be permitted without the prior written consent of Weyerhaeuser, to undertake any efforts or to take any action if the taking of all such efforts or action, in the aggregate, would or would reasonably be expected to result in a regulatory material adverse effect. For purposes of the merger agreement, “regulatory material adverse effect” means any fact, circumstance, effect, change, event or development that materially adversely affects the business, properties, financial condition or results of operations of the combined company and its subsidiaries, taken as a whole. For purposes of determining whether any fact, circumstance, effect, change, event or development would or would reasonably be expected to result in a regulatory material adverse effect, the combined company and its subsidiaries will collectively be deemed to be a company the size of (and with net sales and net earnings equal to the comparable financial metrics of those of) Plum Creek and its subsidiaries, taken as a whole.

Employee Benefits Matters

From the completion of the merger until December 31 of the year in which the completion of the merger occurs, Weyerhaeuser has agreed to provide each employee of Plum Creek and its subsidiaries (1) with compensation opportunities and benefits that are substantially comparable in the aggregate to the compensation opportunities and benefits provided to Plum Creek’s employees immediately prior the completion of the merger and (2) with severance benefits payable in accordance with the severance benefit plans and arrangements maintained by Plum Creek as of immediately prior to the completion of the merger, taking into account all service with Plum Creek, Weyerhaeuser or any of their subsidiaries in determining eligibility for severance benefits and amount of severance benefits payable.

The parties have agreed that for purposes of determining (1) eligibility to participate and vesting with respect to all plans maintained by Weyerhaeuser and (2) the level of benefits under Weyerhaeuser vacation and severance plans and arrangements, each Plum Creek employee’s service with Plum Creek will be treated as service with Weyerhaeuser, to the extent that such service was recognized by Plum Creek prior to the completion of the merger, such recognition would not result in any duplication of benefits and similarly situated employees of Weyerhaeuser receive credit for prior service under such plans and such plans are not grandfathered or frozen, either with respect to eligibility to participate, vesting or level of benefits.

Weyerhaeuser will generally (1) waive any pre-existing condition exclusions and actively at work requirements under any employee welfare benefit plan in which Plum Creek employees will be eligible to participate, to the extent such conditions were satisfied under the corresponding Plum Creek employee welfare benefit plan prior to the completion of the merger and (2) recognize co-payments and deductibles incurred by each Plum Creek employee during the year in which the completion of the merger occurs as if there had been a single continuous employer, if such co-payments and deductibles are submitted to the administrator of the Weyerhaeuser benefit plan within 90 days following the completion of the merger.

Indemnification and Insurance

The merger agreement provides that Weyerhaeuser will defend and hold harmless, to the fullest extent permitted under applicable law, each former and present director or officer of Plum Creek or any of its subsidiaries, as the case may be (referred to as an “indemnified party”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses incurred in connection with any suit, action or other proceeding with respect to matters existing or occurring at or prior to the effective time of the merger, arising out of or pertaining to the fact that the Plum Creek indemnified party is or was an officer or director of Plum Creek or any of its subsidiaries or is or was serving at the request of Plum Creek or any of its subsidiaries as a director or officer of another person, whether asserted or claimed prior to, at or after the effective time of the merger as provided in Plum Creek’s or any of its subsidiaries’ respective certificates of incorporation or by-laws (or comparable organizational documents) as in effect on the date of the merger agreement and any indemnification or other similar agreements of Plum Creek or any of its subsidiaries, in each case as in effect on the date of the merger agreement.

The merger agreement requires that Weyerhaeuser purchase and maintain for six years following the merger a “tail” directors’ and officers’ liability insurance policy covering Plum Creek and its current and former directors and officers who are currently covered by the directors’ and officers’ liability insurance currently maintained by Plum Creek on terms and conditions not less favorable to the insured persons and at a cost not to exceed $1.8 million.

The merger agreement also requires that, for a period of six years from the effective time of the merger and subject to restrictions on amendment or repeal unless otherwise required by law, the charter and bylaws of the combined company will contain provisions no less favorable with respect to indemnification, advancement of expenses and limitations on liability of directors and officers than are set forth in the charter or by-laws of Plum Creek and the Plum Creek subsidiaries.

Other Covenants and Agreements

The merger agreement contains certain other covenants and agreements, including covenants relating to:

•	cooperation between Weyerhaeuser and Plum Creek in the preparation of this joint proxy statement/prospectus;

•	confidentiality and access by each party to certain information about the other party during the period prior to the effective time of the merger;

•	the use of each party’s reasonable best efforts to cause the merger to qualify as a tax-free “reorganization” within the meaning of the Code;

•	cooperation between Weyerhaeuser and Plum Creek in the defense of any securityholder litigation relating to the merger, including in any proposed settlement thereof;

•	the provision by Plum Creek and its subsidiaries of all cooperation reasonably requested by Weyerhaeuser that is reasonably necessary to assist Weyerhaeuser with obtaining debt financing in connection with the refinancing of any of Plum Creek’s or any Plum Creek subsidiaries’ indebtedness or with raising capital to repurchase Weyerhaeuser common shares;

•	cooperation between Weyerhaeuser and Plum Creek in connection with public announcements;

•	the use of reasonable best efforts by Weyerhaeuser to cause the Weyerhaeuser common shares to be issued in the merger to be approved for listing on the NYSE;

•

coordination between Weyerhaeuser and Plum Creek to designate the same record and payment dates for any quarterly dividends or distributions declared in accordance with the merger agreement in any calendar quarter in which the closing of the merger might reasonably be expected to occur so that

(1) no holder of Weyerhaeuser common shares or shares of Plum Creek common stock will receive two dividends, or fail to receive one dividend, for any single calendar quarter and (2) the quarterly payments of dividends to holders of Weyerhaeuser common shares (and any necessary adjustments to Plum Creek’s schedule for quarterly dividends) will be made substantially in accordance with Weyerhaeuser’s historical quarterly dividend payment schedule;

•	the composition of the Weyerhaeuser board following the completion of the merger, as described under “The Merger Agreement —Weyerhaeuser Board Following the Merger;” and

•	in connection with declaring, setting aside or paying any dividend on, or making any other distribution in respect of, Weyerhaeuser common shares or shares of Plum Creek common stock, as applicable, in order to meet the distribution requirements set forth in Section 857(a) of the Code and maintain its qualification as a REIT under the Code or applicable state law (any such distribution referred to as a “Special Distribution”, and the per share amount of such distribution referred to as the “Special Distribution Per Share”), Weyerhaeuser or Plum Creek, as applicable, will (1) notify the other party promptly (and in any event within 24 hours) of such determination, including the size and character of such distribution and the reasons therefor, (2) to the maximum extent possible, make the distribution in the form of Weyerhaeuser common shares or shares of Plum Creek common stock, as applicable, and (3) be entitled to declare and pay such distribution.

•	If any Special Distribution (or portion thereof) is made in the form of cash, then the other party will be entitled to declare and pay a dividend per share (1) in the case of Weyerhaeuser, to holders of Weyerhaeuser common shares, in an amount per Weyerhaeuser common share equal to (x) the Special Distribution Per Share declared by Plum Creek with respect to each share of Plum Creek common stock divided by (y) 1.60 and (2) in the case of Plum Creek, to holders of shares of Plum Creek common stock, in an amount per share of Plum Creek common stock equal to (A) the Special Distribution Per Share declared by Weyerhaeuser with respect to each Weyerhaeuser common share multiplied by (B) 1.60.

Conditions to Completion of the Merger

The obligations of each of Weyerhaeuser and Plum Creek to effect the merger are subject to the satisfaction or waiver of the following conditions:

•	the approval by Plum Creek stockholders of the merger proposal;

•	the approval by Weyerhaeuser shareholders of the share issuance proposal;

•	the approval for listing by the NYSE, subject to official notice of issuance, of the Weyerhaeuser common shares issuable to Plum Creek stockholders in the merger and upon the exercise or settlement, as applicable, of Plum Creek Options, Plum Creek RSUs, Plum Creek DSUs and certain Plum Creek VMAs;

•	obtaining all consents, if any, required to be obtained (1) under any foreign antitrust, competition, foreign investment, trade regulation or similar laws or (2) from or of any governmental entity, in each case in connection with the completion of the merger and the transactions contemplated by the merger agreement, except for those consents that are immaterial to the combined company (which, for these purposes, will be deemed to be a company the size of Weyerhaeuser and its subsidiaries, taken as a whole);

•

the absence of any law or judgment issued by any court or tribunal of competent jurisdiction that prevents, makes illegal or prohibits the closing of the merger or that (1) prohibits, restrains or otherwise interferes with the merger or the ownership or operation of any portion of the business, properties or assets of either party or its respective subsidiaries or compels Weyerhaeuser or any Weyerhaeuser subsidiary to dispose of any portion of the business, properties or assets of either party or its respective subsidiaries or (2) seeks divestiture of any shares of Plum Creek common stock or imposes or confirms limitations on the ability of Weyerhaeuser or any Weyerhaeuser subsidiary effectively to exercise full rights of ownership of the shares of Plum Creek common stock, including the right to vote, in the case of (1) or (2), that would reasonably be expected (after giving effect to any reasonably expected proceeds of any divestiture or sale of assets) to have a regulatory material adverse effect on Weyerhaeuser or Plum Creek;

•	the SEC having declared effective the registration statement of which this joint proxy statement/prospectus forms a part;

•	the representations and warranties of the other party relating to capital structure, authority, execution and delivery, enforceability and brokers’ fees and expenses being true and correct in all material respects as of the date of the closing of the merger (except to the extent expressly made as of an earlier date, in which case, as of such earlier date);

•	each other representation and warranty of the other party being true and correct as of the date of the closing of the merger (except to the extent expressly made as of an earlier date, in which case, as of such earlier date), except where the failure of such representations and warranties to be true and correct, individually and in the aggregate, has not had and would not reasonably be expected to have a material adverse effect;

•	the other party having performed in all material respects all obligations required to be performed by it under the merger agreement;

•	the receipt of an officer’s certificate executed by an executive officer of the other party certifying that the two preceding conditions have been satisfied;

•	the absence of a material adverse effect on the other party since the date of the merger agreement;

•	the receipt of an opinion of that party’s counsel to the effect that commencing with Plum Creek’s taxable year ended December 31, 1999, in the case of Plum Creek, and commencing with Weyerhaeuser’s taxable year ended December 31, 2010, in the case of Weyerhaeuser, such party has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code;

•	the receipt of an opinion of that party’s counsel to the effect that the merger will qualify as a tax-free reorganization; and

•	not having declared or paid a Special Distribution in cash in an aggregate amount, together with any cash dividend or distribution the other party is permitted to declare and pay as a result of such Special Distribution, the proximate result of which is any indebtedness of Weyerhaeuser or Plum Creek is rated below investment grade on any day after the announcement, declaration or paying of a Special Distribution.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the effective time of the merger, whether before or after the receipt of the requisite shareholder and stockholder approvals, under the following circumstances:

•	by mutual written consent of Weyerhaeuser and Plum Creek;

•	by either Weyerhaeuser or Plum Creek:

•	if the merger is not completed by September 30, 2016 (referred to as the “end date”); provided that this right to terminate the merger agreement will not be available to a party if the failure of the merger to occur on or before the end date is the result of a breach of the merger agreement by such party or the failure of any representation or warranty of such party contained in the merger agreement to be true and correct;

•	if the condition that no applicable law and no judgment issued by any court or tribunal of competent jurisdiction be in effect that prevents, makes illegal or prohibits the completion of the merger is not satisfied and the legal restraint giving rise to such non-satisfaction will have become final and non-appealable; provided that the right to terminate the merger agreement pursuant to the preceding clause will not be available to any party if such failure to satisfy such condition is the result of the failure of such party to have complied with its obligations to take, or cause to be taken, certain actions, as described in the section entitled “—Efforts to Complete the Merger” beginning on page 132;

•	if Weyerhaeuser shareholders fail to approve the share issuance proposal at the Weyerhaeuser special meeting (unless the Weyerhaeuser special meeting has been adjourned in which case at the final adjournment thereof);

•	if Plum Creek stockholders fail to approve the merger proposal at the Plum Creek special meeting (unless the Plum Creek special meeting has been adjourned in which case at the final adjournment thereof);

•	if the other party breaches or fails to perform any of its obligations under the merger agreement, or if any of the representations or warranties of such party fails to be true and correct, which breach or failure (1) would give rise to the failure of the conditions that (a) the representations and warranties contained in the merger agreement be true and correct at and as of the closing date, except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect (other than certain representations that must be true and correct in all material respects at and as of the closing date) or (b) such party will have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date and (2) is not reasonably capable of being cured by such party by the end date or is not cured by such party within 45 days after receiving written notice, except that the right to so terminate the merger agreement will not be available to a party that is then in breach of any covenant or agreement, or representation or warranty in the merger agreement such that the conditions set forth in the seventh, eighth and ninth bullets in the section entitled “—Conditions to Completion of the Merger” would not then be satisfied by such party;

•	by Weyerhaeuser, if a Plum Creek adverse recommendation change will have occurred; or

•	by Plum Creek, if a Weyerhaeuser adverse recommendation change will have occurred.

If the merger agreement is validly terminated, the agreement will become void and have no effect, without any liability or obligation on the part of any party except in the case of fraudulent misrepresentation, intentional misrepresentation or intentional breach of a covenant or agreement contained in the merger agreement. The provisions of the merger agreement relating to fees and expenses, effects of termination, governing law, jurisdiction, waiver of jury trial and specific performance, as well as the confidentiality agreement entered into between Weyerhaeuser and Plum Creek, will continue in effect notwithstanding termination of the merger agreement.

Expenses and Termination Fees

Generally, each party shall pay all fees and expenses incurred by it in connection with the merger and the other transactions and agreements contemplated by the merger agreement. However, upon a termination of the merger agreement, a party may become obligated to pay to the other party a termination fee, in the following circumstances:

Plum Creek will be obligated to pay a termination fee of $250 million to Weyerhaeuser if:

•	Weyerhaeuser terminates the merger agreement because prior to obtaining the approval of the Plum Creek stockholders of the merger proposal, the Plum Creek board (1) withdraws (or modifies in any manner adverse to Weyerhaeuser) or proposes publicly to withdraw (or modify in any manner adverse to Weyerhaeuser) its recommendation of the merger proposal or (2) adopts, approves, recommends or declares advisable, or proposes publicly to adopt, approve, recommend or declare advisable, a takeover proposal (or either party terminates the merger agreement because the merger is not completed on or before the end date or the Plum Creek stockholder approval is not obtained at the Plum Creek special meeting, in each case at any time at or after which Weyerhaeuser would have been permitted to terminate the merger agreement as a result of the actions described in clause (1) or clause (2) of this bullet);

•	Weyerhaeuser terminates the merger agreement due to a material breach by Plum Creek of its non-solicitation covenants described in the section entitled “—No Solicitation of Alternative Proposals” (or either party terminates the merger agreement because the merger is not completed on or before the end date or the Plum Creek stockholder approval is not obtained at the Plum Creek special meeting, in each case at any time at or after which Weyerhaeuser would have been permitted to terminate the merger agreement as a result of a material breach of the actions described in this bullet); or

•	each of the following three events occurs:

•	prior to the Plum Creek special meeting, a Plum Creek takeover proposal is made to Plum Creek or is made directly to the stockholders of Plum Creek generally or otherwise becomes publicly known or any person has publicly announced an intention to make a Plum Creek takeover proposal;

•	thereafter the merger agreement is terminated by either party because the merger is not completed on or before the end date (if the Plum Creek special meeting has not been held) or by either party because the Plum Creek stockholder approval is not obtained at the Plum Creek special meeting; and

•	within 12 months of such termination, Plum Creek enters into a definitive contract to complete a Plum Creek takeover proposal that is later completed or a Plum Creek takeover proposal is completed (provided that for the purposes of the foregoing, the references to 15% in the definition of “takeover proposal” will be deemed references to 50%).

Weyerhaeuser will be obligated to pay a termination fee of $250 million to Plum Creek if:

•	Plum Creek terminates the merger agreement because prior to obtaining the approval of the Weyerhaeuser shareholders of the share issuance proposal, the Weyerhaeuser board (1) withdraws (or modifies in any manner adverse to Plum Creek) or proposes publicly to withdraw (or modify in any manner adverse to Plum Creek) its recommendation of the share issuance proposal or (2) adopts, approves, recommends or declares advisable, or proposes publicly to adopt, approve, recommend or declare advisable, a takeover proposal (or either party terminates the merger agreement because the merger is not completed on or before the end date or the Weyerhaeuser shareholder approval is not obtained at the Weyerhaeuser special meeting, in each case at any time at or after which Plum Creek would have been permitted to terminate the merger agreement as a result of the actions described in clause (1) or clause (2) of this bullet);

•	Plum Creek terminates the merger agreement due to a material breach by Weyerhaeuser of its non-solicitation covenants described in the section entitled “—No Solicitation of Alternative Proposals” (or either party terminates the merger agreement because the merger is not completed on or before the end date or the Weyerhaeuser shareholder approval is not obtained at the Weyerhaeuser special meeting, in each case at any time at or after which Plum Creek would have been permitted to terminate the merger agreement as a result of a material breach of the actions described in this bullet); or

•	each of the following three events occurs:

•	prior to the Weyerhaeuser special meeting, a Weyerhaeuser takeover proposal is made to Weyerhaeuser or is made directly to the shareholders of Weyerhaeuser generally or otherwise becomes publicly known or any person has publicly announced an intention to make a Weyerhaeuser takeover proposal;

•	thereafter the merger agreement is terminated by either party because the merger is not completed on or before the end date (if the Weyerhaeuser special meeting has not been held) or by either party because the Weyerhaeuser shareholder approval is not obtained at the Weyerhaeuser special meeting; and

•	within 12 months of such termination, Weyerhaeuser enters into a definitive contract to complete a Weyerhaeuser takeover proposal that is later completed or a Weyerhaeuser takeover proposal is completed (provided that for the purposes of the foregoing, the references to 15% in the definition of “takeover proposal” will be deemed references to 50%).

In the event that the merger agreement is terminated by either Weyerhaeuser or Plum Creek because the Plum Creek stockholder approval is not obtained at the Plum Creek special meeting, then Plum Creek will pay to Weyerhaeuser all of the reasonable documented out-of-pocket fees and expenses incurred by Weyerhaeuser or its subsidiaries in connection with the merger agreement, the merger and the other transactions contemplated by the merger agreement up to a maximum of $40 million. In the event any Plum Creek termination fee is payable after the time Plum Creek pays any such reimbursement for fees and expenses, the amount of the Plum Creek termination fee payable by Plum Creek will be reduced by the amount of the expense reimbursement actually paid to Weyerhaeuser.

In the event that the merger agreement is terminated by either Weyerhaeuser or Plum Creek because the Weyerhaeuser shareholder approval is not obtained at the Weyerhaeuser special meeting, then Weyerhaeuser will pay to Plum Creek all of the reasonable documented out-of-pocket fees and expenses incurred by Plum Creek or its subsidiaries in connection with the merger agreement, the merger and the other transactions contemplated by the merger agreement up to a maximum of $40 million. In the event any Weyerhaeuser termination fee is payable after the time Weyerhaeuser pays any such reimbursement for fees and expenses, the amount of the Weyerhaeuser termination fee payable by Weyerhaeuser will be reduced by the amount of the expense reimbursement actually paid to Plum Creek.

In no event will either party be obligated to pay more than one termination fee pursuant to the merger agreement.

Amendments, Extensions and Waivers

Amendment. The merger agreement may be amended in writing by Weyerhaeuser and Plum Creek at any time before or after receipt of the shareholder or stockholder approvals. However, after shareholder or stockholder approval has been received, no amendment is permitted that would require further shareholder or stockholder approval under applicable law without the further approval of such shareholders or stockholders.

Extension; Waiver. At any time prior to the effective time of the merger, any party may, in writing, (i) extend the time for performance of any obligation or act of the other party, (ii) waive any inaccuracy in a representation or warranty of the other party, (iii) waive compliance by the other party with any of the covenants and agreements contained in the merger agreement or (iv) waive the satisfaction of any of the conditions contained in the merger agreement.

No Third Party Beneficiaries

The merger agreement is not intended to confer any rights or remedies upon any person other than the parties and, as described in the section entitled “—Indemnification and Insurance” beginning on page 133, the indemnified parties.

Specific Enforcement

Weyerhaeuser and Plum Creek have acknowledged and agreed that irreparable damage would occur in the event that any of the provisions of the merger agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy. Weyerhaeuser and Plum Creek agreed that they will be entitled to an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the performance of the terms and provisions of the merger agreement, without proof of actual damages. Weyerhaeuser and Plum Creek further agreed not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any breach.

Consent to Jurisdiction

Each of the parties (i) consents to submit itself to the personal jurisdiction of any Delaware state court or any federal court located in the State of Delaware in the event any dispute arises out of the merger agreement, the merger or any of the other transactions contemplated by the merger agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it will not bring any action relating to the merger agreement, the merger or any of the other transactions contemplated by the merger agreement in any court other than any Delaware state court or any federal court sitting in the State of Delaware.

IF YOU ARE A WEYERHAEUSER SHAREHOLDER, THE WEYERHAEUSER BOARD

RECOMMENDS THAT YOU VOTE “FOR” WEYERHAEUSER PROPOSAL 1.

IF YOU ARE A PLUM CREEK STOCKHOLDER, THE PLUM CREEK BOARD

RECOMMENDS THAT YOU VOTE “FOR” PLUM CREEK PROPOSAL 1.

WEYERHAEUSER PROPOSAL 2 AND PLUM CREEK PROPOSAL 2: POSSIBLE ADJOURNMENT TO SOLICIT ADDITIONAL PROXIES, IF NECESSARY OR APPROPRIATE

The Weyerhaeuser special meeting or Plum Creek special meeting may be adjourned to another time and place to permit further solicitation of proxies, if necessary or appropriate, to obtain additional proxies if there are not sufficient votes to approve the share issuance proposal, in the case of the Weyerhaeuser special meeting, or the merger proposal, in the case of the Plum Creek special meeting. Neither the Weyerhaeuser board nor the Plum Creek board intends to propose adjournment of the applicable special meeting if there are sufficient votes to approve the share issuance proposal or the merger proposal, as the case may be.

Weyerhaeuser and Plum Creek are asking you to authorize the holder of any proxy solicited by such party’s board of directors to vote in favor of any adjournment of its special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the share issuance proposal, in the case of the Weyerhaeuser special meeting, or the merger proposal, in the case of the Plum Creek special meeting.

Approval of the Weyerhaeuser adjournment proposal requires that the votes cast in favor of the Weyerhaeuser adjournment proposal exceed the votes cast against it. Approval of the Plum Creek adjournment proposal requires that the votes cast “FOR” such proposal exceed the votes cast “AGAINST” such proposal (with abstentions and broker non-votes not considered votes cast).

If you are a Weyerhaeuser shareholder and fail to vote, fail to instruct your broker or nominee to vote or mark your proxy or voting instructions to abstain, it will have no effect on the Weyerhaeuser adjournment proposal. If you are a Plum Creek stockholder and fail to vote or fail to instruct your broker or nominee to vote, it will have no effect on the Plum Creek adjournment proposal, assuming a quorum is present. If you are a Plum Creek stockholder and you mark your proxy or voting instructions to abstain, it will have no effect on the Plum Creek adjournment proposal.

IF YOU ARE A WEYERHAEUSER SHAREHOLDER, THE WEYERHAEUSER BOARD

RECOMMENDS THAT YOU VOTE “FOR” WEYERHAEUSER PROPOSAL 2.

IF YOU ARE A PLUM CREEK STOCKHOLDER, THE PLUM CREEK BOARD

RECOMMENDS THAT YOU VOTE “FOR” PLUM CREEK PROPOSAL 2.

PLUM CREEK PROPOSAL 3: NON-BINDING ADVISORY VOTE ON COMPENSATION

Under Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, Plum Creek is required to submit a proposal to its stockholders for a non-binding, advisory vote to approve certain compensation that may be paid or become payable to Plum Creek’s named executive officers in connection with the completion of the merger. This proposal, which we refer to as the “compensation proposal”, gives Plum Creek’s stockholders the opportunity to vote, on a non-binding, advisory basis, on the compensation that may be paid or become payable to Plum Creek’s named executive officers in connection with the merger. This compensation is summarized in the table in the section entitled “The Issuance of Weyerhaeuser Shares and the Adoption of the Merger Agreement—Financial Interests of Plum Creek Directors and Officers in the Merger—Golden Parachute Compensation” beginning on page 96, including the footnotes to the table.

The Plum Creek board encourages you to review carefully the named executive officer merger-related compensation information disclosed in this joint proxy statement/prospectus.

The Plum Creek board unanimously recommends that Plum Creek’s stockholders approve the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to the named executive officers of Plum Creek Timber Company, Inc. in connection with the merger, as disclosed pursuant to Item 402(t) of Regulation S-K in the table in the section of the joint proxy statement/prospectus entitled “The Issuance of Weyerhaeuser Shares and the Adoption of the Merger Agreement—Financial Interests of Plum Creek Directors and Officers in the Merger—Golden Parachute Compensation” beginning on page 96, including the associated narrative discussion, and the agreements and plans pursuant to which such compensation may be paid or become payable, are hereby APPROVED.”

The vote on the compensation proposal is a vote separate and apart from the vote on the merger proposal. Accordingly, you may vote to approve the merger proposal and vote not to approve the compensation proposal, or vice versa. Because the vote on the compensation proposal is advisory only, it will not be binding on either Plum Creek or Weyerhaeuser. Accordingly, because Plum Creek is contractually obligated to make these payments, if the merger agreement is adopted and the merger is completed, these payments will be payable, subject only to the conditions applicable thereto, regardless of the outcome of the vote on the compensation proposal.

Approval of the compensation proposal requires that votes cast “FOR” exceed the votes cast “AGAINST” the compensation proposal (with abstentions and broker non-votes not considered votes cast).

If you fail to vote or fail to instruct your broker or nominee to vote, it will have no effect on the compensation proposal, assuming a quorum is present. If you mark your proxy or voting instructions to abstain, it will have no effect on the Plum Creek compensation proposal.

THE PLUM CREEK BOARD RECOMMENDS THAT YOU VOTE “FOR” PLUM CREEK PROPOSAL 3.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information is based on the historical consolidated financial information of Weyerhaeuser Company (referred to as “Weyerhaeuser”) and Plum Creek Timber Company, Inc. (referred to as “Plum Creek”) and has been prepared to reflect the following:

1.	The merger of Weyerhaeuser and Plum Creek (referred to as the “Merger Transaction”), and

2.	Weyerhaeuser’s subsequent issuance of $1.8 billion of new indebtedness and repurchase of $2.5 billion of outstanding common shares (referred to as the “Capital Transaction”).

The unaudited pro forma condensed combined balance sheet as of September 30, 2015 is presented as if the Merger Transaction and the Capital Transaction were completed on that date. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2015, and the year ended December 31, 2014, assume that the Merger Transaction and Capital Transaction were completed on January 1, 2014. The historical consolidated financial information has been adjusted to give effect to estimated pro forma events that are (1) directly attributable to the Merger Transaction or the Capital Transaction, (2) factually supportable, and (3) with respect to the statement of operations, expected to have a continuing impact on the combined results of operations. The unaudited pro forma condensed combined financial information should be read in conjunction with the historical consolidated financial statements and accompanying notes of Weyerhaeuser and with the historical consolidated financial statements and accompanying notes of Plum Creek.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only, contains a variety of adjustments, assumptions and estimates, is subject to numerous other uncertainties, and does not reflect what the combined company’s financial position or results of operations would have been had the Merger Transaction and Capital Transaction been completed as of the dates assumed for purposes of that pro forma financial information, nor does it reflect the financial position or results of operations of the combined company following the Merger Transaction and Capital Transaction.

The pro forma adjustments are based on the information available at the time of the preparation of this financial information. For purposes of the unaudited pro forma condensed combined financial information, the value of the equity consideration issued by Weyerhaeuser in exchange for 100% of Plum Creek’s equity has been preliminarily allocated to the Plum Creek assets acquired and liabilities assumed based on an initial estimate of fair values.

Additionally, the unaudited pro forma condensed combined financial information does not reflect the cost of any integration activities or benefits from synergies or different asset management strategies that may be derived from any integration activities, nor does it include any items not expected to have a continuing impact on the consolidated results of operations of Weyerhaeuser.

On November 8, 2015 Weyerhaeuser announced that the Weyerhaeuser board authorized the exploration of strategic alternatives for Weyerhaeuser’s cellulose fibers business. The pro forma condensed combined financial information does not include any adjustments to reflect potential outcomes of the Weyerhaeuser board’s evaluation process.

Weyerhaeuser Company

Unaudited Pro Forma Condensed Combined Statement of Operations

For the year ended December 31, 2014

in millions, except per share amounts
	Note 1		Note 3			Note 3
	Weyerhaeuser Company	Plum Creek Timber Company, Inc.	Merger Pro Forma Adjustments		Combined Company Pro Forma	Capital Pro Forma Adjustments		Combined Company Pro Forma
Net Sales	$7,403	$1,476	$(28)	A	8,823			$8,823
			(28)	D
			—	E
Cost of products sold	5,763	1,054	(28)	A	6,903			6,903
			87	B
			27	C
			—	E

Gross margin	1,640	422	(142)		1,920	—		1,920
Selling, general and administrative expenses	450	115			565			565
Research and development expenses	27	—			27			27
Charges for restructuring, closures and impairments	44	—			44			44
Other operating costs (income), net	(201)	(15)	(28)	D	(244)			(244)

Operating income	1,320	322	(114)		1,528	—		1,528
Earnings from unconsolidated entities	—	66	(9)	F	57	—		57
Interest income and other	37	—	—		37			37
Interest expense, net:
Interest expense (debt obligations to unrelated parties)	(344)	(108)	16	G	(436)	(90)	H	(526)
Interest expense (note payable to Timberland Venture)		(58)	34	G	(24)			(24)

Total interest expense, net:	(344)	(166)	50		(460)	(90)		(550)

Earnings from continuing operations before income taxes	1,013	222	(73)		1,162	(90)		1,072
Income taxes	(185)	(8)	9	C	(184)			(184)

Net earnings from continuing operations	828	214	(64)		978	(90)		888
Dividends on preference shares	(44)	—			(44)			(44)

Net earnings from continuing operations attributable to common shareholders	784	214	(64)		934	(90)		844
Basic earnings per share from continuing operations:	$1.41				$1.12			$1.12	J
Diluted earnings per share from continuing operations:	$1.40				$1.11			$1.11	J
Weighted average number of common shares outstanding:
Basic	556.7				835.0			756.3	I
Diluted	560.9				839.7			761.0	I

*	The accompanying notes are an integral part of, and should be read together with, this unaudited pro forma condensed combined financial information.

Weyerhaeuser Company

Unaudited Pro Forma Condensed Combined Statement of Operations

For the nine months ended September 30, 2015

in millions, except per share amounts
	Note 1		Note 3			Note 3
	Weyerhaeuser Company	Plum Creek Timber Company, Inc.	Merger Pro Forma Adjustments		Combined Company Pro Forma	Capital Pro Forma Adjustments		Combined Company Pro Forma
Net Sales	$5,348	$1,122	(21)	A	$6,427			$6,427
			(22)	D
			—	E
Cost of products sold	4,304	807	(21)	A	5,172			5,172
			62	B
			20	C
			—	E

Gross margin	1,044	315	(104)		1,255	—		1,255
Selling, general and administrative expenses	288	100			388			388
Research and development expenses	17	—			17			17
Charges for restructuring, closures and impairments	16	—			16			16
Other operating costs (income), net	21	(6)	(22)	D	(7)			(7)

Operating income	702	221	(82)		841	—		841
Earnings from unconsolidated entities	(12)	66	(15)	F	39			39
Interest income and other	21	—			21			21
Interest expense, net:
Interest expense (debt obligations to unrelated parties)	(259)	(81)	10	G	(330)	(68)	H	(398)
Interest expense (note payable to Timberland Venture)	—	(43)	25	G	(18)			(18)

Total interest expense, net:	(259)	(124)	35		(348)	(68)		(416)

Earnings from continuing operations before income taxes	452	163	(62)		553	(68)		485
Income taxes	(16)	—	7	C	(9)			(9)

Net earnings from continuing operations	436	163	(55)		544	(68)		476
Dividends on preference shares	(33)	—			(33)			(33)

Net earnings from continuing operations attributable to common shareholders	403	163	(55)		511	(68)		443
Basic earnings per share from continuing operations:	$0.78				$0.64			$0.62	J
Diluted earnings per share from continuing operations:	$0.77				$0.64			$0.61	J
Weighted average number of common shares outstanding:
Basic	518.1				796.4			717.7	I
Diluted	521.5				800.3			721.6	I

*	The accompanying notes are an integral part of, and should be read together with, this unaudited pro forma condensed combined financial information.

Weyerhaeuser Company

Unaudited Pro Forma Condensed Combined Balance Sheet

As of September 30, 2015

in millions	Note 1		Note 3			Note 3
	Weyerhaeuser Company	Plum Creek Timber Company, Inc.	Merger Pro Forma Adjustments		Combined Company Pro Forma	Capital Pro Forma Adjustments		Combined Company Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$1,048	$81	$(135)	R	$994	$(715)	S	$279
Receivables, less allowances	545	43			588			588
Receivables for taxes	14	3	7	R	24			24
Inventories	590	59			649			649
Assets held for sale	—	39	53	K	92			92
Prepaid expenses and other current assets	87	13			100			100
Deferred tax assets	218	6			224			224

Total current assets	2,502	244	(75)		2,671	(715)		1,956
Property and equipment, net	2,484	113	195	M	2,792			2,792
Construction in progress	231	—			231			231
Timber and timberlands at cost, less depletion charged to disposals	6,507	3,924	6,351	L	16,782			16,782
Minerals and mineral rights, net	—	283	150	L	433			433
Investments in and advances to equity affiliates	174	324	668	N	1,166			1,166
Goodwill	40	—	250	P	290			290
Deferred tax assets	—	28	(28)	M	—			—
Investments in Grantor Trusts (at Fair Value)	—	45			45			45
Other assets	267	43			310	15	S	325
Restricted financial investments held by variable interest entities	615	—			615			615

Total assets	$12,820	$5,004	$7,511		$25,335	$(700)		$24,635

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	$—	$439	$3	O	$442			$442
Line of credit	—	42			42			42
Accounts payable	344	36			380			380
Deferred revenue	—	30			30			30
Other current liabilities	554	86	15	R	655			655

Total current liabilities	898	633	18		1,549	—		1,549
Long-term debt	4,891	1,976	89	O	6,956	1,800	S	8,756
Note payable to Timberland Venture	—	783	102	O	885			885
Long-term debt (nonrecourse to the company) held by variable interest entities	511	—			511			511
Deferred income taxes	259	—	40	M	297			297
			(2)	P
Deferred pension and other postretirement benefits	1,106	62			1,168			1,168
Other liabilities	277	44			321			321

Total liabilities	7,942	3,498	247		11,687	1,800		13,487
Commitments and contingencies
Equity:
Mandatory convertible preference shares	14	—			14			14
Common shares	639	2	348	P	987	(98)	S	889
			(2)	Q
Other capital	4,089	2,963	8,507	P	12,596	(2,402)	S	10,194
			(2,963)	Q
Retained Earnings (Accumulated Deficit)	1,449	(340)	340	Q	1,364			1,364
			(85)	R
Treasury stock (Common shares at cost)	—	(1,094)	1,094	Q	—			—
Cumulative other comprehensive income (loss)	(1,313)	(25)	25	Q	(1,313)			(1,313)

Total equity	4,878	1,506	7,264		13,648	(2,500)		11,148

Total liabilities and equity	$12,820	$5,004	$7,511		$25,335	$(700)		$24,635

*	The accompanying notes are an integral part of, and should be read together with, this unaudited pro forma condensed combined financial information.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

NOTE 1: BASIS OF PRO FORMA PRESENTATION

The unaudited pro forma condensed combined financial information is based upon the historical consolidated financial information of Weyerhaeuser Company and Plum Creek.

On November 6, 2015, Weyerhaeuser and Plum Creek entered into an Agreement and Plan of Merger (referred to as the “merger agreement”) pursuant to which Plum Creek will be merged with and into Weyerhaeuser and each outstanding share of Plum Creek common stock will be converted into the right to receive 1.60 Weyerhaeuser common shares at the effective time of the merger. Weyerhaeuser will account for the Merger Transaction as the acquirer in a business combination using the acquisition method in accordance with accounting principles generally accepted in the United States. Under the acquisition method, the assets acquired and liabilities assumed by Weyerhaeuser from Plum Creek will be recorded as of the date of the acquisition at their respective fair values. The pro forma financial information also reflects adjustments needed to conform Plum Creek’s historical financial information to Weyerhaeuser’s historical accounting policies and practices.

Weyerhaeuser also announced its intention to repurchase $2.5 billion of outstanding Weyerhaeuser common shares following the closing of the merger. Weyerhaeuser expects to issue $1.8 billion of new indebtedness and use cash on hand to finance the repurchase.

The pro forma financial statements have been derived from the historical consolidated financial statements of Weyerhaeuser and Plum Creek that are incorporated by reference into this joint proxy statement/prospectus. Assumptions and estimates underlying the pro forma adjustments are described in these notes, which should be read in conjunction with the pro forma financial statements. Since the pro forma financial statements have been prepared based upon preliminary estimates and assumptions, the final amounts recorded at the date of the merger may differ materially from the information presented.

The pro forma statements of operations for the year ended December 31, 2014 and the nine months ended September 30, 2015, give effect to the Merger Transaction and the Capital Transaction as if they were consummated on January 1, 2014. The pro forma balance sheet as of September 30, 2015, gives effect to the Merger Transaction and the Capital Transaction as if they were consummated on September 30, 2015.

The pro forma financial statements do not reflect any cost savings or associated costs to achieve such savings from operating efficiencies, synergies, debt refinancing or other restructuring that may result from the Merger Transaction except for the pro forma adjustments related to the Capital Transaction. Further, the pro forma financial statements do not reflect the effect of any subsequent regulatory actions or other restructuring that may impact the pro forma financial statements when the Merger Transaction and the Capital Transaction are consummated.

On November 8, 2015 Weyerhaeuser announced that the Weyerhaeuser board authorized the exploration of strategic alternatives for its cellulose fibers business. The pro forma condensed combined financial information does not include any adjustments to reflect potential outcomes of the Weyerhaeuser board’s evaluation process. See discussion and summary historical segment financial information in Note 4. Strategic Evaluation of Weyerhaeuser’s Cellulose Fibers Business for more information.

NOTE 2: MERGER TRANSACTION BUSINESS COMBINATION AND PURCHASE PRICE ALLOCATION

Calculation of Preliminary Estimated Purchase Consideration

The preliminary estimated purchase price reflects the market value of Weyerhaeuser’s common shares to be issued in connection with the Merger Transaction. For pro forma purposes, the fair value of the consideration given and thus the estimated purchase price was determined primarily based on the $31.77 per share closing price of Weyerhaeuser common shares on December 7, 2015. Additionally, the preliminary estimated purchase price includes additional consideration related to converted Plum Creek stock options and restricted stock units (RSUs). The final purchase consideration could significantly differ from the amounts presented in the unaudited pro forma condensed combined financial information due to movements in the market price of Weyerhaeuser common shares as of the closing date of the Merger Transaction.

The following table summarizes the estimated purchase price for accounting purposes (dollars in millions, except per share amounts):

Number of shares of Plum Creek common stock outstanding(1)	173,922,428
Exchange ratio(2)	1.60

Weyerhaeuser shares issued in exchange for Plum Creek equity	278,275,885
Price per Weyerhaeuser common share(3)	$31.77

Aggregate value of Weyerhaeuser common shares issued		$8,841
Fair value of stock options and RSUs(4)		14

Estimated purchase price		$8,855

(1)	Number of shares of Plum Creek common stock issued and outstanding as of November 30, 2015.
(2)	Exchange ratio per the merger agreement.
(3)	Closing price of Weyerhaeuser common shares on the NYSE on December 7, 2015.
(4)	The fair value of Plum Creek stock options and RSUs for pre-combination services rendered have been added to the calculation of estimated purchase price.

The estimated purchase price reflected in this unaudited pro forma condensed combined financial information does not purport to represent the actual purchase price at the time the merger is completed. In accordance with ASC 805, the fair value of equity securities issued as part of the merger consideration transferred will be measured on the date the merger is completed at the then-current market price. This requirement will likely result in a purchase price that is different than the purchase price computed above, and the difference may be material. For example, a one dollar movement in the price of Weyerhaeuser common shares would result in an increase or decrease in merger consideration of approximately $278 million, excluding any impact on additional consideration related to converted stock options and restricted stock units. Any increase in the purchase price will likely be added to goodwill, and any decrease will likely first be subtracted from goodwill followed by reductions to the preliminary estimated fair values of acquired land. We generally believe that changes in the final purchase price will not materially impact pro forma income from continuing operations.

Preliminary Purchase Price Allocation

Under the acquisition method of accounting, the identifiable assets acquired and liabilities assumed of Plum Creek are recorded at the acquisition date fair values and added to those of Weyerhaeuser. The pro forma adjustments are preliminary and based on estimates of the fair value and useful lives of the assets acquired and liabilities assumed as of September 30, 2015 and have been prepared to illustrate the estimated effect of the Merger Transaction.

For the purpose of measuring the estimated fair value of the assets acquired and liabilities assumed, Weyerhaeuser has applied the accounting guidance for fair value measurements in Accounting Standards Codification Topic 820, Fair Value Measurement. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date, which, in this case, will be the date of the merger. This is an exit price concept for the valuation of the asset or liability. In addition, market participants are assumed to be buyers and sellers in the principal (or the most advantageous) market for the asset or liability. Fair value measurements for an asset assume the highest and best use by these market participants. As a result, the pro forma financial statements may record assets at fair value measures that do not reflect Weyerhaeuser’s intended use of those assets. Many fair value measurements can be highly subjective and it is also possible that others applying reasonable judgment to the same facts and circumstances could develop and support a range of alternative estimated amounts.

The final determination of the purchase price allocation upon the closing of the Merger Transaction will be based on the fair value of Plum Creek’s net assets acquired as of that date and will depend on a number of factors, which cannot be predicted with any certainty at this time. The purchase price allocation and underlying valuations may change materially based on the receipt of more detailed information; therefore, the actual allocations will differ from the pro forma adjustments presented. There can be no assurances that these additional analyses and final valuations will not result in significant changes to the estimates of fair value set forth below.

The following table presents the general assumptions reflected in the pro forma balance sheet for the assets acquired and liabilities assumed from Plum Creek:

ASSETS:	FAIR VALUE ASSUMPTIONS:
Cash and cash equivalents	Approximates carrying value, per Note 9 of Plum Creek’s Form 10-Q for the quarter ended September 30, 2015

Receivables, less allowances	Equal to carrying value; fair value may change as additional analysis is performed

Inventories	Accounted for at lower of average cost or market per Note 3 of Plum Creek’s Form 10-Q for the quarter ended September 30, 2015, which approximates fair value; amounts may be adjusted as additional analysis is performed

Timber and timberlands; Assets held for sale	Preliminarily estimated adjustment to fair values using both the income and market approaches; amounts may be adjusted as additional analysis is performed

Minerals and mineral rights	Preliminarily estimated adjustment to fair values using income approach; amounts may be adjusted as additional analysis is performed

Property and equipment	Preliminarily estimated adjustment to fair values using income approach; amounts may be adjusted as additional analysis is performed

Equity investment in Timberland Venture	Preliminarily estimated adjustment to fair value based on the estimated fair value of the Timberland Venture’s underlying assets using the market approach; amounts may be adjusted as additional analysis is performed

Equity investment in Real Estate Development Ventures	Fair value is estimated to be approximately equal to the investment’s carrying value based on a 2014 appraisal; fair value may change as additional analysis is performed

Other current assets and other noncurrent assets	Equal to carrying value; fair value may change as additional analysis is performed

LIABILITIES:	FAIR VALUE ASSUMPTIONS:
Long-term debt, including current maturities	Estimated based on fair value per Note 9 of Plum Creek’s Form 10-Q for the quarter ended September 30, 2015; fair value may change as additional analysis is performed

Note Payable to Timberland Venture	Estimated based on fair value per Note 9 of Plum Creek’s Form 10-Q for the quarter ended September 30, 2015; fair value may change as additional analysis is performed

Other current and noncurrent liabilities	Equal to carrying value; fair value may change as additional analysis is performed

For pro forma purposes we have assumed that the combined company incurred approximately $150 million of non-recurring expenses directly attributable to the Merger Transaction, including investment banking fees, legal fees, accounting and appraisal fees and other costs related to filing this joint proxy statement/prospectus for the Merger Transaction. These amounts are excluded from the unaudited pro forma condensed combined statements of operations because they are charges directly attributable to the merger, factually supportable, and will not have a continuing impact on Weyerhaeuser’s operations; however, these amounts are reflected in the unaudited pro forma condensed combined balance sheet.

Cash and cash equivalents	$36
Accounts receivable, net	43
Inventories	59
Assets held for sale	92
Deferred tax assets (current)	6
Other current assets	18
Timberlands	10,275
Minerals and mineral rights	433
Property, plant, and equipment	308
Equity investment in Timberland Venture	885
Equity investment in Real Estate Development Venture	107
Goodwill	250
Deferred tax assets (noncurrent)	—
Investment in Grantor Trusts	45
Other noncurrent assets	43

Total assets acquired	$12,600

Current portion of long-term debt	$442
Line of credit	42
Accounts payable	36
Deferred revenue	30
Other current liabilities	101
Long-term debt	2,065
Note Payable to Timberland Venture	885
Deferred income tax liabilities (noncurrent)	40
Other noncurrent liabilities	104

Total liabilities assumed	$3,745

Net assets acquired	$8,855

NOTE 3: PRO FORMA ADJUSTMENTS

The following notes describe the adjustments presented on the unaudited pro forma condensed combined financial information.

Based on the amounts reported in the Weyerhaeuser consolidated balance sheet as of September 30, 2015 and the consolidated statements of operations for the year ended December 31, 2014 and the nine months ended September 30, 2015, and the Plum Creek consolidated balance sheet as of September 30, 2015 and the consolidated statements of income for the year ended December 31, 2014 and the nine months ended September 30, 2015, certain financial statement line items included in Plum Creek’s historical presentation have been reclassified to conform to corresponding financial statement line items included in Weyerhaeuser’s historical presentation. These reclassifications had no material impact on the historical operating earnings, earnings from continuing operations, total assets, liabilities or shareholders’ equity reported by Weyerhaeuser or Plum Creek. The accompanying pro forma statements of operations exclude the results of discontinued operations.

Statement of Operations

Presented for the year ended December 31, 2014 and for the most recent year-to-date interim period (nine months ended September 30, 2015).

A.	Net Sales and Cost of Products Sold. These adjustments reflect the elimination of purchases and sales between Weyerhaeuser and Plum Creek. For the year ended December 31, 2014, the operating income of Plum Creek included revenue of $28 million for sales of logs and chips to Weyerhaeuser, and Weyerhaeuser’s operating income included cost of products sold of $28 million related to these sales. Additionally, for the nine months ended September 30, 2015, the operating income of Plum Creek included revenue of $21 million for sales of logs and chips to Weyerhaeuser, and Weyerhaeuser’s operating income included cost of products sold of $21 million related to these sales. These pro forma adjustments assume that no profit from these sales remains in Weyerhaeuser’s ending inventory.

B.	Cost of Products Sold. This adjustment reflects (1) the impact of conforming Plum Creek’s historical accounting practices for reforestation costs to align with Weyerhaeuser’s historical accounting practices, (2) increased depletion expense resulting from the increase in depletable basis of the Plum Creek Timber and Timberlands as a result of the fair value adjustment recorded to these assets in applying acquisition accounting for the Merger Transaction, (3) decreased amortization expense resulting from conforming amortization of Plum Creek capital road costs to Weyerhaeuser’s method of amortizing capital road costs, and (4) increased depletion expense resulting from the increase in depletable basis of the Plum Creek Minerals and Mineral Rights as a result of the fair value adjustment recorded to these assets in applying acquisition accounting for the Merger Transaction.

	Year ended December 31, 2014	Nine Months ended September 30, 2015
Effect of conforming practices of accounting for reforestation costs	$15	$15
Increase to Timber and Timberlands depletion from fair value adjustment	72	47
Decrease to capital road cost amortization	(7)	(5)
Increase to Minerals and Mineral Rights depletion from fair value adjustment	7	5

Total pro forma adjustment to Cost of Products Sold	$87	$62

Plum Creek capitalizes reforestation costs and other costs, such as site preparation, seedlings, planting, fertilization, herbicide application and the thinning of tree stands, to the depletable bases of Timber assets. Weyerhaeuser capitalizes only initial site preparation and planting costs to the depletable bases of Timber assets. Weyerhaeuser generally expenses costs after the first planting as incurred, with the exception of fertilization expense, which is capitalized and amortized on a straight-line basis over five years. This pro forma adjustment reflects the impact of applying Weyerhaeuser’s historical accounting practices to Plum Creek’s reforestation costs, resulting in additional pro forma amortization expense of $15 million for the year ended December 31, 2014 and the nine months ended September 30, 2015, respectively.

To adjust depletion to reflect increasing the carrying value of Timber and Timberlands assets, Plum Creek depletion rates were revised to reflect the fair value estimated in the purchase price allocation excluding estimated future silviculture costs divided by historical estimated volume of timber to be available over the growth cycle. These adjusted depletion rates were applied to historical units of production for the year ended December 31, 2014 and the nine months ended September 30, 2015 to estimate pro forma depletion expense of $72 million and $47 million, respectively.

Plum Creek’s historical treatment of amortizing capital road costs was revised to conform with Weyerhaeuser’s historical treatment, resulting in decreased amortization expense of $7 million and $5 million for the year ended December 31, 2014 and the nine months ended September 30, 2015, respectively.

To adjust depletion to reflect the increase to the carrying value of Minerals and Mineral Rights assets, Plum Creek depletion rates were revised to reflect the fair value estimated in the purchase price allocation. For pro forma purposes these assets are amortized on a straight-line basis over an estimated economic life of 15 years, resulting in additional depletion expense for minerals and mineral rights of $7 million and $5 million for the year ended December 31, 2014 and the nine months ended September 30, 2015.

C.	Cost of Products Sold and Income Tax Expense. This adjustment reflects $27 million and $20 million of additional depreciation expense for the year ended December 31, 2014 and for the nine months ended September 30, 2015, respectively, resulting from the increase of Plum Creek’s property and equipment to fair value as of the assumed date of the Merger Transaction. These pro forma adjustments assume a remaining weighted average useful life of eight years for these assets. Also, these pro forma adjustments assume that depreciation costs related to these manufacturing assets are attributable to Weyerhaeuser’s Taxable REIT Subsidiary (TRS) and therefore would result in pro forma income tax benefits of $9 million and $7 million, respectively. We have estimated the tax effect using the U.S. federal statutory rate of 35%, and have assumed that state and local income taxes would be immaterial.

D.	Net Sales and Other Operating Costs (Income), Net. This adjustment reflects the reclassification of $28 million and $22 million of Plum Creek’s revenues derived from recreational access leases associated with Plum Creek’s timberlands for the year ended December 31, 2014 and for the nine months ended September 30, 2015, respectively, to conform to Weyerhaeuser’s presentation of these transactions as Other Operating Costs (Income), net.

E.	Net Sales and Cost of Products Sold. There are no pro forma adjustments related to Plum Creek’s historical land sales to third parties that occurred during the year ended December 31, 2014 or the nine months ended September 30, 2015 because the acres sold were not acquired by Weyerhaeuser via the Merger Transaction and therefore were not remeasured to estimated fair value in the purchase price allocation. However, the operating margin from future land sales associated with timber and timberlands acquired from Plum Creek is expected to be substantially lower as a result of allocating a significant portion of the purchase price to timber and timberlands. For the year ended December 31, 2014, the operating income of Plum Creek included revenue of $289 million and related costs of sales of $151 million from the sale of approximately 184,000 acres. Additionally, for the nine months ended September 30, 2015, the operating income of Plum Creek included revenue of $263 million and related costs of sales of $144 million from the sale of approximately 250,000 acres.

F.	Earnings from Unconsolidated Entities. This adjustment reflects the reversal of equity earnings recognized by Plum Creek from amortization of the basis difference between Plum Creek’s equity investment in the Timberlands Venture and the Timberlands Venture’s timber and timberlands assets. Plum Creek’s basis in its equity investment is equal to the historical book value of assets contributed to the Timberlands Venture, whereas the Timberland Venture’s basis in its timber and timberlands assets was recorded at the fair value at the time Plum Creek contributed the assets to the Timberlands Venture. As a result of applying acquisition accounting for the Merger Transaction, Plum Creek’s basis in its equity investment in the Timberland Venture is increased to fair value, which would eliminate the basis difference and the related amortization to equity earnings. Therefore $9 million and $15 million of equity earnings recognized by Plum Creek for the year ended December 31, 2014 and the nine months ended September 30, 2015, respectively, were eliminated.

G.	Interest Expense, Net of Capitalized Interest. This adjustment records the amortization of the incremental bases of Plum Creek’s outstanding debt instruments that arise from increasing the assumed Plum Creek Long-term Debt and Note Payable to fair value as a result of applying acquisition accounting. This adjustment decreases interest expense by $50 million and $35 million for the year ended December 31, 2014 and the nine months ended September 30, 2015, respectively.

H.	Interest Expense, Net of Capitalized Interest. This adjustment reflects the increase in interest expense of $90 million and $68 million for the year ended December 31, 2014 and the nine months ended September 30, 2015, respectively, assuming that Weyerhaeuser issued approximately $1.8 billion of new indebtedness to repurchase outstanding shares of Weyerhaeuser common shares at the anticipated rate of interest, plus applicable margins. The anticipated rate of interest used to calculate the increase in interest expense was 5% for the year ended December 31, 2014 and for the nine months ended September 30, 2015. Should the interest rate increase or decrease by 1/8%, the impact on the earnings from continuing operations before income taxes would be $2 million for the year ended December 31, 2014 and $2 million for the nine months ended September 30, 2015. The timing and amount of funds borrowed may differ from the $1.8 billion assumed in this adjustment.

I.	Basic and Diluted Weighted Average Number of Common Shares Outstanding. Pro forma condensed combined basic earnings per common share are based on the historical Weyerhaeuser weighted average shares outstanding, adjusted to assume the issuance of Weyerhaeuser common shares in exchange for the outstanding shares of Plum Creek common stock at a ratio of 1.60:1 in accordance with the merger agreement and the $2.5 billion repurchase of Weyerhaeuser common shares at $31.77 per share (the December 7, 2015 close price). Pro forma combined basic earnings per common share are calculated as follows (shares in millions):

For the year ended December 31, 2014
Weyerhaeuser basic weighted average shares outstanding at December 31, 2014	556.7
Weyerhaeuser shares issued in exchange for Plum Creek equity (173.9 shares converted at 1.60:1)	278.3
Merger Transaction pro forma weighted average shares outstanding at December 31, 2014	835.0
Weyerhaeuser shares repurchased assuming $31.77 repurchase price per share	(78.7)

Basic Pro Forma Combined weighted average shares outstanding at December 31, 2014	756.3

For the nine months ended September 30, 2015
Weyerhaeuser basic weighted average shares outstanding at September 30, 2015	518.1
Weyerhaeuser shares issued in exchange for Plum Creek equity (173.9 shares converted at 1.60:1)	278.3
Merger Transaction pro forma weighted average shares outstanding at September 30, 2015	796.4
Weyerhaeuser shares repurchased assuming $31.77 repurchase price per share	(78.7)

Basic Pro Forma Combined weighted average shares outstanding at September 30, 2015	717.7

Additionally, pro forma weighted average shares outstanding used in calculating pro forma diluted earnings per share were adjusted to reflect the dilutive impact of Plum Creek options and restricted stock units outstanding by converting dilutive Plum Creek shares at a ratio of 1.60:1 in accordance with the Merger Agreement. Pro forma combined diluted earnings per common share are calculated as follows (shares in millions):

For the year ended December 31, 2014
Weyerhaeuser diluted weighted average shares outstanding at December 31, 2014	560.9
Weyerhaeuser shares issued in exchange for Plum Creek equity (173.9 shares converted at 1.60:1)	278.3
Dilutive impact of Plum Creek options and RSUs outstanding (0.3 shares converted at 1.60:1)	0.5
Merger Transaction pro forma weighted average shares outstanding at December 31, 2014	839.7
Weyerhaeuser shares repurchased assuming $31.77 repurchase price per share	(78.7)

Diluted Pro Forma Combined weighted average shares outstanding at December 31, 2014	761.0

For the nine months ended September 30, 2015
Weyerhaeuser diluted weighted average shares outstanding at September 30, 2015	521.5
Weyerhaeuser shares issued in exchange for Plum Creek equity (173.9 shares converted at 1.60:1)	278.3
Dilutive impact of Plum Creek options and RSUs outstanding (0.3 shares converted at 1.60:1)	0.5
Merger Transaction pro forma weighted average shares outstanding at September 30, 2015	800.3
Weyerhaeuser shares repurchased assuming $31.77 repurchase price per share	(78.7)

Diluted Pro Forma Combined weighted average shares outstanding at September 30, 2015	721.6

J.	Basic and Diluted Earnings Per Share from Continuing Operations. This adjustment reflects the recomputed basic and diluted earnings per share after giving effect to all pro forma adjustments impacting Net earnings from continuing operations.

Balance Sheet

Presented as of the most recent interim period end date (September 30, 2015).

K.	Assets Held For Sale. This adjustment reflects the $53 million increase to record Plum Creek’s assets held for sale at fair value less estimated selling costs. See “Preliminary Purchase Price Allocation” discussion in Note 2. Business Combination and Purchase Price Allocation for more information on the value of assets acquired and liabilities assumed. Due to the preliminary nature of these estimates, actual results could differ significantly from such estimates.

L.	Timber and Timberlands at Cost, Less Depletion Charged to Disposals, and Minerals and Mineral Rights, Net. These adjustments reflect the $6,351 million and $150 million increases to the fair values of Plum Creek’s Timber and Timberlands and Minerals and Mineral Rights assets, respectively. See “Preliminary Purchase Price Allocation” discussion in Note 2. Business Combination and Purchase Price Allocation for more information on the value of assets acquired and liabilities assumed. Due to the preliminary nature of these estimates, actual results could differ significantly from such estimates.

M.	Property and Equipment, Net, Deferred Tax Assets (noncurrent), and Deferred Tax Liabilities (noncurrent). This adjustment reflects the estimated increase of $195 million to record Plum Creek’s Property and Equipment at fair value. These assets are Plum Creek’s manufacturing operations, which are not used in activities to generate REIT earnings. Weyerhaeuser continues to be required to pay federal and state corporate income taxes on earnings of the TRS. As such, the adjustment of these assets to fair value resulted in the recognition of a $68 million noncurrent deferred income tax liability. We have estimated the tax effect using the U.S. federal statutory rate of 35%, and have assumed that state and local income taxes would be immaterial. This deferred income tax liability offsets Plum Creek’s existing $28 million noncurrent deferred tax asset, and the remaining $40 million is included in noncurrent deferred tax liabilities on the pro forma balance sheet. See “Preliminary Purchase Price Allocation” discussion in Note 2. Business Combination and Purchase Price Allocation for more information on the value of assets acquired and liabilities assumed. Due to the preliminary nature of these estimates, actual results could differ significantly from such estimates.

N.	Investments In and Advances To Equity Affiliate. This adjustment reflects the estimated increase of $668 million to record Plum Creek’s equity investment in the Timberlands Venture to fair value. See “Preliminary Purchase Price Allocation” discussion in Note 2. Business Combination and Purchase Price Allocation for more information on the value of assets acquired and liabilities assumed. Due to the preliminary nature of these estimates, actual results could differ significantly from such estimates.

O.	Long-term Debt (current and noncurrent portions) and Note Payable to Timberland Venture. This adjustment reflects the $92 million increase to record Plum Creek’s long-term debt at fair value. Additionally, this adjustment reflects the $102 million increase to record Plum Creek’s Note Payable to Timberland Venture at fair value. See “Preliminary Purchase Price Allocation” discussion in Note 2. Business Combination and Purchase Price Allocation for more information on the value of assets acquired and liabilities assumed. Due to the preliminary nature of these estimates, actual results could differ significantly from such estimates.

P.	Common Shares, Other Capital, Deferred Income Taxes, and Goodwill. This adjustment reflects the issuance of common stock by Weyerhaeuser as a result of the Merger Transaction. The adjustment assumes that Weyerhaeuser issued 278.3 million shares of $1.25 par value common stock at $31.77 per share for consideration of $8,841 million and an additional $14 million of Other Capital related to Plum Creek share-based payment awards for services rendered prior to the Merger Transaction for total consideration of $8,855 million.

This pro forma adjustment assumes that approximately 40% of the $14 million of consideration related to Plum Creek’s share-based payment awards for services rendered prior to the Merger Transaction will be deductible by Weyerhaeuser’s TRS, resulting in a deferred income tax asset of approximately $2 million. We have estimated the tax effect using the U.S. federal statutory rate of 35%, and have assumed that state and local income taxes would be immaterial.

This pro forma adjustment also reflects the preliminary estimate of the excess of the purchase price paid over the fair value of Plum Creek’s identifiable assets acquired and liabilities assumed, which resulted in recording preliminary pro forma goodwill from the merger of $250 million.

Q.	Common Shares, Other Capital, Retained Earnings (Accumulated Deficit), Treasury Stock, and Cumulative Other Comprehensive Income (Loss). These adjustments reflect the elimination of Plum Creek’s equity balances upon the closing of the Merger Transaction.

R.

Cash and Cash Equivalents, Receivables for Taxes, Other Current Liabilities, and Retained Earnings (Accumulated Deficit). This adjustment reflects the impact to the September 30, 2015 pro forma balance sheet for $150 million of estimated non-recurring transaction and other costs directly attributable to the Merger Transaction that have been incurred by Plum Creek or Weyerhaeuser or are expected to be incurred by Weyerhaeuser within one year of the effective time of the merger. These amounts are excluded from the unaudited pro forma condensed combined statements of operations because they are charges directly attributable to the merger, factually supportable, and will not have a continuing impact on Weyerhaeuser’s operations; however, these amounts are reflected as a reduction to Cash and Cash Equivalents ($135 million), an increase to Taxes Receivable ($7 million), an increase to Other Current Liabilities assumed in purchase accounting ($15 million) and a reduction to Retained Earnings ($85 million) in the unaudited pro forma condensed combined balance sheet. The following table details the adjustments to the pro forma balance sheet for these non-recurring costs (in millions):

	Purchase-price allocation	Post-combination charges
Transaction costs incurred by Plum Creek(1)	$45	$—
Transaction costs incurred by Weyerhaeuser(2)	—	55
Accelerated vesting of Plum Creek liability classified share-based compensation awards due to pre-combination service and the change-in-control provisions(3)	15	—
Charges related to termination of certain Plum Creek executives determined to be directly attributable to the Merger Transaction(4)(5):
Severance charges and other separation benefits	—	20
Accelerated vesting of Plum Creek restricted stock units	—	5
Accelerated vesting of Plum Creek liability classified share-based compensation awards	—	10

	$60	$90
Income tax benefit(6)	$2	$5

(1)	Represents transaction-related costs, primarily investment banking fees, incurred or expected to be incurred by Plum Creek in connection with the Merger Transaction. This adjustment is reflected as a reduction in cash and cash equivalents acquired by Weyerhaeuser from Plum Creek via acquisition accounting.
(2)	Weyerhaeuser expects to incur transaction related costs of approximately $55 million. These costs include investment banking fees, legal fees, accounting and appraisal fees, and other costs related to filing the joint proxy/prospectus for the Merger Transaction. Weyerhaeuser expects that between $15 million and $20 million of transaction related costs will be reported in earnings for the year ended December 31, 2015 and between $35 million and $40 million will be reported in earnings for the year ended December 31, 2016.
(3)	Represents share-based compensation costs for Plum Creek’s liability-classified awards related to pre-combination service and accelerated vesting due to triggering of change-in-control provisions that are expected to be incurred by Plum Creek in connection with the Merger Transaction. This adjustment is reflected in Other Current Liabilities assumed by Weyerhaeuser from Plum Creek via acquisition accounting. Share-based compensation costs for Plum Creek’s equity-classified awards related to pre-combination service are included in the calculation of the purchase price as described in Note 2.
(4)	Represents severance and accelerated share-based payment costs that are incurred upon the expected qualifying terminations of certain Plum Creek executive officers that were not named to the Weyerhaeuser Senior Management Team subsequent to the Merger Transaction. These costs relate only to the qualifying terminations that have been determined by Weyerhaeuser to be directly attributable to the consummation of the Merger Transaction.
(5)	Weyerhaeuser has not yet made a determination regarding the continued employment of other non-executive Plum Creek employees; therefore these adjustments do not reflect costs arising from potential qualifying terminations of Plum Creek’s non-executive employees as they are not directly attributable to the Merger Transaction.

(6)	The pro forma adjustment assumes that approximately 40% of $50 million of the charges related to Plum Creek compensation costs that are directly attributable to the merger would be incurred by either Plum Creek’s or Weyerhaeuser’s TRS, resulting in the recognition of a $7 million current tax receivable, as these costs would be deductible immediately. We have estimated the tax effect using the U.S. federal statutory rate of 35%, and have assumed that state and local income taxes would be immaterial.

S.	Cash and Cash Equivalents, Other Assets, Long-term Debt, Common Stock, and Other Capital. This adjustment reflects the repurchase of $2.5 billion of Weyerhaeuser common shares ($1.25 par value) as part of the Capital Transaction. The pro forma adjustment assumes that the share repurchases will be financed using $1.8 billion of proceeds from issuance of new indebtedness and $700 million of cash on hand. This pro forma adjustment also assumes that all $2.5 billion of share repurchases will be at an average price of $31.77 per share, and that all repurchased shares will be retired upon repurchase. The adjustment also reflects an assumption that Weyerhaeuser will incur $15 million of costs attributable to the debt issuance to be capitalized and added to the Other Assets balance, and that these costs would be paid from the balance of cash on hand upon consummation of the Capital Transaction.

NOTE 4: STRATEGIC EVALUATION OF WEYERHAEUSER’S CELLULOSE FIBERS BUSINESS

On November 8, 2015 Weyerhaeuser announced that the Weyerhaeuser board authorized the exploration of strategic alternatives for its cellulose fibers business. At this time there can be no assurance that the Weyerhaeuser board’s evaluation process will result in any transaction or that any transaction, if pursued, will be consummated. The pro forma condensed combined financial information does not include any adjustments to reflect potential outcomes of the board’s evaluation process.

The following table provides summary historical financial information of Weyerhaeuser’s Cellulose Fibers operating segment for the year ended December 31, 2014 and the nine months ended September 30, 2015 (in millions):

	Year ended December 31, 2014	Nine Months ended September 30, 2015
Net sales	$1,936	$1,385
Contribution to earnings from continuing operations before interest and income taxes	291	139

	As of September 30, 2015
Total assets	$2,110

COMPARATIVE STOCK PRICES AND DIVIDENDS

Weyerhaeuser common shares and shares of Plum Creek common stock are both traded on the NYSE under the symbols WY and PCL, respectively. The following table presents trading information for Weyerhaeuser common shares and Plum Creek common stock on November 6, 2015, the last trading day before the announcement of the merger, and December 28, 2015, the latest practicable trading day before the date of this joint proxy statement/prospectus.

	WY Common Stock			PCL Common Stock
Date	High	Low	Close	High	Low	Close
November 6, 2015	$30.91	$30.33	$30.40	$40.76	$39.93	$40.29
December 28, 2015	$30.68	$30.34	$30.57	$48.67	$48.18	$48.62

For illustrative purposes, the following table provides Plum Creek equivalent per share information on each of the specified dates. Plum Creek equivalent per share amounts are calculated by multiplying Weyerhaeuser per share amounts by the exchange ratio of 1.60.

	WY Common Stock			PCL Equivalent Per Share Data
Date	High	Low	Close	High	Low	Close
November 6, 2015	$30.91	$30.33	$30.40	$49.46	$48.53	$48.64
December 28, 2015	$30.68	$30.34	$30.57	$49.09	$48.54	$48.91

The market value of the Weyerhaeuser common shares to be issued in exchange of shares of Plum Creek common stock upon the completion of the merger will not be known at the time of the Weyerhaeuser and Plum Creek special meetings. The above tables show only historical comparisons. Because the market prices of Weyerhaeuser and Plum Creek will likely fluctuate prior to the merger, these comparisons may not provide meaningful information to Weyerhaeuser shareholders in determining whether to approve the issuance of Weyerhaeuser common shares to Plum Creek stockholders in connection with the merger or to Plum Creek stockholders in determining whether to adopt the merger agreement. Weyerhaeuser shareholders and Plum Creek stockholders are encouraged to obtain current market quotations for Weyerhaeuser common shares and Plum Creek common stock and to review carefully the other information contained in this joint proxy statement/prospectus or incorporated by reference in this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 180.

Market Prices and Dividend Data

The following tables set forth the high and low closing prices of Weyerhaeuser’s and Plum Creek’s common stock as reported in the consolidated transaction reporting system, and the quarterly cash dividends declared per share, for the calendar quarters indicated.

Weyerhaeuser

2013
First Quarter	$31.74	$28.36	$0.17
Second Quarter	$33.24	$26.38	$0.20
Third Quarter	$29.86	$26.64	$0.22
Fourth Quarter	$32.00	$28.01	$0.22
2014
First Quarter	$31.59	$28.63	$0.22
Second Quarter	$33.26	$27.48	$0.22
Third Quarter	$34.60	$31.09	$0.29
Fourth Quarter	$36.88	$31.61	$0.29
2015
First Quarter	$37.04	$32.74	$0.29
Second Quarter	$33.19	$31.06	$0.29
Third Quarter	$32.34	$26.76	$0.31
Fourth Quarter (through December 28, 2015)	$32.37	$27.00	$0.31

Plum Creek

2013
First Quarter	$52.28	$44.73	$0.42
Second Quarter	$54.62	$44.01	$0.44
Third Quarter	$50.06	$43.15	$0.44
Fourth Quarter	$50.08	$42.95	$0.44
2014
First Quarter	$46.74	$40.73	$0.44
Second Quarter	$45.45	$40.57	$0.44
Third Quarter	$45.31	$38.70	$0.44
Fourth Quarter	$43.63	$38.78	$0.44
2015
First Quarter	$45.26	$41.75	$0.44
Second Quarter	$43.86	$40.50	$0.44
Third Quarter	$41.99	$36.95	$0.44
Fourth Quarter (through December 28, 2015)	$51.08	$39.52	$0.44

DESCRIPTION OF WEYERHAEUSER CAPITAL STOCK

Weyerhaeuser’s authorized capital stock consists of 1,360,000,000 common shares having a par value of $1.25 per share, 7,000,000 preferred shares having a par value of $1.00, issuable in series and 40,000,000 preference shares having a par value of $1.00 per share, issuable in series. As of December 21, 2015, there were 510,477,813 Weyerhaeuser common shares outstanding, 13,799,711 preference shares outstanding and no preferred shares outstanding. As of December 21, 2015, there were outstanding employee stock options to purchase an aggregate of approximately 12,769,408 common shares, performance share units issuable into a maximum 827,721 common shares and restricted stock units issuable into a maximum 1,187,724 common shares.

The following description of the terms of the common stock and preference shares of Weyerhaeuser is not complete and is qualified in its entirety by reference to the Weyerhaeuser articles of incorporation and the Weyerhaeuser bylaws which have been filed and incorporated by reference as exhibits to the registration statement of which this joint proxy statement/prospectus forms a part. To find out where copies of these documents can be obtained, please see the section entitled “Where You Can Find More Information” beginning on page 180.

Restrictions on Ownership and Transfer of Capital Stock

Weyerhaeuser elected to be taxed as a REIT commencing with its taxable year ending December 31, 2010. To continue to qualify for taxation as a REIT, Weyerhaeuser must comply with certain provisions of the Code. In general, to qualify for taxation as a REIT no more than 50% in value of Weyerhaeuser’s capital stock may be owned by five or fewer “individuals” (as defined in the Code) at any time during the last half of a taxable year, and Weyerhaeuser common shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.

The Weyerhaeuser articles of incorporation contain restrictions on the ownership and transfer of its common shares, preferred shares and preference shares intended to assist Weyerhaeuser in maintaining its status as a REIT for federal income tax purposes. The Weyerhaeuser articles of incorporation provide that, among other things and subject to certain exceptions, no person may own, or be deemed to own by virtue of the attribution provisions of the Code, 9.9% or more, in aggregate number of shares or value, of the outstanding shares of any class or series of Weyerhaeuser capital stock, including its common shares and the Mandatory Convertible Preference Shares. The Weyerhaeuser articles of incorporation also include other restrictions on ownership and transfer. In the event any transfer of shares of stock or other event would result in a person (referred to as the “Intended Transferee”) beneficially or constructively owning shares in excess of the ownership limit that would result in Weyerhaeuser’s disqualification as a REIT, that number of shares that would cause a violation of the applicable limit (referred to as the “excess shares”) will be automatically transferred to a trust for the benefit of a charitable organization selected by the Weyerhaeuser board. If a transfer to a trust would not avoid a violation of the ownership limitation provisions for some reason, such transfer of the excess shares to the Intended Transferee will be null and void and of no force or effect.

Provisions of Washington Law Applicable to Capital Stock

Washington law contains provisions that could delay, deter or prevent a change in control of Weyerhaeuser. Washington law provides that if a person or group of persons (an “acquiring person”) beneficially acquires 10 percent or more of the outstanding voting shares of a target Washington corporation, such as Weyerhaeuser, the target corporation may not enter into a “significant business transaction” with the acquiring person or affiliate or associate of the acquiring person for a period of five years, unless the transaction is approved (1) by a majority of the members of the board of directors of the target corporation prior to the acquisition of such shares by the acquiring person or (2) after the acquiring person’s acquisition of such shares, by a majority of the members of the board of directors of the target corporation and at an annual or special meeting of shareholders by two-thirds of the outstanding voting shares of the target corporation, except for the shares beneficially owned by or under the voting control of the acquiring person.

Washington law further provides that, except for transactions approved as described above, a target corporation may not engage at any time in a merger, share exchange or consolidation with an acquiring person or its affiliate or associate, or liquidate or dissolve pursuant to an agreement with an acquiring person, unless either (1) the aggregate consideration received by the shareholders of the target corporation is at least equal to the market value of such target corporation’s shares at certain defined points in time and the consideration is paid promptly in cash to the shareholders or (2) the transaction is approved at a meeting of the target corporation’s shareholders no earlier than five years after the acquisition of 10 percent or more of such target corporation’s voting stock by the acquiring person, which approval must be by the votes of a majority of shareholders entitled to be counted within each voting group of shareholders entitled to vote separately on the transaction with any shares owned by the acquiring person not allowed to be voted.

“Significant business transaction” is defined under Washington law to include, among other types of transactions: (1) a merger, share exchange or consolidation of a target corporation with the acquiring person; (2) a sale, lease, exchange, mortgage, pledge, transfer, or other disposition or encumbrance, whether in one transaction or a series of transactions, to or with such acquiring person of assets having an aggregate market value equal to five percent or more of (a) the aggregate market value of all the assets of a target corporation on a consolidated basis, (b) the aggregate market value of all outstanding shares of a target corporation on a consolidated basis, or (c) the earning power or net income of a targeted corporation on a consolidated basis; (3) the termination of five percent or more of the employees of a target corporation or its subsidiaries employed in the State of Washington, whether at one time or over a period of five years as a result of the acquiring person’s acquisition of 10 percent or more of the shares of such target corporation; (4) the liquidation or dissolution of a target corporation pursuant to an agreement with an acquiring person; or (5) a reclassification of securities, including without limitation, any shares split, shares dividend, or other distribution of shares in respect of stock, or any reverse shares split or recapitalization of a target corporation, or a merger or consolidation of a target corporation with one of its subsidiaries pursuant to an agreement with an acquiring person that has the effect, directly or indirectly, of increasing the proportionate ownership by the acquiring person of outstanding shares of a class or series of voting shares or securities convertible into voting shares of such target corporation or its subsidiary.

Transactions that do not comply with the above-described requirements are void under Washington law. These provisions of Washington law may discourage transactions that otherwise could provide for the payment of a premium over prevailing market prices for Weyerhaeuser’s capital stock and also could limit the price investors are willing to pay for shares of Weyerhaeuser’s capital stock.

Common Shares

Weyerhaeuser common shares will be, when issued against full payment of the purchase price therefor, fully paid and nonassessable. Weyerhaeuser common shares do not carry any preemptive rights enabling a holder to subscribe for or receive any additional securities that Weyerhaeuser may issue from time to time. No conversion rights, redemption rights or sinking fund provisions are applicable to Weyerhaeuser common shares. The rights of holders of Weyerhaeuser common shares will be subject to the rights of holders of any Weyerhaeuser preferred shares and any preference shares that may be issued and outstanding from time to time. The Weyerhaeuser board can authorize the issuance of preferred shares and preference shares without shareholder approval. Such issued shares could have voting, conversion and other rights that could adversely affect the rights of holders of Weyerhaeuser common shares. The Weyerhaeuser board also could authorize the issuance of additional Weyerhaeuser common shares from time to time without shareholder approval.

Weyerhaeuser’s common shares are listed on the NYSE under the symbol “WY”.

Dividends. The holders of Weyerhaeuser common shares are entitled to receive such dividends as may be declared by the board out of funds legally available for distribution. These dividends may be paid only out of funds remaining after full cumulative dividends upon all outstanding preferred shares and preference shares have been paid or set apart for payment for all past dividend periods and the then current dividend period.

Liquidation Rights. Upon any voluntary or involuntary liquidation of Weyerhaeuser, its assets must be used in the following order of priority:

•	payment of or provision for all of Weyerhaeuser debts and liabilities;

•	payment of all sums to which the Weyerhaeuser preferred shares or preference shares may be entitled; and

•	distribution ratably to holders of Weyerhaeuser common shares the remaining assets of Weyerhaeuser.

Voting Rights. The holders of Weyerhaeuser common shares currently possess exclusive voting rights on all matters submitted to Weyerhaeuser shareholders. In the event preferred shares are issued, holders of preferred shares will, not as a class but together with holders of common shares, have voting rights on all matters submitted to Weyerhaeuser shareholders. In addition, holders of Weyerhaeuser preferred shares and preference shares have or will have special voting rights, voting separately as a class in each case, to elect two additional directors in the event that Weyerhaeuser fails to pay dividends thereon in an amount equal to at least six quarterly dividends. In addition, the Weyerhaeuser board may also specify other voting rights with respect to Weyerhaeuser preferred shares or preference shares that may be issued in the future. Each holder of Weyerhaeuser common shares is entitled to one vote per share with respect to all matters. There is no cumulative voting in the election of directors, which means that the holders of a majority of the shares entitled to vote for the election of Weyerhaeuser’s directors can elect all of the Weyerhaeuser directors then standing for election. The Weyerhaeuser articles of incorporation provide that the Weyerhaeuser board must consist of not fewer than nine nor more than 13 directors. The exact number of directors is fixed from time to time by resolution adopted by the Weyerhaeuser board.

Preference Shares

The Weyerhaeuser articles of incorporation authorize the issuance of 40,000,000 preference shares having a par value of $1.00 per share. As of December 21, 2015, there were 13,799,711 6.375% Mandatory Convertible Preference Shares, Series A (referred to as 6.375% Preference Shares) issued and outstanding. On July 1, 2016, all outstanding 6.375% Preference Shares will automatically convert into Weyerhaeuser common shares at the conversion rate then in effect as described in the Weyerhaeuser articles of incorporation applicable to such shares. Additional shares of preference shares may be issued in one or more series without any action by Weyerhaeuser’s shareholders. All preference shares will be identical, except as to the following rights and preferences which may be established by the Weyerhaeuser board:

•	the dividend rate;

•	whether shares may be redeemed and, if so, the redemption price and other terms and conditions of redemption;

•	the amount payable in the event of voluntary and involuntary liquidation;

•	sinking fund provisions, if any, for the redemption or purchase of preference shares;

•	the terms and conditions, if any, on which Preference Shares may be converted; and

•	voting rights, if any, if permitted by Washington law.

COMPARISON OF RIGHTS OF WEYERHAEUSER SHAREHOLDERS AND PLUM CREEK STOCKHOLDERS

Weyerhaeuser is a Washington corporation subject to the provisions of the WBCA. Plum Creek is a Delaware corporation subject to the provisions of the DGCL. Plum Creek stockholders, whose rights are currently governed by Plum Creek’s restated certificate of incorporation (referred to as the “Plum Creek charter”), Plum Creek’s amended and restated by-laws (referred to as the “Plum Creek by-laws”) and the DGCL, will, with respect to the Weyerhaeuser common shares received in connection with the merger consideration, become shareholders of Weyerhaeuser and their rights will be governed by the Weyerhaeuser articles of incorporation, the Weyerhaeuser bylaws and the WBCA.

The following description summarizes the material differences between the rights associated with Weyerhaeuser common shares and shares of Plum Creek common stock, but does not purport to be a complete statement of all of those differences or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other differences do not exist. The following description is qualified in its entirety by, and Plum Creek stockholders should read carefully the relevant provisions of, the Weyerhaeuser articles of incorporation, the Weyerhaeuser bylaws, the Plum Creek charter and the Plum Creek by-laws. The Plum Creek charter has been publicly filed with the SEC as an exhibit to Plum Creek’s Quarterly Report on Form 10-Q filed on August 5, 2009, and the Plum Creek by-laws have been publicly filed with the SEC as an exhibit to Plum Creek’s Annual Report on Form 10-K filed on February 25, 2011 and Plum Creek’s Current Reports on Form 8-K filed on November 9, 2015. The Weyerhaeuser articles of incorporation and the Weyerhaeuser bylaws are included as exhibits to this Registration Statement. See the section entitled “Description of Weyerhaeuser Capital Stock” beginning on page 159.

Authorized Capital Stock

The following table sets forth the authorized capital stock of Weyerhaeuser and the estimated number of Weyerhaeuser common shares that would have been outstanding if the merger had been completed as of December 21, 2015, and the authorized and issued capital stock of Plum Creek as of December 21, 2015, without giving effect to merger.

Class of Security	Authorized	Outstanding
Weyerhaeuser:
Common shares, par value $1.25 per share	1,360,000,000	789,001,483
Preferred shares, par value $1.00 per share	7,000,000	0
Preference shares, par value $1.00 per share	40,000,000	13,799,711
Plum Creek:
Common stock, par value $0.01 per share	300,634,566	174,077,294
Excess stock, par value $0.01 per share	150,000,001	0
Preferred stock, par value $0.01 per share	75,000,000	0

The following table sets forth the material differences between the rights associated with Weyerhaeuser common shares and shares of Plum Creek common stock with respect to the Weyerhaeuser common shares received in connection with the merger consideration.

STOCKHOLDER RIGHT	WEYERHAEUSER	PLUM CREEK
Voting Rights	Each outstanding Weyerhaeuser common share entitles its holder to one vote per share on all matters submitted to a vote of Weyerhaeuser shareholders, including the election of directors. There	Each outstanding share of Plum Creek common stock entitles its holder to one vote on all matters submitted to a vote of Plum Creek stockholders, including the election of directors. There are no

STOCKHOLDER RIGHT	WEYERHAEUSER	PLUM CREEK
	are no cumulative voting rights. Generally, all matters to be voted on by shareholders must be approved by a majority of the votes cast present in person or represented by proxy and entitled to vote. Directors are elected if the votes cast for such nominee’s election exceed the votes cast against, except that directors shall be elected by a plurality of the votes cast at any meeting of shareholders for which (1) the Corporate Secretary has received a notice that a shareholder has nominated a person for election to the Weyerhaeuser board in compliance with the advance notice requirements for shareholder nominees for director set forth in the Weyerhaeuser bylaws and (2) such nomination has not been withdrawn by such shareholder on or prior to the expiration of the time fixed in the Weyerhaeuser bylaws for submitting nominations. If the number of nominees for any election of directors exceeds the number of directors to be elected, the directors shall be elected by a plurality of the votes cast. If directors are to be elected by a plurality of the votes cast, shareholders shall not be permitted to vote against a nominee.	cumulative voting rights. Generally, all matters to be voted on by stockholders must be approved by a majority of the total number of votes of the capital stock represented and entitled to vote on such question that are present in person or by proxy at the meeting, except in the case of vacancies arising through death, resignation, removal, an increase in the number of directors or otherwise, and except that directors shall be elected by a plurality of the votes cast at any meeting of stockholders for which (1) the secretary of Plum Creek receives a notice that a stockholder has nominated a person for election to the Plum Creek board in compliance with the advance notice requirements for stockholder nominees for director set forth in Section 6 of Article II of the Plum Creek by-laws and (2) such nomination has not been withdrawn by such stockholder on or prior to the seventh day preceding the date Plum Creek first mails its notice of meeting for such meeting to the stockholders.

Dividend Policy	As of the third quarter of 2015, Weyerhaeuser maintained its quarterly dividend at $0.31 per share. See the section entitled “Selected Historical Financial Data of Weyerhaeuser” beginning on page 23 and the section entitled “Equivalent and Comparative Per Share Information” beginning on page 28.	As of the third quarter of 2015, Plum Creek maintained its quarterly dividend at $0.44 per share. See the section entitled “Selected Historical Financial Data of Plum Creek” beginning on page 25 and the section entitled “Equivalent and Comparative Per Share Information” beginning on page 28.

Number and Classification of Board of Directors	The Weyerhaeuser articles of incorporation and the Weyerhaeuser bylaws set the number of directors on the Weyerhaeuser board at no fewer than nine, nor more than thirteen, directors. The exact number of directors will be fixed from time to time by a resolution adopted by a majority of the number of directors fixed by the most recent resolution of the entire Weyerhaeuser board. Notwithstanding the foregoing, in	The Plum Creek charter and the Plum Creek by-laws provide that the Plum Creek board shall consist of not less than three nor more than fifteen members, the exact number of which shall be determined from time to time by resolution adopted by the Plum Creek board.

STOCKHOLDER RIGHT	WEYERHAEUSER	PLUM CREEK

addition to any rights and preferences of any series of outstanding preferred stock, whenever dividends on any of Weyerhaeuser’s 6.375% Mandatory Convertible Preference Shares, Series A (referred to as the “Mandatory Convertible Preference Shares”), have not been paid in the aggregate amount equivalent to at least six or more dividend payments, the holders thereof shall be entitled to vote for the election of a total of two additional members (referred to as the “Preference Share Directors”) of the Weyerhaeuser board.

Removal of Directors	The Weyerhaeuser articles of incorporation provide that directors may be removed from office with or without cause only by the affirmative vote of the holders of a majority of the voting capital stock. To the extent any Preference Share Directors exist, any Preference Share Director may be removed at any time without cause by the holders of record of a majority of the Mandatory Convertible Preference Shares and any other voting preference shares then voting with respect to such removal.	The Plum Creek charter provides that a director may be removed from office only by the affirmative vote of the holders of at least 66 2/3% of the total voting power of the shares of Plum Creek capital stock then entitled to vote at a meeting of the stockholders called for that purpose.

Vacancies on the Board of Directors

The Weyerhaeuser articles of incorporation provide that, with the exception of Preference Share Directors, in the event of a vacancy on the Weyerhaeuser board, a person may be appointed as a director to fill such vacancy by a vote of a majority of the remaining directors then in office.

To the extent that any Preference Share Directors exist, a person may be appointed to fill any Preference Share Director vacancy by written consent of the Preference Share Director remaining in office or, if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of the Mandatory Convertible Preference Shares and any other shares of Voting Preference Shares then outstanding (voting together as a single class).

The Plum Creek by-laws provide that any vacancies on the Plum Creek board can be filled solely by the affirmative vote of a majority of the remaining directors then in office, even if such a majority is less than a quorum of the Plum Creek board, or by a sole remaining director, and the directors so chosen shall hold office until the end of the term of office to which they are appointed and until their successors are duly elected and qualified, or until their earlier death, resignation or removal.

Special Meetings	The Weyerhaeuser articles of incorporation and the Weyerhaeuser bylaws provide	A special meeting of Plum Creek stockholders may be called at any time

STOCKHOLDER RIGHT	WEYERHAEUSER	PLUM CREEK

	that, except as otherwise required by law and subject to the rights of the holders of any class of shares having a preference over the common shares as to dividends or liquidation, special meetings of shareholders may be called only by a resolution adopted by a majority of the entire Weyerhaeuser board or by 25% of the outstanding voting stock of Weyerhaeuser entitled to vote on the matters to be brought before the proposed meeting. Special meetings are to be held at the time and place stated in the notice of the special meeting and solely for the purpose or purposes stated in such notice.	by either (1) the chairman of the Plum Creek board, if there be one, (2) the president of Plum Creek, (3) any vice president of Plum Creek, if there be one, (4) the corporate secretary of Plum Creek or (5) any assistant corporate secretary of Plum Creek, if there be one, and shall be called by any such officer at the request in writing of (1) the Plum Creek board, (2) a committee of the Plum Creek board that has been duly designated by the Plum Creek board and whose powers and authority include the power to call such meetings or (3) stockholders owning a majority of the capital stock of Plum Creek issued and outstanding and entitled to vote.

Action by Written Consent	The WBCA provides that any action required or permitted to be taken at a meeting may be approved without a meeting by all shareholders entitled to vote on such action.	The Plum Creek charter provides that any action required to be taken at any annual or special meeting of stockholders of Plum Creek, or any action which may be taken at any annual or special meeting of the stockholders, may be taken only at a duly called annual or special meeting of stockholders and may not be taken by written consent of the stockholders in lieu of such meeting.

Quorum of Stockholders	The WBCA provides that a majority of the votes entitled to be cast on a matter by the voting group entitled to vote on a matter constitutes a quorum of that voting group for action on that matter.	Except as otherwise provided by law, the presence in person or by proxy of the holders of Plum Creek common stock constituting at least a majority of the votes entitled to be cast, present in person or represented by proxy, constitutes a quorum at each meeting of stockholders.

Advance Notice Procedures for a Shareholder Proposal	The Weyerhaeuser bylaws provide that a shareholder may bring business before an annual meeting if it is appropriate for consideration at such annual meeting and is properly presented for consideration. If a shareholder wishes to bring business at a meeting for consideration under the Weyerhaeuser bylaws rather than under the SEC rules, the shareholder must give Weyerhaeuser’s Corporate Secretary no later than 90 days and no earlier than 120 days before the meeting date. However, if Weyerhaeuser sends notice or discloses the date of meeting fewer than	A Plum Creek stockholder of record entitled to vote at an annual meeting may request business to be brought before such meeting, and a stockholder entitled to vote in the election of directors may make a nomination of a person for election as a director, in each case, by providing written notice in proper form and with proper content as set forth in the Plum Creek by-laws to the corporate secretary at the principal executive offices of Plum Creek not less than 60 days nor more than 90 days prior to the anniversary of the immediately

STOCKHOLDER RIGHT	WEYERHAEUSER	PLUM CREEK

100 days before the date of the meeting, the shareholder must deliver the notice to the Corporate Secretary no later than the close of business on the tenth day following the day on which the notice of meeting date was mailed or publicly disclosed, whichever occurs first. To be in proper form, the notice must include specific information as described in the Weyerhaeuser bylaws.

The Weyerhaeuser bylaws also establish procedures for shareholder nominations for elections of directors of Weyerhaeuser. Any shareholder entitled to vote in the election of directors may nominate one or more persons for election as directors. The nomination will be effective only if the shareholder delivers written notice of the shareholder’s intent to make a nomination to the Corporate Secretary no later than 90 days or earlier than 120 days prior to the meeting. However, if Weyerhaeuser sends notice or discloses the date of the meeting fewer than 100 days before the date of the meeting, the shareholder must deliver the notice to the Corporate Secretary no later than the close of business on the tenth day following the day on which the notice of meeting date was mailed or publicly disclosed, whichever occurs first. To be in proper form, a shareholder’s notice must include specific information concerning the proposal or the nominee as described in the Weyerhaeuser by-laws and in SEC rules. In addition, to be eligible to be a nominee for director, the person must be able to make certain agreements with Weyerhaeuser as described in the Weyerhaeuser bylaws.

preceding year’s annual meeting; provided, however, that, in the event that the annual meeting is called for a date that is not within 30 days from the anniversary of the immediately preceding year’s annual meeting date, written notice by a stockholder in order to be timely must be received not later than the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made (whichever first occurs).

Amendment of Charter	Under the WBCA, a proposed amendment to a company’s articles of incorporation generally requires the company’s board of directors to recommend the amendment to its shareholders and requires approval, for a public company, by a majority of the votes entitled to be cast on the proposed amendment and of any other voting	The Plum Creek charter provides that any modification, revision, alteration or amendment, repeal or rescission in whole or in part of the provisions of Articles FIFTH (Director Election and Removal), SIXTH (Action by Written Consent), SEVENTH (By-law Amendment), EIGHTH (Limitation of Directors’ Liability), NINTH

STOCKHOLDER RIGHT	WEYERHAEUSER	PLUM CREEK

	group entitled to vote separately on the proposed amendment. The Weyerhaeuser articles of incorporation, however, generally require the affirmative vote of a majority of the entire Weyerhaeuser board and the affirmative vote of the holders of at least a majority of the votes entitled to vote generally in the election of directors, voting together as a single class, to approve any alteration, amendment or repeal of or adoption of the Weyerhaeuser articles of incorporation. Notwithstanding the foregoing, as long as any preferred shares or preference shares are outstanding, Weyerhaeuser may not take certain actions specified in the Weyerhaeuser articles of incorporation without the affirmative vote of at least two-thirds of the outstanding preferred shares and preference shares, as applicable.	(Qualification as a REIT) or TENTH (Amendment), or any term defined in Article ELEVENTH to the extent such term is used in any such Article of the Plum Creek charter requires the approval of the holders of at least 66 2/3% of the total voting power of the shares of capital stock entitled to vote thereon, voting as a single class. Otherwise, the approval of a majority of the votes entitled to be cast by the holders of the Plum Creek common stock is required.

Amendment of Bylaws	The Weyerhaeuser articles of incorporation and the Weyerhaeuser bylaws generally provide that the Weyerhaeuser bylaws may be adopted, altered, amended or repealed or new bylaws enacted (1) by the affirmative vote of a majority of the entire Weyerhaeuser board or (2) by the affirmative vote of a majority of the shares represented and entitled to vote at any regular meeting of the shareholders (or any special meeting duly called for that purpose). Notwithstanding the foregoing, Article III of the Weyerhaeuser bylaws, which contains provisions relating to the composition, election, and meetings of the Weyerhaeuser board, may be amended only by the affirmative vote of a majority of the shares represented and entitled to vote.	The Plum Creek charter and the Plum Creek by-laws generally provide that the Plum Creek Board is authorized to make, amend or repeal the Plum Creek by-laws, without any action on the part of the stockholders, solely by the affirmative vote of at least 66 2/3% of the directors of the Plum Creek board then in office. In addition to any other vote required by law, the Plum Creek by-laws may be amended or repealed by the stockholders by the affirmative vote of the holders of shares representing at least 66 2/3% of the combined voting power of the outstanding shares of capital stock of Plum Creek entitled to vote.

Ownership Limitations	The Weyerhaeuser articles of incorporation contain restrictions on the ownership and transfer of its common shares, preferred shares and preference shares intended to assist Weyerhaeuser in maintaining its status as a REIT for federal income tax purposes. The	The Plum Creek charter contains restrictions on the ownership and transfer of its common stock and preferred stock intended to assist Plum Creek in maintaining its status as a REIT for federal income tax purposes. The Plum Creek charter provides that, among

STOCKHOLDER RIGHT	WEYERHAEUSER	PLUM CREEK

	Weyerhaeuser articles of incorporation provide that, among other things and subject to certain exceptions, no person may own, or be deemed to own by virtue of the attribution provisions of the Code, 9.9% or more, in aggregate number of shares or value, of the outstanding shares of any class or series of Weyerhaeuser capital stock, including its common shares and the Mandatory Convertible Preference Shares. The Weyerhaeuser articles of incorporation also include other restrictions on ownership and transfer. In the event any transfer of shares of stock or other event would result in a person (referred to as the “Intended Transferee”) beneficially or constructively owning shares in excess of the ownership limit that would result in Weyerhaeuser’s disqualification as a REIT, that number of shares that would cause a violation of the applicable limit (referred to as the “excess shares”) will be automatically transferred to a trust for the benefit of a charitable organization selected by the Weyerhaeuser board. If a transfer to a trust would not avoid a violation of the ownership limitation provisions for some reason, such transfer of the excess shares to the Intended Transferee will be null and void and of no force or effect.	other things and subject to certain exceptions, no person may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8%, in aggregate number of shares or value, of the outstanding shares of any class or series of Plum Creek capital stock, including its common stock and preferred stock. The Plum Creek charter also includes other restrictions on ownership and transfer. In the event any transfer of shares of stock or other event would result in a person (referred to as the “Purported Record Transferee”) beneficially or constructively owning shares in excess of the ownership limit that would result in Plum Creek’s disqualification as a REIT, the excess shares will be automatically transferred to a trust for the benefit of a charitable organization selected by the Plum Creek board. If a transfer to a trust would not avoid a violation of the ownership limitation provisions for some reason, such transfer of the excess shares to the Purported Record Transferee will be null and void and of no force or effect.

Business Combination Statute	Chapter 19 of the WBCA, with limited exceptions, prohibits a “target corporation” from engaging in specified “significant business transactions” for a period of five years after the share acquisition by an “acquiring person,” unless (1) the transaction is exempted by RCW 23B.19.030, (2) the significant business transaction or the acquiring person’s purchase of shares was approved by a majority of the members of the target corporation’s board of directors prior to the acquiring person’s share acquisition or (3) the significant business transaction was both approved by the majority of the members of the target corporation’s board and authorized at a shareholder meeting by at least two-thirds of the outstanding voting shares	Plum Creek has not opted out of the application of Section 203 of the DGCL, which places restrictions on certain business combination transactions with interested stockholders. Section 203 of the DGCL Section 203 of the DGCL generally prohibits “business combinations”, including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless: (1) the board of directors of the target corporation has approved, before the acquisition time, either the business combination or the

STOCKHOLDER RIGHT	WEYERHAEUSER	PLUM CREEK

(excluding the acquiring person’s shares or shares over which the acquiring person has voting control) at or subsequent to the acquiring person’s share acquisition. An “acquiring person” is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation. Significant business transactions include, among other transactions:

•    mergers, share exchanges or consolidations with, dispositions of assets to, or issuances of stock to or redemptions of stock from, the acquiring person;

•    termination of 5% or more of the employees of the target corporation employed in Washington over a five-year period as a result of the acquiring person’s acquisition of 10% or more of the shares;

•    allowing the acquiring person to receive any disproportionate benefit as a shareholder; and

•    liquidating or dissolving the target corporation.

After the five-year period, “significant business transactions” are permitted, as long as they comply with the “fair price” provisions of the WBCA or are approved by a majority of the outstanding shares other than those of which the acquiring person has beneficial ownership. A corporation may not “opt out” of this statute.

transaction that resulted in the person becoming an interested stockholder, (2) upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owns at least 85% of the corporation’s voting stock (excluding shares owned by directors who are officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer) or (3) after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors and authorized at a meeting of stockholders by the affirmative vote of at least 66-2/3% of the outstanding voting stock not owned by the interested stockholder.

Under certain circumstances, Plum Creek could be deemed to be a “target corporation” under the WBCA, in which case the Washington business combination statute would also apply. The Washington business combination statute does not apply to the merger with Weyerhaeuser contemplated by the merger agreement.

Voting Rights for Significant Transactions

In addition to the provisions described above in “Business Combination Statute,” the WBCA requires the approval of two-thirds of the voting group comprising all of the votes entitled to be cast, and of each other voting group entitled to vote as a separate class, to adopt a plan of merger, share exchange, sale of substantially all of the entity’s assets or other significant transaction.

In addition to the provisions described above in “Business Combination Statute,” the DGCL requires the approval of a majority of the outstanding stock of the corporation entitled to vote thereon to adopt an agreement of merger, share exchange, sale of substantially all of the corporation’s assets or other significant transaction.

STOCKHOLDER RIGHT	WEYERHAEUSER	PLUM CREEK

Approval by shareholders of the surviving corporation is not required if (1) the articles of incorporation of the surviving corporation will not differ, except for amendments enumerated in RCW 23B.10.020, from its articles of incorporation before the merger, (2) each shareholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations, and relative rights, immediately after the merger, (3) the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger, either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger, will not exceed the total number of voting shares of the surviving corporation authorized by its articles of incorporation immediately before the merger, and (4) the number of participating shares outstanding immediately after the merger, plus the number of participating share issuable as a result of the merger, either by the conversion of securities issued pursuant to the merger, will not exceed the total number of participating shares authorized by its articles of incorporation immediately before the merger.

Indemnification and Limitation of Liability of Directors and Officers	To the fullest extent permitted by the WBCA, the Weyerhaeuser articles of incorporation eliminate the liability of a director for monetary damages for his or her conduct as a director, provided that the foregoing does not eliminate or limit liability (1) for acts or omissions that involve intentional misconduct or a knowing violation of law, (2) for conduct violating provisions of the WBCA regarding unlawful distributions or (3) for any transaction from which the director will personally receive a benefit in money, property or service to which he or she is not legally entitled. If the WBCA is amended to authorize	The Plum Creek charter provides that no director shall be liable to Plum Creek or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to Plum Creek or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL or (4) for any transaction from which the director derived an improper personal benefit. The Plum Creek charter and the Plum Creek by-laws include provisions that indemnify, to the fullest extent allowable

STOCKHOLDER RIGHT	WEYERHAEUSER	PLUM CREEK

corporation action further eliminating or limiting the personal liability of directors, then the liability of a member of the Weyerhaeuser board shall be eliminated or limited to the fullest extent permitted by the WBCA, as so amended.

The Weyerhaeuser bylaws provide that Weyerhaeuser shall indemnify any person who is or was a member of the Weyerhaeuser board or an officer of Weyerhaeuser or is or was serving at Weyerhaeuser’s request as a director or officer or another position at another corporation or enterprise, as the case may be, to the fullest extent permitted by the WBCA. This right to indemnification also includes the right for such directors and officers to have Weyerhaeuser pay all expenses incurred in defending any applicable proceeding in advance of final disposition, subject to Weyerhaeuser’s receipt of an undertaking from the indemnified party to repay all amounts advanced if it is ultimately determined that such indemnitee did not meet the applicable standard of conduct.

under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer, or for serving at Plum Creek’s request as a director or officer or another position at another corporation or enterprise, as the case may be.

The Plum Creek charter and the Plum Creek by-laws also provide that Plum Creek must indemnify and advance reasonable expenses to Plum Creek’s directors and officers, subject to Plum Creek’s receipt of an undertaking from the indemnified party as may be required under the DGCL. Plum Creek is also authorized to carry directors’ and officers’ insurance to protect Plum Creek, Plum Creek’s directors, officers and certain employees for some liabilities. The provisions do not alter the liability of directors under the federal securities laws.

Access to Corporate Records	Under the WBCA, any shareholder may, upon demand, inspect certain corporate records, including articles of incorporation, bylaws, minutes of shareholders’ meetings (and consents in lieu of meetings) for the past three years and certain financial statements. In addition, any shareholder may, upon demand made in good faith and for a proper purpose, inspect minutes of board or board committee meetings, minutes of other shareholder meetings (or consents in lieu thereof), accounting records and the record of shareholders. A complete list of the shareholders entitled to vote at a shareholders meeting must be available for shareholder inspection at least 10 days before the meeting.	Under the DGCL, any stockholder or an agent thereof may inspect the company’s stock ledger, stockholder lists and other books and records for a purpose reasonably related to the person’s interest as a stockholder. A complete list of the stockholders entitled to vote at a stockholders’ meeting must be available for stockholder inspection at least 10 days before the meeting.

Stockholder Rights Plan	Washington law permits the issuance of rights of the type created pursuant to shareholder rights plans. The validity of such plans has not been passed on by a court applying Washington law. Weyerhaeuser does not have a shareholder rights plan currently in effect.	The DGCL does not include a statutory provision expressly validating stockholder rights plans; however, such plans have generally been upheld by decision of courts applying Delaware law. Plum Creek does not have a stockholder rights plan currently in effect.

STOCKHOLDER RIGHT	WEYERHAEUSER	PLUM CREEK
Appraisal and Dissenters’ Rights

The WBCA provides that shareholders are entitled to dissent from, and obtain payment of the fair value of their shares in the event of, specified corporate actions to which the corporation is a party, such as mergers, share exchanges, sales of all or substantially all of assets if shareholder approval was required for the corporate action and the shareholder was entitled to vote on the corporate action.

Since approval by Weyerhaeuser shareholders of the merger with Plum Creek contemplated by the merger agreement is not required, Weyerhaeuser shareholders do not have dissenters’ rights in connection with the merger. See the section entitled “No Appraisal or Dissenters’ Rights” beginning on page 173.

Under the DGCL, stockholders of a corporation that is a constituent in a merger generally have the right to demand and receive payment of the fair value of their stock in lieu of receiving the merger consideration. However, appraisal rights are not available to holders of shares:

(1)    listed on a U.S. national securities exchange; or

(2)    held of record by more than 2,000 stockholders;

unless holders of stock are required to accept in the merger anything other than:

(A)   shares of stock or depositary receipts of the surviving corporation in the merger;

(B)   shares of stock or depositary receipts of another corporation that, at the effective date of the merger, will be either:

(i)     listed on a national securities exchange; or

(ii)    held of record by more than 2,000 stockholders;

(C)   receiving cash in lieu of fractional shares of the stock or depositary receipts received; or

(D)   any combination of (A), (B) and (C).

Plum Creek stockholders do not have appraisal rights in connection with the merger with Weyerhaeuser contemplated by the merger agreement. See the section entitled “No Appraisal or Dissenters’ Rights” beginning on page 173.

NO APPRAISAL OR DISSENTERS’ RIGHTS

Appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction.

Appraisal rights are not available in all circumstances, and exceptions to these rights are provided under the DGCL. Section 262 of the DGCL provides that stockholders have the right, in some circumstances, to dissent from certain corporate actions and to instead demand payment of the fair value of their shares. Stockholders do not have appraisal rights with respect to shares of any class or series of stock if such shares of stock, or depositary receipts in respect thereof, are either (1) listed on a national securities exchange or (2) held of record by more than 2,000 holders, unless the stockholders receive in exchange for their shares anything other than shares of stock of the surviving or resulting corporation (or depositary receipts in respect thereof), or of any other corporation that is publicly listed or held by more than 2,000 holders of record, cash in lieu of fractional shares or fractional depositary receipts described above or any combination of the foregoing. Therefore, because Plum Creek’s common stock is listed on the NYSE, and holders of Plum Creek common stock will receive in the merger only shares of Weyerhaeuser common shares, which will be publicly listed on the NYSE, and cash in lieu of fractional shares, holders of Plum Creek common stock will not be entitled to appraisal rights in the merger with respect to their shares of Plum Creek common stock.

Under Washington law, since approval by Weyerhaeuser shareholders of the merger is not required, Weyerhaeuser shareholders do not have dissenters’ rights in connection with the merger. See the section entitled “Comparison of Rights of Weyerhaeuser Shareholders and Plum Creek Stockholders—Appraisal and Dissenters’ Rights” beginning on page 172 for additional information.

LEGAL MATTERS

The validity of the Weyerhaeuser common shares to be issued in the merger will be passed upon by Perkins Coie LLP. Certain U.S. federal income tax consequences relating to the merger will also be passed upon for Weyerhaeuser by Covington & Burling LLP and for Plum Creek by Skadden, Arps, Slate, Meagher & Flom LLP.

EXPERTS

Weyerhaeuser

The consolidated financial statements of Weyerhaeuser Company and subsidiaries as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2014 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in auditing and accounting.

Plum Creek

The consolidated financial statements of Plum Creek Timber Company, Inc. appearing in Plum Creek Timber Company, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2014, and the effectiveness of Plum Creek’s internal control over financial reporting as of December 31, 2014, have been audited by Ernst & Young, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

SHAREHOLDER PROPOSALS

Weyerhaeuser

Weyerhaeuser will hold an annual meeting in 2016 regardless of whether the merger has been completed. Weyerhaeuser anticipates that the 2016 annual meeting of Weyerhaeuser shareholders will be held on May 20, 2016.

Weyerhaeuser shareholders who wish to present proposals in accordance with SEC Rule 14a-8 for inclusion in the proxy materials to be distributed in connection with the 2016 annual meeting of Weyerhaeuser shareholders must have submitted their proposals so they were received by Weyerhaeuser’s Corporate Secretary at Weyerhaeuser’s executive offices no later than the close of business on December 9, 2015. To be in proper form, a shareholder proposal must meet all applicable requirements of SEC Rule 14a-8. Simply submitting a proposal does not guarantee that it will be included.

The Weyerhaeuser bylaws provide that a shareholder may bring business before Weyerhaeuser’s annual meeting if it is appropriate for consideration at an annual meeting and is properly presented for consideration. If a shareholder wishes to bring business at a meeting for consideration under the Weyerhaeuser bylaws rather than under the SEC rules, the shareholder must give the Weyerhaeuser Corporate Secretary written notice of the shareholder’s intent to do so. The notice must be delivered to the Weyerhaeuser Corporate Secretary no later than 90 days and no earlier than 120 days before the meeting date. However, if Weyerhaeuser sends notice or discloses the date of the meeting fewer than 100 days before the date of the meeting, the shareholder must deliver the notice to the Weyerhaeuser Corporate Secretary no later than the close of business on the tenth day following the day on which the notice of meeting date was mailed or publicly disclosed, whichever occurs first. To be in proper form, the notice must include specific information as described in the Weyerhaeuser bylaws.

The Weyerhaeuser bylaws also establish procedures for shareholder nominations for elections of directors of Weyerhaeuser. Any shareholder entitled to vote in the election of directors may nominate one or more persons for election as directors. The nomination will be effective only if the shareholder delivers written notice of the shareholder’s intent to make a nomination to the Weyerhaeuser Corporate Secretary no later than 90 days or earlier than 120 days prior to the meeting. However, if Weyerhaeuser sends notice or discloses the date of the meeting fewer than 100 days before the date of the meeting, the shareholder must deliver the notice to the Weyerhaeuser Corporate Secretary no later than the close of business on the tenth day following the day on which the notice of meeting date was mailed or publicly disclosed, whichever occurs first.

To be in proper form, a shareholder’s notice must include specific information concerning the proposal or the nominee as described in the Weyerhaeuser bylaws and in SEC rules. In addition, to be eligible to be a nominee for director, the person must be able to make certain agreements with Weyerhaeuser as described in the Weyerhaeuser bylaws. A shareholder who wishes to submit a proposal or a nomination is encouraged to consult independent counsel about the Weyerhaeuser bylaws and SEC requirements. Weyerhaeuser reserves the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with the Weyerhaeuser bylaws or SEC or other applicable requirements for submitting a proposal or nomination.

Notices of intention to present proposals at Weyerhaeuser’s 2016 annual meeting should be addressed to Devin W. Stockfish, Senior Vice President, General Counsel and Corporate Secretary, Weyerhaeuser Company, P.O. Box 9888, Federal Way, WA, 98063-9777.

Additional information regarding Weyerhaeuser’s procedures is located in Weyerhaeuser’s Proxy Statement on Schedule 14A filed on April 17, 2014, which is incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 180.

Plum Creek

In light of the expected timing of the completion of the merger, it is not expected that Plum Creek will hold an annual meeting in 2016, unless the merger is not completed. If an annual meeting is held, any stockholder who desires to submit a proposal for inclusion in the proxy materials related to the annual meeting must ensure that such proposal has been received at Plum Creek’s principal executive offices on or before November 26, 2015. Any stockholder proposal submitted for inclusion in Plum Creek’s proxy materials must comply with the requirements of Rule 14a-8 under the Exchange Act.

In order for proposals of stockholders made outside of Rule 14a-8 under the Exchange Act to be considered “timely” within the meaning of Rule 14a-4(c) under the Exchange Act, such proposals must be received at Plum Creek’s principal executive offices no later than March 6, 2016. The Plum Creek by-laws require that proposals of stockholders made outside of Rule 14a-8 under the Exchange Act must be submitted, in accordance with the requirements of the Plum Creek by-laws, not earlier than February 4, 2016, and not later than March 6, 2016. In accordance with the Plum Creek by-laws, in the event that the annual meeting is called for a date that is not within 30 days before or after May 5, 2016, notice by the stockholder in order to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs.

OTHER MATTERS

As of the date of this joint proxy statement/prospectus, neither the Weyerhaeuser board nor the Plum Creek board knows of any matters that will be presented for consideration at either the Weyerhaeuser special meeting or the Plum Creek special meeting other than as described in this joint proxy statement/prospectus. If any other matters come before either of the special meetings or any adjournments or postponements of either of the special meetings and are voted upon, the enclosed proxies will confer discretionary authority on the individuals named as proxies to vote the shares represented by the proxies as to any other matters. The individuals named as proxies intend to vote in accordance with their best judgment as to any other matters.

HOUSEHOLDING

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially provides extra convenience for stockholders and cost savings for companies.

Weyerhaeuser has not instituted householding for Weyerhaeuser shareholders. However, certain brokerage firms may have instituted householding for beneficial owners of Weyerhaeuser common shares held in street name. If your household has multiple accounts holding Weyerhaeuser common shares, you may have already received householding notification from your broker. If you no longer wish to participate in householding and would prefer to receive a separate copy of this joint proxy statement/prospectus or if you currently receive more than one proxy statement at your household and would like to receive only one copy in the future, please notify your bank, broker or other holder of record.

Plum Creek has not instituted householding for Plum Creek stockholders. However, certain brokerage firms may have instituted householding for beneficial owners of Plum Creek common stock held in street name. If your household has multiple accounts holding shares of Plum Creek common stock, you may have already received householding notification from your broker. If you no longer wish to participate in householding and would prefer to receive a separate copy of this joint proxy statement/prospectus or if you currently receive more than one proxy statement at your household and would like to receive only one copy in the future, please notify your bank, broker or other holder of record.

WHERE YOU CAN FIND MORE INFORMATION

Weyerhaeuser and Plum Creek file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of this information at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including Weyerhaeuser and Plum Creek, who file electronically with the SEC. The address of that site is www.sec.gov.

Investors may also consult Weyerhaeuser’s or Plum Creek’s website for more information about Weyerhaeuser or Plum Creek, as applicable. Weyerhaeuser’s website is www.weyerhaeuser.com. Plum Creek’s website is www.plumcreek.com. The information contained on the websites of Weyerhaeuser, Plum Creek and the SEC (except for the filings described below) is not incorporated by reference into this joint proxy statement/prospectus.

Weyerhaeuser has filed with the SEC a registration statement of which this joint proxy statement/prospectus forms a part. The registration statement registers the Weyerhaeuser common shares to be issued to Plum Creek stockholders in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Weyerhaeuser common shares. The rules and regulations of the SEC allow Weyerhaeuser and Plum Creek to omit certain information included in the registration statement from this joint proxy statement/prospectus.

In addition, the SEC allows Weyerhaeuser and Plum Creek to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information included directly in this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents listed below that Weyerhaeuser has previously filed with the SEC (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K). These documents contain important information about Weyerhaeuser, its financial condition or other matters.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2014.

•	Proxy Statement on Schedule 14A filed April 1, 2015.

•	Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2015, June 30, 2015 and September 30, 2015.

•	Current Reports on Form 8-K, filed January 30, 2015 (regarding the election of a new director), May 26, 2015, May 28, 2015, November 9, 2015 and November 9, 2015 (other than the portions of those documents not deemed to be filed).

•	The description of Weyerhaeuser common shares contained in Weyerhaeuser’s Registrations Statement on Form S-3 filed on June 4, 2015, including all amendments and reports filed for the purpose of updating such description.

This joint proxy statement/prospectus also incorporates by reference the documents listed below that Plum Creek has previously filed with the SEC (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K). These documents contain important information about Plum Creek, its financial condition or other matters.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2014.

•	Proxy Statement on Schedule 14A filed March 26, 2015.

•	Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2015, June 30, 2015 and September 30, 2015.

•	Current Reports on Form 8-K, filed May 7, 2015, August 6, 2015, August 19, 2015, September 21, 2015, November 9, 2015, November 9, 2015 and December 10, 2015 (other than the portions of those documents not deemed to be filed).

In addition, any future filings made by Weyerhaeuser or Plum Creek with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K) after the date of this joint proxy statement/prospectus and prior to the respective dates of the Weyerhaeuser special meeting and the Plum Creek special meeting are incorporated by reference into this joint proxy statement/prospectus. These documents are considered to be a part of this joint proxy statement/prospectus, effective as of the date these documents are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

You can obtain any of the documents listed above from the SEC, through the SEC’s website at the address described above. You can also obtain any document incorporated by reference into this joint proxy statement/prospectus (excluding any exhibits to these documents unless the exhibit is specifically incorporated by reference into this joint proxy statement/prospectus) from Weyerhaeuser or Plum Creek, as applicable, by requesting them in writing or by telephone from the appropriate party at the following address and telephone numbers:

Weyerhaeuser Company 33663 Weyerhaeuser Way South Federal Way, Washington 98003 Attention: Director, Investor Relations Telephone: (253) 924-2058	Plum Creek Timber Company, Inc. 601 Union Street, Suite 3100 Seattle Washington 98101 Attention: Investor Relations Telephone: (800) 858-5347

In order for you to receive timely delivery of any of these documents in advance of the Weyerhaeuser special meeting or the Plum Creek special meeting, you must request the documents no later than five business days prior to the date of the special meetings (i.e., by February 5, 2016). If you request any documents from Weyerhaeuser or Plum Creek, Weyerhaeuser or Plum Creek will mail them to you by first class mail, or another equally prompt means, within one business day after Weyerhaeuser or Plum Creek receives your request.

This joint proxy statement/prospectus is a prospectus of Weyerhaeuser and is a joint proxy statement of Weyerhaeuser and Plum Creek for the Weyerhaeuser special meeting and the Plum Creek special meeting. Weyerhaeuser and Plum Creek have not authorized anyone to provide you with any information other than the information that is contained in, or incorporated by reference into, this joint proxy statement/prospectus. Weyerhaeuser and Plum Creek take no responsibility for, and can provide no assurances as to the reliability of, any other information that others may give you. This joint proxy statement/prospectus is dated December 28, 2015. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than that date. Neither the mailing of this joint proxy statement/prospectus to Weyerhaeuser shareholders or Plum Creek stockholders, nor the issuance by Weyerhaeuser of common shares in connection with the merger will create any implication to the contrary.

ANNEX A

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

Dated as of November 6, 2015,

Between

WEYERHAEUSER COMPANY

and

PLUM CREEK TIMBER COMPANY, INC.

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of November 6, 2015, between WEYERHAEUSER COMPANY, a Washington corporation (“Weyerhaeuser”), and PLUM CREEK TIMBER COMPANY, INC., a Delaware corporation (“Plum Creek”).

WHEREAS the Board of Directors of Plum Creek has approved and declared advisable and resolved to recommend to Plum Creek’s stockholders the adoption of this Agreement and the merger of Plum Creek with and into Weyerhaeuser upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS the Board of Directors of Weyerhaeuser has (i) approved and adopted this Agreement and the merger of Plum Creek with and into Weyerhaeuser upon the terms and subject to the conditions set forth in this Agreement and resolved to recommend this Agreement to Weyerhaeuser’s shareholders and (ii) recommended the approval by its shareholders of the issuance of common shares of Weyerhaeuser contemplated by this Agreement; and

WHEREAS Weyerhaeuser and Plum Creek desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

The Merger

SECTION 1.01. The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and the Business Corporation Act of the State of Washington (the “WBCA”), on the Closing Date Plum Creek shall be merged with and into Weyerhaeuser (the “Merger”). At the Effective Time, the separate corporate existence of Plum Creek shall cease and Weyerhaeuser shall continue as the surviving entity in the Merger (the “Surviving Corporation”).

SECTION 1.02. Closing. The closing (the “Closing”) of the Merger shall take place at the offices of Cravath, Swaine & Moore LLP, Worldwide Plaza, 825 Eighth Avenue, New York, New York, 10019 at 10:00 a.m., New York City time, on a date to be specified by Weyerhaeuser and Plum Creek, which shall be no later than the second Business Day following the satisfaction or (to the extent permitted by Law) waiver by the party or parties entitled to the benefits thereof of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), or at such other place, time and date as may be agreed in writing between Weyerhaeuser and Plum Creek; provided, however, that if all the conditions set forth in Article VII have not been satisfied or (to the extent permitted by Law) waived by such second Business Day, then the Closing shall take place on the second Business Day after which all such conditions have been satisfied or (to the extent permitted by Law) waived. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

SECTION 1.03. Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall (i) file with the Secretary of State of the State of Delaware a certificate of merger relating to the Merger (the “Certificate of Merger”), executed and acknowledged in accordance with the relevant provisions of the DGCL, (ii) file with the Secretary of State of the State of Washington articles of merger relating to the Merger (the “Articles of Merger”), executed and acknowledged in accordance with the relevant provisions of the WBCA, and (iii) make all other filings required under the DGCL and the WBCA or by the Secretary of State of the State of Delaware or the Secretary of State of the State of Washington in connection with the Merger. The Merger shall become effective at the time that the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware and the Articles of Merger have been duly filed with the Secretary of State of the State of Washington, or at such later time as Weyerhaeuser and Plum Creek shall agree and specify in the Certificate of Merger and the Articles of Merger (the time the Merger becomes effective being the “Effective Time”).

SECTION 1.04. Effects. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL and the WBCA.

SECTION 1.05. Articles of Incorporation and Bylaws. The articles of incorporation of Weyerhaeuser, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law. The bylaws of Weyerhaeuser, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

SECTION 1.06. Directors and Officers of Surviving Corporation. The directors and executive officers of the Surviving Corporation shall be determined in accordance with Exhibit A.

ARTICLE II

Effect on the Capital Stock of the Constituent Entities; Exchange of Certificates

SECTION 2.01. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Weyerhaeuser, Plum Creek or any holder of any of the following securities:

(a) Cancelation of Treasury Stock. Each share of common stock, par value $0.01 per share, of Plum Creek (“Plum Creek Common Stock”) that is owned by Plum Creek as treasury stock immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(b) Conversion of Plum Creek Common Stock. Subject to Section 2.02, each share of Plum Creek Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 2.01(a)) shall be converted into and shall thereafter represent the right to receive that number of fully paid and nonassessable common shares, par value $1.25 per share, of Weyerhaeuser (the “Weyerhaeuser Common Shares”) equal to the Exchange Ratio (the “Merger Consideration”). All such shares of Plum Creek Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented any such shares of Plum Creek Common Stock (each such certificate, a “Certificate”) or shares of Plum Creek Common Stock held in direct registration form (“Book-Entry Shares”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any cash in lieu of fractional shares of Weyerhaeuser Common Shares to be issued or paid in consideration therefor and any dividends or other distributions to which holders become entitled in accordance with Section 2.02, in each case, without interest. For purposes of this Agreement, the “Exchange Ratio” means 1.60. Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time the outstanding Weyerhaeuser Common Shares or shares of Plum Creek Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, recapitalization, split, reverse split, combination, consolidation, subdivision, reclassification or exchange of shares, or any similar event (including any stock dividend for the purpose of distributing earnings so as to maintain qualification as a REIT or to cure any issue of qualification as a REIT) shall have occurred, then any number or amount contained herein that is based upon the number of Weyerhaeuser Common Shares or shares of Plum Creek Common Stock, as the case may be, will be appropriately adjusted to provide to Weyerhaeuser and the holders of Plum Creek Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided, however, that this sentence shall not be construed to permit Weyerhaeuser or Plum Creek to take any action with respect to its securities that is prohibited by Section 5.01(a) or 5.01(b), as applicable.

SECTION 2.02. Exchange. (a) Exchange Agent. Prior to the Effective Time, Weyerhaeuser shall appoint a bank or trust company reasonably acceptable to Plum Creek to act as exchange agent (the “Exchange Agent”) for the payment of the Merger Consideration. At or prior to the Effective Time, Weyerhaeuser shall deposit with the Exchange Agent, for the benefit of the former holders of Plum Creek Common Stock entitled to receive Merger Consideration under Section 2.01(b), for exchange in accordance with this Article II through the Exchange Agent, a sufficient number of Weyerhaeuser Common Shares (whether represented in certificated or non-certificated direct registration form) to issue the aggregate Merger Consideration. From time to time as needed as reasonably determined by Weyerhaeuser, Weyerhaeuser shall deposit with the Exchange Agent cash sufficient to make payments in lieu of fractional shares pursuant to Section 2.02(f) and to pay any dividends or other distributions which former holders of Plum Creek Common Stock have the right to receive pursuant to Section 2.02(d). All such cash and Weyerhaeuser Common Shares deposited with the Exchange Agent is hereinafter referred to as the “Exchange Fund”.

(b) Letter of Transmittal. As promptly as practicable after the Effective Time, and in any event not later than the second Business Day thereafter, Weyerhaeuser shall cause the Exchange Agent to mail to each holder of record of Plum Creek Common Stock a form of letter of transmittal (the “Letter of Transmittal”) which shall specify that delivery shall be effected, and risk of loss and title to any Certificates or Book-Entry Shares shall pass, only upon delivery of such Certificates or Book-Entry Shares to the Exchange Agent and shall be in such form and have such other provisions as Weyerhaeuser may specify subject to Plum Creek’s reasonable approval, together with instructions thereto.

(c) Merger Consideration Received in Connection with Exchange. (i) After the Effective Time, upon the surrender of a Certificate for cancelation to the Exchange Agent, together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor (A) the Merger Consideration into which the shares of Plum Creek Common Stock previously represented by such Certificate have been converted pursuant to Section 2.01(b) and (B) any cash in lieu of fractional shares which such holder has the right to receive pursuant to Section 2.02(f) and in respect of any dividends or other distributions which such holder has the right to receive pursuant to Section 2.02(d). In the event of a transfer of ownership of Plum Creek Common Stock that is not registered in the transfer records of Plum Creek, the proper number of Weyerhaeuser Common Shares pursuant to Section 2.01 and cash in lieu of fractional shares which the holder has the right to receive pursuant to Section 2.02(f) and in respect of any dividends or other distributions which the holder has the right to receive pursuant to Section 2.02(d) may be issued to a transferee if the Certificate (or, for Book-Entry Shares, proper evidence of such transfer) representing such Plum Creek Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid. Until surrendered as contemplated by this Section 2.02(c), each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration which the holder of such Certificates or Book-Entry Shares were entitled to receive pursuant to Section 2.01 (and cash in lieu of fractional shares pursuant to Section 2.02(f) and in respect of any dividends or other distributions pursuant to Section 2.02(d)). No interest shall be paid or shall accrue on the cash payable under this Section 2.02(c) or under Section 2.02(d), 2.02(e) or 2.02(f).

(ii) As promptly as practicable following the Effective Time, the Exchange Agent shall deliver to each former holder of Book-Entry Shares (A) the Merger Consideration into which such shares of Plum Creek Common Stock have been converted pursuant to Section 2.01(b) and (B) any cash in lieu of fractional shares which such holder has the right to receive pursuant to Section 2.02(f). The Weyerhaeuser Common Shares deliverable to any holder under this Section 2.02(c)(ii) shall be deemed issued to such holder on the Closing Date.

(d) Treatment of Unexchanged Shares. No dividends or other distributions declared or made with respect to Weyerhaeuser Common Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the Weyerhaeuser Common Shares issuable upon surrender thereof, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.02(f), until the surrender of such Certificate or Book-Entry Share in accordance with this Article II. Subject to abandoned property, escheat, Tax or other applicable Law, following surrender of any such Certificate or Book-Entry Share, there shall be paid to the holder of the Weyerhaeuser Common Shares issued in exchange therefor (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional Weyerhaeuser Common Share to which such holder is entitled pursuant to Section 2.02(f) and the amount of dividends or other distributions with a record date after the Effective Time previously paid with respect to such whole shares of Weyerhaeuser Common Shares and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Weyerhaeuser Common Shares.

(e) No Further Ownership Rights in Plum Creek Common Stock. The Weyerhaeuser Common Shares issued and cash paid in accordance with the terms of this Article II upon conversion of any shares of Plum Creek Common Stock (including any cash paid pursuant to Section 2.02(f)) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Plum Creek Common Stock, subject to the Surviving Corporation’s obligation to pay any dividends or other distributions with a record date prior to the Effective Time that may have been declared or made by Plum Creek on such shares of Plum Creek Common Stock in accordance with the terms of this Agreement and which remain unpaid at the Effective Time. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Plum Creek Common Stock that were outstanding immediately prior to the Effective Time. Subject to the last sentence of Section 2.02(h), if, after the Effective Time, any Certificates or Book-Entry Shares are presented for transfer to the Surviving Corporation, Weyerhaeuser or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

(f) No Fractional Shares. No certificates or scrip representing fractional Weyerhaeuser Common Shares shall be issued upon the conversion of Plum Creek Common Stock pursuant to Section 2.01(b), and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a holder of Weyerhaeuser Common Shares. Notwithstanding any other provision of this Agreement, each holder of shares of Plum Creek Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a Weyerhaeuser Common Share (after taking into account all Certificates or Book-Entry Shares surrendered by such holder) shall receive, in lieu thereof, cash in an amount equal to such fractional amount multiplied by the average of the volume weighted average price per share of Weyerhaeuser Common Shares on the New York Stock Exchange (“NYSE”) (as reported by Bloomberg, L.P. or, if not reported by Bloomberg, L.P., in another authoritative source mutually selected by Weyerhaeuser and Plum Creek) on each of the five consecutive trading days ending with the last complete trading day prior to the Closing Date.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest or other amounts received with respect thereto) that remains undistributed to the holders of Plum Creek Common Stock for 12 months after the Effective Time shall be delivered to Weyerhaeuser, upon demand, and any former holder of Plum Creek Common Stock who has not previously complied with this Article II shall thereafter look only to Weyerhaeuser for, and Weyerhaeuser shall remain liable for, payment of its claim for Merger Consideration, any cash in lieu of fractional shares and any dividends and other distributions to which such holder is entitled pursuant to this Article II.

(h) No Liability. None of Weyerhaeuser, Plum Creek or the Exchange Agent shall be liable to any Person in respect of any portion of the Exchange Fund delivered to any Governmental Entity pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Book-Entry Share has not been surrendered or transferred prior to the date on which any Merger Consideration in respect thereof would otherwise escheat to, or become the property of, any Governmental Entity pursuant to applicable Law, any

Merger Consideration in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of Weyerhaeuser, free and clear of all claims or interests of any Person previously entitled thereto.

(i) Investment of Exchange Fund. The Exchange Agent shall invest any cash in the Exchange Fund as directed by Weyerhaeuser. Any interest and other income resulting from such investments shall be paid to Weyerhaeuser; provided, however, that no investment of the Exchange Fund shall relieve Weyerhaeuser or the Exchange Agent from promptly making the payments required by this Article II, and following any losses from any such investment, Weyerhaeuser shall promptly provide additional cash funds to the Exchange Agent for the benefit of the holders of shares of Plum Creek Common Stock at the Effective Time in the amount of such losses, which additional funds will be deemed to be part of the Exchange Fund.

(j) Withholding Rights. Each of Weyerhaeuser and the Exchange Agent (without duplication) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Article II or Section 6.04 to any holder of Plum Creek Common Stock, Plum Creek Stock Options, Plum Creek Restricted Stock Units, Plum Creek Deferred Stock Units or Plum Creek Value Management Awards such amounts as may be required to be deducted and withheld with respect to the making of such payment under applicable Tax Law. Amounts so withheld and paid over to the appropriate taxing authority shall be treated for all purposes of this Agreement as having been paid to the holder of Plum Creek Common Stock in respect of which such deduction or withholding was made.

(k) Lost Certificates. If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Weyerhaeuser, the posting by such Person of a bond, in such reasonable and customary amount as Weyerhaeuser may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent (or, if subsequent to the termination of the Exchange Fund and subject to Section 2.02(h), Weyerhaeuser) shall deliver and pay, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration, any cash in lieu of fractional shares and any other cash deliverable in respect thereof pursuant to this Section 2.02.

ARTICLE III

Representations and Warranties of Weyerhaeuser

Weyerhaeuser represents and warrants to Plum Creek that the statements contained in this Article III are true and correct, except (i) as set forth in the Weyerhaeuser Reporting Documents publicly available and filed with or furnished to the SEC after January 1, 2014 and at least two Business Days prior to the date of this Agreement (the “Filed Weyerhaeuser Reporting Documents”) (excluding (x) any exhibits to the Filed Weyerhaeuser Reporting Documents and (y) any disclosures in the Filed Weyerhaeuser Reporting Documents (A) in any risk factors section, (B) in the “Forward-Looking Statements” section and (C) in any other disclosures that are similarly predictive or forward-looking in nature) or (ii) as set forth in the disclosure letter delivered by Weyerhaeuser to Plum Creek prior to the execution and delivery by Weyerhaeuser of this Agreement (the “Weyerhaeuser Disclosure Letter”). The Weyerhaeuser Disclosure Letter shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article III, and the disclosure in any section shall be deemed to qualify other sections in this Article III to the extent (and only to the extent) that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other sections.

SECTION 3.01. Organization, Standing and Power. (a) Each of Weyerhaeuser and each of Weyerhaeuser’s Subsidiaries (the “Weyerhaeuser Subsidiaries”) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except, in the case of the Weyerhaeuser Subsidiaries, where the failure to be so organized, existing or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Weyerhaeuser Material Adverse Effect. Each of Weyerhaeuser and each Weyerhaeuser Subsidiary is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership, operation or leasing of its properties and assets makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Weyerhaeuser Material Adverse Effect. Weyerhaeuser has made available to Plum Creek, prior to execution of this Agreement, true and complete copies of the articles of incorporation of Weyerhaeuser in effect as of the date of this Agreement (the “Weyerhaeuser Charter”) and the bylaws of Weyerhaeuser in effect as of the date of this Agreement (the “Weyerhaeuser By-laws”).

(b) Weyerhaeuser has not exempted any “Person” from the “Aggregate Stock Ownership Limit”, as such terms are defined in the Weyerhaeuser Charter.

SECTION 3.02. Weyerhaeuser Subsidiaries. (a) All the outstanding shares of capital stock or voting securities of, or other equity interests in, each Weyerhaeuser Subsidiary have been validly issued and are fully paid and nonassessable and are wholly owned by Weyerhaeuser, by another Weyerhaeuser Subsidiary or by Weyerhaeuser and another Weyerhaeuser Subsidiary, free and clear of all pledges, liens, claims, charges, mortgages, encumbrances and security interests of any kind or nature whatsoever (collectively, “Liens”), and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests), except for restrictions imposed by applicable securities Laws. Section 3.02(a) of the Weyerhaeuser Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of the Weyerhaeuser Subsidiaries, including a list of each Weyerhaeuser Subsidiary that is a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code (a “Qualified REIT Subsidiary”) or a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code (a “Taxable REIT Subsidiary”), together with (i) the jurisdiction of incorporation or organization, as the case may be, of each Weyerhaeuser Subsidiary, (ii) the type of and percentage of interest held (including capital account balances for any entity treated as a partnership for income tax purposes from the most recently filed relevant Tax Return), directly or indirectly, by Weyerhaeuser in each Weyerhaeuser Subsidiary, (iii) the names of and the type of and percentage of interest held (including capital account balances for any entity treated as a partnership for income tax purposes from the most recently filed relevant Tax Return) by any Person other than Weyerhaeuser or a Weyerhaeuser Subsidiary in each Weyerhaeuser Subsidiary and (iv) the classification for U.S. federal income tax purposes of each Weyerhaeuser Subsidiary.

(b) Except for the capital stock and voting securities of, and other equity interests in, the Weyerhaeuser Subsidiaries, neither Weyerhaeuser nor any Weyerhaeuser Subsidiary owns, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity other than ordinary course investments in publicly traded securities constituting one percent or less of a class of outstanding securities of any entity.

SECTION 3.03. Capital Structure. (a) The authorized capital stock of Weyerhaeuser consists of 1,360,000,000 Weyerhaeuser Common Shares, 7,000,000 preferred shares, par value $1.00 per share (the “Weyerhaeuser Preferred Shares”), and 40,000,000 preference shares, par value $1.00 per share (the “Weyerhaeuser Preference Shares” and, together with the Weyerhaeuser Common Shares and the Weyerhaeuser Preferred Shares, the “Weyerhaeuser Capital Stock”). At the close of business on November 4, 2015, (i) 510,445,006 Weyerhaeuser Common Shares were issued and outstanding, none of which were subject to vesting or other forfeiture conditions or repurchase by Weyerhaeuser, (ii) no Weyerhaeuser Common Shares were held in Weyerhaeuser’s treasury, (iii) no Weyerhaeuser Preferred Shares were issued and outstanding, (iv) 13,799,711 Weyerhaeuser Preference Shares of 6.375% Mandatory Convertible Preference Shares, Series A

(the “Weyerhaeuser 6.375% Mandatory Convertible Preference Shares”) were issued and outstanding, (v) 20,720,285 Weyerhaeuser Common Shares were reserved and available for issuance upon conversion of outstanding Weyerhaeuser Preference Shares, (vi) no Weyerhaeuser Common Shares were reserved and available for issuance pursuant to the Weyerhaeuser’s Direct Stock Purchase Plan (the “Weyerhaeuser Direct Share Purchase Plan”) and (vii) 15,021,183 Weyerhaeuser Common Shares were reserved and available for issuance pursuant to the Weyerhaeuser Stock Plans, of which (A) 12,922,116 shares were issuable upon exercise of outstanding Weyerhaeuser Stock Options, (B) 1,220,599 shares were issuable upon settlement of outstanding Weyerhaeuser Restricted Stock Units, (C) 159,111 shares were issuable upon settlement of outstanding Weyerhaeuser Deferred Stock Units and (D) 719,357 shares were issuable upon settlement of outstanding Weyerhaeuser Performance Share Units. Except as set forth in this Section 3.03(a), at the close of business on November 4, 2015, no shares of capital stock or voting securities of, or other equity interests in, Weyerhaeuser were issued, reserved for issuance or outstanding. From the close of business on November 4, 2015, to the date of this Agreement, there have been no issuances by Weyerhaeuser of shares of capital stock or voting securities of, or other equity interests in, Weyerhaeuser, other than the issuance of Weyerhaeuser Common Shares upon the conversion of Weyerhaeuser 6.375% Mandatory Convertible Preference Shares, the exercise of Weyerhaeuser Stock Options or upon the settlement of Weyerhaeuser Restricted Stock Units, Weyerhaeuser Deferred Stock Units or Weyerhaeuser Performance Share Units, in each case outstanding at the close of business on November 4, 2015, and in accordance with their terms in effect at such time.

(b) All outstanding shares of Weyerhaeuser Capital Stock are, and all shares of Weyerhaeuser Capital Stock that may be issued upon the conversion of the Weyerhaeuser 6.375% Mandatory Convertible Preference Shares, upon the exercise of Weyerhaeuser Stock Options or upon the settlement of Weyerhaeuser Restricted Stock Units, Weyerhaeuser Deferred Stock Units or Weyerhaeuser Performance Share Units will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the WBCA, the Weyerhaeuser Charter, the Weyerhaeuser By-laws or any Contract to which Weyerhaeuser or any Weyerhaeuser Subsidiary is a party or otherwise bound (including the Weyerhaeuser Stock Plans). The Weyerhaeuser Common Shares constituting the Merger Consideration will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the WBCA, the Weyerhaeuser Charter, the Weyerhaeuser By-laws or any Contract to which Weyerhaeuser or any Weyerhaeuser Subsidiary is a party or otherwise bound. Except as set forth above in this Section 3.03 or pursuant to this Agreement, there are not issued, reserved for issuance or outstanding, and there are no outstanding obligations of Weyerhaeuser or any Weyerhaeuser Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, (x) any capital stock or voting securities of, or other equity interests in, Weyerhaeuser or any Weyerhaeuser Subsidiary or any securities of Weyerhaeuser or any Weyerhaeuser Subsidiary convertible into or exchangeable or exercisable for any capital stock or voting securities of, or other equity interests in, Weyerhaeuser or any Weyerhaeuser Subsidiary, (y) any warrants, calls, options or other rights to acquire from Weyerhaeuser or any Weyerhaeuser Subsidiary, or any other obligation of Weyerhaeuser or any Weyerhaeuser Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, Weyerhaeuser or any Weyerhaeuser Subsidiary or (z) any rights issued by or other obligations of Weyerhaeuser or any Weyerhaeuser Subsidiary that are linked in any way to the price of any capital stock or voting securities of, or other equity interests in, Weyerhaeuser or any Weyerhaeuser Subsidiary, the value of Weyerhaeuser, any Weyerhaeuser Subsidiary or any part of Weyerhaeuser or any Weyerhaeuser Subsidiary or any dividends or other distributions declared or paid on any capital stock or voting securities of, or other equity interests in, Weyerhaeuser or any Weyerhaeuser Subsidiary. Except pursuant to the Weyerhaeuser Stock Plans, there are not any outstanding obligations of Weyerhaeuser or any Weyerhaeuser Subsidiary to repurchase, redeem or otherwise acquire any capital stock or voting securities of, or other equity interests in, Weyerhaeuser or any Weyerhaeuser Subsidiary or any securities, interests, warrants, calls, options or other rights referred to in clause (x), (y) or (z) of the immediately preceding sentence. There are no debentures, bonds, notes or other Indebtedness of Weyerhaeuser having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of Weyerhaeuser may vote (collectively, “Weyerhaeuser Voting Debt”). Neither Weyerhaeuser nor any Weyerhaeuser Subsidiary is a party to any voting agreement with respect to the voting of any capital stock or voting securities of, or other equity interests in, Weyerhaeuser. Except for this Agreement, neither Weyerhaeuser nor any Weyerhaeuser Subsidiary is a party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of Weyerhaeuser or any Weyerhaeuser Subsidiary.

SECTION 3.04. Authority; Execution and Delivery; Enforceability. (a) Weyerhaeuser has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement, subject, in the case of the Share Issuance, to the receipt of the Weyerhaeuser Shareholder Approval. The Board of Directors of Weyerhaeuser (the “Weyerhaeuser Board”) has adopted resolutions, by unanimous vote at a meeting duly called at which a quorum of directors of Weyerhaeuser was present, (i) approving and adopting this Agreement, (ii) determining that entering into this Agreement is in the best interests of Weyerhaeuser and its shareholders and (iii) recommending that Weyerhaeuser’s shareholders vote in favor of approval of the issuance of Weyerhaeuser Common Shares constituting the Merger Consideration (the “Share Issuance”) and directing that the Share Issuance be submitted to Weyerhaeuser’s shareholders for approval at a duly held meeting of such shareholders for such purpose (the “Weyerhaeuser Shareholders Meeting”) (clauses (i), (ii) and (iii) being referred to as the “Weyerhaeuser Recommendation”). Such resolutions have not been amended or withdrawn as of the date of this Agreement. Except for the approval of the Share Issuance by the affirmative vote of the holders of a majority of the Weyerhaeuser Common Shares represented in person or by proxy at the Weyerhaeuser Shareholders Meeting, as required by Section 312.03(c) of the NYSE Listed Company Manual (the “Weyerhaeuser Shareholder Approval”), no other corporate proceedings on the part of Weyerhaeuser are necessary to authorize, adopt or approve this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement (except for the filing of the appropriate merger documents as required by the DGCL and the WBCA). Weyerhaeuser has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Plum Creek, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity.

(b) No “fair price”, “moratorium”, “control share acquisition” or other similar antitakeover statute or similar statute or regulation applies with respect to this Agreement, the Merger or any of the other transactions contemplated by this Agreement in respect of Weyerhaeuser.

SECTION 3.05. No Conflicts; Consents. (a) The execution and delivery by Weyerhaeuser of this Agreement does not, and the performance by Weyerhaeuser of its obligations hereunder and the consummation of the Merger and the other transactions contemplated by this Agreement will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock, voting securities or other equity interests or any loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Weyerhaeuser or any Weyerhaeuser Subsidiary under, any provision of (i) the Weyerhaeuser Charter, the Weyerhaeuser By-laws or the comparable organizational documents of any Weyerhaeuser Subsidiary that is a “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X under the Exchange Act (assuming that the Weyerhaeuser Shareholder Approval is obtained), (ii) any contract, lease, license, indenture, note, bond, agreement, concession, franchise or other instrument (a “Contract”) to which Weyerhaeuser or any Weyerhaeuser Subsidiary is a party or by which any of their respective properties or assets is bound or any Weyerhaeuser Permit or (iii) subject to the filings and other matters referred to in Section 3.05(b), any judgment, order or decree of a Governmental Entity or arbitrator (“Judgment”) or statute, law (including common law), ordinance, rule or regulation, including the rules and regulations of the NYSE (“Law”), in each case applicable to Weyerhaeuser or any Weyerhaeuser Subsidiary or their respective properties or assets (assuming that the Weyerhaeuser Shareholder Approval is obtained), other than, in the case of clauses (ii) and (iii) above, any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Weyerhaeuser Material Adverse Effect (it being agreed that for purposes of this Section 3.05(a), effects resulting from or arising in connection with the matters set forth in clause (iv) of the definition of the term “Material Adverse Effect” shall not be excluded in determining whether a Weyerhaeuser Material Adverse Effect has occurred or would reasonably be expected to occur) and would not prevent or materially impede, interfere with, hinder or delay the consummation of the Merger.

(b) No consent, waiver or Permit (“Consent”) of or from, or registration, declaration, notice or filing made to or with, any federal, national, state, provincial or local, whether domestic or foreign, government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, whether domestic, foreign or supranational (a “Governmental Entity”), is required to be obtained or made by or with respect to Weyerhaeuser or any Weyerhaeuser Subsidiary in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Merger and the other transactions contemplated by this Agreement, other than (i) (A) the filing with the Securities and Exchange Commission (the “SEC”) of the Joint Proxy Statement in definitive form, (B) the filing with the SEC, and the declaration of effectiveness under the Securities Act of 1933 (the “Securities Act”), of the registration statement on Form S-4 in connection with the issuance by Weyerhaeuser of the Merger Consideration, in which the Joint Proxy Statement will be included as a prospectus (the “Form S-4”), and (C) the filing with the SEC of such reports and other filings under, and such other compliance with, the Securities Exchange Act of 1934 (the “Exchange Act”) and the Securities Act, as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement, (ii) Consents, registrations, declarations, notices or filings set forth in Section 3.05(b) of the Weyerhaeuser Disclosure Letter, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, the Articles of Merger with the Secretary of State of the State of Washington and appropriate documents with the relevant authorities of the other jurisdictions in which Weyerhaeuser and Plum Creek are qualified to do business, (iv) such Consents, registrations, declarations, notices or filings as are required to be made or obtained under the securities or “blue sky” Laws of various states in connection with the issuance of the Merger Consideration, (v) such Consents of or from, or registrations, declarations, notices or filings to or with the NYSE as are required to permit the consummation of the Merger and the listing of the Weyerhaeuser Common Shares to be issued as Merger Consideration and (vi) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Weyerhaeuser Material Adverse Effect (it being agreed that for purposes of this Section 3.05(b), effects resulting from or arising in connection with the matters set forth in clause (iv) of the definition of the term “Material Adverse Effect” shall not be excluded in determining whether a Weyerhaeuser Material Adverse Effect has occurred or would reasonably be expected to occur) and would not prevent or materially impede, interfere with, hinder or delay the consummation of the Merger.

SECTION 3.06. Reporting Documents; Undisclosed Liabilities. (a) Weyerhaeuser has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by Weyerhaeuser with the SEC since January 1, 2013 (such documents, excluding the Joint Proxy Statement and the Form S-4, being collectively referred to as the “Weyerhaeuser Reporting Documents”).

(b) Each Weyerhaeuser Reporting Document (i) at the time filed, complied in all material respects with the requirements of the Sarbanes-Oxley Act of 2002 (“SOX”), the Exchange Act and the Securities Act, as applicable to such Weyerhaeuser Reporting Document and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements of Weyerhaeuser included in the Weyerhaeuser Reporting Documents complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except, as indicated in the notes thereto, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of Weyerhaeuser and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(c) Neither Weyerhaeuser nor any Weyerhaeuser Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that, individually or in the aggregate, have had or would reasonably be expected to have a Weyerhaeuser Material Adverse Effect.

(d) Each of the principal executive officer of Weyerhaeuser and the principal financial officer of Weyerhaeuser (or each former principal executive officer of Weyerhaeuser and each former principal financial officer of Weyerhaeuser) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Weyerhaeuser Reporting Documents, and the statements contained in such certifications are true and correct. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX. Neither Weyerhaeuser nor any Weyerhaeuser Subsidiary has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(e) Weyerhaeuser maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Weyerhaeuser’s properties or assets.

(f) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) utilized by Weyerhaeuser are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Weyerhaeuser in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of Weyerhaeuser, as appropriate, to allow timely decisions regarding required disclosure and to enable the principal executive officer and principal financial officer of Weyerhaeuser to make the certifications required under the Exchange Act with respect to such reports.

(g) Since January 1, 2014, none of Weyerhaeuser, Weyerhaeuser’s independent accountants, the Weyerhaeuser Board or the audit committee of the Weyerhaeuser Board has received any oral or written notification of any (i) “significant deficiency” in the internal controls over financial reporting of Weyerhaeuser, (ii) “material weakness” in the internal controls over financial reporting of Weyerhaeuser or (iii) fraud, whether or not material, that involves management or other employees of Weyerhaeuser who have a significant role in the internal controls over financial reporting of Weyerhaeuser. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

SECTION 3.07. Information Supplied. None of the information supplied or to be supplied by Weyerhaeuser for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Joint Proxy Statement will, at the date it is first mailed to each of Weyerhaeuser’s shareholders and Plum Creek’s stockholders or at the time of each of the Weyerhaeuser Shareholders Meeting and the Plum Creek Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by Weyerhaeuser with respect to statements made or incorporated by reference therein based on information supplied by Plum Creek for inclusion or incorporation by reference therein.

SECTION 3.08. Absence of Certain Changes or Events. From January 1, 2015 to the date of this Agreement, each of Weyerhaeuser and each Weyerhaeuser Subsidiary has conducted its respective business in the ordinary course in all material respects, and during such period there has not occurred:

(a) any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Weyerhaeuser Material Adverse Effect;

(b) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any capital stock or voting securities of, or other equity interests in, Weyerhaeuser or the capital stock or voting securities of, or other equity interests in, any Weyerhaeuser Subsidiary (other than (x) regular quarterly cash dividends in an amount not exceeding $0.31 per Weyerhaeuser Common Share, (y) regular cash dividends in respect of shares of the Weyerhaeuser 6.375% Mandatory Convertible Preference Shares and (z) dividends or other distributions by a direct or indirect wholly owned Weyerhaeuser Subsidiary to its direct shareholders or other equity holders) or any repurchase for value by Weyerhaeuser of any capital stock or voting securities of, or other equity interests in, Weyerhaeuser or the capital stock or voting securities of, or other equity interests in, any Weyerhaeuser Subsidiary;

(c) any split, reverse split, combination, consolidation, subdivision or reclassification of any capital stock or voting securities of, or other equity interests in, Weyerhaeuser, securities convertible into or exercisable or exchangeable for capital stock or voting securities of, or other equity interests in, Weyerhaeuser or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock or voting securities of, or other equity interests in, Weyerhaeuser;

(d) any incurrence of material Indebtedness for borrowed money or any guarantee of such Indebtedness for another Person (other than Weyerhaeuser or a wholly owned Weyerhaeuser Subsidiary), or any issue or sale of debt securities, warrants or other rights to acquire any debt security of Weyerhaeuser or any Weyerhaeuser Subsidiary other than draws on existing revolving credit facilities in the ordinary course of business;

(e) (i) any direct or indirect sale, lease, license, mortgage, pledge, sale and leaseback or other encumbrance or other disposal of any of Weyerhaeuser’s or any Weyerhaeuser Subsidiary’s property or assets or any interests therein (other than the sale of inventory in the ordinary course of business consistent with past practice) with, individually or in the aggregate, a fair market value in excess of $250,000,000 or (ii) any acquisitions of businesses (whether by means of merger, share exchange, consolidation, tender offer, asset purchase or otherwise), for a purchase price in excess of $250,000,000;

(f) any change in financial accounting methods, principles or practices by Weyerhaeuser or any Weyerhaeuser Subsidiary, except insofar as may have been required by a change in GAAP or Law; or

(g) any material elections or changes thereto with respect to Taxes by Weyerhaeuser or any Weyerhaeuser Subsidiary or any settlement or compromise by Weyerhaeuser or any Weyerhaeuser Subsidiary of any material Tax liability or refund, in each case other than in the ordinary course of business.

SECTION 3.09. Taxes. (a) (i) Each of Weyerhaeuser and each Weyerhaeuser Subsidiary has timely filed, taking into account any extensions, all material Tax Returns required to have been filed and such Tax Returns are accurate and complete in all material respects; (ii) each of Weyerhaeuser and each Weyerhaeuser Subsidiary has paid all material Taxes required to have been paid other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings; and (iii) no deficiency for any material Tax has been asserted or assessed by a taxing authority against Weyerhaeuser or any Weyerhaeuser Subsidiary which deficiency has not been paid or is not being contested in good faith in appropriate proceedings.

(b) No material Tax Return of Weyerhaeuser or any Weyerhaeuser Subsidiary is under audit or examination by any taxing authority, and no written (or, to the Knowledge of Weyerhaeuser, oral) notice of such an audit or examination has been received by Weyerhaeuser or any Weyerhaeuser Subsidiary. No deficiencies for any material Taxes have been proposed, asserted or assessed against Weyerhaeuser or any Weyerhaeuser Subsidiary, and no requests for waivers of the time to assess any such Taxes are pending or have been granted. No other procedure, proceeding or contest of any refund or deficiency in respect of material Taxes is pending in or on appeal from any Governmental Entity.

(c) Other than for Taxes not yet due and delinquent or that are being contested in good faith in appropriate proceedings, there are no Liens with respect to material Taxes against any of the properties or assets of Weyerhaeuser or any Weyerhaeuser Subsidiary. No written or, to the Knowledge of Weyerhaeuser, other claim has been received by Weyerhaeuser or any Weyerhaeuser Subsidiary from an authority in a jurisdiction where such corporation does not file Tax Returns that it is or may be subject to material taxation by such jurisdiction. Neither Weyerhaeuser nor any Weyerhaeuser Subsidiary is a party to or is otherwise bound by any material Tax sharing, allocation or indemnification Contract (other than such a Contract exclusively between or among Weyerhaeuser and wholly owned Weyerhaeuser Subsidiaries).

(d) Neither Weyerhaeuser nor any Weyerhaeuser Subsidiary has participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” within the meaning of Section 6011 of the Code and applicable Treasury Regulations thereunder (or a similar provision of state or foreign Law).

(e) Weyerhaeuser (i) for all taxable years commencing with its taxable year ended December 31, 2010 through December 31, 2014, has been subject to taxation as a real estate investment trust within the meaning of Section 856 through 860 of the Code (a “REIT”) and has satisfied all requirements to qualify as a REIT for such years, (ii) has operated from January 1, 2015 to the date of this Agreement in a manner consistent with the requirements for qualification and taxation as a REIT, (iii) intends to continue to operate in such a manner so as to qualify as a REIT for the taxable year that includes the Closing Date and (iv) has not taken or omitted to take any action that would reasonably be expected to result in a challenge by the IRS or any other Governmental Entity to its status as a REIT, and no such challenge is pending or, to the Knowledge of Weyerhaeuser, threatened.

(f) Each Weyerhaeuser Subsidiary has been, since the later of its acquisition or formation, and continues to be treated for federal and state Tax purposes as, (i) a partnership or a disregarded entity and not as a corporation or an association or publicly traded partnership taxable as a corporation, (ii) a Qualified REIT Subsidiary, (iii) a Taxable REIT Subsidiary or (iv) a REIT.

SECTION 3.10. Employee Benefits. (a) Each Weyerhaeuser Benefit Plan and Weyerhaeuser Benefit Agreement (and any related trust or other funding vehicle) has been administered in accordance with its terms and is in compliance with ERISA, the Code and all other applicable Laws, other than instances of non-compliance that, individually or in the aggregate, have not had and would not reasonably be expected to have a Weyerhaeuser Material Adverse Effect. Each Weyerhaeuser Benefit Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS, and there are no circumstances or any events that have occurred that would reasonably be expected to cause the loss of such qualification status of any such Weyerhaeuser Benefit Plan, except where such loss of qualification status would not, individually or in the aggregate, reasonably be expected to have a Weyerhaeuser Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Weyerhaeuser Material Adverse Effect, there are no pending or, to the Knowledge of Weyerhaeuser, threatened claims by, on behalf of or against any

Weyerhaeuser Benefit Plan or any trust related thereto that could result in any liability to Weyerhaeuser or any of the Weyerhaeuser Subsidiaries, and no audit or other proceeding by a Governmental Entity is pending or, to the Knowledge of Weyerhaeuser, threatened with respect to any Weyerhaeuser Benefit Plan.

(b) With respect to each Weyerhaeuser Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Weyerhaeuser Material Adverse Effect, (i) no such Weyerhaeuser Benefit Plan is currently in “at risk status” within the meaning of Section 430(i) of the Code or Section 303(i) of ERISA; (ii) neither Weyerhaeuser nor any Commonly Controlled Entity has engaged in any transaction described in Section 4069, 4204(a) or 4212(c) of ERISA; (iii) no liability (other than for premiums to the Pension Benefit Guaranty Corporation) under Title IV of ERISA has been or is expected to be incurred by Weyerhaeuser or any of the Weyerhaeuser Subsidiaries and (iv) all contributions required to be made with respect thereto (whether pursuant to the terms of such Weyerhaeuser Benefit Plan or by applicable Law) have been made.

(c) None of Weyerhaeuser and its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, maintained, established, contributed to or been obligated to contribute to any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA, and none of Weyerhaeuser and its Subsidiaries nor any of their Commonly Controlled Entities has incurred any liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

SECTION 3.11. Labor and Employment Matters. (a) As of the date of this Agreement, neither Weyerhaeuser nor any Weyerhaeuser Subsidiary is a party to or bound by any the collective bargaining agreements and other Contracts with any labor union, works council or other similar organization (“Collective Bargaining Agreements”) with respect to any Weyerhaeuser Personnel. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Weyerhaeuser Material Adverse Effect, (i) there is no pending or, to the Knowledge of Weyerhaeuser, threatened strike, lockout, slowdown or work stoppage by or with respect to any Weyerhaeuser Personnel and (ii) to the Knowledge of Weyerhaeuser, there are no activities or proceedings of any labor organization to organize any employees of Weyerhaeuser or any Weyerhaeuser Subsidiary and no demand for recognition as the exclusive bargaining representative of any employees has been made by or on behalf of any labor or similar organization.

(b) Except for instances of noncompliance that, individually or in the aggregate, have not had and would not reasonably be expected to have a Weyerhaeuser Material Adverse Effect, Weyerhaeuser and the Weyerhaeuser Subsidiaries are in compliance with all applicable Laws relating to labor and employment, including those relating to labor management relations, wages, hours, overtime, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health and continuation coverage under group health plans.

SECTION 3.12. Litigation. There is no suit, action or other proceeding pending or, to the Knowledge of Weyerhaeuser, threatened against or affecting Weyerhaeuser or any Weyerhaeuser Subsidiary that, individually or in the aggregate, has had or would reasonably be expected to have a Weyerhaeuser Material Adverse Effect, nor is there any Judgment outstanding against or, to the Knowledge of Weyerhaeuser, demand or investigation by any Governmental Entity involving Weyerhaeuser or any Weyerhaeuser Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Weyerhaeuser Material Adverse Effect.

SECTION 3.13. Compliance with Applicable Laws. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Weyerhaeuser Material Adverse Effect,

Weyerhaeuser and the Weyerhaeuser Subsidiaries are in compliance with all applicable Laws and the Weyerhaeuser Permits. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Weyerhaeuser Material Adverse Effect, there is no demand or investigation by or before any Governmental Entity pending or, to the Knowledge of Weyerhaeuser, threatened alleging that Weyerhaeuser or any Weyerhaeuser Subsidiary is not in compliance with any applicable Law or Weyerhaeuser Permit or which challenges or questions the validity of any rights of the holder of any Weyerhaeuser Permit. To the Knowledge of Weyerhaeuser, no noncompliance with any applicable Law or Weyerhaeuser Permit exists, except for any noncompliance that, individually or in the aggregate, has not had and would not reasonably be expected to have a Weyerhaeuser Material Adverse Effect. This Section 3.13 does not relate to Tax matters, employee benefits matters, labor and employment matters, environmental matters or Intellectual Property matters, which are the subjects of Sections 3.09, 3.10, 3.11, 3.14 and 3.17, respectively.

SECTION 3.14. Environmental Matters. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Weyerhaeuser Material Adverse Effect, (a) each of Weyerhaeuser and each Weyerhaeuser Subsidiary is in compliance with all Environmental Laws, and neither Weyerhaeuser nor any Weyerhaeuser Subsidiary has received any written communication alleging that Weyerhaeuser or any Weyerhaeuser Subsidiary is in violation of, or has any liability under, any Environmental Law; (b) each of Weyerhaeuser and each Weyerhaeuser Subsidiary possesses and is in compliance with all Permits required under Environmental Laws (“Environmental Permits”) for the conduct of its respective operations and all such Environmental Permits are valid and in good standing; (c) there are no Environmental Claims pending or, to the Knowledge of Weyerhaeuser, threatened against or affecting Weyerhaeuser or any Weyerhaeuser Subsidiary; (d) there has been no Release of or exposure to any Hazardous Material that would reasonably be expected to form the basis of any Environmental Claim against Weyerhaeuser or any Weyerhaeuser Subsidiary; and (e) neither Weyerhaeuser nor any Weyerhaeuser Subsidiary has retained or assumed, either contractually or by operation of Law, any liabilities or obligations that would reasonably be expected to form the basis of any Environmental Claim against Weyerhaeuser or any Weyerhaeuser Subsidiary.

For all purposes of this Agreement, (i) “Environmental Claims” means any and all administrative, regulatory or judicial suits, actions, other proceedings, demands, investigations, Judgments, directives, Liens or written or oral notices of noncompliance or violation by or from any Person alleging liability of any kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resource damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from (A) the presence or Release of, or exposure to, any Hazardous Material at any location or (B) the failure to comply with any Environmental Law; (ii) “Environmental Law” means any Law, Judgment, legally binding agreement or Permit issued, promulgated or entered into by or with any Governmental Entity relating to pollution, the environment (including ambient air, surface water, groundwater, land surface or subsurface strata), natural resources, the climate, human health and safety or the protection of endangered or threatened species; (iii) “Hazardous Materials” means any petroleum or petroleum products, radioactive materials or wastes, asbestos in any form, polychlorinated biphenyls, hazardous or toxic substances and any other chemical, material, substance or waste that is prohibited, limited or regulated under any Environmental Law; and (iv) “Release” means any actual or threatened release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment or within any building, structure, facility or fixture.

SECTION 3.15. Contracts. (a) As of the date of this Agreement, neither Weyerhaeuser nor any Weyerhaeuser Subsidiary is a party to any Contract required to be filed by Weyerhaeuser as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (a “Filed Weyerhaeuser Contract”) that has not been so filed.

(b) Except with respect to Contracts solely among Weyerhaeuser and any wholly owned Weyerhaeuser Subsidiary or wholly owned Weyerhaeuser Subsidiaries, or solely among any wholly owned

Weyerhaeuser Subsidiaries, Section 3.15(b) of the Weyerhaeuser Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of:

(i) each non-competition Contract or other Contract containing terms that expressly (A) limit or otherwise restrict Weyerhaeuser or any Weyerhaeuser Subsidiary or (B) would, after the Effective Time, limit or otherwise restrict the Combined Company from, in the case of either (A) or (B), engaging or competing in any line of business or in any geographic area, in a manner that would be reasonably likely to be material, in the case of (A), to Weyerhaeuser and the Weyerhaeuser Subsidiaries, taken as a whole and, in the case of (B), to the Combined Company taken as a whole;

(ii) each partnership, joint venture or similar agreement, or Contract to which Weyerhaeuser or any Weyerhaeuser Subsidiary is a party relating to the formation, creation, operation, management or control of any partnership or joint venture, in each case material to Weyerhaeuser and the Weyerhaeuser Subsidiaries, taken as a whole;

(iii) each loan and credit agreement or other Contract pursuant to which any Indebtedness in excess of $50,000,000 of Weyerhaeuser or any Weyerhaeuser Subsidiary is outstanding or may be incurred, other than any such Contract between or among Weyerhaeuser and the wholly owned Weyerhaeuser Subsidiaries; and

(iv) other than in the ordinary course, each Contract to which Weyerhaeuser or any Weyerhaeuser Subsidiary is a party involving the future disposition or acquisition of assets or properties with a fair market value in excess of $300,000,000.

Each Contract of the type described in this Section 3.15(b) and each Filed Weyerhaeuser Contract is referred to herein as a “Weyerhaeuser Material Contract”.

(c) Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Weyerhaeuser Material Adverse Effect, (i) each Weyerhaeuser Material Contract (including, for purposes of this Section 3.15(c), any Contract entered into after the date of this Agreement that would have been a Weyerhaeuser Material Contract if such Contract existed on the date of this Agreement) is a valid, binding and legally enforceable obligation of Weyerhaeuser or one of the Weyerhaeuser Subsidiaries, as the case may be, and, to the Knowledge of Weyerhaeuser, of the other parties thereto, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity, (ii) each such Weyerhaeuser Material Contract is in full force and effect and (iii) neither Weyerhaeuser nor any Weyerhaeuser Subsidiary is (with or without notice or lapse of time, or both) in breach or default under any such Weyerhaeuser Material Contract and, to the Knowledge of Weyerhaeuser, no other party to any such Weyerhaeuser Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder.

SECTION 3.16. Properties. (a) Except in respects that, individually or in the aggregate, have not had and would not reasonably be expected to have a Weyerhaeuser Material Adverse Effect, Weyerhaeuser or a Weyerhaeuser Subsidiary has good and valid title to, and marketable and insurable fee simple interest in or a valid leasehold interest in, each of the real properties reflected as an asset on the most recent balance sheet of Weyerhaeuser included in the Weyerhaeuser Reporting Documents (each, a “Weyerhaeuser Property”), in each case free and clear of all conditions, encroachments, easements, rights of way, restrictions and Liens, except for conditions, encroachments, easements, rights of way, restrictions or Liens which do not, individually or in the aggregate, materially impair and would not reasonably be expected to materially impair the continued use and operation of the real properties to which they relate in the conduct of Weyerhaeuser and each Weyerhaeuser Subsidiary as presently conducted. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Weyerhaeuser Material Adverse Effect, neither Weyerhaeuser nor any Weyerhaeuser Subsidiary has received notice to the effect that there are any condemnation, expropriation or other proceedings that are pending or, to the Knowledge of Weyerhaeuser, threatened with respect to any material portion of any of the Weyerhaeuser Properties. Except for the owners of the properties in which Weyerhaeuser or a Weyerhaeuser Subsidiary has a leasehold interest, and except as, individually or in the aggregate, have not had and would not reasonably be expected to have a Weyerhaeuser Material Adverse Effect, no Person other than Weyerhaeuser or a Weyerhaeuser Subsidiary has any ownership interest in any of the Weyerhaeuser Properties, except to the extent that such interest would not be reasonably expected to adversely impact Weyerhaeuser’s or the Weyerhaeuser Subsidiary’s continued use of the applicable Weyerhaeuser Property consistent with its operation as of the date of this Agreement.

(b) Except in respects that, individually or in the aggregate, have not had and would not reasonably be expected to have a Weyerhaeuser Material Adverse Effect, (i) neither Weyerhaeuser nor any Weyerhaeuser Subsidiary has leased or otherwise granted to any Person the right to use or occupy any Weyerhaeuser Property or any portion thereof, (ii) there are no outstanding options, rights of first offer or rights of first refusal to purchase any Weyerhaeuser Property or any portion thereof or interest therein, (iii) there are no boundary disputes relating to any Weyerhaeuser Property and no encroachments materially and adversely affecting the use of any Weyerhaeuser Property and (iv) with respect to each Weyerhaeuser Property, all material buildings, structures, fixtures and improvements are in all respects adequate and sufficient and in satisfactory condition to support the operations of Weyerhaeuser and each Weyerhaeuser Subsidiary as presently conducted.

(c) Except in respects that, individually or in the aggregate, have not had and would not reasonably be expected to have a Weyerhaeuser Material Adverse Effect, (i) policies of title insurance or updates or endorsements have been issued, insuring Weyerhaeuser’s or the applicable Weyerhaeuser Subsidiary’s fee simple title to each of the Weyerhaeuser Properties that is a manufacturing or similar facility owned by Weyerhaeuser or a Weyerhaeuser Subsidiary, in amounts at least equal to the purchase price paid for ownership of such Weyerhaeuser Property or such entity that owned such Weyerhaeuser Property at the time of the issuance of each such policy, (ii) there has not been any claim made against any such policy that has not been resolved and (iii) there is no suit, action or other proceeding pending or, to the Knowledge of Weyerhaeuser, threatened against or affecting Weyerhaeuser or any Weyerhaeuser Subsidiary challenging Weyerhaeuser’s or the applicable Weyerhaeuser Subsidiary’s fee simple title to each of the Weyerhaeuser Properties owned by Weyerhaeuser or a Weyerhaeuser Subsidiary.

(d) Each of Weyerhaeuser and each Weyerhaeuser Subsidiary has complied with the terms of all leases pursuant to which Weyerhaeuser or a Weyerhaeuser Subsidiary has a leasehold interest in the Weyerhaeuser Properties, and all such leases are in full force and effect, except for such noncompliance or failure to be in full force and effect that, individually or in the aggregate, has not had and would not reasonably be expected to have a Weyerhaeuser Material Adverse Effect.

(e) Except in respects that, individually or in the aggregate, have not had and would not reasonably be expected to have a Weyerhaeuser Material Adverse Effect, neither Weyerhaeuser nor any Weyerhaeuser Subsidiary has taken any action which would disqualify portions of any Weyerhaeuser Property now assessed for ad valorem Taxes on the basis of farm, forest or open space for continued assessment as farm, forest or open space lands.

SECTION 3.17. Intellectual Property. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Weyerhaeuser Material Adverse Effect, (i) each of Weyerhaeuser and each Weyerhaeuser Subsidiary owns, or is validly licensed or otherwise has the right to use, all patents, patent applications, patent rights, trademarks, trademark rights, trade names, trade name rights, service marks, service mark rights, copyrights and other proprietary intellectual property rights (collectively, “Intellectual Property”) used in or necessary for the conduct of its business as currently conducted, (ii) no suits, actions or other proceedings are pending or, to the Knowledge of Weyerhaeuser, threatened that Weyerhaeuser or any Weyerhaeuser Subsidiary is infringing, misappropriating or otherwise violating the rights of any Person with respect to any Intellectual Property and (iii) to the Knowledge of Weyerhaeuser, no Person is infringing, misappropriating or otherwise violating the rights of Weyerhaeuser or any Weyerhaeuser Subsidiary with respect to any Intellectual Property owned by Weyerhaeuser or any Weyerhaeuser Subsidiary.

SECTION 3.18. Permits. Each of Weyerhaeuser and each Weyerhaeuser Subsidiary has all requisite power and authority and possesses all governmental franchises, licenses, permits, authorizations, variances, exemptions, orders, registrations, clearances and approvals (collectively, “Permits”) necessary to enable each of Weyerhaeuser and each Weyerhaeuser Subsidiary to own, lease or otherwise hold its properties and assets and to conduct its business as presently conducted (collectively, the “Weyerhaeuser Permits”), except where the failure to have such power or authority or to possess the Weyerhaeuser Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Weyerhaeuser Material Adverse Effect.

SECTION 3.19. Insurance. Except as would not, individually or in the aggregate, have a Weyerhaeuser Material Adverse Effect (i) all insurance policies of Weyerhaeuser and the Weyerhaeuser Subsidiaries are in full force and effect and (ii) all premiums due thereon have been paid.

SECTION 3.20. Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than Morgan Stanley & Co. LLC (the “Weyerhaeuser Financial Advisor”), the fees and expenses of which will be paid by Weyerhaeuser, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Weyerhaeuser or any Weyerhaeuser Subsidiary. The estimated aggregate amount of such fees and expenses has been disclosed to Plum Creek prior to the date of this Agreement.

SECTION 3.21. Opinion of Financial Advisor. The Weyerhaeuser Board has received an opinion from the Weyerhaeuser Financial Advisor to the effect that, as of the date of such opinion, subject to the qualifications, assumptions and limitations set forth therein, the Exchange Ratio is fair from a financial point of view to Weyerhaeuser. A signed copy of the written opinion of the Weyerhaeuser Financial Advisor rendered to the Weyerhaeuser Board will be delivered to Plum Creek, solely for informational purposes, promptly following receipt thereof by Weyerhaeuser.

SECTION 3.22. Investment Company Act. Neither Weyerhaeuser nor any Weyerhaeuser Subsidiary is required to be registered as an investment company under the Investment Company Act of 1940 (the “Investment Company Act”).

ARTICLE IV

Representations and Warranties of Plum Creek

Plum Creek represents and warrants to Weyerhaeuser that the statements contained in this Article IV are true and correct, except (i) as set forth in the Plum Creek Reporting Documents publicly available and filed with or furnished to the SEC after January 1, 2014 and at least two Business Days prior to the date of this Agreement (the “Filed Plum Creek Reporting Documents”) (excluding (x) any exhibits to the Filed Plum Creek Reporting Documents and (y) any disclosures in the Filed Plum Creek Reporting Documents (A) in any risk factors section, (B) in the “Forward-Looking Statements” section and (C) in any other disclosures that are similarly predictive or forward-looking in nature) or (ii) as set forth in the disclosure letter delivered by Plum Creek to Weyerhaeuser prior to the execution and delivery by Plum Creek of this Agreement (the “Plum Creek Disclosure Letter”). The Plum Creek Disclosure Letter shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article IV, and the disclosure in any section shall be deemed to qualify other sections in this Article IV to the extent (and only to the extent) that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other sections.

SECTION 4.01. Organization, Standing and Power. (a) Each of Plum Creek and each of Plum Creek’s Subsidiaries (the “Plum Creek Subsidiaries”) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except, in the case of the Plum Creek Subsidiaries, where the failure to be so organized, existing or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Plum Creek Material Adverse Effect. Each of Plum Creek and each Plum Creek Subsidiary is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership, operation or leasing of its properties and assets makes such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Plum Creek Material Adverse Effect. Plum Creek has made available to Weyerhaeuser, prior to execution of this Agreement, true and complete copies of the restated certificate of incorporation of Plum Creek in effect as of the date of this Agreement (the “Plum Creek Charter”) and the amended and restated by-laws of Plum Creek in effect as of the date of this Agreement (the “Plum Creek By-laws”).

(b) Plum Creek has not exempted any “Person” from the “Ownership Limit”, as such terms are defined in the Plum Creek Charter.

SECTION 4.02. Plum Creek Subsidiaries. (a) All the outstanding shares of capital stock or voting securities of, or other equity interests in, each Plum Creek Subsidiary have been validly issued and are fully paid and nonassessable and are wholly owned by Plum Creek, by another Plum Creek Subsidiary or by Plum Creek and another Plum Creek Subsidiary, free and clear of all Liens, and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests), except for restrictions imposed by applicable securities Laws. Section 4.02(a) of the Plum Creek Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of the Plum Creek Subsidiaries, including a list of each Plum Creek Subsidiary that is a Qualified REIT Subsidiary or a Taxable REIT Subsidiary, together with (i) the jurisdiction of incorporation or organization, as the case may be, of each Plum Creek Subsidiary, (ii) the type of and percentage of interest held (including capital account balances for any entity treated as a partnership for income tax purposes from the most recently filed relevant Tax Return), directly or indirectly, by Plum Creek in each Plum Creek Subsidiary, (iii) the names of and the type of and percentage of interest held (including capital account balances for any entity treated as a partnership for income tax purposes from the most recently filed relevant Tax Return) by any Person other than Plum Creek or a Plum Creek Subsidiary in each Plum Creek Subsidiary and (iv) the classification for U.S. federal income tax purposes of each Plum Creek Subsidiary.

(b) Except for the capital stock and voting securities of, and other equity interests in, the Plum Creek Subsidiaries, neither Plum Creek nor any Plum Creek Subsidiary owns, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity other than ordinary course investments in publicly traded securities constituting one percent or less of a class of outstanding securities of any entity.

SECTION 4.03. Capital Structure. (a) The authorized capital stock of Plum Creek consists of 300,634,566 shares of Plum Creek Common Stock, 150,000,001 shares of excess stock, par value $0.01 per share (the “Plum Creek Excess Stock”), and 75,000,000 shares of preferred stock, par value $0.01 per share (the “Plum Creek Preferred Stock” and, together with the Plum Creek Common Stock and the Plum Creek Excess Stock, the “Plum Creek Capital Stock”). At the close of business on November 4, 2015, (i) 173,598,748 shares of Plum Creek Common Stock were issued and outstanding, none of which were subject to vesting or other forfeiture conditions or repurchase by Plum Creek, (ii) 30,777,790 shares of Plum Creek Common Stock were held in Plum Creek’s treasury, (iii) no shares of the Plum Creek Excess Stock were issued and outstanding, (iv) no shares of the Plum Creek Preferred Stock were issued and outstanding and (v) 5,828,780 shares of Plum Creek Common Stock were reserved and available for issuance pursuant to the Plum Creek Stock Plans, of which (A) 1,804,035 shares were issuable upon exercise of outstanding Plum Creek Stock Options, (B) 447,175 shares were issuable upon settlement of outstanding Plum Creek Restricted Stock Units, (C) 27,328 shares were issuable upon settlement of outstanding Plum Creek Deferred Stock Units and (D) 2,028,072 shares were issuable upon settlement of outstanding Plum Creek Value Management Awards (assuming for purposes of the calculations that the closing market price per share of Plum Creek Common Stock on such date is equal to the closing price per share of shares of Plum Creek Common Stock on the NYSE as of November 4, 2015 and applicable performance goals are achieved at the maximum level). Except as set forth in this Section 4.03(a), at the close of business on November 4, 2015, no shares of capital stock or voting securities of, or other equity interests in, Plum Creek were issued, reserved for issuance or outstanding. From the close of business on November 4, 2015, to the date of this Agreement, there have been no issuances by Plum Creek of shares of capital stock or voting securities of, or other equity interests in, Plum Creek, other than the issuance of Plum Creek Common Stock upon the exercise of Plum Creek Stock Options or upon the settlement of Plum Creek Restricted Stock Units, Plum Creek Deferred Stock Units or Plum Creek Value Management Awards, in each case outstanding at the close of business on November 4, 2015, and in accordance with their terms in effect at such time.

(b) All outstanding shares of Plum Creek Capital Stock are, and all shares of Plum Creek Capital Stock that may be issued upon the exercise of Plum Creek Stock Options or upon the settlement of Plum Creek Restricted Stock Units, Plum Creek Deferred Stock Units or Plum Creek Value Management Awards will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Plum Creek Charter, the Plum Creek By-laws or any Contract to which Plum Creek or any Plum Creek Subsidiary is a party or otherwise bound (including the Plum Creek Stock Plans). Except as set forth above in this Section 4.03, there are not issued, reserved for issuance or outstanding, and there are no outstanding obligations of Plum Creek or any Plum Creek Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, (x) any capital stock or voting securities of, or other equity interests in, Plum Creek or any Plum Creek Subsidiary or any securities of Plum Creek or any Plum Creek Subsidiary convertible into or exchangeable or exercisable for any capital stock or voting securities of, or other equity interests in, Plum Creek or any Plum Creek Subsidiary, (y) any warrants, calls, options or other rights to acquire from Plum Creek or any Plum Creek Subsidiary, or any other obligation of Plum Creek or any Plum Creek Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, Plum Creek or any Plum Creek Subsidiary or (z) any rights issued by or other obligations of Plum Creek or any Plum Creek Subsidiary that are linked in any way to the price of any capital stock or voting securities of, or other equity interests in, Plum Creek or any Plum Creek Subsidiary, the value of Plum Creek, any Plum Creek Subsidiary or any part of Plum Creek or any Plum Creek Subsidiary or any dividends or other distributions declared or paid on any capital stock or voting securities of, or other equity interests in, Plum Creek or any Plum Creek Subsidiary. Except pursuant to the Plum Creek Stock Plans, there are not any outstanding obligations of Plum Creek or any Plum Creek Subsidiary to repurchase, redeem or otherwise acquire any capital stock or voting securities of, or other equity interests in, Plum Creek or any Plum Creek Subsidiary or any securities, interests, warrants, calls, options or other rights referred to in clause (x), (y) or (z) of the immediately preceding sentence. There are no debentures, bonds, notes or other Indebtedness of Plum Creek having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Plum Creek may vote (collectively, “Plum Creek Voting Debt”). Neither Plum Creek nor any Plum Creek Subsidiary is a party to any voting agreement with respect to the voting of any capital stock or voting securities of, or other equity interests in, Plum Creek. Except for this Agreement, neither Plum Creek nor any Plum Creek Subsidiary is a party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of Plum Creek or any Plum Creek Subsidiary. All Plum Creek Stock Options, Plum Creek Restricted Stock Units, Plum Creek Deferred Stock Units and Plum Creek Value Management Awards outstanding as of the date of this Agreement may, pursuant to their terms, be treated in accordance with Section 6.04.

(c) Section 4.03(c) of the Plum Creek Disclosure Letter sets forth a true and complete list of all Plum Creek Stock Options, Plum Creek Restricted Stock Units and Plum Creek Value Management Awards outstanding as of October 24, 2015, setting forth the holder’s participation identification number, the number of shares subject to each award (or, in the case of Plum Creek Value Management Awards, the target unit value thereof), the grant date and vesting schedule with respect to each award and the exercise price with respect to each Plum Creek Stock Option. No Plum Creek Stock Options, Plum Creek Restricted Stock Units or Plum Creek Value Management Awards have been granted since October 24, 2015 through the date of this Agreement.

SECTION 4.04. Authority; Execution and Delivery; Enforceability. (a) Plum Creek has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement, subject, in the case of the Merger, to the receipt of the Plum Creek Stockholder Approval. The Board of Directors of Plum Creek (the “Plum Creek Board”) has adopted resolutions, by unanimous vote at a meeting duly called at which a quorum of directors of Plum Creek was present, (i) approving this Agreement, (ii) determining that entering into this Agreement is in the best interests of Plum Creek and its stockholders, (iii) declaring this Agreement advisable, (iv) recommending that Plum Creek’s stockholders adopt this Agreement and directing that this Agreement be submitted to Plum Creek’s stockholders for adoption at a duly held meeting of such stockholders for such purpose (the “Plum Creek Stockholders Meeting”) (clauses (i), (ii), (iii) and (iv) being referred to as the “Plum Creek Recommendation”) and (v) amending the Plum Creek By-Laws to include the provision set forth in Exhibit B. Such resolutions have not been amended or withdrawn as of the date of this Agreement. Except for the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Plum Creek Common Stock entitled to vote at the Plum Creek Stockholders Meeting (the “Plum Creek Stockholder Approval”), no other corporate proceedings on the part of Plum Creek are necessary to authorize, adopt or approve this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement (except for the filing of the appropriate merger documents as required by the DGCL and the WBCA). Plum Creek has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Weyerhaeuser, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity.

(b) The Plum Creek Board has adopted such resolutions as are necessary to render inapplicable to this Agreement, the Merger and the other transactions contemplated by this Agreement the restrictions on “business combinations” (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL. No “fair price”, “moratorium”, “control share acquisition” or other similar antitakeover statute or similar statute or regulation applies with respect to this Agreement, the Merger or any of the other transactions contemplated by this Agreement in respect of Plum Creek.

SECTION 4.05. No Conflicts; Consents. (a) The execution and delivery by Plum Creek of this Agreement does not, and the performance by Plum Creek of its obligations hereunder and the consummation of the Merger and the other transactions contemplated by this Agreement will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock, voting securities or other equity interests or any loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Plum Creek or any Plum Creek Subsidiary under, any provision of (i) the Plum Creek Charter, the Plum Creek By-laws or the comparable organizational documents of any Plum Creek Subsidiary that is a “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X under the Exchange Act (assuming that the Plum Creek Stockholder Approval is obtained), (ii) any Contract to which Plum Creek or any Plum Creek Subsidiary is a party or by which any of their respective properties or assets is bound or any Plum Creek Permit or (iii) subject to the filings and other matters referred to in Section 4.05(b), any Judgment or Law, in each case applicable to Plum Creek or any Plum Creek Subsidiary or their respective properties or assets (assuming that the Plum Creek Stockholder Approval is obtained), other than, in the case of clauses (ii) and (iii) above, any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Plum Creek Material Adverse Effect (it being agreed that for purposes of this Section 4.05(a), effects resulting from or arising in connection with the matters set forth in clause (iv) of the definition of the term “Material Adverse Effect” shall not be excluded in determining whether a Plum Creek Material Adverse Effect has occurred or would reasonably be expected to occur) and would not prevent or materially impede, interfere with, hinder or delay the consummation of the Merger.

(b) No Consent of or from, or registration, declaration, notice or filing made to or with, any Governmental Entity is required to be obtained or made by or with respect to Plum Creek or any Plum Creek Subsidiary in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Merger and the other transactions contemplated by this Agreement, other than (i) (A) the filing with the SEC of the Joint Proxy Statement in definitive form, (B) the filing with the SEC, and the declaration of effectiveness under the Securities Act, of the Form S-4 and (C) the filing with the SEC of such reports and other filings under, and such other compliance with, the Exchange Act and the Securities Act, as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement, (ii) Consents, registrations, declarations, notices or filings set forth in Section 3.05(b) of the Weyerhaeuser Disclosure Letter, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, the Articles of Merger with the Secretary of State of the State of Washington and appropriate documents with the relevant authorities of the other jurisdictions in which Weyerhaeuser and Plum Creek are qualified to do business, (iv) such Consents, registrations, declarations, notices or filings as are required to be made or obtained under the securities or “blue sky” Laws of various states in connection with the issuance of the Merger Consideration, (v) such Consents of or from, or registrations, declarations, notices or filings to or with the NYSE as are required to permit the consummation of the Merger and the listing of the Weyerhaeuser Common Shares to be issued as Merger Consideration and (vi) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Plum Creek Material Adverse Effect (it being agreed that for purposes of this Section 4.05(b), effects resulting from or arising in connection with the matters set forth in clause (iv) of the definition of the term “Material Adverse Effect” shall not be excluded in determining whether a Plum Creek Material Adverse Effect has occurred or would reasonably be expected to occur) and would not prevent or materially impede, interfere with, hinder or delay the consummation of the Merger.

SECTION 4.06. Reporting Documents; Undisclosed Liabilities. (a) Plum Creek has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by Plum Creek with the SEC since January 1, 2013 (such documents, excluding the Joint Proxy Statement and the Form S-4, being collectively referred to as the “Plum Creek Reporting Documents”).

(b) Each Plum Creek Reporting Document (i) at the time filed, complied in all material respects with the requirements of SOX, the Exchange Act and the Securities Act, as applicable to such Plum Creek Reporting Document and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements of Plum Creek included in the Plum Creek Reporting Documents complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP (except, as indicated in the notes thereto, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of Plum Creek and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(c) Neither Plum Creek nor any Plum Creek Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that, individually or in the aggregate, have had or would reasonably be expected to have a Plum Creek Material Adverse Effect.

(d) Each of the principal executive officer of Plum Creek and the principal financial officer of Plum Creek (or each former principal executive officer of Plum Creek and each former principal financial officer of Plum Creek) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Plum Creek Reporting Documents, and the statements contained in such certifications are true and correct. Neither Plum Creek nor any Plum Creek Subsidiary has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(e) Plum Creek maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Plum Creek’s properties or assets.

(f) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) utilized by Plum Creek are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Plum Creek in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of Plum Creek, as appropriate, to allow timely decisions regarding required disclosure and to enable the principal executive officer and principal financial officer of Plum Creek to make the certifications required under the Exchange Act with respect to such reports.

(g) Since January 1, 2014, none of Plum Creek, Plum Creek’s independent accountants, the Plum Creek Board or the audit committee of the Plum Creek Board has received any oral or written notification of any (i) “significant deficiency” in the internal controls over financial reporting of Plum Creek, (ii) “material weakness” in the internal controls over financial reporting of Plum Creek or (iii) fraud, whether or not material, that involves management or other employees of Plum Creek who have a significant role in the internal controls over financial reporting of Plum Creek.

SECTION 4.07. Information Supplied. None of the information supplied or to be supplied by Plum Creek for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the Joint Proxy Statement will, at the date it is first mailed to each of Weyerhaeuser’s shareholders and Plum Creek’s stockholders or at the time of each of the Weyerhaeuser Shareholders Meeting and the Plum Creek Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by Plum Creek with respect to statements made or incorporated by reference therein based on information supplied by Weyerhaeuser for inclusion or incorporation by reference therein.

SECTION 4.08. Absence of Certain Changes or Events. From January 1, 2015 to the date of this Agreement, each of Plum Creek and each Plum Creek Subsidiary has conducted its respective business in the ordinary course in all material respects, and during such period there has not occurred:

(a) any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Plum Creek Material Adverse Effect;

(b) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any capital stock or voting securities of, or other equity interests in, Plum Creek or the capital stock or voting securities of, or other equity interests in, any Plum Creek Subsidiary (other than (x) regular quarterly cash dividends in an amount not exceeding $0.44 per share of Plum Creek Common Stock and (y) dividends or other distributions by a direct or indirect wholly owned Plum Creek Subsidiary to its direct shareholders or other equity holders) or any repurchase for value by Plum Creek of any capital stock or voting securities of, or other equity interests in, Plum Creek or the capital stock or voting securities of, or other equity interests in, any Plum Creek Subsidiary;

(c) any split, reverse split, combination, consolidation, subdivision or reclassification of any capital stock or voting securities of, or other equity interests in, Plum Creek, securities convertible into or exercisable or exchangeable for capital stock or voting securities of, or other equity interests in, Plum Creek or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock or voting securities of, or other equity interests in, Plum Creek;

(d) any incurrence of material Indebtedness for borrowed money or any guarantee of such Indebtedness for another Person (other than Plum Creek or a wholly owned Plum Creek Subsidiary), or any issue or sale of debt securities, warrants or other rights to acquire any debt security of Plum Creek or any Plum Creek Subsidiary other than draws on existing revolving credit facilities in the ordinary course of business;

(e) (i) any direct or indirect sale, lease, license, mortgage, pledge, sale and leaseback or other encumbrance or other disposal of any of Plum Creek’s or any Plum Creek Subsidiary’s property or assets or any interests therein (other than the sale of inventory in the ordinary course of business consistent with past practice) with, individually or in the aggregate, a fair market value in excess of $100,000,000 or (ii) any acquisitions of businesses (whether by means of merger, share exchange, consolidation, tender offer, asset purchase or otherwise), for a purchase price in excess of $100,000,000;

(f) any change in financial accounting methods, principles or practices by Plum Creek or any Plum Creek Subsidiary, except insofar as may have been required by a change in GAAP or Law; or

(g) any material elections or changes thereto with respect to Taxes by Plum Creek or any Plum Creek Subsidiary or any settlement or compromise by Plum Creek or any Plum Creek Subsidiary of any material Tax liability or refund, in each case other than in the ordinary course of business.

SECTION 4.09. Taxes. (a) (i) Each of Plum Creek and each Plum Creek Subsidiary has timely filed, taking into account any extensions, all material Tax Returns required to have been filed and such Tax Returns are accurate and complete in all material respects; (ii) each of Plum Creek and each Plum Creek Subsidiary has paid all material Taxes required to have been paid other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings; and (iii) no deficiency for any material Tax has been asserted or assessed by a taxing authority against Plum Creek or any Plum Creek Subsidiary which deficiency has not been paid or is not being contested in good faith in appropriate proceedings.

(b) No material Tax Return of Plum Creek or any Plum Creek Subsidiary is under audit or examination by any taxing authority, and no written (or, to the Knowledge of Plum Creek, oral) notice of such an audit or examination has been received by Plum Creek or any Plum Creek Subsidiary. No deficiencies for any material Taxes have been proposed, asserted or assessed against Plum Creek or any Plum Creek Subsidiary, and no requests for waivers of the time to assess any such Taxes are pending or have been granted. No other procedure, proceeding or contest of any refund or deficiency in respect of material Taxes is pending in or on appeal from any Governmental Entity.

(c) Other than for Taxes not yet due and delinquent or that are being contested in good faith in appropriate proceedings, there are no Liens with respect to material Taxes against any of the properties or assets of Plum Creek or any Plum Creek Subsidiary. No written or, to the Knowledge of Plum Creek, other claim has been received by Plum Creek or any Plum Creek Subsidiary from an authority in a jurisdiction where such corporation does not file Tax Returns that it is or may be subject to material taxation by such jurisdiction. Neither Plum Creek nor any Plum Creek Subsidiary is a party to or is otherwise bound by any material Tax sharing, allocation or indemnification Contract (other than such a Contract exclusively between or among Plum Creek and wholly owned Plum Creek Subsidiaries).

(d) Neither Plum Creek nor any Plum Creek Subsidiary has participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” within the meaning of Section 6011 of the Code and applicable Treasury Regulations thereunder (or a similar provision of state or foreign Law).

(e) Plum Creek (i) for all taxable years commencing with its taxable year ended December 31, 1999 through December 31, 2014, has been subject to taxation as a REIT and has satisfied all requirements to qualify as a REIT for such years, (ii) has operated from January 1, 2015 to the date of this Agreement in a manner consistent with the requirements for qualification and taxation as a REIT, (iii) intends to continue to operate in such a manner so as to qualify as a REIT for the taxable year that includes the Closing Date and (iv) has not taken or omitted to take any action that would reasonably be expected to result in a challenge by the IRS or any other Governmental Entity to its status as a REIT, and no such challenge is pending or, to the Knowledge of Plum Creek, threatened.

(f) Each Plum Creek Subsidiary has been, since the later of its acquisition or formation, and continues to be treated for federal and state Tax purposes as, (i) a partnership or a disregarded entity and not as a corporation or an association or publicly traded partnership taxable as a corporation, (ii) a Qualified REIT Subsidiary, (iii) a Taxable REIT Subsidiary or (iv) a REIT.

SECTION 4.10. Employee Benefits. (a) Section 4.10(a) of the Plum Creek Disclosure Letter sets forth a true and complete list of each material Plum Creek Benefit Plan and each material Plum Creek Benefit Agreement.

(b) With respect to each material Plum Creek Benefit Plan and material Plum Creek Benefit Agreement, Plum Creek has made available to Weyerhaeuser true and complete copies, to the extent applicable, of (i) such Plum Creek Benefit Plan or Plum Creek Benefit Agreement, including any material amendment thereto, and a summary plan description thereof, (ii) each trust, insurance, annuity or other funding Contract related thereto, (iii) the most recent audited financial statements and actuarial or other valuation reports prepared with respect thereto, (iv) the two most recent annual reports on Form 5500 required to be filed with the IRS with respect thereto and the two most recent annual information returns required to be filed with any Governmental Entity and (v) the most recently received IRS determination letter.

(c) Each Plum Creek Benefit Plan and Plum Creek Benefit Agreement (and any related trust or other funding vehicle) has been administered in accordance with its terms and is in compliance with ERISA, the Code and all other applicable Laws, other than instances of non-compliance that, individually or in the aggregate, have not had and would not reasonably be expected to have a Plum Creek Material Adverse Effect. Each Plum Creek Benefit Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS, and there are no circumstances or any events that have occurred that would reasonably be expected to cause the loss of such qualification status of any such Plum Creek Benefit Plan, except where such loss of qualification status would not, individually or in the aggregate, reasonably be expected to have a Plum Creek Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Plum Creek Material Adverse Effect, there are no pending or, to the Knowledge of Plum Creek, threatened claims by, on behalf of or against any Plum Creek Benefit Plan or any trust related thereto that could result in any liability to Plum Creek or any of the Plum Creek Subsidiaries, and no audit or other proceeding by a Governmental Entity is pending or, to the Knowledge of Plum Creek, threatened with respect to any Plum Creek Benefit Plan.

(d) With respect to each Plum Creek Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Plum Creek Material Adverse Effect, (i) no such Plum Creek Benefit Plan is currently in “at risk status” within the meaning of Section 430(i) of the Code or Section 303(i) of ERISA; (ii) neither Plum Creek nor any Commonly Controlled Entity has engaged in any transaction described in Section 4069, 4204(a) or 4212(c) of ERISA; (iii) no liability (other than for premiums to the Pension Benefit Guaranty Corporation) under Title IV of ERISA has been or is expected to be incurred by Plum Creek or any of the Plum Creek Subsidiaries and (iv) all contributions required to be made with respect thereto (whether pursuant to the terms of such Plum Creek Benefit Plan or by applicable Law) have been made.

(e) None of Plum Creek and its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, maintained, established, contributed to or been obligated to contribute to any Multiemployer Plan or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA, and none of Plum Creek and its Subsidiaries nor any of their Commonly Controlled Entities has incurred any liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

(f) Section 4.10(f) of the Plum Creek Disclosure Letter sets forth each Plum Creek Benefit Plan and Plum Creek Benefit Agreement that provides health, medical or life insurance or other welfare benefits (whether or not insured) with respect to any Plum Creek Personnel (or any of their beneficiaries) of Plum Creek or any of the Plum Creek Subsidiaries after retirement or other termination of employment, other than coverage or benefits (i) required to be provided under Part 6 of Title I of ERISA, Section 4980(B)(f) of the Code or any other applicable Law or (ii) the full cost of which is borne by such Plum Creek Personnel (or any of their beneficiaries).

(g) None of the execution and delivery of this Agreement, the performance by either party of its obligations hereunder or the consummation of the Merger and the other transactions contemplated by this Agreement (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) will (i) entitle any Plum Creek Personnel to any material compensation or benefit, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any material compensation or benefit or trigger any other material obligation under any Plum Creek Benefit Plan or Plum Creek Benefit Agreement, (iii) result in any breach or violation of, or default under, or limit Plum Creek’s right to extend, renew, replace, amend, modify or terminate, any Plum Creek Benefit Plan or Plum Creek Benefit Agreement or (iv) result in any payment (whether in cash or property or the vesting of property) that could, individually or in combination with any other such payment, subject any Person to Section 4999 of the Code or result in the non-deductibility of any payment under Section 280G of the Code. No Plum Creek Benefit Plan or Plum Creek Benefit Agreement provides for the gross-up or reimbursement of Taxes under Section 4999 of the Code, Section 409A of the Code or otherwise.

SECTION 4.11. Labor and Employment Matters. (a) As of the date of this Agreement, neither Plum Creek nor any Plum Creek Subsidiary is a party to or bound by any Collective Bargaining Agreements with respect to any Plum Creek Personnel. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Plum Creek Material Adverse Effect, (i) there is no pending or, to the Knowledge of Plum Creek, threatened strike, lockout, slowdown or work stoppage by or with respect to any Plum Creek Personnel and (ii) to the Knowledge of Plum Creek, there are no activities or proceedings of any labor organization to organize any employees of Plum Creek or any Plum Creek Subsidiary and no demand for recognition as the exclusive bargaining representative of any employees has been made by or on behalf of any labor or similar organization.

(b) Except for instances of noncompliance that, individually or in the aggregate, have not had and would not reasonably be expected to have a Plum Creek Material Adverse Effect, Plum Creek and the Plum

Creek Subsidiaries are in compliance with all applicable Laws relating to labor and employment, including those relating to labor management relations, wages, hours, overtime, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health and continuation coverage under group health plans.

SECTION 4.12. Litigation. There is no suit, action or other proceeding pending or, to the Knowledge of Plum Creek, threatened against or affecting Plum Creek or any Plum Creek Subsidiary that, individually or in the aggregate, has had or would reasonably be expected to have a Plum Creek Material Adverse Effect, nor is there any Judgment outstanding against or, to the Knowledge of Plum Creek, demand or investigation by any Governmental Entity involving Plum Creek or any Plum Creek Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Plum Creek Material Adverse Effect.

SECTION 4.13. Compliance with Applicable Laws. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Plum Creek Material Adverse Effect, Plum Creek and the Plum Creek Subsidiaries are in compliance with all applicable Laws and the Plum Creek Permits. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Plum Creek Material Adverse Effect, there is no demand or investigation by or before any Governmental Entity pending or, to the Knowledge of Plum Creek, threatened alleging that Plum Creek or any Plum Creek Subsidiary is not in compliance with any applicable Law or Plum Creek Permit or which challenges or questions the validity of any rights of the holder of any Plum Creek Permit. To the Knowledge of Plum Creek, no noncompliance with any applicable Law or Plum Creek Permit exists, except for any noncompliance that, individually or in the aggregate, has not had and would not reasonably be expected to have a Plum Creek Material Adverse Effect. This Section 4.13 does not relate to Tax matters, employee benefits matters, labor and employment matters, environmental matters or Intellectual Property matters, which are the subjects of Sections 4.09, 4.10, 4.11, 4.14 and 4.17, respectively.

SECTION 4.14. Environmental Matters. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Plum Creek Material Adverse Effect, (a) each of Plum Creek and each Plum Creek Subsidiary is in compliance with all Environmental Laws, and neither Plum Creek nor any Plum Creek Subsidiary has received any written communication alleging that Plum Creek or any Plum Creek Subsidiary is in violation of, or has any liability under, any Environmental Law; (b) each of Plum Creek and each Plum Creek Subsidiary possesses and is in compliance with all Environmental Permits required for the conduct of its respective operations and all such Environmental Permits are valid and in good standing; (c) there are no Environmental Claims pending or, to the Knowledge of Plum Creek, threatened against or affecting Plum Creek or any Plum Creek Subsidiary; (d) there has been no Release of or exposure to any Hazardous Material that would reasonably be expected to form the basis of any Environmental Claim against Plum Creek or any Plum Creek Subsidiary; and (e) neither Plum Creek nor any Plum Creek Subsidiary has retained or assumed, either contractually or by operation of Law, any liabilities or obligations that would reasonably be expected to form the basis of any Environmental Claim against Plum Creek or any Plum Creek Subsidiary.

SECTION 4.15. Contracts. (a) As of the date of this Agreement, neither Plum Creek nor any Plum Creek Subsidiary is a party to any Contract required to be filed by Plum Creek as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (a “Filed Plum Creek Contract”) that has not been so filed.

(b) Except with respect to Contracts solely among Plum Creek and any wholly owned Plum Creek Subsidiary or wholly owned Plum Creek Subsidiaries, or solely among any wholly owned Plum Creek Subsidiaries, Section 4.15(b) of the Plum Creek Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of:

(i) each non-competition Contract or other Contract containing terms that expressly (A) limit or otherwise restrict Plum Creek or any Plum Creek Subsidiary or (B) would, after the Effective Time, limit or otherwise restrict the Combined Company from, in the case of either (A) or (B), engaging or competing in any line of business or in any geographic area, in a manner that would be reasonably likely to be material, in the case of (A), to Plum Creek and the Plum Creek Subsidiaries, taken as a whole, or in the case of (B), to the Combined Company, taken as a whole;

(ii) each loan and credit agreement or other Contract pursuant to which any Indebtedness in excess of $25,000,000 of Plum Creek or any Plum Creek Subsidiary is outstanding or may be incurred, other than any such Contract between or among Plum Creek and the wholly owned Plum Creek Subsidiaries;

(iii) each partnership, joint venture or similar agreement or Contract to which Plum Creek or any Plum Creek Subsidiary is a party relating to the formation, creation, operation, management or control of any partnership or joint venture, in each case material to Plum Creek and the Plum Creek Subsidiaries, taken as a whole;

(iv) each Contract to which Plum Creek or any Plum Creek Subsidiary is a party involving the future disposition or acquisition of assets or properties with a fair market value in excess of $100,000,000;

(v) each Contract to which Plum Creek or any Plum Creek Subsidiary is a party for the purchase or sale of logs, chips, timber or third-party timber cutting rights having a value in excess of $100,000,000;

(vi) each Contract to which Plum Creek or any Plum Creek Subsidiary is a party for the purchase, sale, option or leasing of minerals or mineral rights having a value in excess of $50,000,000;

(vii) each Contract with any supplier or vendor under which Plum Creek or any Plum Creek Subsidiary is obligated to purchase goods or services involving consideration in excess of $50,000,000 (except with respect to purchase of items of inventory in the ordinary course of business consistent with past practice) or that is not terminable upon notice of 90 days or less;

(viii) each Contract with any customer of Plum Creek or any Plum Creek Subsidiary under which Plum Creek or any Plum Creek Subsidiary is obligated to sell products for a period of more than three years after the date of this Agreement involving consideration in excess of $50,000,000 that is not terminable without penalty to Plum Creek and any Plum Creek Subsidiary; and

(ix) each Contract to which Plum Creek or any Plum Creek Subsidiary is a party with obligations of Plum Creek or any Plum Creek Subsidiary with respect to output from a specified geography or territory, other than Contracts under which the total aggregate output is and will after the Effective Time be less than $50,000,000.

Each Contract of the type described in this Section 4.15(b) and each Filed Plum Creek Contract is referred to herein as a “Plum Creek Material Contract”.

(c) Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Plum Creek Material Adverse Effect, (i) each Plum Creek Material Contract (including, for purposes of this Section 4.15(c), any Contract entered into after the date of this Agreement that would have been a Plum Creek Material Contract if such Contract existed on the date of this Agreement) is a valid, binding and legally enforceable obligation of Plum Creek or one of the Plum Creek Subsidiaries, as the case may be, and, to the Knowledge of Plum Creek, of the other parties thereto, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity, (ii) each such Plum Creek Material Contract is in full force and effect and (iii) neither Plum Creek nor any Plum Creek Subsidiary is (with or without notice or lapse of time, or both) in breach or default under any such Plum Creek Material Contract and, to the Knowledge of Plum Creek, no other party to any such Plum Creek Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder.

SECTION 4.16. Properties. (a) Except in respects that, individually or in the aggregate, have not had and would not reasonably be expected to have a Plum Creek Material Adverse Effect, Plum Creek or a Plum Creek Subsidiary has good and valid title to, and marketable and insurable fee simple interest in or a valid leasehold interest in, each of the real properties reflected as an asset on the most recent balance sheet of Plum Creek included in the Plum Creek Reporting Documents (each, a “Plum Creek Property”), in each case free and clear of all conditions, encroachments, easements, rights of way, restrictions and Liens, except for conditions, encroachments, easements, rights of way, restrictions or Liens which do not, individually or in the aggregate, materially impair and would not reasonably be expected to materially impair the continued use and operation of the real properties to which they relate in the conduct of Plum Creek and each Plum Creek Subsidiary as presently conducted. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Plum Creek Material Adverse Effect, neither Plum Creek nor any Plum Creek Subsidiary has received notice to the effect that there are any condemnation, expropriation or other proceedings that are pending or, to the Knowledge of Plum Creek, threatened with respect to any material portion of any of the Plum Creek Properties. Except for the owners of the properties in which Plum Creek or a Plum Creek Subsidiary has a leasehold interest and except as, individually or in the aggregate, have not had and would not reasonably be expected to have a Plum Creek Material Adverse Effect, no Person other than Plum Creek or a Plum Creek Subsidiary has any ownership interest in any of the Plum Creek Properties, except to the extent that such interest would not be reasonably expected to adversely impact Plum Creek’s or the Plum Creek Subsidiary’s continued use of the applicable Plum Creek Property consistent with its operation as of the date of this Agreement.

(b) Except in respects that, individually or in the aggregate, have not had and would not reasonably be expected to have a Plum Creek Material Adverse Effect, (i) neither Plum Creek nor any Plum Creek Subsidiary has leased or otherwise granted to any Person the right to use or occupy any Plum Creek Property or any portion thereof, (ii) there are no outstanding options, rights of first offer or rights of first refusal to purchase any Plum Creek Property or any portion thereof or interest therein, (iii) there are no boundary disputes relating to any Plum Creek Property and no encroachments materially and adversely affecting the use of any Plum Creek Property and (iv) with respect to each Plum Creek Property, all material buildings, structures, fixtures and improvements are in all respects adequate and sufficient and in satisfactory condition to support the operations of Plum Creek and each Plum Creek Subsidiary as presently conducted.

(c) Except in respects that, individually or in the aggregate, have not had and would not reasonably be expected to have a Plum Creek Material Adverse Effect, (i) policies of title insurance or updates or endorsements have been issued, insuring Plum Creek’s or the applicable Plum Creek Subsidiary’s fee simple title to each of the Plum Creek Properties that is a manufacturing or similar facility owned by Plum Creek or a Plum Creek Subsidiary, in amounts at least equal to the purchase price paid for ownership of such Plum Creek Property or such entity that owned such Plum Creek Property at the time of the issuance of each such policy, (ii) there has not been any claim made against any such policy that has not been resolved and (iii) there is no suit, action or other proceeding pending or, to the Knowledge of Plum Creek, threatened against or affecting Plum Creek or any Plum Creek Subsidiary challenging Plum Creek’s or the applicable Plum Creek Subsidiary’s fee simple title to each of the Plum Creek Properties owned by Plum Creek or a Plum Creek Subsidiary.

(d) Each of Plum Creek and each Plum Creek Subsidiary has complied with the terms of all leases pursuant to which Plum Creek or a Plum Creek Subsidiary has a leasehold interest in the Plum Creek Properties, and all such leases are in full force and effect, except for such noncompliance or failure to be in full force and effect that, individually or in the aggregate, has not had and would not reasonably be expected to have a Plum Creek Material Adverse Effect.

(e) Except in respects that, individually or in the aggregate, have not had and would not reasonably be expected to have a Plum Creek Material Adverse Effect, neither Plum Creek nor any Plum Creek Subsidiary has taken any action which would disqualify portions of any Plum Creek Property now assessed for ad valorem Taxes on the basis of farm, forest or open space for continued assessment as farm, forest or open space lands.

SECTION 4.17. Intellectual Property. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Plum Creek Material Adverse Effect, (i) each of Plum Creek and each Plum Creek Subsidiary owns, or is validly licensed or otherwise has the right to use, all Intellectual Property used in or necessary for the conduct of its business as currently conducted, (ii) no suits, actions or other proceedings are pending or, to the Knowledge of Plum Creek, threatened that Plum Creek or any Plum Creek Subsidiary is infringing, misappropriating or otherwise violating the rights of any Person with respect to any Intellectual Property and (iii) to the Knowledge of Plum Creek, no Person is infringing, misappropriating or otherwise violating the rights of Plum Creek or any Plum Creek Subsidiary with respect to any Intellectual Property owned by Plum Creek or any Plum Creek Subsidiary.

SECTION 4.18. Permits. Each of Plum Creek and each Plum Creek Subsidiary has all requisite power and authority and possesses all Permits necessary to enable each of Plum Creek and each Plum Creek Subsidiary to own, lease or otherwise hold its properties and assets and to conduct its business as presently conducted (collectively, the “Plum Creek Permits”), except where the failure to have such power or authority or to possess the Plum Creek Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Plum Creek Material Adverse Effect.

SECTION 4.19. Insurance. Except as would not, individually or in the aggregate, have a Plum Creek Material Adverse Effect, (i) all insurance policies of Plum Creek and the Plum Creek Subsidiaries are in full force and effect and (ii) all premiums due thereon have been paid.

SECTION 4.20. Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, the fees and expenses of which will be paid by Plum Creek, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Plum Creek or any Plum Creek Subsidiary. The estimated aggregate amount of such fees and expenses has been disclosed to Weyerhaeuser prior to the date of this Agreement.

SECTION 4.21. Opinion of Financial Advisor. The Plum Creek Board has received an opinion from Goldman, Sachs & Co. to the effect that, as of the date of such opinion, subject to the qualifications, assumptions and limitations set forth therein, the Exchange Ratio is fair from a financial point of view to holders of Plum Creek Common Stock (other than Weyerhaeuser and its affiliates). A signed copy of the written opinion of Goldman, Sachs & Co. rendered to the Plum Creek Board will be delivered to Weyerhaeuser, solely for informational purposes, promptly following receipt thereof by Plum Creek.

SECTION 4.22. Investment Company Act. Neither Plum Creek nor any Plum Creek Subsidiary is required to be registered as an investment company under the Investment Company Act.

SECTION 4.23. Affiliate Transactions. Except for (i) Contracts filed or incorporated by reference as an exhibit to the Filed Plum Creek Reporting Documents and (ii) the Plum Creek Benefits Plans, Section 4.23 of the Plum Creek Disclosure Letter sets forth a true and complete list of the Contracts or understandings that are in existence as of the date of this Agreement between, on the one hand, Plum Creek or any Plum Creek Subsidiary and, on the other hand, any (x) present executive officer or director of Plum Creek or any Plum Creek Subsidiary or any person that has served as an executive officer or director of Plum Creek or any Plum Creek Subsidiary within the last five years or any of such officer’s or director’s immediate family members, (y) record or beneficial owner of more than 5% of the shares of Plum Creek Common Stock as of the date of this Agreement or (z) to the Knowledge of Plum Creek, any affiliate of any such officer, director or owner (other than Plum Creek or any Plum Creek Subsidiary).

ARTICLE V

Covenants Relating to Conduct of Business

SECTION 5.01. Conduct of Business. (a) Conduct of Business by Weyerhaeuser. Except for matters set forth in Section 5.01(a) of the Weyerhaeuser Disclosure Letter or otherwise expressly permitted or expressly contemplated by this Agreement or with the prior written consent of Plum Creek (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, Weyerhaeuser shall, and shall cause each Weyerhaeuser Subsidiary to, (i) conduct its business in the ordinary course in all material respects and (ii) use reasonable best efforts to preserve intact its business organization and advantageous business relationships and maintain the status of Weyerhaeuser as a REIT. In addition, and without limiting the generality of the foregoing, except for matters set forth in Section 5.01(a) of the Weyerhaeuser Disclosure Letter or otherwise expressly permitted or expressly contemplated by this Agreement or with the prior written consent of Plum Creek (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, Weyerhaeuser shall not, and shall not permit any Weyerhaeuser Subsidiary to, do any of the following:

(i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof, and including any dividend or other distribution for the purpose of distributing earnings so as to maintain qualification as a REIT or to cure any issue of qualification as a REIT) in respect of, any of its capital stock, voting securities or other equity interests, other than (w) regular quarterly cash dividends payable by Weyerhaeuser in respect of Weyerhaeuser Common Shares not exceeding $0.31 per Weyerhaeuser Common Share with usual declaration, record and payment dates and in accordance with Weyerhaeuser’s current dividend policy, (x) regular quarterly cash dividends payable by Weyerhaeuser in respect of shares of the Weyerhaeuser 6.375% Mandatory Convertible Preference Shares, (y) dividends as described in Section 301(c)(1) of the Code by a direct or indirect wholly owned Weyerhaeuser Subsidiary to its parent and (z) as expressly permitted by Section 6.15(b), (B) split, reverse split, combine, consolidate, subdivide or reclassify any of its capital stock, voting securities or other equity interests, or securities convertible into or exchangeable or exercisable for any capital stock, voting securities or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, voting securities or other equity interests, other than as permitted by Section 5.01(a)(ii), or (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or other equity interests in, Weyerhaeuser or any Weyerhaeuser Subsidiary or any securities of Weyerhaeuser or any Weyerhaeuser Subsidiary convertible into or exchangeable or exercisable for any capital stock or voting securities of, or other equity interests in, Weyerhaeuser or any Weyerhaeuser Subsidiary, or any warrants, calls, options or other rights to acquire any such capital stock, voting securities or other equity interests, other than (1) the acquisition by Weyerhaeuser of Weyerhaeuser Common Shares in connection with the surrender of Weyerhaeuser Common Shares by holders of Weyerhaeuser Stock Options in order to pay the exercise price thereof, (2) the withholding of Weyerhaeuser Common Shares to satisfy tax obligations with respect to awards granted pursuant to the Weyerhaeuser Stock Plans, (3) the acquisition by Weyerhaeuser of awards granted pursuant to the Weyerhaeuser Stock Plans in connection with the forfeiture of such awards and (4) the acquisition by the trustee of any employee benefit plan maintained by Weyerhaeuser or any Weyerhaeuser Subsidiary that is intended to qualify under Section 401(k) of the Code (the “Weyerhaeuser 401(k) Plan”) of Weyerhaeuser Common Shares in order to satisfy participant elections under the Weyerhaeuser 401(k) Plan;

(ii) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (A) any shares of capital stock of Weyerhaeuser or a Weyerhaeuser Subsidiary (other than, in the case of a wholly owned

Weyerhaeuser Subsidiary, to Weyerhaeuser or another wholly owned Weyerhaeuser Subsidiary), (B) any other voting securities of or other equity interests in Weyerhaeuser or any Weyerhaeuser Subsidiary, (C) any securities convertible into or exchangeable or exercisable for any capital stock or voting securities of, or other equity interests in, Weyerhaeuser or any Weyerhaeuser Subsidiary, (D) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, Weyerhaeuser or any Weyerhaeuser Subsidiary or (E) any Weyerhaeuser Voting Debt, in each case other than (1) the issuance of Weyerhaeuser Common Shares upon the exercise of Weyerhaeuser Stock Options or upon the settlement of Weyerhaeuser Restricted Stock Units or Weyerhaeuser Performance Share Units, in each case outstanding on the date of this Agreement and in accordance with their terms on the date of this Agreement or issued after the date of this Agreement in accordance with this Agreement, (2) the deferral of compensation under the Weyerhaeuser Company Deferred Compensation Plan or the 2011 Fee Deferral Plan for Directors of Weyerhaeuser Company into notional investments with respect to Weyerhaeuser Common Shares, in each case in accordance with the terms of such plans on the date of this Agreement, (3) the issuance of Weyerhaeuser Common Shares pursuant to the Weyerhaeuser Direct Share Purchase Plan as in effect on the date of this Agreement and (4) the issuance of Weyerhaeuser Common Shares upon the conversion of Weyerhaeuser 6.375% Mandatory Convertible Preference Shares;

(iii) amend (whether by merger, consolidation or otherwise) the Weyerhaeuser Charter or the Weyerhaeuser By-laws in a manner which, individually or in the aggregate, would reasonably be expected to have a Weyerhaeuser Material Adverse Effect or to prevent or materially impede, interfere with, hinder or delay the consummation by Weyerhaeuser of the Merger or any of the other transactions contemplated by this Agreement, except as may be required by Law;

(iv) make any change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or Law;

(v) directly or indirectly acquire or agree to acquire in any transaction (whether by means of merger, share exchange, consolidation, tender offer, asset purchase or otherwise) any equity interest in or business of any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity or division thereof or any properties or assets other than (A) transactions among Weyerhaeuser and any wholly owned Weyerhaeuser Subsidiaries in the ordinary course of business consistent with past practice and (B) acquisitions of strategic investments as to which the aggregate amount of the consideration paid or transferred by Weyerhaeuser and the Weyerhaeuser Subsidiaries in connection with all such transactions would not exceed $250,000,000; provided that the foregoing shall not restrict or limit Weyerhaeuser or any of the Weyerhaeuser Subsidiaries from the acquisition of supplies and inventory in the ordinary course of business consistent with past practice;

(vi) directly or indirectly sell, lease (as lessor), license, mortgage, sell and leaseback or otherwise encumber or subject to any Lien, or otherwise dispose of, any properties or assets or any interests therein (other than the sale of inventory or grant of non-exclusive licenses under Intellectual Property in the ordinary course of business consistent with past practice) that, individually or in the aggregate, have a fair market value in excess of $250,000,000;

(vii) enter into, extend, renew, replace, amend, modify or terminate any Collective Bargaining Agreement applicable to the employees of Weyerhaeuser or any Weyerhaeuser Subsidiary, other than extensions, renewals, replacements, amendments, modifications or terminations of such Contracts required by Law;

(viii) take any action, or omit to take any action, which would reasonably be expected to cause Weyerhaeuser to fail to qualify as a REIT or any Weyerhaeuser Subsidiary to fail to be treated as a partnership or disregarded entity for federal Tax purposes or as a Qualified REIT Subsidiary, a Taxable REIT Subsidiary or a REIT, as the case may be;

(ix) (A) make, change or rescind any material method of Tax accounting, (B) make a request for a Tax ruling or enter into a closing agreement, or settle or compromise any audit, assessment, Tax claim or other controversy, in each case relating to material Taxes that exceed $5,000,000 in the aggregate, (C) file any material amended Tax Return, (D) surrender any material right to claim a refund or offset of any Taxes that exceed $5,000,000 in the aggregate or (E) change the classification of Weyerhaeuser or any Weyerhaeuser Subsidiary for U.S. tax purposes, except, in the case of each of the foregoing clauses (A) through (E), to qualify or preserve the status of Weyerhaeuser as a REIT under the Code or to qualify or preserve the status of any Weyerhaeuser Subsidiary as a partnership or disregarded entity for federal Tax purposes or as a Qualified REIT Subsidiary, a Taxable REIT Subsidiary or a REIT, as the case may be; or

(x) authorize or enter into any Contract to do any of the foregoing.

(b) Conduct of Business by Plum Creek. Except for matters set forth in Section 5.01(b) of the Plum Creek Disclosure Letter or otherwise expressly permitted or expressly contemplated by this Agreement or with the prior written consent of Weyerhaeuser (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, Plum Creek shall, and shall cause each Plum Creek Subsidiary to, (i) conduct its business in the ordinary course in all material respects and (ii) use reasonable best efforts to preserve intact its business organization and advantageous business relationships and maintain the status of Plum Creek as a REIT. In addition, and without limiting the generality of the foregoing, except for matters set forth in Section 5.01(b) of the Plum Creek Disclosure Letter or otherwise expressly permitted or expressly contemplated by this Agreement or with the prior written consent of Weyerhaeuser (which shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, Plum Creek shall not, and shall not permit any Plum Creek Subsidiary to, do any of the following:

(i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof, and including any dividend or other distribution for the purpose of distributing earnings so as to maintain qualification as a REIT or to cure any issue of qualification as a REIT) in respect of, any of its capital stock, voting securities or other equity interests, other than (x) regular quarterly cash dividends payable by Plum Creek in respect of shares of Plum Creek Common Stock not exceeding $0.44 per share of Plum Creek Common Stock with usual declaration, record and payment dates and in accordance with Plum Creek’s current dividend policy, (y) dividends as described in Section 301(c)(1) of the Code by a direct or indirect wholly owned Plum Creek Subsidiary to its parent and (z) as expressly permitted by Section 6.15(b), (B) split, reverse split, combine, consolidate, subdivide or reclassify any of its capital stock, voting securities or other equity interests, or securities convertible into or exchangeable or exercisable for any capital stock, voting securities or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, voting securities or other equity interests, other than as permitted by Section 5.01(b)(ii), or (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or other equity interests in, Plum Creek or any Plum Creek Subsidiary or any securities of Plum Creek or any Plum Creek Subsidiary convertible into or exchangeable or exercisable for any capital stock or voting securities of, or other equity interests in, Plum Creek or any Plum Creek Subsidiary, or any warrants, calls, options or other rights to acquire any such capital stock, voting securities or other equity interests, other than (1) the acquisition by Plum Creek of shares of Plum Creek Common Stock in connection with the surrender of shares of Plum Creek Common Stock by holders of Plum Creek Stock Options in order to pay the exercise price thereof, (2) the withholding of shares of Plum Creek Common Stock to satisfy tax obligations with respect to awards granted pursuant to the Plum Creek Stock Plans and (3) the acquisition by Plum Creek of awards granted pursuant to the Plum Creek Stock Plans in connection with the forfeiture of such awards;

(ii) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (A) any shares of capital stock of Plum Creek or any Plum Creek Subsidiary, (B) any other voting securities of or other equity interests in Plum Creek or any Plum Creek Subsidiary, (C) any securities convertible into or exchangeable or exercisable for any capital stock or voting securities of, or other equity interests in, Plum Creek or any Plum Creek Subsidiary, (D) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, Plum Creek or any Plum Creek Subsidiary, (E) any rights issued by Plum Creek or any Plum Creek Subsidiary that are linked in any way to the price of any class of Plum Creek

Capital Stock or any shares of capital stock of any Plum Creek Subsidiary, the value of Plum Creek, any Plum Creek Subsidiary or any part of Plum Creek or any Plum Creek Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of Plum Creek or any Plum Creek Subsidiary or (F) any Plum Creek Voting Debt, in each case other than (1) the issuance of shares of Plum Creek Common Stock upon the exercise of Plum Creek Stock Options or upon the settlement of Plum Creek Restricted Stock Units, Plum Creek Deferred Stock Units or Plum Creek Value Management Awards, in each case outstanding on the date of this Agreement and in accordance with their terms on the date of this Agreement or issued after the date of this Agreement in accordance with this Agreement, (2) the deferral of compensation under the Plum Creek Timber Company, Inc. Deferral Plan into notional investments with respect to shares of Plum Creek Common Stock in accordance with the terms of the Plum Creek Timber Company, Inc. Deferral Plan on the date of this Agreement and (3) the issuance of shares of Plum Creek Common Stock pursuant to the Plum Creek Director Stock Ownership Plan as in effect on the date of this Agreement;

(iii) (A) amend (whether by merger, consolidation or otherwise) the Plum Creek Charter or the Plum Creek By-laws or (B) amend (whether by merger, consolidation or otherwise) the charter or by-laws (or comparable organizational documents) of any Plum Creek Subsidiary, except, in the case of each of the foregoing clauses (A) and (B), as may be required by Law, and, in the case of the foregoing clause (B), for any amendment that (1) is not material and (2) does not prevent or materially impede, interfere with, hinder or delay the consummation by Plum Creek of the Merger or any of the other transactions contemplated by this Agreement;

(iv) except for actions required pursuant to the terms of any Plum Creek Benefit Plan or Plum Creek Benefit Agreement, as in effect on the date of this Agreement, or as required by Law, (A) grant to any Plum Creek Personnel any increase in compensation or benefits or pay or award any bonuses or incentive compensation, other than (1) to new hires or in connection with promotions based on job performance or workplace requirements in the ordinary course of business consistent with past practice or (2) to any Plum Creek Personnel in a position below vice president (or equivalent thereof) in the ordinary course of business consistent with past practice, (B) grant to any Plum Creek Personnel any increase in change in control, retention, severance or termination pay, (C) grant or amend any equity or equity-based compensation awards, (D) enter into or modify any existing employment or consulting agreement with any Plum Creek Personnel, other than immaterial modifications in respect of, or renewal of, any existing employment or consulting agreement with any Plum Creek Personnel below the level of vice president (or equivalent thereof), (E) hire any employee or engage any consultant, other than an employee or consultant with compensation (including, if applicable, annual base salary and maximum bonus opportunity) of less than $200,000 per annum in the ordinary course of business consistent with past practice, (F) establish, adopt, enter into or amend in any material respect any material Plum Creek Benefit Plan or Plum Creek Benefit Agreement (or any plan or agreement that would be a material Plum Creek Benefit Plan or Plum Creek Benefit Agreement if in existence on the date of this Agreement), (G) take any action to accelerate the time of vesting or payment of any material compensation or benefits under any Plum Creek Benefit Plan or Plum Creek Benefit Agreement or (H) except as may be required by GAAP, materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Plum Creek Benefit Plan or materially change the manner in which contributions to such plans are made or the basis on which such contributions are determined;

(v) terminate the employment of any individual in a position of vice president or above (or equivalent thereof), other than due to such individual’s death, disability or for cause or non-performance of material duties (each as determined by Plum Creek or the applicable Plum Creek Subsidiary in its reasonable discretion in the ordinary course of business consistent with past practice);

(vi) communicate with any Plum Creek Personnel regarding the compensation, benefits or other treatment they will receive following the Effective Time, unless Weyerhaeuser has had a reasonable opportunity to review and comment on such communications or such communications are consistent with those previously agreed upon by Weyerhaeuser and Plum Creek;

(vii) make any change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or Law;

(viii) directly or indirectly acquire or agree to acquire in any transaction (whether by means of merger, share exchange, consolidation, tender offer, asset purchase or otherwise) any equity interest in or business of any firm, corporation, partnership, company, limited liability company, trust, joint venture, association or other entity or division thereof or any properties or assets other than (A) transactions among Plum Creek and any wholly owned Plum Creek Subsidiaries in the ordinary course of business consistent with past practice and (B) acquisitions of strategic investments as to which the aggregate amount of the consideration paid or transferred by Plum Creek and the Plum Creek Subsidiaries in connection with all such transactions would not exceed $125,000,000; provided that the foregoing shall not restrict or limit Plum Creek or any of the Plum Creek Subsidiaries from the acquisition of supplies and inventory in the ordinary course of business consistent with past practice;

(ix) directly or indirectly sell, lease (as lessor), license, mortgage, sell and leaseback or otherwise encumber or subject to any Lien, or otherwise dispose of, any properties or assets or any interests therein (other than the sale of inventory or grant of non-exclusive licenses under Intellectual Property in the ordinary course of business consistent with past practice) that, individually or in the aggregate, have a fair market value in excess of $125,000,000, except in relation to mortgages, liens and pledges to secure Indebtedness for borrowed money permitted to be incurred under Section 5.01(b)(x);

(x) incur any Indebtedness, other than (A) Indebtedness incurred in the ordinary course of business consistent with past practice not to exceed $50,000,000 in the aggregate, (B) Indebtedness in replacement of existing Indebtedness; provided that the Contracts relating to such Indebtedness meet the requirements of Section 5.01(b)(xv) and provided further that, notwithstanding Section 5.01(b)(xv), any Indebtedness incurred in replacement of existing Indebtedness may contain customary change in control provisions (provided that such provisions would not be triggered as a result of the Merger and other transactions contemplated by this Agreement), (C) guarantees by Plum Creek in the ordinary course of Indebtedness of any wholly owned Plum Creek Subsidiary and guarantees by any Plum Creek Subsidiary of Indebtedness of Plum Creek or any other wholly owned Plum Creek Subsidiary and (D) Indebtedness incurred under Plum Creek’s revolving credit facility (as existing on the date of this Agreement);

(xi) make any capital expenditure except (A) in accordance with the capital plan for the relevant fiscal quarter as set forth in Section 5.01(b)(xi) of the Plum Creek Disclosure Letter, and (B) capital expenditures related to operational emergencies;

(xii) enter into, extend, renew, replace, amend, modify or terminate any Collective Bargaining Agreement applicable to the employees of Plum Creek or any Plum Creek Subsidiary, other than extensions, renewals, replacements, amendments, modifications or terminations of such Contracts required by Law;

(xiii) subject to Section 6.08, waive, release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises that do not create obligations of Plum Creek or any Plum Creek Subsidiary other than (A) insignificant ancillary ordinary course non-monetary relief, (B) the payment of monetary damages with respect to any claim, action or proceeding not in excess of $25,000,000 in the aggregate and (C) the payment of monetary damages equal to or less than the amounts reserved with respect to such claim, action or proceeding in the Plum Creek’s consolidated audited balance sheet as of December 31, 2014 (or the notes thereto) included in the Filed Plum Creek Reporting Documents;

(xiv) other than in the ordinary course of business, extend, renew, replace, amend, modify or terminate any Plum Creek Material Contract or enter into, extend, renew, replace, amend, modify or terminate any Contract that would be such a Plum Creek Material Contract if it had been entered into prior to the date of this Agreement unless such extension, renewal, replacement, amendment, modification, termination or Contract would not reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Merger or any of the other transactions contemplated by this Agreement or adversely affect in any material respect the expected benefits (taken as a whole) of the Merger;

(xv) enter into, extend, renew, replace, amend or modify any Plum Creek Material Contract to the extent that, as a result of such entry, extension, renewal, replacement, amendment or modification, (A) consummation of the Merger or compliance by Plum Creek or any Plum Creek Subsidiary with the provisions of this Agreement would reasonably be expected to conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock, voting securities or other equity interests or any loss of a material benefit under, or result in the creation of any Lien upon any of the material properties or assets of Plum Creek or any Plum Creek Subsidiary under, or require Weyerhaeuser, Plum Creek or any of their respective Subsidiaries to license (other than non-exclusive licenses under Plum Creek’s or its Subsidiaries’ Intellectual Property granted in the ordinary course of business) or transfer any of its material properties or assets under, or give rise to any increased, additional, accelerated, or guaranteed right or entitlements of any third party under, or result in any material alteration of, any provision of such Contract or extension, renewal, replacement, amendment or modification or (B) the consequences described in (A) would (x) reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Merger or any of the other transactions contemplated by this Agreement or (y) adversely affect in any material respect the expected benefits (taken as a whole) of the Merger;

(xvi) enter into any new line of business outside of its existing business;

(xvii) dissolve or liquidate any Plum Creek Subsidiary;

(xviii) waive the excess stock provision set forth in Section F of Article Fourth of the Plum Creek Charter for any Person (other than Weyerhaeuser or any Weyerhaeuser Subsidiary);

(xix) take any actions or omit to take any actions that would or would reasonably be expected to (A) result in any of the conditions set forth in Article VII not being satisfied, (B) result in new or additional required approvals from any Governmental Entity in connection with the Merger or other transactions contemplated by this Agreement or (C) prevent or materially impede, interfere with, hinder or delay the consummation of the Merger or any of the other transactions contemplated by this Agreement;

(xx) take any action, or omit to take any action, which would reasonably be expected to cause Plum Creek to fail to qualify as a REIT or any Plum Creek Subsidiary to fail to be treated as a partnership or disregarded entity for federal Tax purposes or as a Qualified REIT Subsidiary, a Taxable REIT Subsidiary or a REIT, as the case may be;

(xxi) (A) make, change or rescind any material method of Tax accounting, (B) make a request for a Tax ruling or enter into a closing agreement, or settle or compromise any audit, assessment, Tax claim or other controversy, in each case relating to material Taxes that exceed $5,000,000 in the aggregate; provided that, notwithstanding the foregoing, Plum Creek shall be permitted to take any action related to the 2008 Audit Inquiry or related to Southern Diversified Timber consistent with Section 5.01(b)(xxi) of the Plum Creek Disclosure Letter, and Plum Creek shall not take any action related to the 2008 Audit Inquiry or related to Southern Diversified Timber that is inconsistent with Section 5.01(b)(xxi) of the Plum Creek Disclosure Letter, (C) file any material amended Tax Return, (D) surrender any material right to claim a refund or offset of any Taxes that exceed $5,000,000 in the aggregate or (E) change the classification of Plum Creek or any Plum Creek Subsidiary for U.S. tax purposes, except, in the case of each of the foregoing clauses (A) through (E), to qualify or preserve the status of Plum Creek as a REIT under the Code or to qualify or preserve the status of any Plum Creek Subsidiary as a partnership or disregarded entity for federal Tax purposes or as a Qualified REIT Subsidiary, a Taxable REIT Subsidiary or a REIT, as the case may be; or

(xxii) authorize or enter into any Contract to do any of the foregoing.

(c) No Control of Weyerhaeuser’s Business. Plum Creek acknowledges and agrees that (i) nothing contained in this Agreement is intended to give Plum Creek, directly or indirectly, the right to control or direct the operations of Weyerhaeuser or any Weyerhaeuser Subsidiary prior to the Effective Time and (ii) prior to the Effective Time, Weyerhaeuser shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Weyerhaeuser Subsidiaries’ respective operations.

(d) No Control of Plum Creek’s Business. Weyerhaeuser acknowledges and agrees that (i) nothing contained in this Agreement is intended to give Weyerhaeuser, directly or indirectly, the right to control or direct the operations of Plum Creek or any Plum Creek Subsidiary prior to the Effective Time and (ii) prior to the Effective Time, Plum Creek shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Plum Creek Subsidiaries’ respective operations.

SECTION 5.02. No Solicitation by Weyerhaeuser; Weyerhaeuser Board Recommendation. (a) Weyerhaeuser shall, and shall instruct its Affiliates and its and their respective Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Weyerhaeuser Takeover Proposal or any inquiry or proposal that may reasonably be expected to lead to a Weyerhaeuser Takeover Proposal, request the prompt return or destruction of all confidential information previously furnished to any such Person or its Representatives and immediately terminate all physical and electronic data room access previously granted to any such Person or its Representatives. From the date of this Agreement until the earlier of the Effective Time or the date of the termination of this Agreement in accordance with Article VIII, Weyerhaeuser shall not, nor shall it authorize any of its Affiliates or any of its or their respective directors, officers or employees or any of their respective investment bankers, accountants, attorneys or other advisors, agents or representatives (collectively, “Representatives”) to, (i) directly or indirectly solicit, initiate, or knowingly encourage or facilitate any Weyerhaeuser Takeover Proposal or any inquiry or proposal that may reasonably be expected to lead to a Weyerhaeuser Takeover Proposal or (ii) enter into or participate in any discussions or negotiations with, or furnish any information with respect to, or cooperate in any way with any Person who is seeking to make or has made a Weyerhaeuser Takeover Proposal with respect to any Weyerhaeuser Takeover Proposal or any inquiry or proposal that may reasonably be expected to lead to a Weyerhaeuser Takeover Proposal. Notwithstanding the foregoing, at any time prior to obtaining the Weyerhaeuser Shareholder Approval, in response to a bona fide written Weyerhaeuser Takeover Proposal that the Weyerhaeuser Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) constitutes or is reasonably likely to lead to a Superior Weyerhaeuser Proposal, and which Weyerhaeuser Takeover Proposal was made after the date of this Agreement and did not otherwise result from a material breach of the non-solicitation provisions of this Section 5.02(a), Weyerhaeuser may (and may authorize the Weyerhaeuser Subsidiaries and its and their respective Representatives to), subject to compliance with Section 5.02(c), (x) furnish information with respect to Weyerhaeuser and the Weyerhaeuser Subsidiaries to the Person making such Weyerhaeuser Takeover Proposal (and its Representatives) (provided that all such information has previously been provided to Plum Creek or is provided to Plum Creek prior to or substantially concurrent with the time it is provided to such Person) pursuant to a customary confidentiality agreement not less restrictive of such Person than the Confidentiality Agreement; provided that such confidentiality agreement shall not be required to contain standstill provisions (a “Weyerhaeuser Acceptable Confidentiality Agreement”) and (y) participate in discussions regarding the terms of such Weyerhaeuser Takeover Proposal and the negotiation of such terms with, and only with, the Person making such Weyerhaeuser Takeover Proposal (and such Person’s Representatives). Without limiting the foregoing, it is agreed that any violation of, or the taking of any action inconsistent with, the restrictions set forth in this Section 5.02(a) by (x) any controlled Affiliate of Weyerhaeuser or (y) any other Affiliates of Weyerhaeuser or any of its or their Representatives which violation or action was known or should have been known by Weyerhaeuser, in each case shall constitute a breach of this Section 5.02(a) by Weyerhaeuser.

(b) Except as set forth below, neither the Weyerhaeuser Board nor any committee thereof shall (i) (A) withdraw (or modify in any manner adverse to Plum Creek), or propose publicly to withdraw (or modify in any manner adverse to Plum Creek), the Weyerhaeuser Recommendation or (B) adopt, approve, recommend or declare advisable, or propose publicly to adopt, approve, recommend or declare advisable, any Weyerhaeuser Takeover Proposal (any action in this clause (i) being referred to as a “Weyerhaeuser Adverse Recommendation Change”) or (ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, or allow Weyerhaeuser or any of its Affiliates to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or other similar or comparable Contract (each, an “Acquisition Agreement”) (other than a Weyerhaeuser Acceptable Confidentiality Agreement) constituting or relating to, or that is intended to or would reasonably be expected to lead to, any Weyerhaeuser Takeover Proposal, or requiring, or reasonably expected to cause, Weyerhaeuser to abandon, terminate, delay or fail to consummate, or that would otherwise prevent or materially impede, interfere with, hinder or delay the consummation of, or be inconsistent with, the Merger or any of the other transactions contemplated by this Agreement, or requiring, or reasonably expected to cause, Weyerhaeuser to fail to comply with this Agreement in any material respect. Notwithstanding the foregoing, at any time prior to obtaining the Weyerhaeuser Shareholder Approval, the Weyerhaeuser Board may make a Weyerhaeuser Adverse Recommendation Change if Weyerhaeuser receives a Superior Weyerhaeuser Proposal or the Weyerhaeuser Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that the failure to do so would be inconsistent with its fiduciary duties under applicable Law; provided, however, that Weyerhaeuser shall not be entitled to exercise its right to make a Weyerhaeuser Adverse Recommendation Change in connection with a Weyerhaeuser Takeover Proposal or a Superior Weyerhaeuser Proposal until after the fifth Business Day following Plum Creek’s receipt of written notice (a “Weyerhaeuser Notice of Recommendation Change”) from Weyerhaeuser advising Plum Creek that the Weyerhaeuser Board intends to take such action, including the terms and conditions of any Weyerhaeuser Takeover Proposal or Superior Weyerhaeuser Proposal that is the basis of the proposed action by the Weyerhaeuser Board (it being understood and agreed that any amendment to the financial terms or any other material term of such Weyerhaeuser Takeover Proposal or Superior Weyerhaeuser Proposal shall require a new Weyerhaeuser Notice of Recommendation Change, except that references to the five Business Day period above shall be deemed to be references to a three Business Day period). In determining whether to make a Weyerhaeuser Adverse Recommendation Change, the Weyerhaeuser Board shall take into account any changes to the terms of this Agreement proposed by Plum Creek in response to a Weyerhaeuser Notice of Recommendation Change or otherwise.

(c) In addition to the obligations of Weyerhaeuser set forth in Sections 5.02(a) and 5.02(b), Weyerhaeuser shall promptly (and in any event within one Business Day of receipt thereof by Weyerhaeuser) advise Plum Creek in writing of any Weyerhaeuser Takeover Proposal that may reasonably be expected to lead to a Weyerhaeuser Takeover Proposal, the material terms and conditions of any such Weyerhaeuser Takeover Proposal (including any changes thereto) and the identity of the Person making any such Weyerhaeuser Takeover Proposal. Weyerhaeuser shall (i) keep Plum Creek informed in all material respects of the status and details (including any change to the terms thereof) of any Weyerhaeuser Takeover Proposal and (ii) provide to Plum Creek as soon as practicable after receipt or delivery thereof copies of all written and electronic materials that describe any Weyerhaeuser Takeover Proposal and any material amendments thereto exchanged between Weyerhaeuser or any of the Weyerhaeuser Subsidiaries or any of its or their Representatives and any Person who describes any of the terms or conditions of any Weyerhaeuser Takeover Proposal.

(d) Nothing contained in this Section 5.02 shall prohibit Weyerhaeuser from (i) complying with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act or issuing a “stop-look-and-listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act or (ii) making any disclosure to the shareholders of Weyerhaeuser if, in the good faith judgment of the Weyerhaeuser Board (after consultation with outside counsel) failure to so disclose would be inconsistent with its duties under applicable Law; provided, however, that (x) in no event shall Weyerhaeuser or the Weyerhaeuser Board or any committee thereof take, or agree or resolve to take, any action prohibited by Section 5.02(b) and (y) that any such disclosure pursuant to clause (i) or (ii) that relates to a Weyerhaeuser Takeover Proposal shall be deemed to be a Weyerhaeuser Adverse Recommendation Change unless (1) the Weyerhaeuser Board expressly reaffirms the Weyerhaeuser

Recommendation in such disclosure or (2) such disclosure is a “stop-look-and-listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act.

(e) For purposes of this Agreement:

“Weyerhaeuser Takeover Proposal” means any proposal or offer (whether or not in writing) made by any Person or Persons other than Plum Creek or any of its Affiliates, with respect to any (i) merger, amalgamation, consolidation, share exchange, other business combination, recapitalization or similar transaction involving Weyerhaeuser or any Weyerhaeuser Subsidiary, (ii) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, amalgamation, consolidation, share exchange, other business combination, recapitalization, partnership, joint venture, sale of capital stock or voting securities of, or other equity interests in, a Weyerhaeuser Subsidiary or otherwise) of any business or assets of Weyerhaeuser or the Weyerhaeuser Subsidiaries representing 15% or more of the consolidated revenues, consolidated net income or consolidated assets of Weyerhaeuser or securities convertible into or exchangeable or exercisable for or representing 15% or more of the total outstanding voting power of Weyerhaeuser, (iii) transaction in which any Person (or the stockholders of any Person) shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, 15% or more of the total outstanding voting power of Weyerhaeuser or (iv) combination of the foregoing (in each case, other than the Merger). Notwithstanding anything to the contrary in this definition, the Granite Sale, and any proposal or offer relating thereto, shall not constitute a Weyerhaeuser Takeover Proposal.

“Superior Weyerhaeuser Proposal” means any binding bona fide written offer that did not result from a material breach of the non-solicitation provisions of Section 5.02(a) made by a third party or group pursuant to which such third party (or in a merger or consolidation involving such party, the stockholders of such third party) or group would acquire, directly or indirectly, more than 50% of the Weyerhaeuser Common Shares or all or substantially all of the assets of Weyerhaeuser and the Weyerhaeuser Subsidiaries, taken as a whole, (i) on terms which the Weyerhaeuser Board determines in good faith (after consultation with outside counsel and a financial advisor) to be more favorable from a financial point of view to the holders of Weyerhaeuser Common Shares than the Merger, taking into account all the material terms and conditions of such offer (including the material legal, financial and regulatory aspects of the proposal) and this Agreement (including any changes proposed by Plum Creek to the terms of this Agreement) and (ii) that is otherwise reasonably capable of being consummated on the terms proposed taking into account all material legal, financial, regulatory and other aspects of such proposal.

SECTION 5.03. No Solicitation by Plum Creek; Plum Creek Board Recommendation. (a) Plum Creek shall, and shall instruct its Affiliates and its and their respective Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Plum Creek Takeover Proposal or any inquiry or proposal that may reasonably be expected to lead to a Plum Creek Takeover Proposal, request the prompt return or destruction of all confidential information previously furnished to any such Person or its Representatives and immediately terminate all physical and electronic data room access previously granted to any such Person or its Representatives. From the date of this Agreement until the earlier of the Effective Time or the date of the termination of this Agreement in accordance with Article VIII, Plum Creek shall not, nor shall it authorize any of its Affiliates or any of its or their respective Representatives to, (i) directly or indirectly solicit, initiate, or knowingly encourage or facilitate any Plum Creek Takeover Proposal or any inquiry or proposal that may reasonably be expected to lead to a Plum Creek Takeover Proposal or (ii) enter into or participate in any discussions or negotiations with, or furnish any information with respect to, or cooperate in any way with any Person who is seeking to make or has made a Plum Creek Takeover Proposal with respect to any Plum Creek Takeover Proposal or any inquiry or proposal that may reasonably be expected to lead to a Plum Creek Takeover Proposal. Notwithstanding the foregoing, at any time prior to obtaining the Plum Creek Stockholder Approval, in response to a bona fide written Plum Creek Takeover Proposal that the Plum Creek Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) constitutes or is reasonably likely to lead to a Superior Plum Creek Proposal, and which Plum Creek Takeover Proposal was made after the date of this Agreement and did not otherwise result from a material breach of the non-solicitation provisions of this Section 5.03(a), Plum Creek may (and may authorize the Plum Creek Subsidiaries and its and their respective Representatives to), subject to compliance with Section 5.03(c), (x) furnish information with respect to Plum Creek and the Plum Creek Subsidiaries to the Person making such Plum Creek Takeover Proposal (and its Representatives) (provided that all such information has previously been provided to Weyerhaeuser or is provided to Weyerhaeuser prior to or substantially concurrent with the time it is provided to such Person) pursuant to a customary confidentiality agreement not less restrictive of such Person than the Confidentiality Agreement; provided that such confidentiality agreement shall not be required to contain standstill provisions (a “Plum Creek Acceptable Confidentiality Agreement”) and (y) participate in discussions regarding the terms of such Plum Creek Takeover Proposal and the negotiation of such terms with, and only with, the Person making such Plum Creek Takeover Proposal (and such Person’s Representatives). Without limiting the foregoing, it is agreed that any violation of, or the taking of any action inconsistent with, the restrictions set forth in this Section 5.03(a) by (x) any controlled Affiliate of Plum Creek or (y) any other Affiliates of Plum Creek or any of its or their Representatives which violation or action was known or should have been known by Plum Creek, in each case shall constitute a breach of this Section 5.03(a) by Plum Creek.

(b) Except as set forth below, neither the Plum Creek Board nor any committee thereof shall (i) (A) withdraw (or modify in any manner adverse to Weyerhaeuser), or propose publicly to withdraw (or modify in any manner adverse to Weyerhaeuser), the Plum Creek Recommendation or (B) adopt, approve, recommend or declare advisable, or propose publicly to adopt, approve, recommend or declare advisable, any Plum Creek Takeover Proposal (any action in this clause (i) being referred to as a “Plum Creek Adverse Recommendation Change”) or (ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, or allow Plum Creek or any of its Affiliates to execute or enter into, any Acquisition Agreement (other than a Plum Creek Acceptable Confidentiality Agreement) constituting or relating to, or that is intended to or would reasonably be expected to lead to, any Plum Creek Takeover Proposal, or requiring, or reasonably expected to cause, Plum Creek to abandon, terminate, delay or fail to consummate, or that would otherwise prevent or materially impede, interfere with, hinder or delay the consummation of, or be inconsistent with, the Merger or any of the other transactions contemplated by this Agreement, or requiring, or reasonably expected to cause, Plum Creek to fail to comply with this Agreement in any material respect. Notwithstanding the foregoing, at any time prior to obtaining the Plum Creek Stockholder Approval, the Plum Creek Board may make a Plum Creek Adverse Recommendation Change if Plum Creek receives a Superior Plum Creek Proposal or the Plum Creek Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that the failure to do so would be inconsistent with its fiduciary duties under applicable Law; provided, however, that Plum Creek shall not be entitled to exercise its right to make a Plum Creek Adverse Recommendation Change in connection with a Plum Creek Takeover Proposal or a Superior Plum Creek Proposal until after the fifth Business Day following Weyerhaeuser’s receipt of written notice (a “Plum Creek Notice of Recommendation Change”) from Plum Creek advising Weyerhaeuser that the Plum Creek Board intends to take such action, including the terms and conditions of any Plum Creek Takeover Proposal or Superior Plum Creek Proposal that is the basis of the proposed action by the Plum Creek Board (it being understood and agreed that any amendment to the financial terms or any other material term of such Plum Creek Takeover Proposal or Superior Plum Creek Proposal shall require a new Plum Creek Notice of Recommendation Change, except that references to the five Business Day period above shall be deemed to be references to a three Business Day period). In determining whether to make a Plum Creek Adverse Recommendation Change, the Plum Creek Board shall take into account any changes to the terms of this Agreement proposed by Weyerhaeuser in response to a Plum Creek Notice of Recommendation Change or otherwise.

(c) In addition to the obligations of Plum Creek set forth in Sections 5.03(a) and 5.03(b), Plum Creek shall promptly (and in any event within one Business Day of receipt thereof by Plum Creek) advise Weyerhaeuser in writing of any Plum Creek Takeover Proposal that may reasonably be expected to lead to a Plum Creek Takeover Proposal, the material terms and conditions of any such Plum Creek Takeover Proposal

(including any changes thereto) and the identity of the Person making any such Plum Creek Takeover Proposal. Plum Creek shall (i) keep Weyerhaeuser informed in all material respects of the status and details (including any change to the terms thereof) of any Plum Creek Takeover Proposal and (ii) provide to Weyerhaeuser as soon as practicable after receipt or delivery thereof copies of all written and electronic materials that describe any Plum Creek Takeover Proposal and any material amendments thereto exchanged between Plum Creek or any of the Plum Creek Subsidiaries or any of its or their Representatives and any Person who describes any of the terms or conditions of any Plum Creek Takeover Proposal.

(d) Nothing contained in this Section 5.03 shall prohibit Plum Creek from (i) complying with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act or issuing a “stop-look-and-listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act or (ii) making any disclosure to the stockholders of Plum Creek if, in the good faith judgment of the Plum Creek Board (after consultation with outside counsel) failure to so disclose would be inconsistent with its duties under applicable Law; provided, however, that (x) in no event shall Plum Creek or the Plum Creek Board or any committee thereof take, or agree or resolve to take, any action prohibited by Section 5.03(b) and (y) that any such disclosure pursuant to clause (i) or (ii) that relates to a Plum Creek Takeover Proposal shall be deemed to be a Plum Creek Adverse Recommendation Change unless (1) the Plum Creek Board expressly reaffirms the Plum Creek Recommendation in such disclosure or (2) such disclosure is a “stop-look-and-listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act.

(e) For purposes of this Agreement:

“Plum Creek Takeover Proposal” means any proposal or offer (whether or not in writing) made by any Person or Persons other than Weyerhaeuser or any of its Affiliates, with respect to any (i) merger, amalgamation, consolidation, share exchange, other business combination, recapitalization, liquidation, dissolution or similar transaction involving Plum Creek or any Plum Creek Subsidiary, (ii) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, amalgamation, consolidation, share exchange, other business combination, recapitalization, partnership, joint venture, sale of capital stock or voting securities of, or other equity interests in, a Plum Creek Subsidiary or otherwise) of any business or assets of Plum Creek or the Plum Creek Subsidiaries representing 15% or more of the consolidated revenues, consolidated net income or consolidated assets of Plum Creek or securities convertible into or exchangeable or exercisable for or representing 15% or more of the total outstanding voting power of Plum Creek, (iii) transaction in which any Person (or the stockholders of any Person) shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, 15% or more of the total outstanding voting power of Plum Creek or (iv) combination of the foregoing (in each case, other than the Merger).

“Superior Plum Creek Proposal” means any binding bona fide written offer that did not result from a material breach of the non-solicitation provisions of Section 5.03(a) made by a third party or group pursuant to which such third party (or in a merger or consolidation involving such party, the stockholders of such third party) or group would acquire, directly or indirectly, more than 50% of the Plum Creek Common Stock or all or substantially all of the assets of Plum Creek and the Plum Creek Subsidiaries, taken as a whole, (i) on terms which the Plum Creek Board determines in good faith (after consultation with outside counsel and a financial advisor) to be more favorable from a financial point of view to the holders of Plum Creek Common Stock than the Merger, taking into account all the material terms and conditions of such offer (including the material legal, financial and regulatory aspects of the proposal) and this Agreement (including any changes proposed by Weyerhaeuser to the terms of this Agreement) and (ii) that is otherwise reasonably capable of being consummated on the terms proposed taking into account all material legal, financial, regulatory and other aspects of such proposal.

ARTICLE VI

Additional Agreements

SECTION 6.01. Preparation of the Form S-4 and the Joint Proxy Statement; Weyerhaeuser Shareholders Meeting and Plum Creek Stockholders Meeting. (a) As promptly as practicable following the date of this Agreement, and no later than 60 days following the date of this Agreement, Weyerhaeuser and Plum Creek shall jointly prepare and cause to be filed with the SEC a joint proxy statement to be sent to the shareholders of Weyerhaeuser relating to the Weyerhaeuser Shareholders Meeting and to the stockholders of Plum Creek relating to the Plum Creek Stockholders Meeting (together with any amendments or supplements thereto, the “Joint Proxy Statement”) and Weyerhaeuser shall prepare and cause to be filed with the SEC the Form S-4, in which the Joint Proxy Statement will be included as a prospectus, and Weyerhaeuser and Plum Creek shall use their respective reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. Each of Weyerhaeuser and Plum Creek shall furnish all information concerning itself and its Affiliates to the other, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Joint Proxy Statement, and the Form S-4 and Joint Proxy Statement shall include all information reasonably requested by such other party to be included therein. Each of Weyerhaeuser and Plum Creek shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Joint Proxy Statement and shall provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand. Each of Weyerhaeuser and Plum Creek shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Form S-4 or Joint Proxy Statement. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Joint Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of Weyerhaeuser and Plum Creek (i) shall provide the other an opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) shall include in such document or response all comments reasonably proposed by the other and (iii) shall not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed. Each of Weyerhaeuser and Plum Creek shall advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Merger Consideration for offering or sale in any jurisdiction, and each of Weyerhaeuser and Plum Creek shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of Weyerhaeuser and Plum Creek shall also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act and any applicable foreign or state securities or “blue sky” Laws in connection with the Merger and the issuance of the Merger Consideration.

(b) If prior to the Effective Time, any event occurs with respect to Weyerhaeuser or any Weyerhaeuser Subsidiary, or any change occurs with respect to other information supplied by Weyerhaeuser for inclusion in the Joint Proxy Statement or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Joint Proxy Statement or the Form S-4, Weyerhaeuser shall promptly notify Plum Creek of such event, and Weyerhaeuser and Plum Creek shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Joint Proxy Statement or the Form S-4 and, as required by Law, in disseminating the information contained in such amendment or supplement to Weyerhaeuser’s shareholders and Plum Creek’s stockholders. Nothing in this Section 6.01(b) shall limit the obligations of any party under Section 6.01(a).

(c) If prior to the Effective Time, any event occurs with respect to Plum Creek or any Plum Creek Subsidiary, or any change occurs with respect to other information supplied by Plum Creek for inclusion in the Joint Proxy Statement or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Joint Proxy Statement or the Form S-4, Plum Creek shall promptly notify Weyerhaeuser of such event, and Weyerhaeuser and Plum Creek shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Joint Proxy Statement or the Form S-4 and, as required by Law, in disseminating the information contained in such amendment or supplement to Weyerhaeuser’s shareholders and Plum Creek’s stockholders. Nothing in this Section 6.01(c) shall limit the obligations of any party under Section 6.01(a).

(d) Weyerhaeuser shall, as soon as practicable following the date of this Agreement, establish a record date for, duly call, give notice of, convene and hold the Weyerhaeuser Shareholders Meeting for the purpose of seeking the Weyerhaeuser Shareholder Approval. Weyerhaeuser shall use its reasonable best efforts (x) to cause the Joint Proxy Statement to be mailed to Weyerhaeuser’s shareholders and (y) to hold the Weyerhaeuser Shareholders Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act, in each case in accordance with applicable Law, the Weyerhaeuser Charter and the Weyerhaeuser By-laws. Weyerhaeuser shall, through the Weyerhaeuser Board, recommend to its shareholders that they give the Weyerhaeuser Shareholder Approval, shall include such recommendation in the Joint Proxy Statement and shall use reasonable best efforts to solicit the Weyerhaeuser Shareholder Approval, except to the extent that the Weyerhaeuser Board has made a Weyerhaeuser Adverse Recommendation Change as permitted by Section 5.02(b). Except as expressly contemplated by the immediately preceding sentence, Weyerhaeuser agrees that its obligations pursuant to this Section 6.01 shall not be affected by the commencement, public proposal, public disclosure or communication to Weyerhaeuser of any Weyerhaeuser Takeover Proposal or by the making of any Weyerhaeuser Adverse Recommendation Change by the Weyerhaeuser Board. Notwithstanding anything to the contrary contained in this Agreement, if Weyerhaeuser reasonably believes, after consulting with its outside counsel and Plum Creek, that (i) it is necessary to postpone or adjourn the Weyerhaeuser Shareholders Meeting to ensure that any required supplement or amendment to the Joint Proxy Statement is provided to the shareholders of Weyerhaeuser within a reasonable amount of time in advance of the Weyerhaeuser Shareholders Meeting or (ii) (A) it will not receive proxies sufficient to obtain the Weyerhaeuser Shareholder Approval, whether or not a quorum is present, or (B) it will not have sufficient Weyerhaeuser Common Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Weyerhaeuser Shareholders Meeting, then Weyerhaeuser, after consultation with Plum Creek, may postpone or adjourn, or make one or more successive postponements or adjournments of, the Weyerhaeuser Shareholders Meeting, as long as, in the case of any postponement or adjournment under clause (ii) of this sentence, the date of the Weyerhaeuser Shareholders Meeting is not postponed or adjourned more than an aggregate of 15 calendar days. In the event that during the five Business Days prior to the date that the Weyerhaeuser Shareholders Meeting is then scheduled to be held, Weyerhaeuser delivers a notice of an intent to make a Weyerhaeuser Adverse Recommendation Change, Plum Creek may direct Weyerhaeuser to postpone the Weyerhaeuser Shareholders Meeting for up to six Business Days and Weyerhaeuser shall promptly, and in any event no later than the next Business Day, postpone the Weyerhaeuser Shareholders Meeting in accordance with Plum Creek’s direction, subject to Weyerhaeuser’s right to postpone the Weyerhaeuser Shareholders Meeting for a longer period pursuant to the immediately preceding sentence.

(e) Plum Creek shall, as soon as practicable following the date of this Agreement, establish a record date for, duly call, give notice of, convene and hold the Plum Creek Stockholders Meeting for the purpose of seeking the Plum Creek Stockholder Approval. Plum Creek shall use its reasonable best efforts (x) to cause the Joint Proxy Statement to be mailed to Plum Creek’s stockholders and (y) to hold the Plum Creek Stockholders Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act, in each case in accordance with applicable Law, the Plum Creek Charter and the Plum Creek By-laws. Plum Creek shall, through the Plum Creek Board, recommend to its stockholders that they give the Plum Creek Stockholder Approval, shall include such recommendation in the Joint Proxy Statement and shall use reasonable best efforts to solicit the Plum Creek Stockholder Approval, except to the extent that the Plum Creek Board has made a Plum Creek Adverse Recommendation Change as permitted by Section 5.03(b). Except as expressly contemplated by the immediately preceding sentence, Plum Creek agrees that its obligations pursuant to this Section 6.01 shall not be affected by the commencement, public proposal, public disclosure or communication to Plum Creek of any Plum Creek Takeover Proposal or by the making of any Plum Creek Adverse Recommendation Change by the

Plum Creek Board. Notwithstanding anything to the contrary contained in this Agreement, if Plum Creek reasonably believes, after consulting with its outside counsel and Weyerhaeuser, that (i) it is necessary to postpone or adjourn the Plum Creek Stockholders Meeting to ensure that any required supplement or amendment to the Joint Proxy Statement is provided to the shareholders of Plum Creek within a reasonable amount of time in advance of the Plum Creek Stockholders Meeting or (ii) (A) it will not receive proxies sufficient to obtain the Plum Creek Stockholder Approval, whether or not a quorum is present, or (B) it will not have sufficient shares of Plum Creek Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Plum Creek Stockholders Meeting, then Plum Creek, after consultation with Weyerhaeuser, may postpone or adjourn, or make one or more successive postponements or adjournments of, the Plum Creek Stockholders Meeting, as long as, in the case of any postponement or adjournment under clause (ii) of this sentence, the date of the Plum Creek Stockholders Meeting is not postponed or adjourned more than an aggregate of 15 calendar days. In the event that during the five Business Days prior to the date that the Plum Creek Stockholders Meeting is then scheduled to be held, Plum Creek delivers a notice of an intent to make a Plum Creek Adverse Recommendation Change, Weyerhaeuser may direct Plum Creek to postpone the Plum Creek Stockholders Meeting for up to six Business Days and Plum Creek shall promptly, and in any event no later than the next Business Day, postpone the Plum Creek Stockholders Meeting in accordance with Weyerhaeuser’s direction, subject to Plum Creek’s right to postpone the Plum Creek Stockholders Meeting for a longer period pursuant to the immediately preceding sentence.

(f) Each of Weyerhaeuser and Plum Creek shall use their reasonable best efforts to hold the Weyerhaeuser Shareholders Meeting and the Plum Creek Stockholders Meeting, respectively, at the same time and on the same date as the other party.

SECTION 6.02. Access to Information; Confidentiality. Subject to applicable Law, each of Weyerhaeuser and Plum Creek shall, and shall cause each of its respective Subsidiaries to, afford to the other party and to the Representatives of such other party reasonable access during the period from the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement pursuant to Section 8.01, to all their respective properties, books, contracts, commitments, personnel and records and, during such period, each of Weyerhaeuser and Plum Creek shall, and shall cause each of its respective Subsidiaries to, furnish promptly to the other party (i) to the extent not publicly available, a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of securities Laws and (ii) all other information concerning its business, properties and personnel as such other party may reasonably request; provided, however, that either party may withhold any document or information (x) that is subject to the terms of a confidentiality agreement with a third party (provided that the withholding party shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure), (y) subject to any attorney-client privilege (provided that the withholding party shall use its reasonable best efforts to allow for such access or disclosure (or as much of it as possible) in a manner that does not result in a loss of attorney-client privilege) or (z) if, in the reasonable judgment of such party, the sharing of such document or information violates applicable Law. All information exchanged pursuant to this Section 6.02 shall be subject to the confidentiality agreement dated May 29, 2015 between Weyerhaeuser and Plum Creek (the “Confidentiality Agreement”).

SECTION 6.03. Required Actions. (a) Subject to the terms and conditions of this Agreement, each of the parties shall use its respective reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other party in doing, all things necessary, proper or advisable to consummate and make effective, as soon as reasonably possible, the Merger and the other transactions contemplated by this Agreement.

(b) Without limiting Section 6.03(a), Weyerhaeuser and the Weyerhaeuser Board and Plum Creek and the Plum Creek Board, as the case may be, shall use their respective reasonable best efforts to (x) take all action reasonably appropriate to ensure that no takeover statute or similar statute or regulation is or becomes applicable to this Agreement, the Merger or any other transaction contemplated by this Agreement and (y) if any takeover statute or similar statute or regulation becomes applicable to this Agreement, the Merger or any other transaction contemplated by this Agreement, take all action reasonably appropriate to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement.

(c) Without limiting the generality of the foregoing, each of Weyerhaeuser and Plum Creek shall:

(i) make or cause to be made, in consultation and cooperation with the other and as promptly as practicable after the date of this Agreement, all necessary registrations, declarations, notices, applications and filings relating to the Merger with other Governmental Entities under any foreign antitrust, competition, foreign investment, trade regulation or similar Laws;

(ii) use its reasonable best efforts to furnish to the other all assistance, cooperation and information required for any such registration, declaration, notice, application or filing and in order to achieve the effects set forth in Section 6.03(c);

(iii) give the other reasonable prior notice of any such registration, declaration, notice, application or filing and, to the extent reasonably practicable, of any communication with any Governmental Entity regarding the Merger (including with respect to any of the actions referred to in this Section 6.03(c)), and permit the other to review and discuss in advance, and consider in good faith the views of, and secure the participation of, the other in connection with any such registration, declaration, notice, filing, application or communication;

(iv) use its reasonable best efforts to respond as promptly as practicable under the circumstances to any inquiries received from any Governmental Entity or any other authority enforcing applicable antitrust, competition, foreign investment, trade regulation or similar Laws for information or documentation in connection with antitrust, competition, foreign investment, trade regulation or similar matters and not enter into any agreement with such Governmental Entities or other authorities not to consummate any of the transactions contemplated by this Agreement, except with the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed; and

(v) unless prohibited by applicable Law or by the applicable Governmental Entity, (A) to the extent reasonably practicable, not participate in or attend any meeting, or engage in any substantive conversation with any Governmental Entity in respect of the Merger (including with respect to any of the actions referred to in this Section 6.03(c)) without the other, (B) to the extent reasonably practicable, give the other reasonable prior notice of any such meeting or conversation, (C) in the event one party is prohibited by applicable Law or by the applicable Governmental Entity from participating in or attending any such meeting or engaging in any such conversation, keep such party reasonably apprised with respect thereto, (D) cooperate in the filing of any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending this Agreement and the Merger, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Entity and (E) furnish the other party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and its Affiliates and their respective Representatives, on the one hand, and any Governmental Entity or members of any Governmental Entity’s staff, on the other hand, with respect to this Agreement and the Merger.

(d) Notwithstanding anything to the contrary contained in this Agreement, the provisions of this Section 6.03 shall not be construed to (i) require Weyerhaeuser or any Weyerhaeuser Subsidiary or Plum Creek or any Plum Creek Subsidiary or (ii) permit Plum Creek or any Plum Creek Subsidiary without the prior written consent of Weyerhaeuser, to undertake any efforts or to take any action if the taking of all such efforts or action, in the aggregate, would or would reasonably be expected to result (after giving effect to any reasonably expected proceeds of any divestiture or sale of assets) in a Regulatory Material Adverse Effect. “Regulatory Material Adverse Effect” means any fact, circumstance, effect, change, event or development that materially adversely affects the business, properties, financial condition or results of operations of the Surviving Corporation and its Subsidiaries, taken as a whole; provided that for purposes of determining whether any fact, circumstance, effect, change, event or development would or would reasonably be expected to result in a Regulatory Material Adverse Effect, the Surviving Corporation and its Subsidiaries will collectively be deemed to be a company the size of (and with net sales and net earnings equal to the comparable financial metrics of those of) Plum Creek and its Subsidiaries, taken as a whole.

SECTION 6.04. Equity Awards. (a) As soon as practicable following the date of this Agreement, the Plum Creek Board (or, if appropriate, any committee thereof) shall adopt such resolutions or take such other actions (including obtaining any required consents) as may be required to effect the following:

(i) each Plum Creek Stock Option that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof, be assumed by Weyerhaeuser and be converted into an option, on the same terms and conditions as were applicable under such Plum Creek Stock Option, to acquire a number of Weyerhaeuser Common Shares equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Plum Creek Common Stock subject to the Plum Creek Stock Option immediately prior to the Effective Time and (y) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of Plum Creek Common Stock of such Plum Creek Stock Option immediately prior to the Effective Time divided by (B) the Exchange Ratio; provided, that in the case of any Plum Creek Stock Option to which Section 422 of the Code applies, the exercise price and the number of Weyerhaeuser Common Shares purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code;

(ii) each grant of Plum Creek Restricted Stock Units that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof, be assumed by Weyerhaeuser and be converted into a grant of restricted stock units, on the same terms and conditions as were applicable to the Plum Creek Restricted Stock Units, with respect to a number of Weyerhaeuser Common Shares determined by multiplying the number of shares of Plum Creek Common Stock subject to the grant of Plum Creek Restricted Stock Units by the Exchange Ratio, rounded down to the nearest whole share;

(iii) each stock unit credited to the account of any non-employee director in the Plum Creek Timber Company, Inc. Deferral Plan that is payable in shares of Plum Creek Common Stock or whose value is determined with reference to the value of shares of Plum Creek Common Stock (each, a “Plum Creek Deferred Stock Unit”) and is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof, be assumed by Weyerhaeuser and be converted into a stock unit, on the same terms and conditions as were applicable to the Plum Creek Deferred Stock Unit, with respect to a number of Weyerhaeuser Common Shares determined by multiplying the number of shares of Plum Creek Common Stock subject to the Plum Creek Deferred Stock Unit by the Exchange Ratio, rounded down to the nearest whole share; and

(iv) each grant of Plum Creek Value Management Awards that was granted on or before December 31, 2014 and that is outstanding as of immediately prior to the Effective Time, whether vested or unvested (each, a “Pre-2015 Value Management Award”), shall, automatically and without any required action on the part of the holder thereof, be canceled, with the holder thereof becoming entitled to receive an amount in cash determined by assuming that all applicable performance goals were satisfied at the greater of (1) the target level as set forth in the applicable award agreement and (2) actual performance over a shortened performance period ending as of the Effective Time as determined by the Plum Creek Board (or, if appropriate, any committee thereof) in good faith consistent with past practices, and such amounts shall be paid as promptly as practicable following, but in no event later than ten Business Days after, the Effective Time, without interest, and Weyerhaeuser shall make such payments in accordance with Plum Creek’s payroll procedures;

(v) each grant of a Plum Creek Value Management Award that is not a Pre-2015 Value Management Award and that is outstanding as of immediately prior to the Effective Time, whether vested or unvested (each, a “Post-2014 Value Management Award”), shall, automatically and without any required action on the part of the holder thereof, (A) have its performance goals deemed to be satisfied at the greater of (1) the target level as set forth in the applicable award agreement and (2) actual performance over a shortened performance period ending as of the Effective Time as determined by the Plum Creek Board (or, if appropriate, any committee thereof) in good faith consistent with past practices and (B) be assumed by Weyerhaeuser and be converted into an award, on the same terms and conditions as were applicable to the Post-2014 Value Management Award as of immediately prior to the Effective Time (including continued service-based vesting requirements, but not including any performance goals, which shall be deemed to be satisfied pursuant to clause (A) above), with respect to a number of units as set forth in the applicable award agreement.

(b) All adjustments to Plum Creek Stock Options, Plum Creek Restricted Stock Units, Plum Creek Deferred Stock Units and Plum Creek Value Management Awards pursuant to this Section 6.04 shall be in accordance with, and no amounts shall be payable with respect thereto, as applicable, prior to the time permissible under, the requirements under Section 409A of the Code. All rounding described in this Section 6.04 shall be done on an aggregate basis.

(c) At the Effective Time, Weyerhaeuser shall assume all the obligations of Plum Creek under the Plum Creek Stock Plans and each Plum Creek Stock Option, Plum Creek Restricted Stock Unit, Plum Creek Deferred Stock Unit and Plum Creek Value Management Award outstanding at the Effective Time and the agreements evidencing the grants thereof, in each case, subject to the adjustments in this Section 6.04. As soon as practicable after the Effective Time, Weyerhaeuser shall deliver to the holders of Plum Creek Stock Options, Plum Creek Restricted Stock Units, Plum Creek Deferred Stock Units and Plum Creek Value Management Awards appropriate notices setting forth such holders’ rights pursuant to the Plum Creek Stock Plans, and the agreements evidencing the grants of such Plum Creek Stock Options, Plum Creek Restricted Stock Units, Plum Creek Deferred Stock Units and Plum Creek Value Management Awards shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 6.04 after giving effect to the Merger).

(d) Weyerhaeuser shall take all corporate action necessary to reserve for issuance a sufficient number of Weyerhaeuser Common Shares for delivery upon exercise or settlement, as applicable, of the Plum Creek Stock Options, Plum Creek Restricted Stock Units, Plum Creek Deferred Stock Units and Post-2014 Value Management Awards assumed in accordance with this Section 6.04. As soon as reasonably practicable after the Effective Time, Weyerhaeuser shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the Weyerhaeuser Common Shares subject to the Plum Creek Stock Options, Plum Creek Restricted Stock Units, Plum Creek Deferred Stock Units and Post-2014 Value Management Awards and shall use its reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Plum Creek Stock Options, Plum Creek Restricted Stock Units, Plum Creek Deferred Stock Units and Post-2014 Value Management Awards remain outstanding.

(e) As soon as practicable following the date of this Agreement, Plum Creek shall take all actions necessary to ensure that, as of the Effective Time, no Plum Creek Personnel or any other current or former participant in any Plum Creek Stock Plan, any Plum Creek Benefit Plan or any Plum Creek Benefit Agreement (including any current or former participant in the Amended and Restated Plum Creek Timber Company, Inc. Director Stock Ownership Plan) shall have any right thereunder to acquire any capital stock or voting securities of, or other equity interests in, Weyerhaeuser, Plum Creek or their respective Subsidiaries, except for the right of any holder of Plum Creek Stock Options, Plum Creek Restricted Stock Units, Plum Creek Deferred Stock Units or Post-2014 Value Management Awards to receive Weyerhaeuser Common Shares upon exercise or settlement, as applicable, thereof.

SECTION 6.05. Indemnification, Exculpation and Insurance. (a) From and after the Effective Time, Weyerhaeuser shall indemnify, defend and hold harmless, to the fullest extent permitted under applicable Law (and shall promptly advance expenses as incurred to the fullest extent permitted under applicable Law) each former and present director or officer of Plum Creek or any Plum Creek Subsidiary, as the case may be (the “Plum Creek Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any suit, action or other proceeding, whether civil, criminal, administrative or investigative, with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement, the Merger and the other transactions contemplated hereby), arising out of or pertaining to the fact that the Plum Creek Indemnified Party is or was an officer or director of Plum Creek or any Plum Creek Subsidiary or is or was serving at the request of Plum Creek or any Plum Creek Subsidiary as a director or officer of another Person, whether asserted or claimed prior to, at or after the Effective Time as provided in Plum Creek’s or such Plum Creek Subsidiary’s respective certificates of incorporation or by-laws (or comparable organizational documents) as in effect on the date of this Agreement and any indemnification or other similar agreements of Plum Creek or any Plum Creek Subsidiary, in each case as in effect on the date of this Agreement and a true and complete copy of which has been made available to Weyerhaeuser prior to the date of this Agreement, shall be assumed by Weyerhaeuser in the Merger, without further action as of the Effective Time, and shall continue in full force and effect in accordance with their terms.

(b) In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each case the Surviving Corporation shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in this Section 6.05 contemporaneous with the closing of any such consolidation, merger, transfer or conveyance.

(c) On or prior to the Effective Time, Weyerhaeuser shall purchase a “tail” directors’ and officers’ liability insurance policy covering the six-year period from and after the Effective Time for Plum Creek and its current and former directors and officers who are currently covered by the directors’ and officers’ liability insurance coverage currently maintained by Plum Creek from a carrier with comparable or better credit rating to Plum Creek’s current directors’ and officers’ liability insurance carrier on terms not less favorable to the insured persons than the directors’ and officers’ liability insurance coverage currently maintained by Plum Creek as of the date of this Agreement with respect to claims arising from facts or events that occurred on or before the Effective Time, except that in no event shall Weyerhaeuser be required to pay with respect to such “tail” policy more than $1,800,000 (the “Maximum Amount”). If Weyerhaeuser is unable to obtain the “tail” policy described in the immediately preceding sentence as of the Effective Time, Weyerhaeuser shall obtain an insurance and indemnification policy (from an insurance carrier with comparable or better credit rating as the current insurer) that provides directors’ and officers’ liability insurance for events, acts and omissions occurring at or prior to the Effective Time for an aggregate period of no less than six years from the Effective Time that is not materially less favorable than Plum Creek’s existing policy or, if such coverage is unavailable, the best available coverage; provided, however, that in no event shall Weyerhaeuser be required to expend for such policies an amount greater than the Maximum Amount.

(d) For a period of six years from the Effective Time, the charter and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification, advancement of expenses and limitations on liability of directors and officers than are set forth in the charter or by-laws (or comparable organizational documents) of Plum Creek and the Plum Creek Subsidiaries, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were Plum Creek Indemnified Parties, unless such modification shall be required by Law and then only to the extent required by Law.

(e) The provisions of this Section 6.05 (i) shall survive consummation of the Merger, (ii) are intended to be for the benefit of, and will be enforceable by, each Plum Creek Indemnified Party, his or her heirs and his and her representatives and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that each Plum Creek Indemnified Party may have by contract or otherwise, including under the terms of the respective charters or bylaws or comparable organizational documents of Plum Creek and the Plum Creek Subsidiaries.

SECTION 6.06. Fees and Expenses. (a) Except as provided below, all fees and expenses incurred in connection with the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not such transactions are consummated.

(b) Plum Creek shall pay to Weyerhaeuser a fee of $250,000,000 (the “Plum Creek Termination Fee”) if:

(i) (A) Weyerhaeuser terminates this Agreement pursuant to (x) Section 8.01(e) or (y) Section 8.01(c) as a result of a material breach of Section 5.03 or (B) either Weyerhaeuser or Plum Creek terminates this Agreement pursuant to Section 8.01(b)(i) or 8.01(b)(iv) at any time at or after which Weyerhaeuser would have been permitted to terminate this Agreement pursuant to Section 8.01(e) or Section 8.01(c) as a result of a material breach of Section 5.03; or

(ii) (A) prior to the Plum Creek Stockholders Meeting, a Plum Creek Takeover Proposal is made to Plum Creek or is made directly to the stockholders of Plum Creek generally or otherwise becomes publicly known or any Person has publicly announced an intention (whether or not conditional) to make a Plum Creek Takeover Proposal, (B) thereafter this Agreement is terminated by Plum Creek or Weyerhaeuser pursuant to Section 8.01(b)(i) (if the Plum Creek Stockholders Meeting has not been held) or by Plum Creek or Weyerhaeuser pursuant to Section 8.01(b)(iv) and (C) within 12 months of such termination, Plum Creek enters into a definitive Contract to consummate a Plum Creek Takeover Proposal which is later consummated or a Plum Creek Takeover Proposal is consummated. For the purposes of Section 6.06(b)(ii)(C) only, the term “Plum Creek Takeover Proposal” shall have the meaning assigned to such term in Section 5.03(e) except that all references to “15%” therein shall be deemed to be references to “50%”.

Any Plum Creek Termination Fee due under this Section 6.06(b) shall be paid by wire transfer of same-day funds (x) in the case of clause (i) above, on the second Business Day immediately following the date of termination of this Agreement and (y) in the case of clause (ii) above, on the second Business Day following the consummation of such Plum Creek Takeover Proposal.

(c) Weyerhaeuser shall pay to Plum Creek a fee of $250,000,000 (the “Weyerhaeuser Termination Fee”) if:

(i) (A) Plum Creek terminates this Agreement pursuant to (x) Section 8.01(f) or (y) Section 8.01(d) as a result of a material breach of Section 5.02 or (B) either Weyerhaeuser or Plum Creek terminates this Agreement pursuant to Section 8.01(b)(i) or 8.01(b)(iii) at any time at or after which Plum Creek would have been permitted to terminate this Agreement pursuant to Section 8.01(f) or Section 8.01(d) as a result of a material breach of Section 5.02; or

(ii) (A) prior to the Weyerhaeuser Shareholders Meeting, a Weyerhaeuser Takeover Proposal is made to Weyerhaeuser or is made directly to the shareholders of Weyerhaeuser generally or otherwise becomes publicly known or any Person has publicly announced an intention (whether or not conditional) to make a Weyerhaeuser Takeover Proposal, (B) thereafter this Agreement is terminated by Weyerhaeuser or Plum Creek pursuant to Section 8.01(b)(i) (if the Weyerhaeuser Shareholders Meeting has not been held) or by Weyerhaeuser or Plum Creek pursuant to Section 8.01(b)(iii) and (C) within 12 months of such termination, Weyerhaeuser enters into a definitive Contract to consummate a Weyerhaeuser Takeover Proposal which is later consummated or a Weyerhaeuser Takeover Proposal is consummated. For the purposes of

Section 6.06(c)(ii)(C) only, the term “Weyerhaeuser Takeover Proposal” shall have the meaning assigned to such term in Section 5.02(e) except that all references to “15%” therein shall be deemed to be references to “50%”.

Any Weyerhaeuser Termination Fee due under this Section 6.06(c) shall be paid by wire transfer of same-day funds (x) in the case of clause (i) above, on the second Business Day immediately following the date of termination of this Agreement and (y) in the case of clause (ii) above, on the second Business Day following the consummation of such Weyerhaeuser Takeover Proposal.

(d) In the event that this Agreement is terminated by either Weyerhaeuser or Plum Creek pursuant to Section 8.01(b)(iv), then Plum Creek shall pay to Weyerhaeuser all of the reasonable documented out-of-pocket fees and expenses incurred by Weyerhaeuser or its Subsidiaries in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement up to a maximum of $40,000,000 (the “Plum Creek Expense Reimbursement”). Any Plum Creek Expense Reimbursement due under this Section 6.06(d) shall be paid by wire transfer of same day funds on the later of (x) the second Business Day immediately following the date of termination of this Agreement and (y) Plum Creek’s receipt of a written statement setting forth the amount of such Plum Creek Expense Reimbursement and attaching any applicable documentation. In the event any Plum Creek Termination Fee is payable after the time Plum Creek pays any Plum Creek Expense Reimbursement pursuant to this Section 6.06(d), the amount of the Plum Creek Termination Fee payable by Plum Creek shall be reduced by such Plum Creek Expense Reimbursement amount actually paid to Weyerhaeuser.

(e) In the event that this Agreement is terminated by either Weyerhaeuser or Plum Creek pursuant to Section 8.01(b)(iii), then Weyerhaeuser shall pay to Plum Creek all of the reasonable documented out-of-pocket fees and expenses incurred by Plum Creek or its Subsidiaries in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement up to a maximum of $40,000,000 (the “Weyerhaeuser Expense Reimbursement”). Any Weyerhaeuser Expense Reimbursement due under this Section 6.06(e) shall be paid by wire transfer of same day funds on the later of (x) the second Business Day immediately following the date of termination of this Agreement and (y) Weyerhaeuser’s receipt of a written statement setting forth the amount of such Weyerhaeuser Expense Reimbursement and attaching any applicable documentation. In the event any Weyerhaeuser Termination Fee is payable after the time Weyerhaeuser pays any Weyerhaeuser Expense Reimbursement pursuant to this Section 6.06(e), the amount of the Weyerhaeuser Termination Fee payable by Weyerhaeuser shall be reduced by such Weyerhaeuser Expense Reimbursement amount actually paid to Plum Creek.

(f) Weyerhaeuser and Plum Creek acknowledge and agree that the agreements contained in Sections 6.06(b), 6.06(c), 6.06(d) and 6.06(e) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither Plum Creek nor Weyerhaeuser would enter into this Agreement. Accordingly, if Weyerhaeuser fails promptly to pay the amount due pursuant to Section 6.06(c) or 6.06(e) or Plum Creek fails promptly to pay the amount due pursuant to Section 6.06(b) or 6.06(d), and, in order to obtain such payment, the Person owed such payment commences a suit, action or other proceeding that results in a Judgment in its favor for such payment, the Person owing such payment shall pay to the Person owed such payment its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, action or other proceeding, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at the prime rate as published by The Wall Street Journal in effect on the date such payment was required to be made. In no event shall either party be obligated to pay more than one termination fee pursuant to this Section 6.06. Notwithstanding anything to the contrary in this Agreement, in the event that the Weyerhaeuser Termination Fee or the Plum Creek Termination Fee is payable and actually paid to Weyerhaeuser or Plum Creek in accordance with this Section 6.06, payment of such Weyerhaeuser Termination Fee or Plum Creek Termination Fee, as applicable, shall be the sole and exclusive remedy of the non-terminating party and its Affiliates against any other party or such other party’s Affiliates and other Representatives, for any loss or damage based upon, arising out of or relating to this Agreement or the negotiation, execution or performance hereof or the transactions contemplated hereby.

(g) Notwithstanding anything to the contrary contained in this Agreement, the provisions of this Section 6.06(g) shall apply with respect to the payment of the Termination Payment required to be made hereunder:

(i) If either Weyerhaeuser or Plum Creek, as applicable, (the “Termination Payor”) is required to pay the other (the “Termination Payee”) the Weyerhaeuser Termination Fee or the Plum Creek Termination Fee, as applicable, (the “Termination Payment”), such Termination Payment shall be paid into escrow on the date such Termination Payment is required to be paid by the Termination Payor pursuant to this Agreement by wire transfer of same-day funds to an escrow account designated in accordance with this Section 6.06(g). In the event that the Termination Payor is obligated to pay the Termination Payee the Termination Payment, the amount payable to the Termination Payee in any tax year of the Termination Payee shall not exceed the lesser of (A) the Termination Payment payable to the Termination Payee and (B) the sum of (1) the maximum amount that can be paid to the Termination Payee without causing the Termination Payee to fail to meet the requirements of Sections 856(c)(2) and 856(c)(3) of the Code for the relevant tax year, determined as if the payment of such amount did not constitute income described in Section 856(c)(2) or 856(c)(3) of the Code (“Qualifying Income”) and the Termination Payee has $1,000,000 of income from unknown sources during such year which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in each case, as determined by the Termination Payee’s independent accountants, plus (2) in the event the Termination Payee receives either (x) a letter from the Termination Payee’s counsel indicating that the Termination Payee has received a ruling from the IRS as described below in this Section 6.06(g) or (y) an opinion from the Termination Payee’s outside counsel as described below in this Section 6.06(g), an amount equal to the excess of the Termination Payment less the amount payable under clause (1) above.

(ii) To secure the Termination Payor’s obligation to pay these amounts, the Termination Payor shall deposit into escrow an amount in cash equal to the Termination Payment with a nationally recognized escrow agent selected by the Termination Payor on such terms (subject to this Section 6.06(g)) as shall be mutually agreed upon by the Termination Payor, the Termination Payee and the escrow agent. The payment or deposit into escrow of the Termination Payment pursuant to this Section 6.06(g) shall be made at the time the Termination Payor is obligated to pay the Termination Payee such amount pursuant to Section 6.06 by wire transfer. The escrow agreement shall provide that the Termination Payment in escrow or any portion thereof shall not be released to the Termination Payee unless the escrow agent receives any one or combination of the following: (A) a letter from the Termination Payee’s independent accountants indicating the maximum amount that can be paid by the escrow agent to the Termination Payee without causing the Termination Payee to fail to meet the requirements of Sections 856(c)(2) and 856(c)(2)(3) of the Code determined as if the payment of such amount did not constitute Qualifying Income and the Termination Payee has $1,000,000 of income from unknown sources during such year which is not Qualifying Income (in addition to any known or anticipated income which is not Qualifying Income), in which case the escrow agent shall release such amount to the Termination Payee, or (B) a letter from the Termination Payee’s counsel indicating that (1) the Termination Payee received a ruling from the IRS holding that the receipt by the Termination Payee of the Termination Payment would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and 856(c)(3) of the Code or (2) the Termination Payee’s outside counsel has rendered a legal opinion to the effect that the receipt by the Termination Payee of the Termination Payment should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and 856(c)(3) of the Code, in which case the escrow agent shall release the remainder of the Termination Payment to the Termination Payee. The Termination Payor agrees to amend this Section 6.06(g) at the reasonable request of the Termination Payee in order to (x) maximize the portion of the Termination Payment that may be distributed to the Termination Payee hereunder without causing the Termination Payee to fail to meet the requirements of Sections 856(c)(2) and 856(c)(3) of the Code or (y) assist the Termination Payee in obtaining a favorable ruling or legal opinion from its outside counsel, in each case, as described in this Section 6.06(g). Any amount of the Termination Payment that remains unpaid as of the end of a taxable year shall be paid as soon as possible during the following taxable year, subject to the foregoing limitations of this Section 6.06(g).

SECTION 6.07. Certain Tax Matters. For United States Federal income Tax purposes, it is intended that (a) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (b) with respect to the Merger, this Agreement will constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and (c) with respect to the Merger, Weyerhaeuser and Plum Creek will each be a party to the reorganization within the meaning of Section 368(b) of the Code (the qualifications and other matters referred to in clauses (a) through (c), collectively, the “Intended Tax Treatment”). The parties shall cooperate with each other and use reasonable best efforts to cause the Intended Tax Treatment to be obtained, including (i) refraining from any action that such party knows is reasonably likely to prevent the Intended Tax Treatment, (ii) executing such amendments to this Agreement as may be reasonably required in order to obtain the Intended Tax Treatment (it being understood that no party will be required to agree to any such amendment that it determines in good faith materially adversely affects the value of the Merger and the other transactions contemplated by this Agreement to such party or its shareholders or stockholders, as applicable) and (iii) using reasonable best efforts to obtain the opinions referred to in Sections 7.02(e) and 7.03(e), including by executing customary letters of representation.

SECTION 6.08. Transaction Litigation. Notwithstanding anything in Section 5.01 of this Agreement to the contrary, each of Plum Creek and Weyerhaeuser shall (a) promptly (and in any event, within one Business Day) inform the other orally and in writing of any stockholder or shareholder litigation or suit, action or other proceeding brought or threatened against such party or any of its directors or officers relating to the Merger and the other transactions contemplated by this Agreement and keep the other party fully informed on a current basis with respect to the status thereof (including by promptly furnishing to the other party and its Representatives such information relating to such litigation as such Persons may reasonably request), (b) give the other party the opportunity and right to participate in the defense of any such litigation at its sole cost and expense, including in any and all proceedings related to any such litigation and any proposed settlement or disposition thereof and (c) not cease to defend, consent to the entry of any judgment, offer to settle, enter into any settlement or take any other material action with respect to any such shareholder litigation or proceeding, without the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed. Without limiting in any way the parties’ obligations under Section 6.03, each of Weyerhaeuser and Plum Creek shall cooperate, shall cause the Weyerhaeuser Subsidiaries and the Plum Creek Subsidiaries, as applicable, to cooperate and shall use its reasonable best efforts to cause its Representatives to cooperate in the defense against such litigation.

SECTION 6.09. Section 16 Matters. Prior to the Effective Time, Weyerhaeuser and Plum Creek each shall take all such steps as may be required to cause (a) any dispositions of Plum Creek Common Stock (including derivative securities with respect to Plum Creek Common Stock) resulting from the Merger and the other transactions contemplated by this Agreement by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Plum Creek immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act and (b) any acquisitions of Weyerhaeuser Common Shares (including derivative securities with respect to Weyerhaeuser Common Shares) resulting from the Merger and the other transactions contemplated by this Agreement by each individual who may become or is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Weyerhaeuser at or immediately following the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 6.10. Governance Matters. Weyerhaeuser and Plum Creek shall take all actions necessary so that the matters set forth on Exhibit A occur effective upon the Closing.

SECTION 6.11. Financing. (a) Subject to Sections 6.11(b) and 6.11(c), Plum Creek shall provide, and shall cause the Plum Creek Subsidiaries to provide, and shall use reasonable best efforts to cause its and their respective Representatives to provide, on a timely basis, all cooperation reasonably requested by Weyerhaeuser that is reasonably necessary to assist Weyerhaeuser in connection with Weyerhaeuser obtaining any debt financing in connection with the refinancing of any of Plum Creek’s or any Plum Creek Subsidiaries’

Indebtedness or in connection with raising capital to repurchase Weyerhaeuser Common Shares (any such debt financing or capital raising, the “Financing”).

(b) Notwithstanding anything in this Agreement to the contrary, (x) none of Plum Creek nor any of the Plum Creek Subsidiaries or their respective Representatives shall be required to take or permit the taking of any action that would (i) unreasonably interfere with the ongoing operations of Plum Creek or any Plum Creek Subsidiary, (ii) cause any director, officer or other employee of Plum Creek or any Plum Creek Subsidiary to incur any personal liability (it being understood that this clause (ii) shall not excuse any such director, officer or other employee from delivering customary certificates, legal opinions or other customary closing documents reasonably requested by Weyerhaeuser), (iii) conflict with the organizational documents of Plum Creek or any Laws, (iv) result in the contravention of, or a violation or breach of, or a default (with or without notice, lapse of time, or both) under, this Agreement or any material Contract to which Plum Creek or any Plum Creek Subsidiary is a party or (v) provide access to or disclose information that Plum Creek or any Plum Creek Subsidiary reasonably determines is subject to any attorney-client privilege of Plum Creek or any Plum Creek Subsidiary (provided that Plum Creek shall use its reasonable best efforts to allow for such access or disclosure (or as much of it as possible) in a manner that does not result in a loss of attorney-client privilege); (y) none of Plum Creek nor any of the Plum Creek Subsidiaries shall be required to prepare separate financial statements for any Plum Creek Subsidiary or change any fiscal period and (z) no obligation of Plum Creek or any Plum Creek Subsidiary under any agreement, certificate, document or instrument provided in connection with the Financing shall be effective prior to the Effective Time. Weyerhaeuser may, with the prior written consent of Plum Creek, which consent shall not be unreasonably withheld, use the logos of Plum Creek and its Subsidiaries in connection with the Financing in a manner that is not intended to or reasonably likely to harm or disparage Plum Creek or any Plum Creek Subsidiary or the reputation or goodwill of Plum Creek or any Plum Creek Subsidiary.

(c) All non-public or otherwise confidential information regarding Plum Creek or any Plum Creek Subsidiary obtained by Weyerhaeuser or any of its Affiliates or their respective Representatives or any financing source pursuant to this Section 6.11 shall be kept confidential in accordance with the Confidentiality Agreement. Plum Creek and Weyerhaeuser acknowledge and agree that the Confidentiality Agreement is hereby amended to include all actual or prospective sources of debt financing (and Representatives of such financing sources) in the term “Representative” as such term is defined in the Confidentiality Agreement.

SECTION 6.12. Public Announcements. Except with respect to any Weyerhaeuser Adverse Recommendation Change or Plum Creek Adverse Recommendation Change made in accordance with the terms of this Agreement, Weyerhaeuser and Plum Creek shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Merger and the other transactions contemplated by this Agreement and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. The initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in a form agreed to by the parties.

SECTION 6.13. Stock Exchange Listing. Weyerhaeuser shall use its reasonable best efforts to cause the Weyerhaeuser Common Shares to be issued in the Merger and upon the exercise or settlement, as applicable, of Plum Creek Stock Options, Plum Creek Restricted Stock Units, Plum Creek Deferred Stock Units and Post-2014 Value Management Awards following the Effective Time, to be approved for listing on the NYSE, in each case subject to official notice of issuance, prior to the Closing Date. Plum Creek shall cooperate with Weyerhaeuser in connection with the foregoing, including the provision of information reasonably requested by Weyerhaeuser in connection therewith.

SECTION 6.14. Stock Exchange De-listing. Each of Weyerhaeuser and Plum Creek shall use its reasonable best efforts to cause the shares of Plum Creek Common Stock and any other securities of Plum Creek specified by Weyerhaeuser to be de-listed from the NYSE and de-registered under the Exchange Act as soon as reasonably practicable following the Effective Time.

SECTION 6.15. Coordination of Dividends. (a) Weyerhaeuser and Plum Creek shall coordinate with each other to designate the same record and payment dates for any quarterly dividends or distributions declared in accordance with this Agreement in any calendar quarter in which the Closing Date might reasonably be expected to occur such that (i) no holder of Weyerhaeuser Common Shares or Plum Creek Common Stock will receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to its Weyerhaeuser Common Shares or its shares of Plum Creek Common Stock, including Weyerhaeuser Common Shares issued in connection with the Merger, and (ii) the quarterly payments of dividends to the holders of Weyerhaeuser Common Shares (and any necessary adjustments to Plum Creek’s schedule for the quarterly declaration of dividends and the record dates and payment dates relating thereto) will be made substantially in accordance with Weyerhaeuser’s historical quarterly dividend payment schedule.

(b) If either party determines, after consultation with its nationally recognized Tax counsel and with the other party, that it is necessary to declare, set aside or pay any dividend on, or make any other distribution (in cash or Weyerhaeuser Common Shares or shares of Plum Creek Common Stock, as applicable, or any combination thereof) in respect of, Weyerhaeuser Common Shares or shares of Plum Creek Common Stock, as applicable, in order to meet the distribution requirements set forth in Section 857(a) of the Code and maintain its qualification as a REIT under the Code or applicable state Law (any such distribution, a “Special Distribution”, and the per share amount of such distribution, the “Special Distribution Per Share”), it shall (i) notify the other party promptly (and in any event within 24 hours) of such determination, including the size and character of such Special Distribution and the reasons therefor, (ii) to the maximum extent possible, make the Special Distribution in the form of Weyerhaeuser Common Shares or shares of Plum Creek Common Stock, as applicable, and (iii) be entitled to declare and pay such Special Distribution. If any Special Distribution (or portion thereof) is made in the form of shares of common stock of the party making the Special Distribution, the Exchange Ratio shall be adjusted as provided for in Section 2.01(b). If any Special Distribution (or portion thereof) is made in the form of cash, then the other party shall be entitled to declare and pay a dividend per share (1) in the case of Weyerhaeuser, to holders of Weyerhaeuser Common Shares, in an amount per Weyerhaeuser Common Share equal to (x) the Special Distribution Per Share declared by Plum Creek with respect to each share of Plum Creek Common Stock divided by (y) the Exchange Ratio and (2) in the case of Plum Creek, to holders of shares of Plum Creek Common Stock, in an amount per share of Plum Creek Common Stock equal to (A) the Special Distribution Per Share declared by Weyerhaeuser with respect to each Weyerhaeuser Common Share multiplied by (B) the Exchange Ratio.

SECTION 6.16. Employee Matters. (a) During the period commencing at the Effective Time and ending on December 31 of the year in which the Effective Time occurs, Weyerhaeuser shall provide each individual who is actively employed by Plum Creek or any of its Subsidiaries immediately prior to the Effective Time and who continues employment during such period (the “Plum Creek Employees”) with compensation opportunities and benefits that are substantially comparable in the aggregate to the compensation opportunities and benefits provided to Plum Creek Employees immediately prior to the Effective Time.

(b) For purposes of determining (i) eligibility to participate and vesting with respect to the benefit plans maintained by Weyerhaeuser or any Weyerhaeuser Subsidiary (including the Weyerhaeuser 401(k) Plan) and (ii) level of benefits under vacation and severance plans and arrangements (and not any other plans or arrangements) maintained by Weyerhaeuser or any Weyerhaeuser Subsidiary, service with Plum Creek or any Plum Creek Subsidiary (or any predecessor employer of an employee of Plum Creek or any Plum Creek Subsidiary, to the extent service with such predecessor employer is recognized by Plum Creek or the applicable Plum Creek Subsidiary as of the date of this Agreement) prior to the Effective Time shall be treated as service with Weyerhaeuser or the Weyerhaeuser Subsidiaries; provided, however, that such service need not be recognized to the extent (A) that such recognition would result in any duplication of benefits, (B) not recognized by Plum Creek or a Plum Creek Subsidiary, as applicable, for similar purposes or (C) that such recognition would apply for the purpose of any plan, program or arrangement under which similarly situated employees of Weyerhaeuser and the Weyerhaeuser Subsidiaries do not receive credit for prior service (including prior service with predecessor employers) or that is grandfathered or frozen, either with respect to eligibility to participate, vesting or level of benefits. Weyerhaeuser and Plum Creek agree to take, or cause to be taken, the actions described in Section 6.16(b) of the Plum Creek Disclosure Letter.

(c) During the period commencing at the Effective Time and ending December 31 of the year in which the Effective Time occurs, with respect to any Plum Creek Employee whose employment is terminated by Weyerhaeuser or any Weyerhaeuser Subsidiary, Weyerhaeuser shall provide, or shall cause such Weyerhaeuser Subsidiary to provide, severance benefits to such Plum Creek Employee, which shall be determined and payable in accordance with the severance benefit plan, agreement, practice or arrangement maintained by Plum Creek or any of the Plum Creek Subsidiaries for the benefit of such Plum Creek Employee immediately prior to the Effective Time, to the extent set forth on Section 6.16(c) of the Plum Creek Disclosure Letter, taking into account all service with Plum Creek, Weyerhaeuser or any of their respective Subsidiaries in determining eligibility for severance benefits and the amount of severance benefits payable.

(d) For purposes of each benefit plan of Weyerhaeuser or the Weyerhaeuser Subsidiaries, Weyerhaeuser and the Weyerhaeuser Subsidiaries shall use reasonable best efforts to (i) cause all pre-existing condition exclusions and actively-at-work requirements of such plans to be waived for employees of Plum Creek and the Plum Creek Subsidiaries and their covered dependents (other than limitations, including pre-existing conditions exclusions, or waiting periods that are already in effect with respect to such employees and dependents under the benefit plans of Plum Creek and the Plum Creek Subsidiaries and that have not been satisfied as of the date such employees and dependents commence participation in such benefit plans of Weyerhaeuser and the Weyerhaeuser Subsidiaries) and (ii) give full credit for all co-payments and deductibles to the extent satisfied in the plan year in which the Effective Time occurs (or the year in which employees of Plum Creek and the Plum Creek Subsidiaries and their dependents commence participation in the benefit plans of Weyerhaeuser and the Weyerhaeuser Subsidiaries, if later) as if there had been a single continuous employer if such co-payments and deductibles are submitted to the administrator of the benefit plans of the Weyerhaeuser and the Weyerhaeuser Subsidiaries within 90 days following the Effective Time.

(e) This Section 6.16 shall be binding upon and shall inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 6.16, express or implied, (i) is intended to confer upon any other person (including any current or former directors, officers, consultants or employees of any of Plum Creek or any Plum Creek Subsidiary or, on or after the Effective Time, the Surviving Corporation or any of its subsidiaries) any rights or remedies of any nature whatsoever, (ii) is intended to be, shall constitute or be construed as an amendment to or modification of any employee benefit plan, program, policy, agreement or arrangement of Weyerhaeuser, Plum Creek, the Surviving Corporation or any respective Subsidiary thereof or (iii) obligates Weyerhaeuser or any of the Weyerhaeuser Subsidiaries to retain the employment of any particular employee of Plum Creek or any Plum Creek Subsidiary following the Effective Time.

ARTICLE VII

Conditions Precedent

SECTION 7.01. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Shareholder and Stockholder Approvals. The Weyerhaeuser Shareholder Approval and the Plum Creek Stockholder Approval shall have been obtained.

(b) Listing. The Weyerhaeuser Common Shares issuable (i) as Merger Consideration pursuant to this Agreement and (ii) upon the exercise or settlement, as applicable, of Plum Creek Stock Options, Plum Creek Restricted Stock Units, Plum Creek Deferred Stock Units and Post-2014 Value Management Awards following the Effective Time, shall have been approved for listing on the NYSE, in each case subject to official notice of issuance.

(c) Governmental Approvals. All Consents, if any, required to be obtained (i) under any foreign antitrust, competition, foreign investment, trade regulation or similar Laws or (ii) from or of any Governmental Entity, in each case in connection with the consummation of the Merger and the transactions contemplated by this Agreement, shall have been obtained, except, in the case of clauses (i) and (ii), for those Consents which are immaterial to the Combined Company (provided that for purposes of determining whether any Consent is immaterial to the Combined Company, the Combined Company will be deemed to be a company the size of Weyerhaeuser and its Subsidiaries, taken as a whole).

(d) No Legal Restraints. No applicable Law and no Judgment, preliminary, temporary or permanent, issued by any court or tribunal of competent jurisdiction (collectively, the “Legal Restraints”) shall be in effect, in each case that prevents, makes illegal or prohibits the consummation of the Merger or that (i) prohibits, restrains or otherwise interferes with the Merger or the ownership or operation of all or any portion of the business, properties or assets of Weyerhaeuser or any Weyerhaeuser Subsidiary or of Plum Creek or any Plum Creek Subsidiary or compels Weyerhaeuser or any Weyerhaeuser Subsidiary to dispose of or hold separate all or any portion of the business, properties or assets of Weyerhaeuser or any Weyerhaeuser Subsidiary or of Plum Creek or any Plum Creek Subsidiary or (ii) seeks divestiture of any shares of Plum Creek Common Stock or imposes or confirms limitations on the ability of Weyerhaeuser or any Weyerhaeuser Subsidiary effectively to exercise full rights of ownership of the shares of Plum Creek Common Stock, including the right to vote, in the case of clause (i) or clause (ii), which would reasonably be expected (after giving effect to any reasonably expected proceeds of any divestiture or sale of assets) to have a Regulatory Material Adverse Effect on Weyerhaeuser or Plum Creek.

(e) Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

SECTION 7.02. Conditions to Obligation of Weyerhaeuser. The obligation of Weyerhaeuser to consummate the Merger is further subject to the following conditions:

(a) Representations and Warranties. The representations and warranties of Plum Creek contained in this Agreement (except for the representations and warranties contained in Sections 4.03, 4.04 and 4.20) shall be true and correct (without giving effect to any limitation as to “materiality” or “Plum Creek Material Adverse Effect” set forth therein) at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Plum Creek Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Plum Creek Material Adverse Effect, and the representations and warranties of Plum Creek contained in Sections 4.03, 4.04 and 4.20 shall be true and correct in all material respects at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date). Weyerhaeuser shall have received a certificate signed on behalf of Plum Creek by an executive officer of Plum Creek to such effect.

(b) Performance of Obligations of Plum Creek. Plum Creek shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Weyerhaeuser shall have received a certificate signed on behalf of Plum Creek by an executive officer of Plum Creek to such effect.

(c) Absence of Plum Creek Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Plum Creek Material Adverse Effect, and which has not been ameliorated or cured such that a Plum Creek Material Adverse Effect no longer exists.

(d) REIT Opinion. Plum Creek shall have received the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, or such other nationally recognized Tax counsel reasonably satisfactory to Weyerhaeuser, in form and substance reasonably satisfactory to Weyerhaeuser, as of the Closing Date, to the effect that commencing with Plum Creek’s taxable year ended December 31, 1999, Plum Creek has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code. In rendering the opinion described in this Section 7.02(d), the Tax counsel rendering such opinion may require and rely upon (and may incorporate by reference) reasonable and customary representations and covenants, including those contained in certificates of officers of Plum Creek.

(e) Merger Opinion. Weyerhaeuser shall have received the opinion of Covington & Burling LLP, or such other nationally recognized Tax counsel reasonably satisfactory to Plum Creek, as of the Closing Date, to the effect that the Merger will qualify as a tax-free reorganization. In rendering the opinion described in this Section 7.02(e), the Tax counsel rendering such opinion may require and rely upon (and may incorporate by reference) reasonable and customary representations and covenants, including those contained in certificates of officers of Weyerhaeuser.

(f) Special Distribution. Since the date of this Agreement, Plum Creek shall not have declared or paid a Special Distribution in cash in an aggregate amount, together with any cash dividend or distribution Weyerhaeuser is permitted to declare and pay as a result of such Special Distribution, the proximate result of which is a Below Investment Grade Ratings Event.

SECTION 7.03. Conditions to Obligation of Plum Creek. The obligation of Plum Creek to consummate the Merger is further subject to the following conditions:

(a) Representations and Warranties. The representations and warranties of Weyerhaeuser contained in this Agreement (except for the representations and warranties contained in Sections 3.03, 3.04 and 3.20) shall be true and correct (without giving effect to any limitation as to “materiality” or “Weyerhaeuser Material Adverse Effect” set forth therein) at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Weyerhaeuser Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Weyerhaeuser Material Adverse Effect, and the representations and warranties of Weyerhaeuser contained in Sections 3.03, 3.04 and 3.20 shall be true and correct in all material respects at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date). Plum Creek shall have received a certificate signed on behalf of Weyerhaeuser by an executive officer of Weyerhaeuser to such effect.

(b) Performance of Obligations of Weyerhaeuser. Weyerhaeuser shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Plum Creek shall have received a certificate signed on behalf of Weyerhaeuser by an executive officer of Weyerhaeuser to such effect.

(c) Absence of Weyerhaeuser Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Weyerhaeuser Material Adverse Effect, and which has not been ameliorated or cured such that a Weyerhaeuser Material Adverse Effect no longer exists.

(d) REIT Opinion. Weyerhaeuser shall have received the opinion of Covington & Burling LLP, or such other nationally recognized Tax counsel reasonably satisfactory to Plum Creek, in form and substance reasonably satisfactory to Plum Creek, as of the Closing Date, to the effect that commencing with Weyerhaeuser’s taxable year ended December 31, 2010, Weyerhaeuser has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code. In rendering the opinion described in this Section 7.03(d), the Tax counsel rendering such opinion may require and rely upon (and may incorporate by reference) reasonable and customary representations and covenants, including those contained in certificates of officers of Weyerhaeuser.

(e) Merger Opinion. Plum Creek shall have received the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, or such other nationally recognized Tax counsel reasonably satisfactory to Weyerhaeuser, as of the Closing Date, to the effect that the Merger will qualify as a tax-free reorganization. In rendering the opinion described in this Section 7.03(e), the Tax counsel rendering such opinion may require and rely upon (and may incorporate by reference) reasonable and customary representations and covenants, including those contained in certificates of officers of Plum Creek.

(f) Special Distribution. Since the date of this Agreement, Weyerhaeuser shall not have declared or paid a Special Distribution in cash in an aggregate amount, together with any cash dividend or distribution Plum Creek is permitted to declare and pay as a result of such Special Distribution, the proximate result of which is a Below Investment Grade Ratings Event.

ARTICLE VIII

Termination, Amendment and Waiver

SECTION 8.01. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the receipt of the Weyerhaeuser Shareholder Approval or the Plum Creek Stockholder Approval, as follows:

(a) by mutual written consent of Weyerhaeuser and Plum Creek;

(b) by either Weyerhaeuser or Plum Creek:

(i) if the Merger is not consummated on or before September 30, 2016 (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any party if such failure of the Merger to occur on or before the End Date is the result of a breach of this Agreement by such party or the failure of any representation or warranty of such party contained in this Agreement to be true and correct;

(ii) if the condition set forth in Section 7.01(d) is not satisfied and the Legal Restraint giving rise to such non-satisfaction shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 8.01(b)(ii) shall not be available to any party if such failure to satisfy the condition set forth in Section 7.01(d) is the result of the failure of such party to have complied with its obligations pursuant to Section 6.03;

(iii) if the Weyerhaeuser Shareholder Approval is not obtained at the Weyerhaeuser Shareholders Meeting duly convened (unless such Weyerhaeuser Shareholders Meeting has been adjourned, in which case at the final adjournment thereof); or

(iv) if the Plum Creek Stockholder Approval is not obtained at the Plum Creek Stockholders Meeting duly convened (unless such Plum Creek Stockholders Meeting has been adjourned, in which case at the final adjournment thereof);

(c) by Weyerhaeuser, if Plum Creek breaches or fails to perform any of its obligations under this Agreement, or if any of the representations or warranties of Plum Creek contained herein fails to be true and correct, which breach or failure (i) would give rise to the failure of a condition set forth in Section 7.02(a) or 7.02(b) and (ii) is not reasonably capable of being cured by Plum Creek by the End Date or is not cured by Plum Creek within 45 days after receiving written notice from Weyerhaeuser (provided that Weyerhaeuser is not then in breach of any covenant or agreement contained in this Agreement and no representation or warranty of Weyerhaeuser contained in this Agreement then fails to be true and correct such that the conditions set forth in Section 7.03(a) or 7.03(b) could not then be satisfied);

(d) by Plum Creek, if Weyerhaeuser breaches or fails to perform any of its obligations under this Agreement, or if any of the representations or warranties of Weyerhaeuser contained herein fails to be true and correct, which breach or failure (i) would give rise to the failure of a condition set forth in Section 7.03(a) or 7.03(b) and (ii) is not reasonably capable of being cured by Weyerhaeuser by the End Date or is not cured by Weyerhaeuser within 45 days after receiving written notice from Plum Creek (provided that Plum Creek is not then in breach of any covenant or agreement contained in this Agreement and no representation or warranty of Plum Creek contained in this Agreement then fails to be true and correct such that the conditions set forth in Section 7.02(a) or 7.02(b) could not then be satisfied);

(e) by Weyerhaeuser, if a Plum Creek Adverse Recommendation Change shall have occurred; or

(f) by Plum Creek, if a Weyerhaeuser Adverse Recommendation Change shall have occurred.

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e) or (f) of this Section 8.01 shall give written notice of such termination to the other parties in accordance with Section 9.02, specifying the provision of this Agreement pursuant to which such termination is effected.

SECTION 8.02. Effect of Termination. In the event of termination of this Agreement by either Weyerhaeuser or Plum Creek as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Weyerhaeuser or Plum Creek, other than the last sentence of Section 6.02, Section 6.06, this Section 8.02 and Article IX, which provisions shall survive such termination, and no such termination shall relieve any party from any liability for fraudulent misrepresentation, intentional misrepresentation or intentional breach of any covenant or agreement set forth in this Agreement.

SECTION 8.03. Amendment. Prior to the Effective Time, this Agreement may be amended by the parties at any time before or after receipt of the Weyerhaeuser Shareholder Approval or the Plum Creek Stockholder Approval; provided, however, that (i) after receipt of the Weyerhaeuser Shareholder Approval, there shall be made no amendment that by Law requires further approval by the shareholders of Weyerhaeuser without the further approval of such shareholders and (ii) after receipt of the Plum Creek Stockholder Approval, there shall be made no amendment that by Law requires further approval by the stockholders of Plum Creek without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

SECTION 8.04. Extension; Waiver. At any time prior to the Effective Time, either party may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties made by the other party contained in this Agreement or in any document delivered by the other party pursuant to this Agreement, (iii) waive compliance with any covenants and agreements of the other party contained in this Agreement or (iv) waive the satisfaction by the other party of any of the conditions to such party’s obligations contained in this Agreement. No extension or waiver by Weyerhaeuser shall require the approval of the shareholders of Weyerhaeuser unless such approval is required by Law, and no extension or waiver by Plum Creek shall require the approval of the stockholders of Plum Creek unless such approval is required by Law. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

SECTION 8.05. Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to Section 8.03 or an extension or waiver pursuant to Section 8.04 shall, in order to be effective, require, in the case of Weyerhaeuser or Plum Creek, action by such party’s Board of Directors or the duly authorized designee of such party’s Board of Directors. Termination of this Agreement prior to the Effective Time shall not require the approval of the shareholders of Weyerhaeuser or the stockholders of Plum Creek.

ARTICLE IX

General Provisions

SECTION 9.01. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.01 shall not limit Section 8.02 or any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

SECTION 9.02. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given upon receipt by the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Weyerhaeuser, to:

Weyerhaeuser Company 33663 Weyerhaeuser Way South Federal Way, Washington 98003 Phone: (253) 924-2802 Facsimile: (253) 928-2298

Attention: General Counsel

with a copy to:

Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019
Phone:	(212) 474-1000
Facsimile:	(212) 474-3700

Attention:	Richard Hall
Erik R. Tavzel

(b) if to Plum Creek, to:

Plum Creek Timber Company, Inc. 601 Union Street, Suite 3100 Seattle, WA 98101

Phone:	(206) 467-3600
Facsimile:	(206) 467-3799 and
(206) 467-3790

Attention:	Rick R. Holley
James A. Kraft

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue, Suite 1400 Palo Alto, California 94301
Phone:	(650) 470-4500
Facsimile:	(650) 470-4570

Attention:	Kenton J. King
Leif B. King

SECTION 9.03. Definitions. For purposes of this Agreement:

“2008 Audit Inquiry” means the audit by the IRS of Plum Creek’s 2008 federal income tax return as described in the Filed Plum Creek Reporting Documents.

An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Below Investment Grade Ratings Event” means any Indebtedness of Weyerhaeuser or Plum Creek is rated below Baa3 (or the equivalent) by Moody’s Investors Service, Inc. or BBB- (or the equivalent) by Standard & Poor’s Rating Services on any day after the announcement, declaration or paying of a Special Distribution.

“Business Day” means any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York City.

“Code” means the Internal Revenue Code of 1986.

“Combined Company” means Weyerhaeuser, the Weyerhaeuser Subsidiaries, Plum Creek and the Plum Creek Subsidiaries, taken as a whole, combined in the manner currently intended by the parties.

“Commonly Controlled Entity” means any person, entity, trade or business that, together with Plum Creek or any Plum Creek Subsidiary, or Weyerhaeuser or any Weyerhaeuser Subsidiary, as applicable, is or was at the relevant time treated as a single employer under Section 414 of the Code.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Granite Sale” has the meaning set forth on Section 9.03(a) of the Weyerhaeuser Disclosure Letter.

“Indebtedness” means, with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind to such Person, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all capitalized lease obligations of such Person or obligations of such Person to pay the deferred and unpaid purchase price of property or equipment, (iv) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person, (v) all “keep well” and other obligations or undertakings of such Person to maintain or cause to be maintained the financial position or covenants of or similar obligations or undertakings to purchase the obligations or property of any other Person, (vi) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination) or (vii) letters of credit, bank guarantees and other similar contractual obligations entered into by or on behalf of such Person.

“IRS” means the U.S. Internal Revenue Service.

The “Knowledge” of (i) Plum Creek means, with respect to any matter in question, the actual knowledge of the following executive officers of Plum Creek: Chief Executive Officer; President and Chief Operating Officer; Senior Vice President and Chief Financial Officer; Senior Vice President – Business Development and Vice President – Human Resources, and of (ii) Weyerhaeuser means, with respect to any matter in question, the actual knowledge of the following executive officers of Weyerhaeuser: President and Chief Executive Officer; Executive Vice President and Chief Financial Officer; Senior Vice President – Human Resources and Investor Relations, in each of (i) and (ii) after making due inquiry of the other executives and managers of such Person having primary responsibility for such matter.

“Material Adverse Effect” with respect to any Person means any fact, circumstance, effect, change, event or development that materially adversely affects the business, properties, financial condition or results of operations of such Person and its Subsidiaries, taken as a whole, excluding any fact, circumstance, effect, change, event or development to the extent that it results from or arises out of (i) changes or conditions generally affecting the industries in which such Person and any of its Subsidiaries operate, except to the extent such change or condition has a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to others in the industries in which such Person and any of its Subsidiaries operate, (ii) general economic or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction, except to the extent such condition has a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to others in the industries in which such Person and any of its Subsidiaries operate, (iii) any failure, in and of itself, by such Person to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect), (iv) the execution and delivery of this Agreement or the public announcement of the Merger or any of the other transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of such Person or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners, (v) any change, in and of itself, in the market price or trading volume of such Person’s securities (it being understood that the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect), (vi) any change in applicable Law or GAAP (or authoritative interpretation thereof), except to the extent such change has a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to others in the industries in which such Person and any of its Subsidiaries operate, (vii) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, except to the extent such effect has a materially disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to others in the industries in which such Person and any of its Subsidiaries operate, (viii) any proceeding brought or threatened by stockholders of Plum Creek or shareholders of Weyerhaeuser (whether on behalf of the Plum Creek, Weyerhaeuser or otherwise) asserting allegations of breach of fiduciary duty relating to this Agreement or otherwise arising out of or relating to this Agreement, the Merger and the other transactions contemplated by this Agreement or violations of securities Laws in connection with the Joint Proxy Statement or Form S-4 or (ix) any actions taken by a party to this Agreement at the written direction of the other party (provided any such directed action is not contemplated or required by the express terms of this Agreement (for the avoidance of doubt any action by a party for which such party sought or requested, and the other party provided, consent shall not be deemed to be “at the written direction of” such party)).

“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Plum Creek Benefit Agreement” means each employment, consulting, bonus, incentive or deferred compensation, equity or equity-based compensation, severance, change in control, retention, termination or other Contract between Plum Creek or any Plum Creek Subsidiary, on the one hand, and any Plum Creek Personnel, on the other hand.

“Plum Creek Benefit Plan” means each (i) pension plan (as defined in Section 3(2) of ERISA) or post-retirement or employment health or medical plan, program, policy or arrangement, (ii) bonus, incentive or deferred compensation or equity or equity-based compensation plan, program, policy or arrangement, (iii) severance, change in control, retention or termination plan, program, policy or arrangement or (iv) other compensation, pension, retirement savings or other benefit plan, program, policy or arrangement, in each case sponsored, maintained, contributed to or required to be maintained or contributed to by Plum Creek, any Plum Creek Subsidiary or any Commonly Controlled Entity for the benefit of any Plum Creek Personnel.

“Plum Creek Material Adverse Effect” means a Material Adverse Effect with respect to Plum Creek.

“Plum Creek Personnel” means any current or former director, officer, consultant or employee of Plum Creek or any Plum Creek Subsidiary.

“Plum Creek Restricted Stock Unit” means any restricted stock unit payable in shares of Plum Creek Common Stock or the value of which is determined with reference to the value of shares of Plum Creek Common Stock, whether granted under any Plum Creek Stock Plan or otherwise, other than a Plum Creek Deferred Stock Unit.

“Plum Creek Stock Option” means any option to purchase Plum Creek Common Stock, whether granted under any Plum Creek Stock Plan or otherwise.

“Plum Creek Stock Plans” means the Plum Creek Timber Company, Inc. 2000 Stock Incentive Plan, the Plum Creek Timber Company, Inc. Amended and Restated Stock Incentive Plan, the Plum Creek Timber Company, Inc. 2012 Stock Incentive Plan, the Plum Creek Timber Company, Inc. Deferral Plan and the Amended and Restated Plum Creek Timber Company, Inc. Director Stock Ownership Plan.

“Plum Creek Value Management Awards” means any value management award, whether settled in cash or in shares of Plum Creek Common Stock and whether granted under any Plum Creek Stock Plan or otherwise.

A “Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, more than 50% of the equity interests of which) is owned directly or indirectly by such first Person.

“Tax Return” means all Tax returns, declarations, statements, reports, schedules, forms and information returns and any amended Tax return relating to Taxes.

“Taxes” means all taxes, customs, tariffs, imposts, levies, duties, fees or other like assessments or charges of any kind imposed directly or through withholding by a Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts.

“Weyerhaeuser Benefit Agreement” means each employment, consulting, bonus, incentive or deferred compensation, equity or equity-based compensation, severance, change in control, retention, termination or other Contract between Weyerhaeuser or any Weyerhaeuser Subsidiary, on the one hand, and any Weyerhaeuser Personnel, on the other hand.

“Weyerhaeuser Benefit Plan” means each (i) pension plan (as defined in Section 3(2) of ERISA) or post-retirement or employment health or medical plan, program, policy or arrangement, (ii) bonus, incentive or deferred compensation or equity or equity-based compensation plan, program, policy or arrangement, (iii) severance, change in control, retention or termination plan, program, policy or arrangement or (iv) other compensation, pension, retirement savings or other benefit plan, program, policy or arrangement, in each case sponsored, maintained, contributed to or required to be maintained or contributed to by Weyerhaeuser, any Weyerhaeuser Subsidiary or any Commonly Controlled Entity for the benefit of any Weyerhaeuser Personnel.

“Weyerhaeuser Deferred Stock Unit” means a stock unit credited to the account of any non-employee director in any employee benefit plan maintained by Weyerhaeuser or any of the Weyerhaeuser Subsidiaries that is payable in Weyerhaeuser Common Shares or whose value is determined with reference to the value of Weyerhaeuser Common Shares.

“Weyerhaeuser Material Adverse Effect” means a Material Adverse Effect with respect to Weyerhaeuser.

“Weyerhaeuser Performance Share Unit” means any restricted stock unit that is (i) subject to performance-based vesting and (ii) payable in Weyerhaeuser Common Shares or the value of which is determined with reference to the value of Weyerhaeuser Common Shares, whether granted under any Weyerhaeuser Stock Plan or otherwise.

“Weyerhaeuser Personnel” means any current or former director, officer, consultant or employee of Weyerhaeuser or any Weyerhaeuser Subsidiary.

“Weyerhaeuser Restricted Stock Unit” means any restricted stock unit that is (i) subject to service-based vesting (and is not subject to performance-based vesting) and (ii) payable in Weyerhaeuser Common Shares or the value of which is determined with reference to the value of Weyerhaeuser Common Shares, whether granted under any Weyerhaeuser Stock Plan or otherwise.

“Weyerhaeuser Stock Option” means any option to purchase Weyerhaeuser Common Shares, whether granted under any Weyerhaeuser Stock Plan or otherwise, other than a Weyerhaeuser Deferred Stock Unit.

“Weyerhaeuser Stock Plans” means the Weyerhaeuser Company 2013 Long-Term Incentive Plan, the 2011 Fee Deferral Plan for Directors of Weyerhaeuser Company, the Weyerhaeuser Company 2004 Long-Term Incentive Plan, the Weyerhaeuser Company 1998 Long-Term Incentive Compensation Plan and the Weyerhaeuser Company 1992 Long-Term Incentive Plan.

SECTION 9.04. Interpretation. When a reference is made in this Agreement to an Exhibit, an Article or a Section, such reference shall be to an Exhibit, an Article or a Section of this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. Any reference herein to any statute shall also be deemed to refer to all rules and regulations promulgated thereunder. The words “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any Contract or Law defined or referred to herein means such Contract or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated and, in the case of any Contract listed in the Weyerhaeuser Disclosure Letter or the Plum Creek Disclosure Letter, only if such amendment, modification or supplement is also listed in the Weyerhaeuser Disclosure Letter or the Plum Creek Disclosure Letter, as applicable. References to a Person are also to its permitted successors and assigns. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

SECTION 9.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or by public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic and legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party or such party waives its rights under this Section 9.05 with respect thereto. Upon any determination that any term or other provision of this Agreement is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated by this Agreement are fulfilled to the extent possible.

SECTION 9.06. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (including by facsimile or electronic image scan) to the other parties.

SECTION 9.07. Entire Agreement; No Third-Party Beneficiaries. (a) This Agreement, taken together with the Weyerhaeuser Disclosure Letter, the Plum Creek Disclosure Letter and the Confidentiality Agreement, (i) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the Merger and the other transactions contemplated by this Agreement and (ii) except for Section 6.05, is not intended to confer, and does not confer, upon any Person other than the parties any rights or remedies.

(b) Except for the representations and warranties contained in Article III, Plum Creek acknowledges that none of Weyerhaeuser, the Weyerhaeuser Subsidiaries or any other Person on behalf of Weyerhaeuser makes any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, Plum Creek acknowledges that none of Weyerhaeuser or the Weyerhaeuser Subsidiaries nor any of their respective Representatives or any other Person has made any express or any implied representations or warranties to Plum Creek with respect to (i) Weyerhaeuser or the Weyerhaeuser Subsidiaries, their respective businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Weyerhaeuser or the Weyerhaeuser Subsidiaries or (ii) any material, documents or information relating to Weyerhaeuser or the Weyerhaeuser Subsidiaries furnished or provided to Plum Creek or its Representatives or made available to Plum Creek or its Representatives in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or any other transactions contemplated hereby or thereby, except as expressly and specifically covered by a representation or warranty set forth in Article III. Plum Creek acknowledges that it is not executing or authorizing the execution of this Agreement in reliance upon any such representation or warranty not explicitly set forth in Article III. Except for the representations and warranties contained in Article IV, Weyerhaeuser acknowledges that none of Plum Creek, the Plum Creek

Subsidiaries or any other Person on behalf of Plum Creek makes any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, Weyerhaeuser acknowledges that none of Plum Creek or the Plum Creek Subsidiaries nor any of their respective Representatives or any other Person has made any express or any implied representations or warranties to Weyerhaeuser with respect to (i) Plum Creek or the Plum Creek Subsidiaries, their respective businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Plum Creek or the Plum Creek Subsidiaries or (ii) any material, documents or information relating to Plum Creek or the Plum Creek Subsidiaries furnished or provided to Weyerhaeuser or its Representatives or made available to Weyerhaeuser or its Representatives in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or any other transactions contemplated hereby or thereby, except as expressly and specifically covered by a representation or warranty set forth in Article IV. Weyerhaeuser acknowledges that it is not executing or authorizing the execution of this Agreement in reliance upon any such representation or warranty not explicitly set forth in Article IV.

(c) For the avoidance of doubt, (i) in the event of Weyerhaeuser’s fraudulent misrepresentation, intentional misrepresentation or intentional breach of this Agreement, damages to Plum Creek shall include, to the extent proven, the loss of the benefit of the bargain to Plum Creek and Plum Creek’s stockholders and (ii) in the event of Plum Creek’s fraudulent misrepresentation, intentional misrepresentation or intentional breach of this Agreement, damages to Weyerhaeuser shall include, to the extent proven, the loss of the benefit of the bargain to Weyerhaeuser and Weyerhaeuser’s shareholders.

SECTION 9.08. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER ANY APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS OF THE STATE OF DELAWARE.

SECTION 9.09. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment without such consent shall be void. Subject to the two immediately preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns.

SECTION 9.10. Specific Enforcement; Consent to Jurisdiction. (a) The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Article VIII, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement in any court referred to in clause (i) of the first sentence of Section 9.10(b), without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

(b) Each of the parties (i) consents to submit itself to the personal jurisdiction of any Delaware state court or any federal court located in the State of Delaware in the event any dispute arises out of this Agreement, the Merger or any of the other transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it will not bring any action relating to this Agreement, the Merger or any of the other transactions contemplated by this Agreement in any court other than any Delaware state court or any federal court sitting in the State of Delaware.

SECTION 9.11. Waiver of Jury Trial. Each party hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any suit, action or other proceeding arising out of this Agreement, the Merger or any of the other transactions contemplated by this Agreement. Each party (i) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such party would not, in the event of any action, suit or other proceeding, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other parties have been induced to enter into this Agreement by, among other things, the mutual waiver and certifications in this Section 9.11.

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF, Weyerhaeuser and Plum Creek have duly executed this Agreement as of the date first written above.

WEYERHAEUSER COMPANY

by
/s/ Doyle R. Simons
	Name:	Doyle R. Simons
	Title:	President and CEO

PLUM CREEK TIMBER COMPANY, INC.

by
/s/ Rick R. Holley
	Name:	Rick R. Holley
	Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Index of Defined Terms

Term	Section

2008 Audit Inquiry	9.03
Acquisition Agreement	5.02(b)
Affiliate	9.03
Agreement	Preamble
Articles of Merger	1.03
Book-Entry Shares	2.01(b)
Business Day	9.03
Certificate	2.01(b)
Certificate of Merger	1.03
Closing	1.02
Closing Date	1.02
Code	9.03
Collective Bargaining Agreements	3.11(a)
Combined Company	9.03
Commonly Controlled Entity	9.03
Confidentiality Agreement	6.02
Consent	3.05(b)
Contract	3.05(a)
DGCL	1.01
Effective Time	1.03
End Date	8.01(b)(i)
Environmental Claims	3.14
Environmental Law	3.14
Environmental Permits	3.14
ERISA	9.03
Exchange Act	3.05(b)
Exchange Agent	2.02(a)
Exchange Fund	2.02(a)
Exchange Ratio	2.01(b)
Filed Plum Creek Contract	4.15(a)
Filed Plum Creek Reporting Documents	Article IV
Filed Weyerhaeuser Contract	3.15(a)
Filed Weyerhaeuser Reporting Documents	Article III
Financing	6.11
Form S-4	3.05(b)
GAAP	3.06(b)
Governmental Entity	3.05(b)
Granite Sale	9.03
Hazardous Materials	3.14
HSR Act	3.05(b)
Indebtedness	9.03
Intellectual Property	3.17
Intended Tax Treatment	6.07
Investment Company Act	3.22
IRS	9.03
Joint Proxy Statement	6.01(a)
Judgment	3.05(a)
Knowledge	9.03
Law	3.05(a)
Legal Restraints	7.01(d)

Letter of Transmittal	2.02(b)
Liens	3.02(a)
Material Adverse Effect	9.03
Maximum Amount	6.05(c)
Merger	1.01
Merger Consideration	2.01(b)
Multiemployer Plan	3.10(c)
NYSE	2.02(f)
Permits	3.18
Person	9.03
Plum Creek	Preamble
Plum Creek Adverse Recommendation Change	5.03(b)
Plum Creek Benefit Agreement	9.03
Plum Creek Benefit Plan	9.03
Plum Creek Board	4.04(a)
Plum Creek By-laws	4.01(a)
Plum Creek Capital Stock	4.03(a)
Plum Creek Charter	4.01(a)
Plum Creek Common Stock	2.01(a)
Plum Creek Deferred Stock Unit	6.04(a)(iii)
Plum Creek Disclosure Letter	Article IV
Plum Creek Employees	6.16(a)
Plum Creek Excess Stock	4.03(a)
Plum Creek Expense Reimbursement	6.06(d)
Plum Creek Indemnified Parties	6.05(a)
Plum Creek Material Adverse Effect	9.03
Plum Creek Material Contract	4.15(b)
Plum Creek Notice of Recommendation Change	5.03(b)
Plum Creek Permits	4.18
Plum Creek Personnel	9.03
Plum Creek Preferred Stock	4.03(a)
Plum Creek Property	4.16(a)
Plum Creek Recommendation	4.04(a)
Plum Creek Reporting Documents	4.06(a)
Plum Creek Restricted Stock Unit	9.03
Plum Creek Stock Option	9.03
Plum Creek Stock Plans	9.03
Plum Creek Stockholder Approval	4.04(a)
Plum Creek Stockholders Meeting	4.04(a)
Plum Creek Subsidiaries	4.01(a)
Plum Creek Takeover Proposal	5.03(e)
Plum Creek Termination Fee	6.06(b)
Plum Creek Value Management Awards	9.03
Plum Creek Voting Debt	4.03(b)
Post-2014 Value Management Award	6.04(a)(v)
Pre-2015 Value Management Award	6.04(a)(iv)
Qualified REIT Subsidiary	3.02(a)
Qualifying Income	6.06(g)(i)
Regulatory Material Adverse Effect	6.03(d)
REIT	3.09(h)
Release	3.14
Representatives	5.02(a)
SEC	3.05(b)
Securities Act	3.05(b)

Share Issuance	3.04
SOX	3.06(b)
Special Distribution	6.15(b)
Special Distribution Per Share	6.15(b)
Subsidiary	9.03
Superior Plum Creek Proposal	5.03(e)
Superior Weyerhaeuser Proposal	5.02(e)
Surviving Corporation	1.01
Tax Return	9.03
Taxable REIT Subsidiary	3.02(a)
Taxes	9.03
Termination Payee	6.06(g)(i)
Termination Payment	6.06(g)(i)
Termination Payor	6.06(g)(i)
WBCA	1.01
Weyerhaeuser	Preamble
Weyerhaeuser 401(k) Plan	5.01(a)(i)
Weyerhaeuser 6.375% Mandatory Convertible Preference Shares	3.03(a)
Weyerhaeuser Adverse Recommendation Change	5.02(b)
Weyerhaeuser Benefit Agreement	9.03
Weyerhaeuser Benefit Plan	9.03
Weyerhaeuser Board	3.04
Weyerhaeuser By-laws	3.01(a)
Weyerhaeuser Capital Stock	3.03(a)
Weyerhaeuser Charter	3.01(a)
Weyerhaeuser Common Shares	2.01(b)
Weyerhaeuser Deferred Stock Unit	9.03
Weyerhaeuser Direct Share Purchase Plan	3.03(a)
Weyerhaeuser Disclosure Letter	Article III
Weyerhaeuser Expense Reimbursement	6.06(e)
Weyerhaeuser Financial Advisor	3.20
Weyerhaeuser Material Adverse Effect	9.03
Weyerhaeuser Material Contract	3.15(b)
Weyerhaeuser Notice of Recommendation Change	5.02(b)
Weyerhaeuser Performance Share Unit	9.03
Weyerhaeuser Permits	3.18
Weyerhaeuser Personnel	9.03
Weyerhaeuser Preference Shares	3.03(a)
Weyerhaeuser Preferred Shares	3.03(a)
Weyerhaeuser Property	3.16(a)
Weyerhaeuser Recommendation	3.04
Weyerhaeuser Reporting Documents	3.06(a)
Weyerhaeuser Restricted Stock Unit	9.03
Weyerhaeuser Shareholder Approval	3.04
Weyerhaeuser Shareholders Meeting	3.04
Weyerhaeuser Stock Option	9.03
Weyerhaeuser Stock Plans	9.03
Weyerhaeuser Subsidiaries	3.01(a)
Weyerhaeuser Takeover Proposal	5.02(e)
Weyerhaeuser Termination Fee	6.06(c)
Weyerhaeuser Voting Debt	3.03(b)

EXHIBIT A

Governance Matters

(a) Weyerhaeuser shall take all necessary action to cause, effective at the Effective Time, Rick Holley to be appointed as non-executive Chairman of the Board of Directors of the Surviving Corporation to serve (i) for an initial term of three years from the Effective Time (until his earlier death or resignation) and (ii) thereafter until his successor shall have been duly elected, appointed or qualified. If Rick Holley is not a member of the Board of Directors of Plum Creek immediately prior to the Effective Time, then the person set forth on Exhibit A, section (a) of the Shasta Disclosure Letter shall serve in his stead.

(b) Weyerhaeuser shall take all necessary action to cause, effective at the Effective Time, Doyle Simons to continue as the Chief Executive Officer of the Surviving Corporation. If Doyle Simons is not the Chief Executive Officer of Weyerhaeuser immediately prior to the Effective Time, the Board of Directors of the Surviving Corporation shall determine who shall serve as Chief Executive Officer of the Surviving Corporation in accordance with the bylaws of the Surviving Corporation.

(c) Weyerhaeuser shall take all necessary action to cause, effective at the Effective Time, the Board of Directors of the Surviving Corporation to consist of (i) the two individuals listed above, (ii) seven directors selected by Weyerhaeuser, each of whom shall be a director of Weyerhaeuser as of the date of the Merger Agreement unless otherwise approved by Plum Creek, and (iii) four directors selected by Plum Creek, each of whom shall be a director of Plum Creek as of the date of the Merger Agreement unless otherwise approved by Weyerhaeuser.

(d) The executive officers (other than the Chief Executive Officer) of the Surviving Corporation, effective at the Effective Time, shall be as set forth below:

Adrian Blocker, Senior Vice President, Wood Products

Russell Hagen, Senior Vice President, Chief Financial Officer

Rhonda Hunter, Senior Vice President, Timberlands

Thomas Lindquist, Executive Vice President, Real Estate

Denise Merle, Senior Vice President, Human Resources

Timothy Punke, Senior Vice President, Corporate Affairs

Devin Stockfish, Senior Vice President, General Counsel

Weyerhaeuser shall take all necessary action to cause such determinations to become effective at the Effective Time.

(e) The principal executive offices of the Surviving Corporation shall be 33663 Weyerhaeuser Way South, Federal Way, Washington.

(f) The name of the Surviving Corporation shall be Weyerhaeuser Company.

EXHIBIT B

Bylaw Amendment

Fifth Amendment to the Amended and Restated By-Laws of Plum Creek Timber Company, Inc.

The Amended and Restated By-Laws of Plum Creek Timber Company, Inc., as previously amended on February 7, 2007, February 5, 2008, February 9, 2010 and February 8, 2011 (the “By-Laws”) are hereby amended, effective [●], 2015, as set forth below.

Article VII of the By-Laws is hereby amended by adding the following section:

Article VII

General Provisions

Section 7.5. Forum for Adjudication of Certain Disputes. Unless the Corporation consents in writing to the selection of an alternative forum (an “Alternative Forum Consent”), the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation or any director, officer, stockholder, employee or agent of the Corporation arising out of or relating to any provision of the General Corporation Law of the State of Delaware or the Certificate of Incorporation or By-laws, or (iv) any action asserting a claim against the Corporation or any director, officer, stockholder, employee or agent of the Corporation governed by the internal affairs doctrine of the State of Delaware; provided, however, that, in the event that the Court of Chancery in the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware, in each such case, unless the Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) has dismissed a prior action by the same plaintiff asserting the same claims because such court lacked personal jurisdiction over an indispensable party named as a defendant therein. Failure to enforce the foregoing provisions would cause the Corporation irreparable harm and the Corporation shall be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 7.5 of Article VII. If any action the subject matter of which is within the scope of this Section 7.5 of Article VII is filed in a court other than the Court of Chancery in the State of Delaware (or any other state or federal court located within the State of Delaware, as applicable) (a “Foreign Action”) by or in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the Court of Chancery in the State of Delaware (or such other state or federal court located within the State of Delaware, as applicable) in connection with any action brought in any such court to enforce this Section 7.5 of Article VII and (ii) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. The existence of any prior Alternative Forum Consent shall not act as a waiver of the Corporation’s ongoing consent right as set forth above in this Section 7.5 of Article VII with respect to any current or future actions or claims.

Annex B

November 6, 2015

Board of Directors

Weyerhaeuser Company

33663 Weyerhaeuser Way South

Federal Way, WA 98003

Members of the Board:

We understand that Weyerhaeuser Company (“Weyerhaeuser”) and Plum Creek Timber Company, Inc. (“Plum Creek”) propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated November 6, 2015 (the “Merger Agreement”), which provides, among other things, for the merger (the “Merger”) of Plum Creek with and into Weyerhaeuser. Pursuant to the Merger, the separate corporate existence of Plum Creek will cease and Weyerhaeuser will continue as the surviving entity in the Merger, and each outstanding share of common stock, par value $0.01 per share, of Plum Creek (the “Plum Creek Common Stock”), other than shares held in treasury by Plum Creek, will be converted into the right to receive 1.60 (the “Exchange Ratio”) common shares, par value $1.25 per share, of Weyerhaeuser (the “Weyerhaeuser Common Stock”), subject to adjustment in certain circumstances. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to Weyerhaeuser.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of Plum Creek and Weyerhaeuser, respectively;

2)	Reviewed certain internal financial statements and other financial and operating data concerning, and the financial performance of, Plum Creek and Weyerhaeuser, respectively;

3)	Reviewed certain financial projections prepared by the management of Plum Creek (the “Plum Creek Projections”);

4)	Reviewed certain financial projections prepared by the management of Weyerhaeuser (the “Weyerhaeuser Projections”);

5)	Reviewed information relating to certain strategic, financial and operational benefits anticipated from the Merger, prepared by the management of Weyerhaeuser;

6)	Discussed the past and current operations and financial condition and the prospects of Plum Creek with senior executives of Plum Creek;

7)	Discussed the past and current operations and financial condition and the prospects of Weyerhaeuser, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of Weyerhaeuser;

8)	Reviewed the pro forma impact of the Merger on Weyerhaeuser’s funds available for distribution per share, consolidated capitalization and certain other financial ratios;

9)	Reviewed and compared the reported prices and trading activity for Plum Creek Common Stock and Weyerhaeuser Common Stock;

10)	Participated in certain discussions among representatives of Weyerhaeuser and Plum Creek and their financial and legal advisors;

11)	Compared the financial performance of certain segments of Plum Creek and Weyerhaeuser, respectively, with certain publicly-traded companies that we deemed comparable to such business segments of Plum Creek and Weyerhaeuser, and reviewed the prices and trading activity of these publicly-traded companies;

12)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

13)	Reviewed the Merger Agreement; and

14)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by Plum Creek and Weyerhaeuser, and formed a substantial basis for this opinion. With respect to the Plum Creek Projections and the Weyerhaeuser Projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of Plum Creek and Weyerhaeuser of the future financial performance of Plum Creek and Weyerhaeuser. With respect to the information related to certain strategic, financial and operational benefits anticipated from the Merger, we have assumed that such information has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Weyerhaeuser. We have been advised by Weyerhaeuser, and have assumed, with Weyerhaeuser’s consent, that the Plum Creek Projections and the Weyerhaeuser Projections, and the strategic, financial and operational benefits anticipated from the Merger by the management of Weyerhaeuser, are reasonable bases upon which to evaluate the financial prospects of Plum Creek and Weyerhaeuser. We have relied upon, without independent verification, the assessment by the management of Weyerhaeuser of: (i) the strategic, financial and other benefits expected to result from the Merger and (ii) the timing and risks associated with the integration of Plum Creek and Weyerhaeuser. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the Merger will be treated as a tax-free reorganization, pursuant to the Internal Revenue Code of 1986, as amended. We have assumed that the final Merger Agreement will not differ in any material respect to the draft Merger Agreement reviewed by us. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We have assumed that each of Plum Creek and Weyerhaeuser has operated in conformity with the requirements for qualification as a real estate investment trust (“REIT”) for U.S. federal income tax purposes since its formation as a REIT and we have assumed that the Merger will not adversely affect such status or operations of Plum Creek or Weyerhaeuser. Our opinion does not address the relative merits of the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of Weyerhaeuser and Plum Creek and their legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of Plum Creek’s officers, directors or employees, or any class of such persons, relative to the consideration to be paid to the holders of shares of Plum Creek Common Stock in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of Plum Creek or Weyerhaeuser, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of Weyerhaeuser in connection with this transaction and will receive a fee for our services, a significant portion of which is contingent upon the entering into of the Merger Agreement and the remainder of which is contingent upon closing of the Merger. In the two years prior to the date hereof, we have provided financial advisory and financing services for Weyerhaeuser and its affiliates and have received fees in connection with such services. Morgan Stanley may also seek to provide such services to Weyerhaeuser or its affiliates in the future and would expect to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of Weyerhaeuser or Plum Creek, or their affiliates, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of Weyerhaeuser and may not be used for any other purpose without our prior written consent, except that (i) a copy of this opinion may be included in its entirety in any filing Weyerhaeuser is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law, and (ii) to the extent required by applicable law, regulation, judicial or governmental order, subpoena or other legal process or to the extent requested or required by any stock exchange, governmental authority or regulatory agency, in which case, any description of or reference to Morgan Stanley or this opinion in such filing shall be reasonably acceptable to Morgan Stanley and its counsel. In addition, this opinion does not in any manner address the prices at which Weyerhaeuser Common Stock or Plum Creek Common Stock will trade following consummation of the Merger or at any time and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of Weyerhaeuser or Plum Creek should vote at the shareholders’ meetings to be held in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to Weyerhaeuser.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Jan Lennertz
Jan Lennertz Executive Director

Annex C

200 West Street | New York, NY 10282-2198

Tel: 212-902-1000 | Fax: 212-902-3000

PERSONAL AND CONFIDENTIAL

November 6, 2015

Board of Directors

Plum Creek Timber Company, Inc.

Suite 3100

601 Union Street

Seattle, WA 98101-1374

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Weyerhaeuser Company (“Weyerhaeuser”) and its affiliates) of common stock, par value $0.01 per share (the “Company Common Stock”) of Plum Creek Timber Company, Inc. (the “Company”) of the exchange ratio of 1.60 shares (the “Exchange Ratio”) of common stock, par value $1.25 per share (the “Weyerhaeuser Common Stock”) of Weyerhaeuser to be paid for each share of issued and outstanding Company Common Stock pursuant to the Agreement and Plan of Merger, dated as of November 6, 2015 (the “Agreement”), by and between Weyerhaeuser and the Company.

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Weyerhaeuser, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have also provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation. We may also in the future provide financial advisory and/or underwriting services to the Company, Weyerhaeuser and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company and Weyerhaeuser for the five years ended December 31, 2014; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Weyerhaeuser; certain other communications from the Company and Weyerhaeuser to their respective stockholders; certain publicly available research analyst reports for the Company and Weyerhaeuser; and certain internal financial analyses and forecasts for the Company prepared by its management and for Weyerhaeuser prepared by its management, in each case, as approved for our use by the Company (the “Forecasts”), including certain operating synergies projected by the managements of the Company and Weyerhaeuser to result from the Transaction, as approved for our use by the Company (the “Synergies”). We have also held discussions with members of the senior managements of the Company and Weyerhaeuser regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of the Company and Weyerhaeuser; reviewed the reported price and

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trading activity for the Company Common Stock and the Weyerhaeuser Common Stock; compared certain financial and stock market information for the Company and Weyerhaeuser with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the timber industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts, including the Synergies, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the managements of the Company and Weyerhaeuser. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or Weyerhaeuser or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. We were not requested to solicit, and did not solicit, interest from other parties with respect to the acquisition of, or other business combination with, the Company or any alternative transaction. This opinion addresses only the fairness from a financial point of view to the holders (other than Weyerhaeuser and its affiliates) of the Company Common Stock, as of the date hereof, of the Exchange Ratio pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Exchange Ratio pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which Weyerhaeuser Common Stock will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company or Weyerhaeuser or the ability of the Company or Weyerhaeuser to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of the Company Common Stock should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the holders (other than Weyerhaeuser and its affiliates) of the Company Common Stock.

Very truly yours,

GOLDMAN, SACHS & CO.

/s/ Goldman, Sachs & Co.

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